Form 20-F
period 2003-03-31
PLAINTREE SYSTEMS INC
filed 2003-10-02
CIK 943946

U.S. Securities and Exchange Commission Washington, D.C. 20549

Form 20-F
[Mark One]
[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2003
or
[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from _____________ to _______________

Commission File Number: 0-25872

Plaintree Systems Inc. (Exact name of Registrant as Specified in Its Charter)

Not Applicable (Translation of Registrant’s Name Into English)

Canada (Jurisdiction of Incorporation or Organization)

110 DeCosta St. Arnprior, Ontario, K7S 3X1, Telephone (613) 623-3434 (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Common Shares, without par value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Not Applicable (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

90,221,634 Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No[ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [ ] No [ ]

Statements contained herein that are not historical facts constitute “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to risks and uncertainties which could cause results to differ materially from those anticipated. These factors include the ability of the Company’s value added resellers and distributors to sell the Company’s products in their respective markets, the timing of orders from and shipments to major customers, the timing of new product introductions by the Company and its competitors, market acceptance of new and enhanced versions of the Company’s products, increased competition, changes in manufacturing costs, changes in the mix of product sales, changes in the mix of distribution channels, inability to obtain sufficient supplies of sole or limited source components and changes in world economic conditions. All dollar amounts referred to herein, unless otherwise stated, are in Canadian dollars.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data set forth below was derived from the Consolidated Financial Statements of Plaintree Systems Inc. (the “Company” or “Plaintree”) presented in Canadian dollars, included elsewhere herein. All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to the audited Consolidated Financial Statements and Notes thereto included in Item 19 of this Report. The Company’s Consolidated Financial Statements are presented in accordance with accounting principles in Canada, which also conform in all material respects with principles generally accepted in the United States except as disclosed in Note 22 to the audited Consolidated Financial Statements.

Summary of Financial Information
	Year Ended March 31,
	1999	2000	2001	2002	2003
Net Sales	$13,704,805	$4,741,811	$1,999,620	$1,346,596	$1,304,068
Loss from Operations	$(23,510,312)	$(230,983)	$(5,077,381)	$(7,273,560)	$(3,282,886)
Net assets (net book value)	$1,302,599	$12,600,856	$8,508,976	$2,557,580	$(905,686)
Total assets	$5,301,635	$14,453,957	$9,337,260	$3,711,016	$540,414
Capital Stock (excluding long term debt and redeemable preferred stock)	$68,618,407	$87,839,496	$96,189,610	$97,561,140	$97,561,140
Number of common shares outstanding	18,288,468	73,216,732	86,059,869	90,221,634	90,221,634
Long term debt and capital leases	$17,402	$7,710	—	—	—
Dividends per share	—	—	—	—	—
Net earnings (loss)	$(23,802,053)	$1,262,440	$(4,507,266)	$(7,322,926)	$(3,463,266)
Net earnings (loss) per share	$(1.37)	$0.01	$(0.06)	$(0.08)	$(0.04)
Net earnings (loss) per share on a fully diluted basis	$(1.37)	$0.01	$(0.06)	$(0.08)	$(0.04)
Net Earnings (Loss) under US GAPP			$(4,743,858)	$(7,086,334)	$(3,463,266)

Summary of Financial Information
	Year Ended March 31,
	1999	2000	2001	2002	2003
Net Earnings (Loss) per share under US GAPP (per share/fully diluted basis)			$(0.06)	$(0.08)	$(0.04)

Foreign currency translation

Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in earnings are translated at rates prevailing during the fiscal year. Exchange gains and losses resulting from the translation of these amounts are included in net earnings.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The risk factors that are specific to the Company include the absence of profitable operation, the financial position of the company, dependence of the Company on proprietary technology, the attraction and retention of highly skilled employees, the establishment and the maintenance of the Company’s sales force and the Company’s distribution channels, the market acceptance of the Company’s new products, the need for additional financing, competition, the dependence of the Company on key personnel, potential dilution, fluctuations in exchange rates and the possible infringement of the Company’s intellectual property rights by third parties.

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was created on May 20, 1993 in Canada pursuant to the provisions of the Canada Business Corporations Act upon the amalgamation of CANAI Computer and Networks Architecture Inc. and 2879484 Canada Limited and Plaintree Systems Inc. The registered office address of the Company is located at 110 DeCosta St., Arnprior, Ontario, K7S 3X1 telephone (613) 623-3434. The Company has undergone several changes over the past three years including a significant down-sizing of operations following the fiscal year ended March 31, 2002 (fiscal 2002) and a financial reorganization completed during the fiscal year ended March 31, 2003 (fiscal 2003). The material events involving the Company are discussed below.

Recent Developments

Change in Corporate Strategy

The Company’s strategy was initially to offer its customers a single-source solution for switching and wireless connectivity. However, management noted erosion in both demand and pricing for switches as well as the market potential for FSO (Free Space Optics) wireless systems, during the fiscal year ended March 31, 2002.

Accordingly, in fiscal 2002 as a result of the lower than expected revenues, management took measures to reduce costs at the beginning of the fourth quarter of fiscal 2002. These measures included a temporary 30 percent reduction in employees’ hours. In fiscal 2003, the Company experienced further delays in expected orders and management took additional steps to cut operating costs through a temporary lay off of approximately 70 percent of its workforce in order to conserve cash until expected sales materialize. This layoff was made permanent in September of 2002.

The Company then reorganized its finances by filing a formal proposal to creditors under the Bankruptcy and Insolvency Act (Canada) (“BIA”). This was accepted by the creditors on January 8, 2003 and sanctioned by the Ontario Superior Court of Justice in Bankruptcy and Insolvency in January 2003. The Company made its final payment under this arrangement to the trustee in August 2003.

The Company, despite its reduced work force has continued to further develop its product lines and now offers lower priced modular FSO products that have increased performance over last year’s offerings.

Private Placement of Series I Shares

On or about November 28, 1997, Acktion Corporation (“Acktion”) purchased, by way of private placement, 7,000 Series I Shares at a price of $1,000 per Series I Share for gross proceeds of $7,000,000 to the Company. In accordance with the provisions contained in the articles of the Company, the holders of the Series I Shares each had the right, at their option, to convert the Series I Shares held into that number of common shares of the Company (“Common Shares”) obtained by dividing the issue price of $1,000 per Series I Share together with accrued and unpaid dividends thereon, by $4.25. In addition, the share provisions provide that the Company had the right to convert the Series I Shares into Common Shares or to redeem such shares for cash on the happening of a merger event such as the Business Arrangement (as later defined) with Targa Group Inc. (“Targa”) discussed in more detail under “Targa Business Arrangement”.

In the fiscal year ended March 31, 1999, the Company completed a private placement of Series II Shares as discussed below.

Private Placement of Series II Shares

On June 3, 1998, Nortel Networks Corporation (“Nortel”) purchased, by way of private placement, 9,000 Series II Shares for gross proceeds of $9,000,000 to the Company. In accordance with the provisions contained in the articles of the Company, the holders of the Series II Shares each had the right, at their option, to convert the Series II Shares held into that number of Common Shares obtained by dividing the issue price of $1,000 per Series II Share together with accrued and unpaid dividends thereon, by $2.15. In addition, the share provisions provide that the Company had the right to convert the Series II Shares into Common Shares or to redeem such shares for cash on the happening of a merger event such as the Business Arrangement (as later defined) with Targa discussed in more detail under “Targa Business Arrangement”.

In the fiscal year ended March 31, 2000, the Company underwent a major financial restructuring. As part of the restructuring, the Company entered into a business arrangement with Targa. Other material events during the year included a special warrant private placement and the acquisition of the business assets of A.T. Schindler Communications Inc. (“ATS”).

Bankruptcy Proposal

On September 1, 1999, the Company filed a proposal (the “BIA Proposal”) under Section 62 of the Bankruptcy and Insolvency Act (Canada). The proposal was approved by the Company’s creditors on September 21, 1999 and was sanctioned by the Ontario Superior Court of Justice in Bankruptcy and Insolvency on January 26, 2000.

Under the BIA Proposal, the secured creditors of the Company had claims against the Company in the approximate aggregate amount of $434,865, which were paid by the Company on or about February 14, 2000. In addition, the unsecured creditors had claims against the Company in the approximate aggregate amount of $2,293,670. Pursuant to the terms of the BIA Proposal, the Company could satisfy these claims by payment to the unsecured creditors of an amount of not more than $0.70 on the dollar per claim. To date, the Company has negotiated settlements of claims with several of the unsecured creditors at amounts of less than $0.70 on the dollar. As a result, the Company paid to its unsecured creditors in the aggregate an amount of $1,295,153 for unsecured creditor claims. The BIA Proposal further provided for the unsecured creditor claims to be paid in four installments over an 18 month period. The final installment payment was made on August 26, 2001 and as of the date of this document the Company has satisfied all conditions under the BIA Proposal.

In November of 2002, the Company filed a second BIA proposal to creditors (the “Second Proposal”). The Second Proposal was approved by the Company’s creditors on January 8, 2003, and the Company made its final payment under this arrangement to the trustee in August of the same year. The Second Proposal entitles the creditors to up to $0.30 on the dollar for their unsecured claims that existed on November 18, 2002. This proposal also limits the amount of the total payment to creditors by the Company to $175,000 including trustee’s fees. The Company has paid all amounts required under the Second Proposal to the trustee.

Targa Business Arrangement

On January 13, 2000, the Company entered into a business arrangement with Targa (the “Business Arrangement”). Pursuant to the terms of the Business Arrangement, Targa agreed to provide the Company with a credit facility of up to $3,000,000 (the “Credit Facility”), of which up to $1,600,000 was available to the Company solely to satisfy amounts owed by the Company to its creditors under the BIA Proposal and up to $1,400,000 was available solely to satisfy the current operating losses directly attributable to the normal day-to-day operations of the Company (the “Operating Costs”). In addition, Targa permitted certain members of its management team (the “Executives”) to be retained in similar capacities by the Company. In consideration for the foregoing, Targa received an aggregate of 34,526,284 Common Shares, which amount represented 49% of the then issued and outstanding Common Shares of the Company on a non-diluted basis following the conversion of the Series I Shares and the Series II Shares (as discussed below). As part of the Business Arrangement, Targa was entitled to have two (2) nominees appointed to the board of directors of the Company until the next annual meeting of shareholders. In addition to the foregoing issuance, Targa also received from the treasury of the Company an additional 1,197,137 Common Shares following the issuance of 1,246,000 Common Shares to Manaca Inc. as compensation for the services of Mr. James A. Richardson in connection with the closing of the Business Arrangement transaction.

The amount of the Credit Facility ($1,600,000) allocated to the BIA Proposal was available to the Company until the obligation of the Company under the BIA Proposal was satisfied (the “Expiry Date”) which was for a period of 18 months expiring on August 26, 2001. On the other hand, the amount of the Credit Facility ($1,400,000) allocated to the Operating Costs expired on February 9, 2001. As security for repayment of the amounts advanced under the Credit Facility, Targa was granted a general security interest over all of the assets of the Company, which security interest ranks subsequent to the interests of the creditors under the BIA Proposal. The Company did not draw upon the Credit Facility for either purpose for which it was established nor did it renew the Credit Facility beyond August 26, 2001.

As an additional term of the Business Arrangement, the Company entered into a services agreement (the “Services Agreement”) with Targa and its related companies, Targa Electronics Systems Inc., Tidal Quality Management Corporation, Hypernetics Limited and Wade-Tech CAD & Graphics Inc. (collectively, the “Targa Group of Companies”) pursuant to which the Company agreed to provide to any or all of the Targa Group of Companies with management, administrative and other services as required by any of such companies primarily utilizing the Executives as well as any other employee or contractor of the Company which is satisfactory to such Targa Group of Companies. The Services Agreement is for a term of at least three years and the Targa Group of Companies is obligated to utilize such services of the Company over the first two years of the term so as to result in a minimum of $1,000,000 in service fees being paid by the Targa Group of Companies to the Company, which minimum fee was achieved during the fiscal year ended March 31, 2001. These services continued at a reduced rate in fiscal year 2002 and were discontinued in fiscal 2003.

Conversion of Series I and II Shares

On October 22, 1999, Acktion and the Company entered into an agreement pursuant to which Acktion agreed to accept 7,000,000 Common Shares in full settlement of its entitlement to Common Shares on conversion of the Series I Shares held. On November 3, 1999, Nortel and the Company entered into an agreement pursuant to which Nortel agreed to accept 9,000,000 Common Shares in full settlement of its entitlement to Common Shares on conversion of the Series II Shares held. In the case of the Business Arrangement, the Company could have redeemed the Series I Shares and Series II Shares by making cash payments totaling $16,000,000 or converting the shares on the basis of approximately one Common Share for each $0.18 of Series I Share and Series II Share held. The cash payment was not feasible and the forced conversion ratio was deemed to result in too great a dilution for the other shareholders of the Company. However, it was a condition of the Business Arrangement that the Series I Shares and Series II Shares be converted into Common Shares prior to the completion of the Business Arrangement. As a result, the

Company negotiated for the conversion of the Series I Shares and Series II Shares prior to the completion of the Business Arrangement on the basis of one Common Share for each $1.00 of Series I Share and Series II Share held.

Private Placement of Special Warrants

On March 30, 2000, the Company sold by way of private placement 10,000,000 special warrants (the “Special Warrants”) at a price of $1.00 per Special Warrant for gross proceeds of $10,000,000 pursuant to an agreement (the “Agency Agreement”) dated March 30, 2000 between the Company and Taurus Capital Markets Ltd. (the “Agent”). In consideration of the services rendered by the Agent in connection with the offering and sale of the Special Warrants (the “Offering”), the Company agreed pursuant to the Agency Agreement to pay to the Agent an aggregate fee equal to 7.5% of the gross proceeds realized by the Company in respect of the sale of the Special Warrants (the “Agent’s Fee”), which was paid at the closing of the private placement of the Special Warrants on March 30, 2000. In addition to the Agent’s Fee, the Company provided the Agent on closing of the Offering with local area networking (LAN) switching equipment having a cost base of $30,000. No fee or commission is payable to the Agent with respect to the exercise of the Special Warrants or warrants underlying the Special Warrants.

As further consideration for the services of the Agent in connection with the Offering, the Company issued to the Agent on March 30, 2000, non-assignable compensation warrants (“Compensation Warrants”) exercisable, without payment of additional consideration, into non-assignable options (the “Compensation Options”) to purchase up to 800,000 Units (as later defined) (the “Optioned Units”). Each Compensation Option entitles the Agent to purchase one (1) Optioned Unit at an exercise price of $1.09 per Optioned Unit at any time prior to March 30, 2002. During the 2001 fiscal year, 400,000 Compensation Options were exercised by the Agent and the Company issued 400,000 Common Shares to the Agent for gross proceeds of $436,000 to the Company. As of the date of this document, 400,000 Compensation Options remain outstanding.

The Company obtained a receipt for a (final) prospectus on July 13, 2000, which qualified the distribution of the Common Shares, and Warrants underlying the Special Warrants and 500,000 of the Compensation Options obtained on exercise of the Compensation Warrants in the Province of Ontario. The Special Warrants and Compensation Warrants were automatically exercised at 5:00 p.m. (Toronto time) on July 20, 2000.

As a result of the deemed exercise, each Special Warrant entitled the holder to acquire, for no consideration in addition to the purchase price paid for the Special Warrants, one (1) unit of the Company (a “Unit”). Subject to adjustment in certain events, each Unit consists of one (1) common share in the capital of the Company (singularly, a “Common Share” and collectively, the “Common Shares”) and one-half (1/2) of one Common Share purchase warrant (singularly, a “Warrant” and collectively, the “Warrants”). The Common Shares and Warrants comprising the Units separated immediately upon issuance of the Units pursuant to the deemed exercise of the Special Warrants. Each whole Warrant entitled the holder to purchase one (1) Common Share (a “Warrant Share”), subject to adjustment as provided by the warrant indenture, at an exercise price of $2.00 per Warrant Share at any time on or prior to June 30, 2001. None of the Warrants were exercised throughout the exercise period which ended on June 30, 2001 and have since expired.

The sum of $9,170,000, being the amount equal to the gross proceeds of the issue and sale of the Special Warrants less: (i) the Agent’s Fee; (ii) the estimated out-of-pocket costs of the Agent; and (iii) the reasonable fees and disbursements of the Agent’s counsel, was released to the Company on the closing of the Offering.

Schindler Asset Acquisition

On March 29, 2000, the Company completed the acquisition of certain assets (the “ATS Assets”) of ATS including its FiRLAN line of products, from Doyle, Salewski, the court appointed interim receiver of all of the assets, property and undertaking of ATS valued at $1,631,616 following receipt of a vesting order issued by the Ontario Superior Court of Justice in Bankruptcy and Insolvency. Pursuant to the terms of the vesting order, the interim receiver was authorized to complete the acquisition in accordance with the terms of a purchase agreement dated as of March 13, 2000 between the Company, ATS and Andrew Schindler (the “ATS Purchase Agreement”). Originally, by letter agreement dated December 1, 1999 as amended by letter agreement dated February 23, 2000, ATS had agreed to sell the ATS Assets to Targa. However, on March 13, 2000, Targa assigned its entitlement to purchase the ATS Assets to the Company in consideration for the issuance to Targa on the closing date of 242,574 Common Shares in the capital of the Company. As a result of the acquisition, the Company has added the FiRLAN line of optical wireless links to its portfolio of products.

The purchase price of the ATS Assets was paid and satisfied by the Company (i) by cash consideration of $346,655; and (ii) by the issuance to ATS of 2,327,347 Common Shares.

Private Placement of Units

During the fiscal year ended March 31, 2002, pursuant to a subscription agreement dated December 19, 2001, the Company completed a private placement financing with Targa Group Inc. (Targa), the Company’s largest shareholder, of 3,911,765 units of the Company at a subscription price of $0.34 per unit for aggregate gross proceeds of $1,330,000 less related issue costs of $35,970. Each unit was comprised of one Common Share and one warrant. Each warrant entitles Targa to acquire one Common Share at an exercise price of $0.51 per Common Share up to January 8, 2005. The financing was completed without the use of an agent and the Company has not undertaken to qualify any of the securities being offered pursuant to the financing. As of the date of this document all of the warrants remain outstanding.

Credit Facility With Related Party

The Company has in place an operating credit facility with a Company controlled by Targa. The credit facility is secured by a general security agreement covering all assets of the Company and expired on March 25, 2003, at which time the principle and interest accrued is due and payable. The credit facility may be terminated earlier upon the happening of a default of the covenants contained in the credit facility, which would include if the Company ceases its business or becomes insolvent. Under the terms of the credit facility all amounts drawn down shall bear interest at the Company’s bank’s prime rate plus 2%. As at the date of this document, the Company is in default of this credit facility and the current outstanding amount is $266,321 plus applicable interest.

Subsequent to March 31, 2003, a new $225,000 additional credit line was extended by Targa to the Company at 2% above the prime rate charged by the Company’s bank and secured by all of the assets of the Company.

B. Business Overview

Headquartered in Arnprior, Ontario, Canada, Plaintree designs, develops and manufactures a series of infrared optical wireless transmission links. The Company’s mission is to become a global leader in the field of Free Space Optics (FSO), providing a solution for the broadband access bottleneck or “Last Mile” connection problems.

Plaintree also continues to provide support of the Company’s switching equipment to its customers. The Company’s goal is to become a global leader in the field of FSO which is becoming the accepted terminology for optical wireless. This is based on the combined attributes of the Company’s optical wireless engineering expertise with its specialization in LED (Light Emitting Diode) technology, and the solution that the optical wireless links provide to the broadband access bottleneck or the `last mile’ connection problem.

Key elements of the Company’s strategy to achieve this goal include developing and manufacturing a broad range of the WAVEBRIDGE(TM) FSO links to provide high-speed network connections for a variety of customers. The Company intends to continue to build a global sales presence through a network of sales representatives, and VARs (Value Added Resellers) and VAIs (Value Added Integrators) strategically positioned around the world.

The Company’s WAVEBRIDGE links send information (voice, video and data) on a beam of infrared light. These links act as a replacement for cable or fiber, thus avoiding the delay and expense of the planning and installation of wireline connections. Simplicity of installation of the WAVEBRIDGE links ensures they can be up and running in a matter of hours thus avoiding costly network downtime. These links are also an alternative to Microwave or Radio Frequency (RF) systems as they require no licensing. The high deployment densities of RF and Microwave systems are causing frequency interference and overlap problems that are not experienced by FSO systems. Optical wireless can also carry a bigger payload than RF systems, making it a very attractive solution.

Plaintree specializes in LED technology. Although FSO refers to both lasers and LED, they differ in many respects including eye-safety, reliability and atmospheric attenuation.

The WAVEBRIDGE links have a Class 1 eye hazard rating from the IEC (International Electrotechnical Commission) and the American National Standards Institute (ANSI), the highest eye-safe rating possible. The Class 1 rating means that the WAVEBRIDGE LED links can be viewed for any length of time, with or without binoculars under all foreseeable circumstances. This is of tremendous importance as binoculars or other viewing aids are often used in the initial alignment of optical wireless equipment.

Background

Founded in 1988, Plaintree’s original focus was engineering and manufacturing intelligent network switches that quickly gained a reputation for their robustness and reliability. Many of these switches continue to be in use as network backbones around the world.

As part of the Targa Business Arrangement, Plaintree hired key members of Targa’s management team. Shortly after the Targa Business Arrangement, Plaintree completed a strategic acquisition that positioned the Company to become a leader in the optical wireless networking market. Plaintree purchased the assets of ATS, an early entrant into the field of optical wireless communication. Established in 1985, ATS introduced its first wireless LANs in 1991, under the name FiRLAN. With over 3,000 installations world-wide with high profile customers including the Smithsonian Institute, Harvard University and Johns Hopkins Medical Center, ATS’ products were an ideal fit with Plaintree’s switching line.

Plaintree was to remain a switching manufacturer with a secondary line of optical wireless products. However, the markets for Plaintree’s products changed dramatically over the fiscal 2001 year. Switching supply has grown and demand has fallen, leading to a predictable fall in margins. Optical wireless on the other hand has a market that is growing rapidly. Plaintree decided that the interests of Plaintree and its shareholders would be best served by focusing management, marketing, sales, and manufacturing efforts, and financial resources in serving the optical wireless market rather than on the lower margin, highly competitive, switching market. Plaintree continues to provide technical support to all of its switching customers.

Products

Plaintree offers a series of optical wireless links to meet a broad range of customer requirements. All FSO communications systems need line-of-sight for connectivity. The only factor limiting the reliability of these systems is fog. Installation planning can reduce this factor by calculating the fade margin to measure optimum distance between the links.

WAVEBRIDGE 300 Series

The 300 Series is a lightweight, easily transported design, intended for indoor use such as a small office. This is an ideal application for LEDs in particular as the units can be located near people without any concerns regarding eye hazards. It is also ideal for special events or emergency applications as set-up time is minimal and the equipment can be moved easily. This very cost-effective unit offers speeds of 10Mbps (megabits per second) and covering distances from 27 meters to 500 meters. The 300 Series also offers a Multiplex unit that offers an additional E1/T1 line as well as the 10 Mbps. E1/T1 lines are essentially a telephone line.

WAVEBRIDGE 400 Series

The 400 Series is an indoor/ outdoor Optical Wireless link that provides connection speeds from E1/T1 through to OC3 (155Mbps). The 400 is fully modular and has a list price of under USD $10,000, one of the less expensive products on the market.

WAVEBRIDGE 500 Series

The 500 Series is primarily an outdoor system but can also easily be mounted indoors to operate through windows. It provides a variety of connection speeds from E1 or T1 to 10 Mbps Ethernet or a combination of both. With a range of up to 2000 meters, businesses can now eliminate the hassles of last mile connectivity and get high speed network connections in just a few hours. This solution is favored by Internet Service

Providers (ISPs), cellular operators and information technology (IT) managers due to its reliability and rapid installation. Businesses can connect offices or create their own backbone across rivers, highways, streets or courtyards.

WAVEBRIDGE 600 Series

The latest WAVEBRIDGE product is the 600 Series. This series is an open protocol, full duplex system offering speeds up to 100 Mbps Fast Ethernet/155 Mbps Asynchronous Transfer Mode (ATM) up to 500 meters. This product meets the requirements of customers such as ISPs, cellular operators and enterprise customers who need greater bandwidth than 10 Mbps.

Applications

Plaintree’s range of WAVEBRIDGE optical wireless links are designed for a variety of applications and customers.

Cellular and Global System for Mobile communications (GSM) operators can connect their base stations to micro-cells using Plaintree’s WAVEBRIDGE optical wireless links. The use of FSO in this application helps the cellular companies avoid the frequency interference problems in areas of high congestion. They can also avoid the expense and delay of installing a fiber line to connect the micro-cells to the base station.

ISP customers are demanding more bandwidth and the capacity to carry rich media. ISPs can use the WAVEBRIDGE links to deliver high bandwidth to business parks, MTUs (multi-tenant units), MDU (multi-dwelling units), hotels and strip malls and avoid the monthly cost of leased lines.

Businesses can connect remote buildings and create their own VPN (virtual private network). This is of particular interest to government agencies that are looking for a high degree of channel security in their network. Interception of the beam is immediately detectable by network management as it would cause interruption of the signal, immediately notifying IT managers.

Other applications include mining, manufacturing, telehealth and avionics. The abundant use of RF systems in wireless applications will continue to cause frequency interference in some areas. FSO is not only unlicensed but does not experience RF overlap and interference. This is of great importance in areas where frequencies are highly regulated such as airports or hospitals.

Marketing; Sales and Customer Support

The Company markets its products world-wide through direct sales, VARs, distributors and systems integrators. Notwithstanding the layoff of certain of its staff following fiscal 2002, the Company intends to re-engage and to increase the size of its marketing and sales force and revitalize distribution channels, as expected sales begin to materialize and Company resources become available. Plaintree’s business plan includes global representation for all its optical wireless products.

Value Added Resellers (VAR’s)

The Plaintree reseller program has established close working relationships with a limited number of solution providers to serve as an extended sales and support force in Canada, the United States and around the world. These programs combine a selective recruitment process with a comprehensive partnering methodology, allowing Plaintree authorized resellers to promote, sell and support the WAVEBRIDGE products. The authorized Plaintree reseller program ensures that resellers are carefully selected to offer focused value-added services or solutions. They share Plaintree’s commitment to customer satisfaction, and undergo extensive training to ensure they have the same world class selling and support skills as those required internally. The Company has signed contracts with approximately 40 VAR’s throughout the world. Several of the contracted VAR’s have offices in multiple countries and regions.

Value Added Integrators (VAI’s)

Plaintree has established a network of systems integrators who include WAVEBRIDGE products in total solutions for customers. VAI’s enjoy VAR purchasing privileges, and provide increased market exposure for Plaintree.

Customer Support

The Company believes that high-quality customer service and support is essential to developing long-term relationships with its customers. Notwithstanding the layoff of 70% of its workforce following fiscal 2002, the Company continues to provide support to its customers for all of its products. This includes technical advice, trouble diagnosis and repair. Except for repair, such services are usually provided by telephone. Since replacement of failed equipment is crucial to most customers, the Company provides overnight replacements (where possible) to its customers. The Company’s products typically have warranties of up to 12 months, with extended warranties also available. To date, the Company has not experienced any significant warranty claims.

Research and Product Development

The market for the Company’s products is characterized by declining market conditions in the telecommunications market, rapidly changing technology, evolving industry standards and frequent new product introductions as well as product modifications. As a result, the Company believes that its future success depends upon its ability to continue to enhance its product line and to develop new products complementary to its WAVEBRIDGE product line. As with all research and developments projects, it is difficult for the Company to predict with certainty the capital requirements or the time that will be required to bring any new products to market. The Company is presently exploring several alternative areas of research and development and the ongoing emphasis will be determined over the next few months by analysis of the potential market and the Company’s available resources.

Operations

The Company’s manufacturing operations are located within the Ottawa region near a substantial community of high technology companies.

The Company’s manufacturing operations consist primarily of quality control, final assembly and testing. The Company generally purchases components, many of which are prepared to the Company’s specifications, and sorts these components into kits for subcontractors to assemble according to the Company’s specifications. The final assembly of major manufactured subcomponents, quality control testing, packing and shipping to the customer are performed by the Company at its manufacturing premises. Most of the Company’s subcontractors and component suppliers also have their offices in the Ottawa area. These companies provide an infrastructure of services and a local pool of skilled workers and professionals.

The Company currently purchases its components and materials from a vendor base of approximately 50 different suppliers. Most of the components and materials are available from more than one supplier. Certain components such as diodes and optical chip sets, however, are available from only a single source or from limited sources, some of which require order lead times of up to 20 weeks. In general, the Company has been able to obtain adequate supplies of all components by scheduling orders over specified periods of time. In order to avoid late shipments due to delays in the manufacturing process, the Company’s policy is to maintain an inventory of components, materials and assembled products in quantities sufficient to meet approximately three months of expected sales. Although the Company seeks to develop alternative sources of supply for products that are available from only one supplier, it expects that it will continue to be dependent on single or limited source supplier relationships in the future. These suppliers are generally major manufacturers.

The Company determines the geographic location of revenues based on the location of its customers. All of the Company’s assets are primarily located in Canada. Product revenue in excess of 10 percent of the Company’s total revenue was earned from two customers during the year ended March 31, 2003, accounting for 45 and 14 percent of the total. In 2002, one customer located in the US accounted for 27 percent of the total revenue and in 2001, two customers located in US and South America accounted for 35 percent of total revenue.

Competition

The competitors for Plaintree are companies that produce short-haul wireless connectivity products which include RF, Microwave and FSO companies. FSO has significant advantages over radio-based systems for certain markets, defined by range, bandwidth, flexibility, ease of installation and environmental requirements. As FSO addresses some of the problems that are created by the abundant use of RF and Microwave systems, this Form will focus and address competing FSO companies.

The competitive landscape for FSO has approximately 18 companies that target various segments of the FSO market. Almost all of Plaintree’s known FSO competition relies on laser-based transmitters, with eye-damage risks and signal degradation problems inherent in the technology. Only Plaintree’s WAVEBRIDGE LED solution is certified to be the highest eye-safe Class 1 by the International Electrotechnical Commission. Some customers have eliminated all laser-based systems by reason of safety concerns alone, and eye safety will become a major concern for residential and all indoor use.

The companies listed below use laser technology as opposed to Plaintree’s LED technology.

Two of the larger FSO companies, AirFiber Inc. and Terabeam Corp., did focus on mesh network applications, involving several device installations and the cost of acquisition, installation and maintenance make these systems more appropriate to large carriers, and very large enterprises. Airfibre has ceased to exist and Terabeam is now changing its product line. The systems are high-end (622 Mbps and higher), short range products. Terabeam Corp. differs slightly in that it has rolled out its own network in Seattle, Washington and Denver, Colorado.

fSONA Communications Corporation (fSona), a Canadian competitor, has laser equipment that they claim provides data rates up to 1.25 Gbps (Gigabit Ethernet, OC-24).

Optical Access Inc. of Denver, Colorado supplies optical wireless and IP switching and routing solutions using a mesh topology.

LightPointe Communications Inc. of San Diego, California, provides a range of scaleable FSO products including 10 Mbps, 20 Mbps, 155 Mbps, 622 Mbps and 1.25 Gbps.

Other competitors include PAV Data Systems Ltd. in the United Kingdom and Canon Europa, of Amsterdam, Netherlands.

Plaintree has learned from its customers and VAR’s that the greatest market is for units capable of carrying E1 and T1 (i.e. 2 Mbps), with migration to 10 Mbps and 100/155 Mbps. Plaintree appears to be one of the few FSO companies that has targeted the high-volume, lower-cost, lower bandwidth market.

The Company believes its WAVEBRIDGE LED optical wireless links offer a very competitive alternative to the competitors’ laser products. However, there can be no assurance that the Company’s competitors will not succeed in developing products which are more effective than any that are being developed by the Company, or which would render the Company’s technologies and products obsolete and non-competitive.

Many of the Company’s competitors are significantly larger and have longer operating histories, greater name recognition and substantially greater financial, technical, personnel, research and development, marketing and other resources than the Company. The Company expects competition to persist and intensify. As well, such companies may have a better ability to withstand a prolonged downturn in the telecommunications market than the Company.

Intellectual Property

The Company principally relies on copyright, trade secret and contract law to protect its proprietary technologies. It may be possible for a third party to copy or otherwise obtain and use the Company’s products or technologies without authorization, or to develop similar technologies independently and there can be no assurance that such measures are adequate to protect the Company’s proprietary technologies. In addition, the Company’s products may be licensed in foreign countries and the laws of such foreign countries may treat the protection of proprietary rights differently than, and may not protect the Company’s proprietary rights to the same extent as do, the laws of Canada.

Although the Company appreciates the benefits of patent protection, it believes that the rapid pace of technological change in this industry makes patent protection less significant than factors such as the knowledge, ability and experience of the Company’s employees, frequent product enhancements, and the timeliness and quality of support services provided by the Company. The Company also has registered trademarks in Canada and the United States.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The section of “Management’s Discussion and Analysis” contains, in accordance with applicable Canadian securities laws and policies, certain forward-looking information about the business and affairs of Plaintree. Such forward-looking information is subject to significant risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Readers should carefully review the risks concerning the business of the Company and the industries in which it operates generally described in the documents filed from time to time with the United States Securities Exchange Commission and Canadian securities regulatory authorities.

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended March 31, 2003 and 2002 should be read in conjunction with the notes therein. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars unless otherwise stated.

Overview

At the beginning of fiscal 2003, management watched the growing uncertainty in the telecommunications market and the effect of this on Plaintree’s WAVEBRIDGE series of optical wireless products known as FSO (Free Space Optics). The term Free Space Optics or FSO is interchangeable with optical wireless or OW.

The downturn in this industry was dramatic and it was management’s opinion that the market would not recover in the fiscal 2003 year. Management then began a series of stringent moves to restructure the Company into one that could survive the expected drought.

The first move was to reduce the work force by 70% and substantially reduce the operational expenses of the Company. This was done by closing all of the regional sales offices around the world and centralising all sales activities in the Canadian head office. The manufacturing team was cut back to levels that ensured that Plaintree was just able to meet the downwardly revised sales forecasts. Finance was reduced to a level that more accurately reflected the volume of corporate activity. In March of 2003, Plaintree ceased to have an official CFO and instead relied on spreading the finance tasks among the remaining employees and its outside advisors for guidance. The engineering team was reduced to just the key talent required to support our existing technology and manufacturing.

In November 2002, as part of the restructuring, Plaintree filed a formal proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). The proposal was accepted by the creditors of the Company on January 8, 2003, and the Company has made its final payment under the proposal to the trustee.

In short, Plaintree intended to go into a state of hibernation that would allow it to support its customers and technology, but expend a minimum of cash until the demand for telecommunication products returned.

However, after a very quiet summer and fall, Plaintree received a US$389,000 order for its legacy switching product from Northrop Grumman in the fall of 2002. Then in early fourth quarter of 2003, Plaintree began to get inquiries from around the globe about the Wavebridge product. This increase in customer activity prompted a ground up review of the FSO line and a subsequent increase in R&D.

The product line was extensively redesigned. Plaintree was able to do this under tight budgeting due to the recent increase in available engineering talent at very reduced rates now found in the Ottawa area. The Wavebridge line is now largely modular, allowing field upgradeability. The new designs ensure greater commonality of components which assists in lower manufacturing costs.

A brand new line, the 400 Series, was announced and launched to address the market’s requests for lower priced, intermediate range products. List priced at US$8,570 for a 100 Mbps 500 Metre link, this is now one of the least expensive and robust units on the market. Redesigned electronics have given the Wavebridge line performance increases of up to 50%.

These design improvements combined with an increase in customer inquiries enticed Targa to extend a further $225,000 in financing in April 2003. This was extended under the condition that this amount and any previous amounts owing to Targa be converted to a convertible debenture, subject to the approval of the Toronto Stock Exchange (“TSX”). The conversion price to be set at the time of each further advance. The TSX approval for this conversion right has been applied for. Targa has continued to advance the funds under the concurrence with the Board that this condition will be met. An application has been made to the TSX for approval of the convertible debenture transaction and such application is currently pending.

In March of 2003, Plaintree was given a major concession by its landlord, a division of Targa, and was released from the terms of its lease on its Merivale location. Plaintree has now consolidated its operations at its Arnprior location.

Despite the above financing, the Company will require an infusion of additional capital in order to continue to operate in its present form and develop its business. In this regard, management continues to investigate other sources of financing.

Current Products and Market Overview

The WAVEBRIDGE series of optical wireless systems uses LED (light-emitting diode) technology to provide a local and wide area networking alternative to wireline, fiber, leased circuits, and radio wave (RF) data solutions. A WAVEBRIDGE link is transparent, replicating at the remote site the exact signal it receives from the network. The WAVEBRIDGE series of products can be used as a bridge to extend, overbuild, or replace conventional cabling systems. The WAVEBRIDGE system can also be used to transport data, voice, and video information among computer workstations, file servers, PBX’s, and printers either in the same office or between office buildings. Implementing the WAVEBRIDGE series technology offers various advantages including seamless replacement for cables or fiber, IEC (International Electrotechnical Commission) Class 1, eye safety under all reasonably foreseeable conditions, ease of installation and relocation, currently no regulatory licensing required and an estimated MTTF (Mean Time To Failure) in excess of 17 years.

Very few FSO companies specialize in LED systems, the vast majority have chosen Laser Systems. The Company has based its decision to go LED on the fact that only LED systems are 100% eye safe under any condition and they feel that this is going to become a major decision for customers of FSO. The Company feels that the other advantages of LED, such as ease of installation and low cost, offset the one disadvantage, that the fastest speeds you can drive an LED Diode is 155Mbps. It is the Companies opinion that the largest market for FSO is at speeds of 155Mbps or less and will be for a number of years to come.

After the recent period of retraction in the telecommunication markets, it is the Company’s opinion that the demand for wireless access and bandwidth is about to increase. The popularity of Wi-Fi, internet high speed and increases in cell phone functions will drive this growth.

The risk the Company faces, along with most other telecommunication companies, is ensuring that cash flows are sufficient to allow the Company to continue and remain competitive until the markets begin this expected growth phase. To this end, as described below, the Company has lowered its operating costs dramatically and will strive to keep these costs low until the sales level warrants operating increases.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 20 of the consolidated financial statements. The following table sets forth-selected financial information of the Company extracted from the Company’s respective audited consolidated financial statements.

Balance Sheet Data:
As at March 31 (audited)
	2003	2002

(thousands of Canadian dollars)
Current Assets	$ 277	$ 3,112
Total Assets	$ 540	$ 3,711
Current Liabilities	$ 1,446	$ 1,153
Total Liabilities	$ 1,446	$ 1,153
Shareholders’ Equity	$ (906)	$ 2,558

Statement of Operations Data:
	Years Ended March 31 (audited)
	2003	2002

	(thousands of Canadian dollars except earnings per share amounts)

Statement of Operations:
Revenue	$ 1,304	$ 1,346
Gross margin	1,105	691
Expenses:
Sales and marketing	756	2,794
Finance and administration	583	970
Restructuring Expense	201	—
Research and development	765	2,095
Write-down of inventory	2,082	1,363
Write-down of intangible assets	—	743
Loss from operations	(3,283)	(7,274)
Interest (expense) income	(55)	65
Other (expense) income	(126)	(114)
Net Loss	$ (3,463)	$ (7,323)
Loss per Share (Basic and Diluted)	$ (0.04)	$ (0.08)

Results of Operations

A meaningful analysis of the financial results for fiscal 2003 must take into account the strategic decision to institute major cost reductions and consolidate operations. With this in mind, the following is a comparison of the Company’s operations for the fiscal year ended March 31, 2003 to the fiscal year ended March 31, 2002.

Revenues

Plaintree had approximately 40 evaluations going on around the Globe at the end of fiscal 2002. In early fiscal 2003 most of these evaluation customers, despite advising that the performance of the Wavebridge product line met or exceeded their requirements, began to go quiet. However, it is important to note that the reason for the non-conclusion of these sales was not, to our best knowledge, due to the proposed sale going to any of our competitors. It is Management’s view that the main reason appears to have been a lack of demand and financing for these companies. The termination of all of Plaintree’s regional sales offices also had an impact on revenue expectations. Despite these setbacks, product revenue increased by $232,472 from $1,071,596 in fiscal 2002 to $1,304,068 in fiscal 2003. It is important to remember that CDN$583,638 of these revenues came from the sale of legacy switching product to one customer as mentioned above. It is not known if this customer will order again.

Gross Margin

Gross margin from product and service revenue for fiscal 2003 was 85% compared to 46% in fiscal 2002. The increase was largely due to the impact of the legacy switching product order described above that had a high gross margin due to the majority of the shipment being from written off inventory.

The Company expects its current and future WAVEBRIDGE high speed optical wireless products will represent a greater portion of the Company’s revenues in the future and that the gross margin will return to a level closer to that attained in fiscal 2002.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel and related costs associated with the Company’s sales and marketing departments which include commissions for sales representatives, advertising, travel, trade shows and other promotional activities. Sales and marketing expenses decreased by $2,037,847 from $2,794,261 in fiscal 2002 to $756,414 in fiscal 2003. The decrease was due to major cutbacks on the international sales force and marketing initiatives.

Finance and Administration

Finance and administration expenditures decreased by $387,137 from $970,440 in fiscal 2002 to $583,303 in fiscal 2003. The decrease was primarily attributable to a reduction in personnel.

Research and Development

Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities. Research and development expenditures decreased by $1,329,351 from $2,094,823 in fiscal 2002 to $765,472 in fiscal 2003. This decrease in expenses was predominately related to the Company’s employee cutbacks and much reduced engineering consulting rates now available.

Restructuring Expense

Restructuring expense of $201,000 represents the pay in lieu of notice expense resulting from the layoff of approximately 70% of Plaintree’s workforce in May 2002.

Write-down of inventory

After reviewing the remaining switching and certain WAVEBRIDGE product inventory, management determined it should be written down to reflect its estimated recoverable values resulting from the extensive redesign of the product line. This resulted in a $2,081,792 charge against income. Accordingly, the revised WAVEBRIDGE product line represents 100% of the inventory as at March 31, 2003.

Critical Accounting Policies

Management reviews all inventory on a quarterly basis. Extensive redesigns of the WaveBridge product and consequently the redundancy of some components and assemblies resulted in management writing down the inventory to correctly reflect recoverable values.

New Accounting Pronouncements

The effective new accounting pronouncements affecting Plaintree Systems Inc. are noted in Note 20 part (g) of the Notes to the Consolidated Financial Statements found in Item 19.

Interest Income (Expense) and Other

Other loss and interest (expense) income increased by $131,014 from an expense of $49,366 in fiscal 2002 to an expense of $180,380 in fiscal 2003. The increase is primarily due to a reduction in cash and short-term investment balances and an increase in interest expense incurred on lease arrears and credit facilities. A gain on settlement of claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal undertaken in the year is expected to be recognized in 2004.

Net loss

The net loss for fiscal 2003 was $3,463,266 or $0.04 per share compared to $7,322,926 or $0.08 per share for fiscal 2002.

Subsequent Events

In May and June of 2003, the Company had parties fly in from Japan, England and South Korea. Each of these groups made the trip specifically to view the Plaintree product and operations and compare Plaintree to its competition. All three are viewed by management as being credible options for our sales network. All three recently advised Plaintree that they view Plaintree’s product and pricing to be superior to its competitors and all three have signed Value Added Reseller (VAR) agreements. All three have since ordered demonstration units which they have paid for. In addition to these visitors, Plaintree has signed up another 5 VARs and 2 distributors over the past five months.

On July 15, 2003, the Company announced the acquisition of a 49% interest in a manufacturing partnership (the “Partnership Interest”). In a related transaction, Plaintree obtained a non-recourse credit facility of $20,300,000 from a Canadian chartered bank to fund its required capital contribution of $20,000,000 to the partnership. As part of these transactions, the Company completed an internal restructuring of its operations transferring primarily all of its business, its tangible assets and liabilities (other than its intellectual property, the Partnership Interest and the Targa debt) to a newly incorporated wholly-owned subsidiary of Plaintree, 4178611 Canada Inc (Newco). Newco will continue to carry on the former business of Plaintree. The net result of this transaction for the Company was an immediate cash injection of $300,000 into Plaintree which was used to settle off the amount owing to the creditors agreed to at the creditors meeting of January 8, 2003 and to pay any commissions and other fees connected with the partnership transaction. In addition to this, the partnership may provide up to $1,100,000 in cash to the Company over the next four years or less.

The Company received on July 31, 2003 its certificate of full performance from its proposal trustee confirming that the Company has paid in full its commitment to its creditors as agreed to under the formal proposal to creditors and the Company is now released from the protection of the BIA.

In a related issue, the TSX announced on July 9, 2003 that it was reviewing the TSX listing of Plaintree for the following reasons: (1) Insolvency or bankruptcy proceedings; (2) Financial condition and/ or operating results; and (3) Payment of fees. On July 24, 2003, David Watson and fellow director, Jerry Vickers attended a meeting of the TSX Listing Committee and explained that Plaintree had obtained the required funding necessary to satisfy its obligations under the Second Proposal and as such would be able to successfully emerge from its BIA restructuring, that the fees owed to the TSX were under the jurisdiction of the BIA and they were therefore about to be satisfied. The representatives of the Company then presented cash flows, sales forecasts and preliminary financial statements for fiscal 2004. After this presentation, the review committee agreed to defer the review until November 28, 2003, at which point the performance of the Company will be again reviewed.

On April 8, 2003, Jay Richardson and Scott Sinclair resigned as directors of the Company.

At the Company’s annual meeting of shareholders held on May 6, 2003, Jerry Vickers was elected as a director.

In June 2003 John Buchanan, Senator and former Premier of New Brunswick, joined the Company as a director.

In response to increased market interest in the Company’s legacy switching lines, the Company has begun to research new markets for this product line.

B. Liquidity and Capital Resources

The Company closed fiscal 2003 with no long-term debt.

Cash provided by financing activities was $18,843 for fiscal 2003 compared to $1,286,320 in fiscal 2002. In fiscal 2003, the Company paid back $200,000 of its original Targa operating line. In early 2003, Targa extended a further $225,000 loan to Plaintree.

Cash flow generated from investing activities totaled $35,571 for fiscal 2003 including proceeds from the sale of short-term investments of $27,328.

In addition to the above noted Targa facility, the Company may require an infusion of additional capital in order to continue to operate in its present form and develop its business. Management continues to investigate other sources of financing. However, the source, timing and costs of such infusion are uncertain, and there is no certainty that the Company will be successful in raising additional working capital, either through the sale of debt or equity securities, or through commercial banking lines of credit.

If the Company is not successful in obtaining the necessary funding and/or if the Company does not meet its existing forecast, continuation of the existing business may not be viable. There can be no assurance that the Company will be able to raise additional capital.

C. Research and Development and Licenses, etc.

Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities. Research and development expenditures decreased by $1,329,351 from $2,094,823 in fiscal 2002 to $765,414 in fiscal 2003. This decrease in expenses was predominately related to the Company’s employee cuts backs and the result of reduced engineering consulting rates now available to the company.

D. Trend Information

The past two years have seen the demand for telecommunications products all but completely cease due to excess inventories, falling demand and the inability of the telecoms and service providers to raise funding for capital expansion. This of course resulted in Plaintree’s less than expected sales and the subsequent cutbacks during this period.

However, since the start of this calendar year, the Company has seen an increase in customer interest from around the world. Telecoms and Service Providers are now inquiring about evaluation units for network expansions that could result in multiple orders.

The key points of interest are the low price of the Plaintree product and the high bandwidth that this product can deliver.

This new interest in FSO has not yet resulted in tangible sales for the Company and discussions with competing FSO manufacturers around the world has indicated that no one is seeing actual order increases at this point in time.

It is the Company’s expectation that this initial interest period will last for another few months and that by the end of Calendar 2003, beginning of 2004 the industry will see increased sales of this equipment.

E. Off-Balance Sheet Arrangement

On July 15, 2003, the Company completed the acquisition of a 49% minority interest (the “Partnership Interest”) for $20,000,000 in an unrelated manufacturing partnership doing business in Canada. Plaintree will not be involved in the day to day management of the partnership. In a related transaction, Plaintree obtained a non-recourse credit facility (the “Credit Facility”) from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003. The only security for the Credit Facility will be the Partnership Interest itself and the Credit Facility will be repaid only from cash distributions from the Partnership and not from Plaintree’s general working capital. The Company anticipates generating approximately $1,100,000 of cash flow from this investment over a five year period, following which the Partnership Interest will be terminated. In the event that the partnership is unable to execute on its business plan, the availability of anticipated cash flow will be diminished.

As part of the these transactions, Plaintree completed an internal restructuring of its operations, transferring primarily all of its business, its tangible assets (other than its intellectual property and its Partnership Interest) to a newly incorporated wholly-owned subsidiary of Plaintree, 4178611 Canada Inc. (“Newco”). Newco has also assumed all of the liabilities of Plaintree, except for its liabilities to Targa Electronics Systems Inc. pursuant to various credit facilities and its liabilities under the Credit Facility. Newco will continue to carry on the former business of Plaintree. This transfer was approved by the shareholders of Plaintree at its Annual and Special Meeting held on May 6, 2003. See also description in Item 5 Operating & Financial Review and Prospects; Subsequent Events.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Position(s) with the Company	Date of Election or Appointment

William David Watson	Director, Chairman of the Board of the Company, Vice President – Mergers and Acquisitions	1999

W. David Watson II(1)(3)	Director, Chief Executive Officer and President	1999

Robert G. Shea(2)	Director	2000

Jerry Vickers(1)(2)	Director	2003

John Buchanan	Director	2003

Girvan L. Patterson(1) (2)	Director	2000

Lynn E. Saunders	Vice President of Operations of the Company	2000

Jason Lee	Vice President of Business Development of the Company	2002

(1)	Member of the Compensation and Corporate Governance Committee.
(2)	Member of the Audit Committee.
(3)	David Watson II is the son of William David Watson

Set out below are profiles of the directors and officers of the Company including particulars of their principal occupations for the past five years:

WILLIAM DAVID WATSON, Chairman of the Board of Directors and Vice President, Mergers and Acquisitions. Mr. Watson was appointed Chairman of the board of directors of the Company on February 9, 2000 and Vice President, Mergers and Acquisitions, effective November 1, 1999. Since November 4, 1999, Mr. Watson has been acting as a special advisor to the Company. From October 1993 to November 1999, Mr. Watson was special advisor to Targa Group Inc., a company founded in 1993 as a vehicle for acquiring troubled companies and turning them around with a primary interest in avionics and high technology. Prior to 1993, Mr. Watson was a self-employed businessman involved with a number of corporations. Mr. Watson attended Ryerson Polytechnical Institute.

WILLIAM DAVID WATSON II, President, Chief Executive Officer and Director. Mr. Watson became President and Chief Executive Officer of the Company on November 4, 1999 and was appointed a director of the Company on February 9, 2000. From October 1993 to November 1999, Mr. Watson was President and Chief Executive Officer of Targa Group Inc. Prior to 1993, Mr. Watson was a tax specialist in public and private practice. Mr. Watson holds a Bachelor of Management Economics from the University of Guelph.

ROBERT E. SHEA, Director. Mr. Shea was appointed a director of the Company on May 1, 2000. Mr. Shea is currently, and for the past five years has been, Chairman of Shea Financial Group, a company engaged in the design and funding of executive compensation plans. Mr. Shea has served on many boards including, Highliner Foods Inc., MBB Helicopter Canada Inc., Halifax-Dartmouth Industries Ltd., American Manor Corp., England Canada Business Council, Embassy Insurance Agency Inc., Silk Fashion Group Ltd. and San-Vel Concrete Corporation.

JOHN M. BUCHANAN, Director, Mr. Buchanan was appointed to the Senate of Canada by the Rt. Hon. Brian Mulroney on September 12, 1990. Prior to being appointed Senator, Mr Buchanan was elected Premier of Nova Scotia in 1978. He was re-elected in 1981, 1984 and 1988 becoming the third Premier in the history of Nova Scotia to be elected to four consecutive terms and the fourth longest premier in Nova Scotia. Mr. Buchanan was appointed Queens Council in 1972 and awarded Doctorates from Mount Allison University, St. Mary’s University, St. Francis Xavier University and Universite Ste. Anne. On April 17, 1982, Senator Buchanan was made a member of Her Majesty’s Privy Council and in 1979 received the Toastmasters International Communication and Leadership Award. Mr. Buchanan is an executive member of the Canada-United States Inter-parliamentary Association.

GIRVAN L. PATTERSON, Director. Mr. Patterson was appointed a director of the Company in January 2000. In 1988, Mr. Patterson co-founded CANAI Inc. (which in 1991 became Plaintree Systems Inc.) and from 1995 through 1999 was the Vice-President of International Sales, and served as the Corporate Secretary of the Company from 1988 to 2001. Mr. Patterson is currently the Chief Executive Officer of Motepoint Inc., a wireless mesh network applications company. Mr. Patterson currently also serves as an advisor and director to several early-stage corporations. Mr. Patterson was educated at Manchester and Aston University in the United Kingdom and holds a Chartered Engineer designation.

JERRY VICKERS, Director. Until recently, Mr. Vickers was Vice-President, Corporate Finance, Technology Group for Desjardins Securities, an indirect wholly-owned subsidiary of Desjardins Mouvement, a financial services conglomerate. From August 1996 through to December 2001, Mr. Vickers was an independent finance/business consultant to private and public companies. He has been a director of private and public companies engaged in technology (software, hardware, internet-based technologies) as well as the hospitality industry. He was a Vice-President in Corporate Finance at Groome Capital.com Inc. and Yorkton Securities Ltd. from July 1996 through to July 2000 specializing in new economy companies (i.e. software, hi-tech, telecom, biotech). From January 1990 to July 1996, he was the Senior Manager and Manager of Company Listings at the TSX. From July 1985 to December 1989, he was a corporate lender at the CIBC and a senior analyst in Engineering Economics at Bell Canada. Mr. Vickers earned a Master of Arts Degree in Economics from the University of Toronto (1985) and a Bachelor of Arts (Honours) in Economics (summa cum laude) from McMaster University (1982).

LYNN E. SAUNDERS, Vice President of Operations. Ms. Saunders was appointed Vice President of Operations in 2000. Prior to this, Ms. Saunders was the Manager of Operations and Finance at Hypernetics Limited from 1997 to 1999. Ms. Saunders also worked at Mitel Corporation as a supervisor in the Finance department from 1996 to 1997.

JASON LEE, Vice President of Business Development. Mr. Lee joined the Company as a Regional Sales representative in June, 2000 and was appointed Vice President of Business Development on January 16, 2002. From 1998 to 2000, he was a Sales Engineer for Zim Technologies. Prior to 1998, Mr. Lee was an IT consultant for various companies after studying Marketing and Computer Science at Durham College of Applied Arts and Technologies in Oshawa, Ontario. In January 2002, Mr. Lee received a scholarship for the “Excellence in Leadership” award by the Ottawa Centre for Research and Innovation (OCRI).

B. Compensation

(a)	The following table sets forth the compensation for each of the Company’s last three financial years paid to Mr. William David Watson II who was, at March 31, 2003, the president and Chief Executive Officer of the Company (the “Named Executive Officer”). No other executive officer of the Company earned a combined salary and bonus in the excess of $100,000 during the fiscal year ended March 31, 2003.

(b)

Summary Compensation Table

Name and Principal Position	Fiscal Year Ending March 31	Salary	Bonus	Other Annual Compensation (1)	Securities Under Options/SARs Granted # (2)	All Other Compensation

William David Watson II, President and Chief Executive Officer	2003	$114,000	nil	nil	nil	nil

	2002	$200,000(3)	nil	nil	100,000	nil

	2001	$200,000	nil	nil	10,000	nil

(1)	Unless otherwise stated, perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the noted executive officers.
(2)	All references are to options to acquire common shares.
(3)	Salary is annualized. Actual salary paid to Mr. William David Watson II in fiscal 2002 was $187,917.

Directors’ and Officers’ Liability Insurance

The Company does not maintain directors’ and officers’ liability insurance on behalf of its directors and officers.

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities or any other measure) was paid or distributed to the Named Executive Officer during the most recently completed financial year ended March 31, 2003. However, see “Incentive Stock Options” below.

Incentive Stock Options Granted to the Named Executive Officer during Financial Year Ended March 31, 2003

No options were granted to the Named Executive Officer during this period.

The following table sets forth the particulars of individual grants of options to purchase common shares made to the Named Executive Officer during the financial year ended March 31, 2003.

Name	Securities Under Option Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of the Grant ($/Security)(1)	Expiration Date

William David Watson II, President and Chief Executive Officer	nil	nil	nil	nil	nil

(1)	In accordance with the Company’s Stock Option Plan, options are granted at the closing price of the common shares on the Toronto Stock Exchange on the trading date immediately preceding the date of grant.

Aggregated Option Exercises During the Most Recently Completed Financial Year Ended March 31, 2003 and Option Values as at March 31, 2003

The following table sets forth information with respect to the exercise of options during the financial year ended March 31, 2003 by the Named Executive Officer and the number and value of unexercised options held as at March 31, 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2003 Exercisable/ Unexercisable (#)	Value of Unexercised in-the- Money Options at March 31, 2003 Exercisable/ Unexercisable ($)

William David Watson II, President and Chief Executive Officer	nil	nil	30,000/100,000	nil/nil

Compensation of Directors

During the fiscal year ended March 31, 2003, no cash remuneration was paid to the directors of the Company for their services as directors. The Company’s current policy is not to pay cash compensation to any individual for serving as director. Rather, the directors receive incentive in the form of stock options, at the discretion of the board of directors, for serving as directors of the Company. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to align the personal interest of each of the directors to that of the shareholders.

No options were granted to the directors during the fiscal 2003 year. On November 21, 2001 and January 16, 2002, the Company granted options to purchase an aggregate of 620,000 common shares to its directors pursuant to the Company’s stock option plan.

Incentive Stock Options

The Management and the directors of the Company are of the view that to be able to attract the most suitable employees, officers and directors to the Company, it is often necessary to be able to offer them options to purchase common shares, as an incentive or inducement. The Company has granted options to purchase common shares pursuant to the stock option plan of the Company. See “Executive Compensation – Stock Option Plan”.

As of March 31, 2003, the Company has issued and outstanding options to purchase 1,740,000 common shares at exercise prices ranging from $0.29 per common share to $7.00 per common share, of which options to purchase 1,070,500 common shares have been granted to directors and officers of the Company.

C. Board Practices

Employment Agreements of Named Executive Officer

On February 8, 2000, the Company entered into an employment agreement with Mr. William David Watson II (the “Watson II Agreement”) for his services as President and Chief Executive Officer of the Company effective November 4, 1999. The Watson II Agreement specifies, among other matters, duties, remuneration, confidentiality, termination of employment and non-competition provisions. The Watson II Agreement is for no fixed term and provides for an initial base salary of $200,000. The Watson II Agreement provides for salary to be reviewed on an annual basis and adjusted, as required, to reflect industry standards. Annual bonuses are at the discretion of the board of directors of the Company. The Watson II Agreement may be terminated by the Company upon twelve months notice to Mr. William David Watson II or by Mr. William David Watson II upon two months notice to the Company. During the 2003 fiscal year, Mr. William David Watson II voluntarily took a temporary salary reduction to $90,000 per year.

The Company has no other compensatory plan or arrangement in respect of compensation received or that may be received by any executive officer in the Company’s most recently completed or current financial year to compensate such executive officer in the event of termination of employment or in the event of a change in responsibilities following a change in control.

Audit Committee and Compensation and Corporate Governance Committee

The Company’s audit committee is composed of Robert G. Shea, Jerry Vickers and Girvan Patterson The Company’s compensation and corporate governance committee is composed of W. David Watson II, Girvan Patterson and Jerry Vickers.

D. Employees

As at the date of this document, the Company’s total work force (including service providers) is nine (9) persons. During fiscal 2003, the Company laid off over 70% of its work force (see Item 5: Operating and Financial Review and Prospects). All employees and service providers execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company. The Company’s employees are not unionized.

E. Share Ownership

The following table sets out the names of the directors and senior management of the Company together with the number of shares of the Company held, directly or indirectly, by each as at August 12, 2003;

Name	Position(s) with the Company	Number of Shares

William David Watson	Director, Chairman of the Board of the Company	70,000

W. David Watson II	Director, Chief Executive Officer and President	20,000

Robert G. Shea	Director	750,000

Jerry Vickers	Director	Nil

John Buchanan	Director	Nil

Girvan L. Patterson	Director	18,000

Lynn E. Saunders	Vice President of Operations	Nil

Jason Lee	Vice President of Business Development	Nil

As at the date hereof, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 858,000 common shares, representing 0.95% of the common shares then outstanding.

Stock Option Plan

On July 9, 2001, the board of directors of the Company resolved to amend the 1994 stock option plan to (i) change the name of the 1994 Stock Option Plan from “1994 Employee and Director Stock Option Plan” to “Stock Option Plan”; (ii) allow the Company to grant options to directors, officers, employees and service providers; and (iii) increase the maximum number of options which may be granted from 4,500,000 to up to 8,600,000. The Company received shareholder approval for this amendment at the Company’s annual meeting of shareholders held on September 20, 2001. The purpose of the Stock Option Plan is to encourage ownership of common shares by directors, officers, service providers and employees of the Company and its subsidiaries and thereby provide additional incentive for such directors, officers, service providers and employees of the Company and its subsidiaries to promote the success and business of the Company and its subsidiaries.

The Stock Option Plan is administered by the board of directors of the Company and provides that a majority of members of the board participating in any decisions as to a grant of options under the Stock Option Plan shall be persons who are not employees of the Company. Options may be granted at any time to any director, officer, service provider or employee (who shall be a full-time salaried employee of the Company or one of its subsidiaries) of the Company or its subsidiaries, taking into consideration, among other things, the past, present and potential contribution of a particular director, officer, service provider or employee to the success of the Company, the value of his or her services to the Company and any other factors which the board of directors may deem proper and relevant provided that a director to whom any option may be granted may not participate in the discussion of the board of directors to grant such option.

Subject to the provisions of the Stock Option Plan, the board of directors shall determine the time or times when options shall be granted, the number of common shares for which any option may be granted, the option exercise price at which common shares may be purchased under any option, the conditions, if any, to be satisfied before any option may be exercised and the expiry date of any option and cause the Company, subsequent to the grant of an option, to enter into an option agreement with each participant evidencing each option granted which shall incorporate such terms as the board of directors in its discretion deems consistent with the Stock Option Plan. The Stock Option Plan provides that the terms and conditions upon which an option is granted need not be the same for each participant.

The maximum term of any option granted under the Stock Option Plan is ten years from the date of grant of the option. However, it is currently the Company’s practice to grant options that expire five years after the date of grant. The expiration of any option is accelerated if the optionee’s employment or cessation of involvement with the Company terminates for any reason, other than for just cause, in which case the unexercised options granted to such optionee immediately terminate. Subject to different arrangements being made between the Company and the optionee, the Stock Option Plan provides that the optionee has 90 days from the date of termination, resignation, removal or discharge to exercise all existing options, except in the case of death of an optionee, in which case options may be exercised by the legal representative (or by the person or persons to whom the rights of the optionee have passed by will or operation of law) generally for a period of 180 days from the date of death. Other than on death, the options are non-transferrable.

The current terms of the Stock Option Plan provide that the maximum number of options granted under the Stock Option Plan shall not exceed 8,600,000, and the number which may be reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding common shares (on a non-diluted basis) at the time of the granting.

The exercise price of an option is set by the board of directors at the time of grant, based upon the closing price on The Toronto Stock Exchange of the common shares on the last trading day prior to the date of the grant. Payment of the exercise price of an option may be made by cash, certified cheque or bank draft. The Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of common shares.

The board of directors may suspend, amend or terminate the Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby unless the affected participant consents to such amendment. The further approval of the Company’s shareholders is required only for amendments that increase the number of shares available for issuance under the Stock Option Plan, that materially increase the benefits accruing to participants, or that materially change the class of persons eligible for the granting of options.

As of March 31, 2003, options to purchase a total of 1,740,000 common shares are outstanding under the Stock Option Plan.

(a)	The following table provides information concerning outstanding options to purchase Common Shares under the 1994 Stock Option Plan and predecessor plans and other agreements as of August 31, 2003:

Holder of Options	Common Shares Under Options	Exercise Price of Options	Expiry Date of Options

Total Options Outstanding	1,740,000	$0.29-7.00	2003-2008

Officers and Directors as a Group	1,070,500	$0.29-7.00	2003-2007

(b)	The following table provides information concerning outstanding options to purchase Common Shares under the ESOP and predecessor plans for the executive officers listed in the Summary Compensation Table as of March 31, 2003:

Holder of Options	Common Shares Under Options	Exercise Price of Options	Expiry Date of Options

W. David Watson II President and Chief Executive Officer	130,000	$0.29-2.35	2007

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

(a)	To the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

(b)	The Company’s major shareholders do not have any different voting rights than the Company’s other shareholders.

(c)	The following table sets forth the common shares held by the owners of 5% or more of the Common Shares, as known to the Company, and the Company’s directors and officers as a group as of August 31, 2003:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class(1)

Common Shares	Targa Group Inc.	34,540,760	38.3%

Common Shares	Officers and Directors as a group	858,000	0.95%

(1)	As of March 31, 2003, there were 90,221,634 Common Shares outstanding.

B. Related Party Transactions

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company or any known associate or affiliate of such persons, in any transaction of the Company during the fiscal year ended March 31, 2003 or in any proposed transaction which has materially affected or will materially affect the Company except as disclosed under “Executive Compensation - Employment Agreements of Named Executive Officers” and the following:

1. Pursuant to the terms of a lease between the Company and Tidal Quality Management Corporation (“Tidal”), a corporation wholly owned by Targa Group Inc. which beneficially owns 38.3% of the outstanding voting shares of the Company, the Company paid an aggregate of $105,828 in rent during the fiscal year ended March 31, 2003 to Tidal for the use of a building located at 2081 Merivale Road, Ottawa, Ontario. On June 27, 2002, Tidal agreed to defer rental amounts owing and to allow such lease arrears to grow until the earlier of January 2003 and until regular monthly payments resume. In exchange for this agreement, the Company has granted a collateral mortgage over its land and building property in Arnprior, Ontario to Tidal as security for the lease arrears. As at March 31, 2003, the total amount of rental arrears owing to Tidal amounted to $240,220 including accrued interest. The Company has moved its offices to Arnprior and no longer leases the Tidal premises, however, the rental arrears remain unpaid.

2. Pursuant to a subscription agreement dated, December 19, 2001, the Company completed a private placement financing with Targa Group Inc. of 3,911,765 units of the Company at a subscription price of $0.34 per unit for aggregate gross proceeds of $1,330,000 less related issue costs of $35,970. Each unit is comprised of one common share and one warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.51 per common share up to January 8, 2005. The financing was completed without the use of an agent and the Company has not undertaken to qualify any of the securities being offered pursuant to the financing.

3. The Company has in place an operating credit facility with a Company controlled by Targa Group Inc. under terms and conditions that the Board of Directors of the Company considers advantages considering the prevailing market conditions at the time the credit facility was entered into. The credit facility is secured by a general security agreement covering all assets. The facility bears interest at the Company’s bank’s prime rate plus 2%. As of March 31, 2003, the Company owes $266,321 including accrued interest to Targa Group Inc. under the credit facility. The Company is currently in default under the credit facility and to date Targa Group Inc. has not yet commenced enforcement proceedings. On April 3, 2003, the Company entered into another operating credit facility with a Company controlled by Targa Group Inc. that again was favourable considering the market conditions prevailing at that time. The credit line is for $225,000, is secured by a general security agreement that covers all assets and bears an interest rate at 2% above the Company’s prime rate. As of July 31, 2003, the Company owes $170,000 plus accrued interest.

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the Company’s 2003 Annual Report:

(a)	Independent Auditor’s Report relating to the Consolidated Financial Statements and notes thereto;

(b)	Consolidated Statements of Operations and Deficit for the Years Ended March 31, 2002 and 2003;

(c)	Consolidated Balance Sheets as at March 31, 2002 and 2003;

(d)	Consolidated Statements of Changes in Cash Flows for the Years Ended March 31, 2002 and 2003;

(e)	Notes to the Consolidated Financial Statements.

Legal Proceedings

In 2003, a former executive of the Company launched a lawsuit against the Company and certain of its directors in the Ontario Court of Justice concerning an alleged breach of such executive’s employment contract with the Company. This lawsuit was settled with the plaintiff in return for the payment by the Company of an amount equal to the vacation pay accrued to the date of the expiration of the executive’s employment agreement.

B. Significant Changes

None

ITEM 9: THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth the high and low sale prices of the common shares for the fiscal periods indicated:

Toronto Stock Exchange (TSX)

	Price Per Share (Canadian $)

	High	Low

Full Financial Years (Five Most Recent)

1999	3.75	0.11

2000	3.50	0.14

2001	2.48	0.51

2002	0.69	0.20

2003	0.23	0.25

Full Financial Quarters

2002

First Quarter	0.69	0.38

Second Quarter	0.55	0.20

Third Quarter	0.50	0.26

Fourth Quarter	0.32	0.20

2003

First Quarter	0.23	0.045

Second Quarter	0.065	0.03

Third Quarter	0.15	0.025

Fourth Quarter	0.08	0.03

2004

First Quarter	0.21	0.03

Monthly, Past Six Months

March 2003	0.145	0.075

April 2003	0.04	0.03

May 2003	0.21	0.03

June 2003	0.145	0.075

July 2003	0.14	0.08

August 2003	0.11	0.085

As of August 31, 2003, approximately 11.35% of the Company’s common shares, or 10,240,746 common shares, were held by 53 persons having addresses of record located in the United States.

B. Plan of Distribution

Not Applicable

C. Markets

The common shares have been listed on the Toronto Stock Exchange (the “TSX”) since June 1993. The Company was listed on the NASDAQ National Market from May 1995 to April 1, 1999. The Company’s common shares are also quoted on the OTCBB.

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Memorandum and Articles of Association

A description of the Company’s Memorandum and Articles of Association was included as Item 10.B of the Company’s Form 20-F filed for the year ended March 31, 2002. There have been no changes made to the Company’s Memorandum and Articles of Association as described previously.

C. Material Contracts

See Item 4A.

D. Exchange Controls

To the best of the Company’s knowledge, there are no governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital by the Company.

E. Taxation

Canadian Income Tax

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Act”) generally applicable to holders of Common Shares who are not resident or deemed to be resident in Canada, who hold their Common Shares as capital property and who do not use or hold and are not deemed to use or hold Common Shares in carrying on business in Canada, except, in certain situations, holders who carry on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Act, the regulations thereunder, specific proposals to amend the Act or the regulations publicly announced by the Minister of Finance before the date hereof and counsel’s understanding of the current administrative practices published by Canada Customs and Revenue Agency but does not take into account provincial or territorial income tax laws. This summary is not exhaustive of all possible income tax considerations and holders or prospective purchasers are advised to consult with their own tax advisers with respect to their particular circumstances.

Capital gains realized on the disposition of Common Shares will not be subject to tax under the Act unless such Common Shares are taxable Canadian property of the holder within the meaning of the Act. Common Shares will generally not be taxable Canadian property to a holder unless, at any time during the five-year period immediately preceding a disposition, the holder, persons with whom the holder did not deal at arm’s length was considered to own under the Act 25% or more of the issued shares of any class or series of the Company. Even if the Common Shares constitute taxable Canadian property to a particular holder, an exemption from tax under the act may be available under the provisions of any applicable international tax treaty. In the case of residents of the United States (other than certain former residents of Canada), the Canada-United States Income Tax Convention (1980) (the “US/Canada Tax Treaty”) provides an exemption from tax unless the value of the Common Shares at the time of disposition is derived principally from real property situated in Canada (which the Company believes is not currently the case and does not expect to be the case in the future).

Dividends paid or credited on the Common Shares will be subjected to Canadian withholding tax under the Act at a rate of 25%, subject to reduction under the provisions of any applicable international tax treaty. In the case of residents of the Unites States who own less than 10% of the Company’s voting stock, the U.S./Canada Tax Treaty reduces the rate to 15%. Under the U.S./Canada Tax Treaty, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold such tax from payments made to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

F. Dividend and Paying Agents

Not Applicable

G. Statement by Experts

Not Applicable

H. Documents on Display

Copies of the documents concerning the Company referred to in this form may be inspected at the principal executive office of the Company.

I. Subsidiary Information

The Company has one wholly-owned inactive subsidiary named “Plaintree Systems Corporation”, a corporation incorporated under the laws of the State of Delaware.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.

Market risk represents the risk of loss that may impact the financial statements of the company due to adverse changes in financial markets. The Company is exposed to market risk from changes in foreign exchange rates and interest rates. Inflation has not had a significant impact on the Company’s results of operations.

The Company is financed through loans from related parties which bear interest at rates tied to the Canadian bank prime rates. Consequently, the Company is exposed to the risk of increases in the prime rate.

The Company is exposed to foreign exchange risk in that the majority of its sales are denominated in U.S. dollars. The Company does not currently hedge its exposure to currency or interest rate fluctuations.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2003. Based upon that evaluation, the Company’s Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. There has not been any change in the Company’s internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Exchange Act that occurred during the fiscal year ended March 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Girvan Paterson, a member of the Company’s board of directors and audit committee is a financial expert.

ITEM 16B: CODE OF ETHICS

The Company has not yet developed a code of ethics for its Chief Executive Officer or its other principle officers. The Company has been concentrating on finding revenue and funding sources and this has taken significant management and board time. The Company will develop a code of ethics for its officers as circumstances improve.

ITEM 16C: AUDIT FEES

Deloitte & Touche LLP have been the auditors of the Company for the last two fiscal years. Audit Fees and Audit Related Fees for 2003 were $32,000 (2002- $25,000) and $nil (2002 -$1,500) respectively.

PART III

ITEM 17: FINANCIAL STATEMENTS

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the Company’s 2003 Annual Report;

(a)	Independent Auditor’s Report relating to the Consolidated Financial Statements and notes thereto;

(b)	Consolidated Statements of Operations and Deficit for the Years Ended March 31, 2001, 2002 and 2003;

(c)	Consolidated Balance Sheets as at March 31, 2002 and 2003;

(d)	Consolidated Statements of Changes in Cash Flows for the Years Ended March 31, 2001, 2002 and 2003; and

(e)	Notes to the Consolidated Financial Statements.

ITEM 18: FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19: EXHIBITS

Number	Title

1	Plaintree Systems Inc. 2003 Annual Report to Shareholders (incorporating herein by reference thereto the Company’s Consolidated Financial Statements and Notes thereto, together with the report thereon of Deloitte & Touche, LLP, on pages 7 to 28, inclusive)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 30, 2003

PLAINTREE SYSTEMS INC.

Per:	/s/ David Watson David Watson Chief Executive Officer

Consolidated Financial Statements of

PLAINTREE SYSTEMS INC.

March 31, 2003

Independent Auditors’ Report

To the Board of Directors of Plaintree Systems Inc.

We have audited the accompanying consolidated balance sheets of Plaintree Systems Inc. and subsidiary as at March 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiary as at March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2003, in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Chartered Accountants Ottawa, Canada

July 25, 2003, except for Note 22 which is as of July 31, 2003

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both auditing standards generally accepted in Canada and in the United States of America, our report to the Board of Directors dated July 25, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants Ottawa, Canada

July 25, 2003

PLAINTREE SYSTEMS INC. Financial Statements March 31, 2003

PAGE
Consolidated Balance Sheets	1

Consolidated Statements of Operations	2

Consolidated Statements of Cash Flows	3

Consolidated Statements of Shareholders’ Equity	4

Notes to the Consolidated Financial Statements	5 - 23

PLAINTREE SYSTEMS INC.
Consolidated Balance Sheets as at March 31, 2003 and 2002

	2003	2002
CURRENT ASSETS
Cash	$ 42,148	$ 432,831
Short-term investments	—	27,328
Trade accounts receivable (net of allowance for doubtful accounts
of $110,160; 2002 - $137,827)	90,884	196,249
Investment tax credits receivable	—	246,000
Current portion of loans receivable (Note 6)	—	7,027
Due from related parties (Note 18)	—	36,878
Inventories - net (Note 4)	116,343	2,062,918
Prepaid expenses and advance contract payments	27,384	103,468

	276,759	3,112,699
LOANS RECEIVABLE (Note 6)	—	1,216
CAPITAL ASSETS (Notes 5 and 18)	263,655	597,101

	$ 540,414	$ 3,711,016

CURRENT LIABILITIES
Due to related party (Note 8)	$ 297,856	$ 400,000
Due to related parties (Note 18)	377,808	94,644
Accounts payable and accrued liabilities (Note 9)	745,363	616,386
Warranty reserve	25,073	42,406

	1,446,100	1,153,436

GUARANTEES, CONTINGENCIES AND COMMITMENTS (Note 17)
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Share capital (Note 10)
Series I, preferred shares (authorized - 7,000; NIL outstanding)	—	—
Series II, preferred shares (authorized - 9,000; NIL outstanding)	—	—
Common shares (unlimited number of shares authorized, 90,221,634
outstanding; 2002 - 90,221,634)	97,561,140	97,561,140
Deficit	(98,019,751)	(94,556,485)
Accumulated foreign currency translation adjustment	(447,075)	(447,075)

	(905,686)	2,557,580

	$ 540,414	$ 3,711,016

APPROVED BY THE BOARD:

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Consolidated Statements of Operations years ended March 31, 2003, 2002 and 2001

	2003	2002	2001
Revenue
Product and service revenue	$ 1,304,068	$ 1,071,596	$ 1,249,620
Management service revenue (Note 18)	—	275,000	750,000

	1,304,068	1,346,596	1,999,620

Cost of revenue
Product and service costs	199,370	578,109	947,297
Management service costs	—	77,145	232,710

	199,370	655,254	1,180,007

Gross margin	1,104,698	691,342	819,613

Operating expenses
Sales and marketing	756,414	2,794,261	2,481,860
Finance and administration	583,303	970,440	732,780
Research and development	765,472	2,094,823	1,239,861
Restructuring (Note 11)	200,603	—	—
Write-down of inventory (Note 11)	2,081,792	1,362,840	1,442,493
Write-down of intangible assets (Note 7)	—	742,538	—

	4,387,584	7,964,902	5,896,994

Loss from operations	(3,282,886)	(7,273,560)	(5,077,381)
Interest (expense) income (Note 12)	(54,847)	65,317	410,216
Other income (loss) (Note 13)	(125,533)	(114,683)	159,899

NET LOSS	$(3,463,266)	$(7,322,926)	$(4,507,266)

Basic and diluted loss
per common share (Note 15)	$ (0.04)	$ (0.08)	$ (0.06)

Weighted average common shares
outstanding	90,221,634	86,958,580	81,912,740

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Consolidated Statements of Cash Flows years ended March 31, 2003, 2002 and 2001

	2003	2002	2001
OPERATING
Net loss	$(3,463,266)	$(7,322,926)	$(4,507,266)
Items not affecting cash
Amortization	200,798	738,690	575,613
Shares issued for services	—	77,500	—
Write-down of intangible assets	—	742,538	—
Loss on disposal of capital assets	113,805	—	—
Changes in non-cash operating
working capital items (Note 16)	2,703,566	1,318,727	(2,057,746)

	(445,097)	(4,445,471)	(5,989,399)

INVESTING
Purchases of capital assets	—	(132,465)	(469,442)
Capitalized development costs	—	—	(196,657)
Decrease (increase) in loans receivable
from related parties	8,243	26,586	(34,829)
Proceeds from disposition of
short-term investments	27,328	1,925,888	(1,953,216)

	35,571	1,820,009	(2,654,144)

FINANCING
Payments on capital leases	—	(7,710)	(8,834)
Proceeds from disposal of capital assets	18,843	—	—
Proceeds on issuance of share capital -
net of issue costs	—	1,294,030	415,385

	18,843	1,286,320	406,551

Decrease in cash	(390,683)	(1,339,142)	(8,236,992)
Cash, beginning of year	432,831	1,771,973	10,008,965

Cash, end of year	$ 42,148	$ 432,831	$ 1,771,973

Supplementary information:
Interest paid	$ 297	$ 1,425	$ 10,337

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity years ended March 31, 2003, 2002 and 2001

	Common Shares
	Number	Amount	Accumulated Foreign Currency Translation Adjustment	Retained Earnings (Deficit)	Shareholders’ Equity (Deficiency)
Balance March 31, 2001	86,059,869	$96,189,610	$(447,075)	$(87,233,559)	$ 8,508,976
Issuance of shares
Private issue net of $35,970
issue costs (Note 10)	3,911,765	1,294,030	—	—	1,294,030
Issued for services (Note 10)	250,000	77,500	—	—	77,500
Net loss	—	—	—	(7,322,926)	(7,322,926)

Balance March 31, 2002	90,221,634	97,561,140	(447,075)	(94,556,485)	2,557,580
Net loss	—	—	—	(3,463,266)	(3,463,266)

Balance March 31, 2003	90,221,634	$97,561,140	$(447,075)	$(98,019,751)	$ (905,686)

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

1.	GOING CONCERN

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s losses during the past year of $3,463,266 and an accumulated deficit of $98,019,751 as at March 31, 2003. The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

The Company believes that future funding and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results and to date, the Company has not secured such funding either through an equity investment or strategic partnership. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	DESCRIPTION OF BUSINESS

The Company designs, develops, manufactures, markets and supports optical wireless links, network switches and telecommunications products that allow its customers to improve the performance and increase the manageability of their existing local area networks, while providing a migration path to emerging networking technologies.

3.	ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with accounting principles generally accepted in the United States of America except as disclosed in Note 20.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive U.S. subsidiary, Plaintree Systems Corporation. All significant intercompany accounts and transactions have been eliminated.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value. Work in process and raw materials are valued at the lower of cost and replacement cost.

Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

3.	ACCOUNTING POLICIES (Continued)

Capital assets

Capital assets are stated at cost. Amortization is provided using the following methods and rates:

Software	2 years straight-line
Computer and office equipment	3 years straight-line
Other equipment	2 years straight-line
Furniture and fixtures	20% declining-basis
Leasehold improvements	Straight-line over the lease term
Building	20 years straight-line

The Company’s policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under generally accepted accounting principles are met. Such costs are amortized, commencing when the product is released, over the lesser of the expected life of the related product and three years.

Revenue recognition and warranties

Revenue from product sales is recorded on shipment provided evidence of an arrangement exists and collection is probable. In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience. Customer support and maintenance contracts are sold separately from the product. Service revenue is recognized when the service is performed, or, in the case of maintenance contracts, is recognized on a straight-line basis over the term of the contract. Deferred revenue arises when maintenance or services are paid in advance.

Management service revenue is recognized when the service is performed.

Foreign currency translation

The Company accounts for its foreign subsidiary using the temporal method resulting in foreign exchange gains and losses being included in the determination of net earnings.

Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in earnings are translated at rates prevailing during the fiscal year. Exchange gains and losses resulting from the translation of these amounts are included in net earnings.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

3.	ACCOUNTING POLICIES (Continued)

Stock option plans

The Company has stock option plans as described in Note 10. Effective April 1, 2002, the Company adopted the new recommendations of section 3870 of the CICA Handbook (“CICA 3870”) with respect to stock-based compensation. The Company records an expense only when the exercise price of the option is lower than the market price of the stock on the date of grant. To date, no option grants have met the criteria for expense recognition. The Company discloses in Note 10 the pro forma effect of the options on the net loss as if they were valued using a fair value method.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

Income taxes

The Company uses the asset and liability method to account for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Future income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in statutory tax rates is recognized in net income in the year of change. A valuation allowance is recorded for those future income tax assets whose recoverability is not sufficiently likely.

4.	INVENTORIES

	2003	2002
Raw materials	$ 81,328	$1,088,068
Work in process	34,820	524,850
Finished goods	195	450,000

	$116,343	$2,062,918

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

5.	CAPITAL ASSETS

	2003
	Cost	Accumulated Amortization	Net Book Value

Software	$ 57,538	$ 54,810	$ 2,728
Computer and office equipment	2,724,702	2,675,759	48,943
Other equipment	233,392	233,392	–
Furniture and fixtures	134,213	112,379	21,834
Leasehold improvements	–	–	–
Land and building	218,672	28,522	190,150

	$3,368,517	$3,104,862	$ 263,655

	2002
	Cost	Accumulated Amortization	Net Book Value

Software	$ 57,538	$ 33,282	$ 24,256
Computer and office equipment	2,724,702	2,568,414	156,288
Other equipment	304,290	304,290	–
Furniture and fixtures	142,148	104,249	37,899
Leasehold improvements	255,657	76,656	179,001
Land and building	218,672	19,015	199,657

	$3,703,007	$3,105,906	$597,101

6.	LOANS RECEIVABLE

	2003	2002

Note receivable, bearing interest at 6.5%, principal and interest repayable in monthly installments of $613, maturing April 2003
	$ –	$ 8,243

	–	8,243
Less current portion	–	7,027

Non-current portion	$ –	$ 1,216

The loans are unsecured and were made to senior officers of the Company.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

7.	INTANGIBLE ASSETS

	2003	2002

Goodwill and acquired technology at cost	$ –	$1,485,075
Less accumulated amortization	–	(742,537)
Less write-down	–	(742,538)

	$ –	$ –

On March 29, 2000, the Company acquired all the business assets of A.T. Schindler Communications Inc. (ATS), a designer and manufacturer of the FiRLAN wireless networking products. The acquisition has been accounted for by the purchase method of accounting. The purchase consideration was comprised of $346,655 cash and the issuance of 2,569,921 common shares. The difference between the purchase price valued at $1,631,616 and the fair value of the acquired net tangible assets of $146,541 amounted to $1,485,075, which is attributable to acquired technology and goodwill (the “intangible assets”). The intangible assets were to be amortized over their expected useful lives of four years on a straight-line basis and reviewed periodically for impairment.

At March 31, 2002, it became evident that the carrying amount of the intangible assets would not be recoverable. As a result, the net book value of intangible assets remaining on the books of $742,538 was written off.

8.	CREDIT FACILITY DUE TO RELATED PARTY

The Company had in place an operating credit facility with a company controlled by Targa Group Inc., the largest shareholder of the Company. The credit facility was secured by a general security agreement covering all assets of the Company but expired on March 25, 2003. The Company is consequently in default on this facility and no further draws may be made. As at March 31, 2003, the facility which bears interest at the Company’s bank’s prime rate plus 2%, amounted to $266,321 (2002 - $400,000). This principal amount and interest arrears of $31,535 (2002 - $NIL) are due upon demand and are reflected as the due to related party amount shown as a current liability on the balance sheet.

A new agreement was signed subsequent to year-end authorizing a new credit facility with the same company controlled by the Targa Group as above. Under the terms of the new credit facility, the Company can draw to a maximum of $225,000. This new facility is also secured by a general security agreement over the assets of the Company.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	2003	2002

Accounts payable	$424,670	$251,116
Accrued liabilities	117,526	200,852
Restructuring	200,603	–
Salaries and benefits payable	–	145,134
Commissions payable	2,564	19,311

	$745,363	$ 616,386

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

10.	SHARE CAPITAL

Authorized
Unlimited number of preferred shares, issuable in series
Series I:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares; semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after November 21, 2002 or on the occurrence of a merger event;
convertible at the option of the holder to 1,647,058 common shares at any time prior to November 22, 2002;
amounts due for redemption or retraction may be converted to common shares at the option of the Company;
non-voting.
Series II:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares; semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after June 3, 2003 or on the occurrence of a merger event;
convertible at the option of the holder to 4,186,046 common shares at any time prior to June 4, 2003;
amounts due for redemption or retraction may be converted to common shares at the option of the Company;
voting.

Unlimited number of common shares

Pursuant to a subscription agreement dated, December 19, 2001, the Company completed a private placement financing with Targa Group Inc. (Targa), the Company’s principal shareholder at the time, of 3,911,765 units of the Company at a subscription price of $0.34 per unit for aggregate gross proceeds of $1,330,000 less related issue costs of $35,970. Each unit is comprised of one common share and one warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.51 per common share up to January 8, 2005. The financing was completed without the use of an agent and the Company has not undertaken to qualify any of the securities being offered pursuant to the financing.

Pursuant to the terms of an employment agreement entered into during the year 2000, the Company issued 250,000 common shares in 2002 to an employee for no cash consideration. All common shares issued resulted in compensation expense being recorded in 2002 in the amount of $77,500 which was determined based on the market price of the shares at the time of issuance.

Warrants

As at March 31, 2003, 3,911,765 common share purchase warrants remain outstanding. Each warrant is exercisable into one common share of the Company at an exercise price of $0.51 per common share, expiring January 8, 2005.

As at March 31, 2002, 5,000,000 common share purchase warrants and 400,000 agent compensation warrants remained outstanding. Each of the common share purchase warrants were exercisable at $2 per common share of the Company, expiring June 30, 2001. Each compensation warrant were exercisable into one common share of the Company at an exercise price of $1.09 per warrant, expiring March 30, 2002. None of these warrants were exercised during their exercise period.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

10.	SHARE CAPITAL (Continued)

Stock option plans

During fiscal 2002 the Company amended the 1994 Stock Option Plan to (i) change the name of the 1994 Stock Option Plan from “1994 Employee and Director Stock Option Plan” to “Stock Option Plan”; (ii) allow the Company to grant options to officers and service providers; and (iii) increase the maximum number of options which may be granted under the 1994 Stock Option Plan from 4,500,000 to up to 8,600,000.

The Company also has a 1993 stock option plan for key employees and directors. No further options are eligible for grant under the 1993 plan.

Options under the stock option plans may not expire later than 10 years from the date of grant and the exercise price may not be less than the latest closing price of the common shares on the last trading day preceding the date of grant. Eligibility is determined by the Company’s Board of Directors and the aggregate number available for issuance to any one person may not exceed 5% of the issued and outstanding common shares.

Activity in the stock option plan is summarized as follows:
	Number of Options	Option Price	Weighted Average Option Price

Options outstanding March 31, 2001	1,712,000	$0.72-$7.00	$2.03

Granted during fiscal 2002	2,207,000	$0.29-$0.51	$0.35
Cancelled	(68,000)	$0.72-$5.35	$2.27

Options outstanding March 31, 2002	3,851,000	$0.29-$7.00	$1.06

Granted during fiscal 2003	–	–	–
Cancelled	(2,111,000)	$0.29-$4.80	$0.79

Options outstanding March 31, 2003	1,740,000	$0.29-$7.00	$1.40

Additional information regarding options outstanding as of March 31, 2003 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.29 - $0.39	1,000,000	3.5	$ 0.33	800,000	$ 0.33
$0.50 - $0.72	165,000	2.4	0.67	128,750	0.68
$0.95 - $1.40	50,000	1.9	1.40	37,500	1.40
$2.31 - $2.35	375,000	3.9	2.32	375,000	2.32
$7.00	150,000	0.2	7.00	150,000	7.00

$0.29 - $7.00	1,740,000	3.1	$ 1.40	1,491,250	$ 1.56

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

10.	SHARE CAPITAL (Continued)

Stock option plans

Additional information regarding options outstanding as of March 31, 2002 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$ 0.29 - $ 0.39	1,807,500	4.8	$ 0.31	80,000	$ 0.39
$ 0.50 - $ 0.72	845,500	3.9	0.62	216,500	0.70
$ 0.95 - $ 1.40	376,000	3.3	1.24	154,000	1.30
$ 1.95 - $ 2.35	662,000	4.0	2.18	387,750	2.32
$ 4.80 - $ 7.00	160,000	1.1	6.86	160,000	6.86

$ 0.29 - $ 7.00	3,851,000	4.2	$ 1.06	998,250	$ 2.39

CICA 3870 requires pro forma disclosures of the net loss and loss per share, as if a fair value based method of accounting had been applied. As there were no option grants in fiscal 2003, no pro forma disclosures are provided.

11.	WRITE-DOWN OF INVENTORY AND RESTRUCTURING CHARGES

During 2003 and 2002, it became evident that the Company would not recover the cost of certain inventory reflected on the balance sheet. Accordingly, the Company has written down this inventory by $2,081,792 (2002 - $1,362,840; 2001 - $1,442,493) to reflect estimated recoverable value.

During 2003, the Company restructured its operations in order to reduce costs and streamline operations. Restructuring charges, primarily workforce reduction related, recorded during 2003 were $200,603 and remain in accrued liabilities at March 31, 2003. In total, 26 employees were terminated of which 7 performed research and development, 10 were involved in manufacturing and 9 were involved in sales and administration activities.

12.	INTEREST (EXPENSE) INCOME

Interest expense in fiscal 2003 is presented net of interest income in the amount of $4,291. (In 2002, interest income on the financial statements was presented net of interest expense of $1,425. In 2001 interest income on the financial statements was presented net of interest expense of $10,337).

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

13.	OTHER INCOME

Other income is comprised of the following items:

	2003	2002	2001
Foreign exchange (loss) gain	$ (23,213)	$(129,709)	$ 5,849
Gain on creditor proposal	—	—	130,827
Loss on disposal of capital assets	(113,805)	—	—
Miscellaneous	11,485	15,026	23,223

	$(125,533)	$(114,683)	$159,899

14.	INCOME TAXES

(a) Investment tax credits

At March 31, 2003, the Company has approximately $4,774,000 (2002 - $4,846,000) of investment tax credits, relating primarily to research and development, available to reduce future years Canadian federal income taxes. These potential benefits expire as follows:

2004	$ 516,000
2005	799,000
2006	1,314,000
2007	1,561,000
2011	240,000
2012	344,000
$ 4,774,000

(b) Tax losses available to carry forward

The Company has losses available to reduce future years’ Canadian federal and provincial taxable income totalling approximately $42,859,000 and $46,353,000 respectively. These potential benefits expire as follows:

	Federal	Provincial
2004	$ 1,180,000	$ 3,592,000
2005	13,872,000	13,872,000
2006	14,592,000	15,682,000
2007	880,000	872,000
2008	3,850,000	3,850,000
2009	5,032,000	5,032,000
2010	3,453,000	3,453,000

	$ 42,859,000	$ 46,353,000

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

14.	INCOME TAXES (Continued)

(c) Research and development deductions

The Company has claimed less research and development expenses for income tax purposes than has been reflected in the financial statements. These unclaimed expenses total approximately $20,593,000 (2002 - $20,593,000; 2001 - $19,350,000) for Canadian federal and provincial income tax purposes. These are available without expiry to reduce future years’ taxable income.

The potential future benefits associated with investment tax credits, tax losses, and unclaimed research and development expenses have not been reflected in these financial statements.

Current federal and provincial tax law in Canada includes provisions limiting the annual use of net operating loss and credit carryforwards in the event of certain defined changes in stock ownership. Accordingly, the annual use of the Company’s net operating loss and credit carryforwards could be limited according to these provisions in the event of certain changes in stock ownership.

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to the income (loss) before income taxes for the following reasons:
	2003	2002	2001

Statutory income tax rate (Canada)	38.1%	40.9%	43.1%

Expected recovery of income tax	$(1,320,197)	$(2,993,612)	$(1,942,631)
Reversal of timing differences, the benefit of which are not recorded	(1,728)	929,491	294,604
Benefit of loss carryforward not recorded	1,318,799	2,057,214	1,644,895
Other	3,126	6,907	3,132

Reported income tax provision	$ –	$ –	$ –

The source of accumulated timing differences and the related future income taxes as at March 31 are as follows:
	2003	2002

Accounting amortization in excess of tax	$ 2,048,000	$ 2,386,000
Research and development expenses not deducted for tax purposes	6,203,000	6,203,000
Losses available to offset future income taxes	13,190,000	12,078,000
Other	96,000	192,000

Future income tax assets before valuation allowance	21,537,000	20,859,000
Less valuation allowance	(21,537,000)	(20,859,000)

Future income taxes	$ –	$ –

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

15.	LOSS PER COMMON SHARE

Loss per share has been calculated on the basis of net loss divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options and warrants. For all years presented, diluted loss per share is the same as basic loss per share.

For all years presented, basic and diluted loss per share under United States generally accepted accounting principles are the same as the amounts presented under Canadian generally accepted accounting principles.

16.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	2003	2002	2001

Trade accounts receivable	$ 105,365	$ 188,423	$ 839,294
Investment tax credits receivable	246,000	(156,000)	(90,000)
Due to related parties	36,878	404,241	(345,447)
Inventories	1,946,575	454,874	(1,358,105)
Prepaid expenses and advance contract payments	76,084	94,327	(87,505)
Due to related party	181,020	400,000	-
Accounts payable and accrued liabilities	128,977	(43,455)	(1,082,072)
Warranty reserve	(17,333)	(23,683)	66,089

	$2,703,566	$1,318,727	$(2,057,746)

17.	GUARANTEES, COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed under lease contracts for the rental of certain premises and certain equipment in the aggregate amount of approximately $8,900.

Annual lease payments over the life of the leases are as follows:

2004	$6,700
2005	2,200

$8,900

The Company was awarded a Microelectronics and System Development Program (MSDP) grant during 1991 for approximately $1,800,000 to assist in the development and commercialization of certain of its products. This grant is repayable to the government in the form of a royalty of two percent of total sales attributable to those products and expired in February 2003. These products were not sold during 2003, 2002 or 2001. This royalty does not apply to the Company’s WaveSwitch line of products.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

17.	GUARANTEES, COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company has signed a general security agreement over all corporate assets in favour of a company controlled by Targa Group Inc., the largest shareholder of the Company.

Guarantees

Plaintree has entered into agreements that contain features which meet the definition of a guarantee under Canadian Accounting Guideline (AG) 14 and U.S. FIN 45. The pronouncements define a guarantee to be a contract that contingently requires Plaintree to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. Plaintree has the following major types of guarantees that are subject to the disclosure requirements of AG 14 and FIN 45:

Product warranties

As part of the normal sale of product, Plaintree provides its customers with product warranties. These warranties extend for periods generally ranging from one to two years from the date of sale. The following summarizes the accrual of product warranties that is recorded as part of accrued liabilities in the accompanying consolidated balance sheet as at March 31, 2003:

Balance at the beginning of the year	$ 42,406

Payments made during the year	(42,406)
Warranties issued during the year	25,073

Balance at end of year	$ 25,073

18.	RELATED PARTY TRANSACTIONS

Until March 31, 2003, the Company leased facilities in Canada from a company controlled by Targa Group Inc., the largest shareholder of the Company. For the year, lease costs for these facilities amounted to $116,335 (2002 - $105,828; 2001 - $105,878). Lease arrears including interest of $21,412 (2002 - $NIL) owing to this related party amounted to $240,220. During the year, this related party entered into a forbearance agreement with Plaintree whereby Plaintree agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable.

Consulting fees and salary to a senior officer of the Company and majority shareholder of Targa Group Inc., amounted to $151,679, plus interest charges of $5,658 for a total payable of $157,337. Sales and marketing expense includes $151,679 for these fees paid and salary.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

18.	RELATED PARTY TRANSACTIONS (Continued)

In the past, the Company performed consulting and management services under an agreement between the Company and corporations controlled by Targa Group Inc.. The amount owed to the Company related to these services is $19,749. The consulting and management fees billed under this agreement totalled $275,000 in 2002 and $750,000 in 2001. These fees are included in revenue and the related costs of $77,145 in 2002 and $232,710 in 2001 are included in cost of revenue.

The amounts arising from the related party transactions comprise the due to related parties amount, and are shown as a current liability on the balance sheet.

19.	BUSINESS SEGMENT INFORMATION

The Company’s chief decision maker, the Chief Executive Officer tracks the Company’s operations as principally one business segment - the design, development, manufacture, marketing and support of computer networking products. The Company also provides management services primarily to related companies. The revenue and cost of sales related to these services are presented on the statement of operations. No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers. All of the Company’s assets are primarily located in Canada.

Revenue by geographic location

	2003	2002	2001

Canada	$ 81,610	$ 519,559	$1,066,752
United States	948,271	361,750	470,748
Europe	77,553	31,211	330,274
Other	196,633	434,076	131,846

	$1,304,067	$1,346,596	$1,999,620

Product revenue in excess of 10 percent of the Company’s total revenue was earned from two customers during the year ended March 31, 2003 who accounted for 45 and 14 percent of the total. In 2002, one customer accounted for 27 percent of total revenue and in 2001, two customers accounted for 35 percent of total revenue.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

20.	RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with United States generally accepted accounting principles (GAAP):

Under US GAAP, the net loss and loss per common share figures for the years ended March 31, 2003, 2002 and 2001 and the shareholders’ (deficiency) equity for the years ended March 31, 2003, 2002 and 2001 would be adjusted as follows:

	Net loss

	2003	2002	2001

Canadian GAAP	$ (3,463,266)	$ (7,322,926)	$ (4,507,266)

Adjustment to development costs (a)	—	114,717	(114,717)

Adjustment to operating expenses relating to share issuances (b)	—	121,875	(121,875)

US GAAP	$ (3,463,266)	$ (7,086,334)	$ (4,743,858)

Basic and diluted loss per share based on US GAAP	$ (0.04)	$ (0.08)	$ (0.06)

Under US GAAP, for all periods presented, net loss is equivalent to comprehensive loss.

	Shareholders’ (deficiency) equity

	2003	2002	2001
Canadian GAAP	$ (905,686)	$ (2,557,580)	$ 8,508,976

Adjustment to development costs (a)	—	—	(114,717)

Adjustment to operating expenses relating to share issuances (b)	—	—	(121,875)

US GAAP	$ (905,686)	$ (2,557,580)	$ 8,272,384

(a) Accounting for development costs

Under US GAAP, development costs would not be deferred. Accordingly under US GAAP, research and development expenses and net loss would have been adjusted by $NIL (2002 - $114,717; 2001 - ($114,717)). Closing deficit and shareholders’ equity would have been adjusted by $NIL (2002 - $NIL; 2001 - $114,717). The basic and diluted loss per share would be ($0.04) (2002 - ($0.08); 2001 - ($0.06)).

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

21.	RECONCILIATION TO UNITED STATES GAAP (Continued)

(b) Accounting for stock options and share issuances

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its employee stock option plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for the Company’s employee stock option plan been determined based on the fair value at the grant date for awards under the plan, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” the Company’s net loss would have decreased\increased to the pro forma amounts indicated below:

	2003	2002	2001
Net loss as reported for US GAAP purposes	$ (3,463,266)	$ (7,086,334)	$ (4,743,858)
Estimated stock based compensation (costs) reversal	255,199	(385,519)	(344,018)

Pro forma net loss	$ (3,208,067)	$ (7,471,853)	$ (5,087,876)

Pro forma basic net loss per share	$ (0.04)	$ (0.09)	$ (0.06)

The weighted average fair value of all options granted during 2002 and 2001 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected option life (years)	N/A	4.5	4.5
Volatility	N/A	130%	129%
Risk free interest rate	N/A	3.5%	5.6%
Dividend yield	N/A	NIL	NIL

The weighted average fair value of grant, for stock options granted during 2002 and 2001 were $0.29 and $1.12 per option, respectively.

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

20.	RECONCILIATION TO UNITED STATES GAAP (Continued)

(b) Accounting for stock options and share issuances (Continued)

For the year ended March 31, 2001, compensation expense of $121,875 would be recorded under US GAAP pursuant to FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans” as a result of 250,000 shares issuable to an employee related to development of products. If the Company reported under US GAAP, this accrual would change at each reporting date until the final measurement date. Under Canadian GAAP, compensation expense is based upon the market price at the time of share issuance which resulted in compensation expense of $77,500 for the year ended March 31, 2002. Under US GAAP, the date of share issuance becomes the measurement date and compensation expense is fixed at $77,500, resulting in a reduction of the previous accrual under US GAAP of $44,375 and a reversal of the Canadian accrual of $77,500 for a total reduction of Canadian GAAP income of $121,875 in fiscal 2002 to arrive at US GAAP income. Accordingly, under US GAAP, fiscal 2002 finance and administration expenses and net loss would have been reduced by $121,875 (2001 - increased by $121,875). The closing deficit and shareholders’ equity would have been adjusted by $NIL (2001 - reduced by 121,875). The basic and diluted loss per share would be $(0.08) (2001 - $(0.06)).

(c) Accounting for investment tax credits

Under US GAAP, the benefit of investment tax credit receivable would be recorded as an income tax recovery, rather than as a reduction of research and development expense under Canadian GAAP. Accordingly, under US GAAP, research and development expense and the loss from operations would increase by $39,754 to $805,226 and $3,322,640 (2002 - $156,000 to $2,250,823 and $7,429,560; 2001 - $90,000 to $1,329,861 and $5,167,381) respectively. An income tax recovery of $39,754 (2002 - $156,000; 2001 - $90,000) would be reflected resulting in no change to the net loss.

(d) Accounting for write-down of inventory

Under US GAAP, the write-down of inventory would be recorded in cost of sales, rather than operating expenses. Accordingly, under US GAAP, cost of sales would increase by and the gross margin and operating expenses would decrease by $2,081,792 to $2,281,162, ($977,094), and $2,305,792, (2002 - $1,362,840 to $2,018,094, ($671,498) and $6,602,062; 2001 - $1,442,493 to $2,622,500, ($622,880) and $4,454,501) respectively, resulting in no change to the net loss.

(e) Accounting for short-term investments

Under US GAAP, the short-term investment would be classified as an available-for-sale security. The investment for the 2002 fiscal year is a guaranteed investment certificate that matures on April 5, 2002 and earns interest at a rate of 1.25% per annum.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

20.	RECONCILIATION TO UNITED STATES GAAP (Continued)

(f) Derivative instruments

In June 1998, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. Implementation of SFAS 133 was required for the Company effective April 1, 2001. The adoption of SFAS 133 did not have an effect on the Company’s financial position or results of operations.

(g) Recent United States Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 (FIN 46) “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” to those entities defined as “Variable Interest Entities” (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003.

Plaintree’s operations as at March 31, 2003 would not be affected by this pronouncement. Plaintree has not yet determined the impact of the FIN 46 on the subsequent event described in Note 22.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (SFAS 148) which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under SFAS 148, Plaintree may adopt the recommendations of SFAS 148 either in its fiscal year beginning April 1, 2002 using certain implementation procedures or in its fiscal year beginning April 1, 2003 using different implementation procedures. The Company has elected to defer implementation.

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about is obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been applied in the presentation of the accompanying consolidated financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002 and have not had an effect on the Company’s financial position or results of operations.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

20.	RECONCILIATION TO UNITED STATES GAAP (Continued)

(g) Recent United States Accounting Standards

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 supersedes Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)” (EITF 94-3). SFAS 146 requires that costs associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF 94-3 required recognition of a liability when an entity committed to an exit plan. Therefore, the effect of SFAS 146 will be to change the timing of recognition of certain liabilities. Plans initiated before December 31, 2002 continue to be accounted for under EITF 94-3. Plaintree does not expect the adoption of SFS 146 to have a material impact on its business, results of operations and financial condition.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and measurement of obligations associated with the retirement of tangible long-lived assets. Plaintree does not expect the adoption of SFAS 143 to have a material impact on its business, results of operations and financial condition.

In April 2003, FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying, and amends certain other existing pronouncements. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect that the adoption of SFAS 149 will have a material impact on the results of operation or financial conditions.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a material impact on its results of operations results or financial condition.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements

21.	FINANCIAL INSTRUMENTS

Concentration of credit risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash investments and trade receivables. The Company invests its excess cash in high-quality financial instruments. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Anticipated bad debt loss has been provided for in the allowance for doubtful accounts. The carrying amounts for cash, short-term investments, accounts receivable, investment tax credits receivable, loans receivable, amounts due to and from related parties, accounts payable and other current liabilities approximate fair market value due to the short maturity of these instruments.

Interest risk

The Company is financed through loans from related parties which bear interest at rates tied to the Canadian bank prime rate. Consequently, the Company is exposed to the risk of increases in the prime rate.

22.	SUBSEQUENT EVENTS

On July 14, 2003 the Company made a capital contribution of $20 million in order to acquire a 49% interest in a manufacturing partnership. In a related transaction, the Company obtained a non-recourse credit facility from a Canadian chartered bank in the amount of $20.3 million to finance its capital contribution to the partnership, to cover related acquisition expenses, and to finance its payment obligations under the creditor proposal described below. The credit facility is secured by the partnership interest itself and will be repaid from cash distributions from the partnership.

As part of these transactions, the Company completed an internal restructuring of its operations, transferring primarily all of its business, its tangible assets (other than its intellectual property and its partnership interest) to a newly incorporated wholly owned subsidiary of the Company. This subsidiary has also assumed all of the liabilities of the Company, except for its credit facility with a related party and its liabilities under the credit facility described above. This subsidiary will continue to carry on the former business of the Company.

Pursuant to a proposal filed under the Bankruptcy and Insolvency Act (BIA) on December 18, 2002, and approved by the Courts on January 29, 2003, the Company will realize a gain of approximately $375,000 on settlement of claims and debts. As of the date of these financial statements, the Certificate of Completion of the proposal had not been issued by the Courts and consequently the gain will be recorded in the financial statements for the subsequent year. The Certificate of Completion was issued on July 31, 2003.

23.	COMPARATIVE FIGURES

Certain of the 2002 and 2001 comparative figures have been reclassified to conform to the current year financial statement presentation.

I, David Watson, CEO, certify that:

1. I have reviewed this annual report on Form 20-F of Plaintree Systems Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting; and

6. There are no other certifying officers. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 30, 2003.

/s/ David Watson David Watson President