Form 20-F/A
period 2003-03-31
PLAINTREE SYSTEMS INC
filed 2003-11-06
CIK 943946

U.S. Securities and Exchange Commission Washington, D.C. 20549

Form 20-F/A
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

Date: September 30, 2003.

/s/ David Watson David Watson President

Certification by Chief Executive Officer of Annual Report

CERTIFICATION OF ANNUAL REPORT

I, David Watson, Chief Executive Officer of Plaintree Systems Inc, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Annual Report on Form 20-F of Plaintree Systems Inc, for the fiscal year ended March 31, 2003, filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Plaintree Systems Inc.

Dated: September 30, 2003

/s/ David Watson
David Watson Chief Executive Officer

Certification by Chief Financial Officer of Annual Report

CERTIFICATION OF ANNUAL REPORT

I, NAME, Vice President Finance and Chief Financial Officer of Plaintree Systems Inc, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Annual Report on Form 20-F of Plaintree Systems Inc, for the fiscal year ended March 31, 2003, filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Plaintree Systems Inc.

Dated: September 30, 2003

/s/ Not Applicable
Vice President Finance and Chief Financial Officer