Form 20-F
PLAINTREE SYSTEMS INC
filed 2004-09-30
CIK 943946

U.S. Securities and Exchange Commission
Washington, D.C. 20549
 Form 20-F

[Mark One]

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2004

or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _______________

Commission File Number: 0-25872

____________Plaintree Systems Inc.____________
 (Exact name of Registrant as Specified in Its Charter)

                               Not Applicable
(Translation of Registrant's Name Into English)

                                     Canada
(Jurisdiction of Incorporation or Organization)

110 DeCosta St. Arnprior,Ontario, K7S 3X1, Telephone (613) 623- 3434
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

                  Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

90,221,634 Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 _X_ Item 18 ____

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _ __ No___

Table of Contents

PART I

1

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3:  KEY INFORMATION

2

ITEM 4:  INFORMATION ON THE COMPANY

3

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

12

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

20

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

28

ITEM 8:  FINANCIAL INFORMATION

30

ITEM 9:  THE OFFER AND LISTING

31

ITEM 10:  ADDITIONAL INFORMATION

32

ITEM 11:  QUANTATIVE AND QUALITIVE DISCLOSURES ABOUT MARKET RISKS

33

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

33

PART II

33

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

33

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

33

ITEM 15: CONTROLS AND PROCEDURES

34

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

34

ITEM 16B: CODE OF ETHICS

34

ITEM 16C: AUDIT FEES

34

PART III

34

ITEM 17:  FINANCIAL STATEMENTS

34

ITEM 18:  FINANCIAL STATEMENTS

34

ITEM 19:  EXHIBITS

35

SIGNATURES

35

Caution Regarding Forward Looking Information

This Form 20-F ("20-F") of the Company contains certain statements that to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree's control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree's products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the FSO industry; technological change; currency value fluctuation; general economic conditions worldwide, as well as in China; Plaintree's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Plaintree's forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described elsewhere in this 20-F and in the other documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). All dollar amounts referred to herein, unless otherwise stated, are in Canadian dollars.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3: KEY INFORMATION

A.    Selected Financial Data

The selected consolidated financial data set forth below was derived from the Consolidated Financial Statements of Plaintree Systems Inc. (the "Company" or "Plaintree") presented in Canadian dollars, included elsewhere herein. All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to the audited Consolidated Financial Statements and Notes thereto included in Item 17 of this Report. The Company's Consolidated Financial Statements are presented in accordance with accounting principles in Canada, which also conform in all material respects with principles generally accepted in the United States, except as disclosed in Note 19 to the audited Consolidated Financial Statements.
Summary of Financial Information
	Year Ended March 31,
	2000	2001	2002	2003	2004
Net Sales....	$4,741,811	$1,999,620	$1,346,596	$1,304,068	$258,739
Loss from Operations	$(230,983)	$(5,077,381)	$(7,273,560)	$(3,282,886)	$(1,260,792)
Earnings (losses) before extraordinary items....	$1,262,440	$(4,507,266)	$(7,322,926)	$(3,463,266)	$(710,451)
Net assets (net book value).....	$12,600,856	$8,508,976	$2,557,580	$(905,686)	$(540,137)
Total assets....	$14,453,957	$9,337,260	$3,711,016	$540,414	$17,203,804
Capital Stock (excluding long term debt and redeemable preferred stock)	$87,839,496	$96,189,610	$97,561,140	$97,561,140	$97,561,140
Number of common shares outstanding	73,216,732	86,059,869	90,221,634	90,221,634	90,221,634
Long term debt and capital leases....	$7,710	-	-	-	-
Dividends per share....	-	-	-	-	-
Net earnings (loss)	$1,262,440	$(4,507,266)	$(7,322,926)	$(3,463,266)	$(710,451)
Net earnings (loss) per share...	$0.01	$(0.06)	$(0.08)	$(0.04)	$(0.01)
Net earnings (loss) per share on a fully diluted basis....	$0.01	$(0.06)	$(0.08)	$(0.04)	$(0.01)

Foreign currency translation

Other monetary assets and liabilities, which are denominated in currencies other than Canadian funds, are converted into Canadian dollars at fiscal year-end exchange rates, and transactions included in earnings are converted at rates prevailing during the fiscal year. Exchange gains and losses resulting from the conversion of these amounts are included in net earnings.

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The risk factors that are specific to the Company include the absence of profitable operations, the financial position of the Company, the ability of the Company to raise sufficient capital to satisfy operational cash flow requirements, dependence of the Company on proprietary technology, the attraction and retention of highly skilled employees, the establishment and the maintenance of the Company's sales force and the Company's distribution channels, the market acceptance of the Company's new products, competition, the dependence of the Company on key personnel, potential dilution, fluctuations in exchange rates and the possible infringement of the Company's intellectual property rights by third parties.

ITEM 4: INFORMATION ON THE COMPANY

A.    History and Development of the Company

Incorporation

Plaintree Systems Inc. ("Plaintree" or the "Company") is the continuing company resulting from the amalgamation of CANAI Computer and Network Architecture Inc. ("CANAI"), 2879484 Canada Limited and Plaintree Systems Inc. ("Old Plaintree") under the Canada Business Corporations Act pursuant to Articles of Amalgamation dated May 20, 1993. The Company's Articles of Amalgamation were amended: (i) on November 27, 1997, to create 7,000 Series I convertible preferred shares (the "Series I Shares"); (ii) on April 7, 1998, to permit the directors of the Company to determine, subject to the minimum and maximum numbers set out in its articles, the number of directors of the Company and to appoint one or more additional directors until the following annual meeting of shareholders provided the number so appointed does not exceed one third the number of directors elected at the previous annual meeting; and (iii) on June 2, 1998, to create 9,000 Series II convertible preferred shares (the "Series II Shares"). The Company's head office is located at 110 Decosta St., Arnprior, Ontario K7S-3X1.

As of the date of this document, the Company has two wholly-owned subsidiaries: (i) Plaintree Systems Corporation, a wholly-owned inactive subsidiary incorporated under the laws of the State of Delaware in June 1993; and (ii) 4178611 Canada Inc., a wholly-owned subsidiary incorporated in July 2003 under the laws of Canada. Following the incorporation of 4178611 Canada Inc., the Company transferred all of its operational assets, business and related debt to 41786411 Canada Inc. Following the transfer, 41786411 Canada Inc. continued the business and operations of the Company. The only assets retained by the Company are: (a) Targa Group Debt; (b) the Partnership Interest; (c) the intellectual property of the Company; and (d) the ownership interest in the subsidiaries. The transfer was approved by the Shareholders of the Company at the annual and special shareholders meeting held on May 6, 2003. Other than these subsidiaries listed above, the Company does not hold an equity interest in any other corporation. The Company also holds a 49% minority partnership interest in an unrelated manufacturing partnership (see Item 4: A "Investment in Partnership and Related Bank Loan" for further information).

Headquartered in Arnprior, Ontario, located just outside of Ottawa, Ontario, Plaintree designs, develops and manufactures a series of infrared optical wireless transmission links. The Company's mission is to become a global leader in the field of Free Space Optics (FSO), providing a solution for the broadband access bottleneck or "Last Mile" connection problems. The Company also continues to support and sell its legacy switching products.

Recent Developments

The Company has undergone several changes over the past three years including a significant down-sizing of operations and the completion of a financial restructuring during the fiscal year ended March 31, 2004. The text set out below describes material events over the past three years of the Company.

Restructuring and Cost Cutting

In fiscal 2002, the Company anticipated the dramatic slow down in the telecommunication and wireless industries and proactively took decisive steps to ensure that it would be in a fiscal position to remain in business until the industries began to recover. Over the next following two years, these steps included the Company: reducing its work force by over 85%; completing a successful proposal to its creditors; and entering into a profitable manufacturing partnership. These tough steps, combined with the critical financial support of the Company's largest shareholder, Targa Group Inc., have allowed Plaintree to survive to date.

In November of 2002, the Company filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). This was approved by the Company's creditors on January 8, 2003, and the Company made its final payment under this arrangement in July 2003. The proposal entitled the creditors to be paid up to $0.30 on the dollar for their claims that existed on November 18, 2002. This proposal contained a basket clause that limited the amount of the total payment to creditors to $175,000, including administration fees. The Company has paid all amounts owing under the proposal and has satisfied all of its obligations thereunder.

During fiscal 2003, restructuring charges, primarily workforce reduction related, totaled $200,603. In total, 26 employees were terminated of which seven performed research and development, 10 were involved in manufacturing and nine were involved in sales and administration activities. Also, during the fiscal 2003 and 2002 time period, it became evident that the Company would not recover the cost of certain inventories reflected on its balance sheet. As a result, the Company wrote down these inventories to reflect their estimated recoverable value.

The Company also realized that in order for its FSO technology to be accepted by companies in the relevant industries, Plaintree would have to partner with a leading equipment provider. Towards the end of the fiscal year ended March 31, 2004, Plaintree was approached by a number of Multiple Service Operators (MSO) in North America that indicated serious interest in Plaintree's FSO product. These MSOs are actually the traditional Cable providers that are now moving to converge voice, video and data into one connection. At their request, Plaintree designed a specific FSO product to be mounted on the actual strand between telephone poles to allow the MSO to connect this strand to individual customer locations.

A key evaluation link installed for one of these MSOs has been operating at 350 meters for the past three months in an area prone to very high humidity, rain and fog. The link has been performing with over 99.99999% reliability and has surpassed customer expectations. The main decision point expressed by these MSOs is that Plaintree's FSO product is LED ensuring unconditional eye-safety, a wide beam and inexpensive price. To date, the Company has had limited success in selling its FSO product in this market as MSOs continue to evaluate the product.

The Company, despite its reduced work force, has continued to further develop its product lines and now offers lower priced modular FSO products that have increased performance over last year's offerings.

The Company continues to support its current customer base. During the past fiscal year, the Company has established new Value Added Resellers (VARs) in England, Japan and Korea, to name a few.

There were no restructuring or inventory write-downs in fiscal 2004.

Private Placement of Units

During the fiscal year ended March 31, 2002, pursuant to a subscription agreement dated December 19, 2001, the Company completed a private placement financing with Targa Group Inc. ("Targa"), the Company's principal shareholder, of 3,911,765 units of the Company at a subscription price of $0.34 per unit for aggregate gross proceeds of $1,330,000 less related issue costs of $35,970.  Each unit was comprised of one common share and one warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.51 per common share up to January 8, 2005. The financing was completed without the use of an agent and the Company has not undertaken to qualify any of the securities offered pursuant to the financing. As of the date of this document, all of the warrants remain outstanding.

Investment in Partnership and related Bank Loan

On July 15, 2003, the Company completed the acquisition of a 49% minority interest (the "Partnership Interest") for $20,000,000 in an unrelated manufacturing partnership doing business in Canada. Plaintree will not be involved in the day to day management of the Partnership. In a related transaction, Plaintree obtained a non-recourse credit facility (the "Credit Facility") from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Partnership, to cover related acquisition expenses and to fund its payment obligations under the bankruptcy and insolvency proposal approved by its creditors in July 2003. The only security for the Credit Facility is the Partnership Interest itself and the Credit Facility is being repaid only from cash distributions received from the Partnership and not from Plaintree's general working capital. The Credit Facility is guaranteed by the Partnership. In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership Interest up to a maximum of $200,000 to the Partnership. The Company anticipates generating approximately $1,100,000 of cash flow from this investment over a five year period, following which the Partnership Interest will be terminated. In the event that the partnership is unable to execute on its business plan, the availability of anticipated cash flow will be diminished. During fiscal 2004, as a result of distributions from the Partnership, Plaintree's investment in the Partnership was reduced by $4,000,000 and the Credit Facility was paid down by $4,000,000.

As part of the these transactions, Plaintree completed an internal restructuring of its operations, transferring primarily all of its business, its tangible assets (other than its intellectual property and its Partnership Interest) to a newly incorporated wholly-owned subsidiary of Plaintree, 4178611 Canada Inc. ("Newco"). Newco has also assumed all of the liabilities of Plaintree, except for its liabilities to Targa Electronics Systems Inc. (a related party of Targa) pursuant to various credit facilities and its liabilities under the Credit Facility. Newco will continue to carry on the former business of Plaintree. This transfer was approved by the shareholders of Plaintree at its annual and special meeting held on May 6, 2003.

During fiscal 2004, the Company reported a $845,730 income allocation from the Partnership. This amount is recorded as Other Income. Expenses which relate to this Partnership income allocation include Bank Loan interest ($491,392) as well as Other Partnership related expenses ($121,382) which is made up of Financing Expense ($59,217) and Guarantee Fees ($62,165).

As of March 31, 2004, a quarterly net Partnership income allocation of $69,283 was due and payable and recorded as a receivable on the Company's balance sheet.

Financial information related to the Partnership for its last fiscal year ended September 30, 2003 is attached as Exhibit 2 to this 20-F.

Convertible Debenture with Related Party

On December 16, 2003, the Company completed a placement of secured convertible debentures ("Debentures") having a principal value of $900,000 to Targa. Of the $900,000 proceeds from the sale of the Debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates. The balance of the Debenture proceeds, $189,614, was satisfied by a cash payment by Targa to the Company. The due date for the payment of the Debentures is December 16, 2005. The Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. The Debentures are secured by a general security agreement over the assets of the Company. At anytime while the Debentures are outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.115 per share. In the event that the full amount of the Debentures are converted, Targa will be issued 7,826,087 Plaintree common shares. The Company has the right to repay the Debenture at any time on 30 days prior notice, subject to Targa's right to convert the Debentures into Plaintree common shares.

The Company has assigned carrying amounts to the liability and equity elements of the Convertible Debenture in accordance with the substance of the contractual agreement. The Company has determined the carrying amount of the equity component based on the application of the Black-Scholes pricing model. The carrying amount of the equity component of the Convertible Debentures is $625,000 and is recorded in additional paid in capital. As at March 31, 2004, the Debentures are recorded net of a discount of $534,000 which reflects the unamortized portion of the value attributed to the equity component. The Company is amortizing this discount over the two-year term to maturity and $91,000 of amortization is included in finance and administration expenses in fiscal 2004.

November 19, 2003 Credit facility

On November 19, 2003, the board of the Company agreed to accept a loan ("Loan") from Targa of $500,000 (net of related fees). The funds advanced by Targa were the proceeds (net of related fees) received by Targa from the sale of a portion of its shares in Plaintree. The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. As a condition of the Loan, Plaintree agreed to pay for any agency fees incurred by Targa as a result of the sale of the Plaintree shares. The Loan is also secured by an already existing general security agreement over Plaintree's assets.

As part of the $500,000 demand loan arrangement with Targa, key shareholders of Targa, William and David Watson, who are also directors and officers of the Company, each received a total of 2,500,000 options exercisable at a share price of $0.105. The options expire on November 19, 2008. The fair value of this option grant was recorded as a financing cost and is being amortized over one year. In June 2004, David Watson agreed to return to the Company for cancellation 300,000 of the 2,500,000 options granted to him as noted above.

On December 4, 2003, the Loan was reduced by a cash payment of $189,614 from Targa in settlement of the purchase of Debentures referred to in Note 8 of the Fiscal 2004 Financial Statements. As of March 31, 2004, the total Loan amount outstanding was $318,781 ($310,386 principal plus $8,395 in accumulated interest).

Leased facilities with related party

Until March 31, 2003, the Company leased facilities from a company controlled by Targa. Lease arrears, including interest of $35,705, owing to this related party amounted to $254,513. In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the Bankruptcy and Insolvency Act proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable, however, no enforcement proceedings have been threatened or commenced.

Salary deferrals by senior officers

Since April 1, 2002, the Company's senior officers have deferred their consulting fees and salaries payable. As of March 31, 2004, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $383,847, plus interest charges of $21,880 for a total payable of $405,727.

Rental fees payable to Targa

During the fiscal year ended March 31, 2004, total rent expenses of $17,000 were paid to companies controlled by Targa for storage services.

Credit Facility With Related Party

Prior to the issuance of the Debentures referenced above, the Company had in place an operating credit facility with a company controlled by Targa. This facility was secured by a general security agreement covering all assets of the Company and expired on March 25, 2003, at which time the principal and interest accrued was due and payable. Subsequent to March 31, 2003, a new $225,000 additional credit line was extended by Targa to the Company at 2% above the prime rate charged by the Company's bank and secured by all of the assets of the Company. Both of these credit facilities were replaced by the Debentures.

B. Business Overview

Pursuant to the Canadian Institute of Chartered Accounts' Handbook Section 1701, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions regarding how to allocate resources and assess performance. The Company's chief operating decision maker is the Chief Executive Officer.

To date, the Chief Executive Officer has viewed the Company's operations as principally one business segment: (i) the design, development, manufacture, marketing and support of FSO products and (ii) the support of the Company's legacy computer networking products.

Overview

Plaintree designs, develops, manufactures, markets and supports infrared optical wireless transmission links and continue to support the Company's legacy switching equipment to its customers. The Company's goal is to become a global leader in the field of FSO, which is becoming the accepted terminology for optical wireless. This is based on the combined attributes of the Company's optical wireless engineering expertise with its specialization in LED (Light Emitting Diode) technology, and the solution that the optical wireless links provide to the broadband access bottleneck or the 'last mile' connection problem that currently exists.

Key elements of the Company's strategy to achieve this goal include developing and manufacturing a broad range of the WAVEBRIDGE FSO links to provide high-speed network connections for a variety of customers. The Company intends to continue to build a global sales presence through a network of VARs (Value Added Resellers) and VAIs (Value Added Integrators) strategically positioned around the world.

The Company's WAVEBRIDGE links send information (voice, video and data) on a beam of infrared light. These links act as a replacement for cable or fiber, thus avoiding the delay and expense of the planning and installation of wireline connections. Simplicity of installation of the WAVEBRIDGE links ensures they can be up and running in a matter of hours thus avoiding costly network downtime. These links are also an alternative to Microwave or Radio Frequency (RF) systems as they require no licensing. The high deployment densities of RF and Microwave systems are causing frequency interference and overlap problems that are not experienced by FSO systems. Optical wireless can also carry a bigger payload than RF systems, making it a very attractive solution.

Plaintree specializes in LED technology. Although FSO refers to both laser and LED technologies, laser and LED differ in many respects including eye-safety, reliability and atmospheric attenuation.

The WAVEBRIDGE links have a Class 1 eye hazard rating from the IEC (International Electrotechnical Commission) and the American National Standards Institute (ANSI), the most eye-safe rating possible. The Class 1 rating means that the WAVEBRIDGE LED links can be viewed for any length of time, with or without binoculars under all foreseeable circumstances. This is of tremendous importance as binoculars or other viewing aids are often used in the initial alignment of optical wireless equipment.

Background

Founded in 1988, Plaintree's original focus was engineering and manufacturing intelligent network switches that quickly gained a reputation for their robustness and reliability. Many of these switches continue to be in use as network backbones around the world.

As part of a business arrangement with Targa in 2000, Plaintree hired key members of Targa's management team. Shortly after the Targa Business Arrangement, Plaintree completed a strategic acquisition that positioned the Company to become a leader in the optical wireless networking market. Plaintree purchased the assets of ATS, an early entrant into the field of optical wireless communication. Established in 1985, ATS introduced its first wireless LANs in 1991, under the name FiRLAN.

Plaintree was to remain a switching manufacturer with a secondary line of optical wireless. However, the markets for Plaintree's products have changed dramatically since fiscal 2001. Switching supply has grown and demand has fallen, leading to the predictable fall in margins. Optical wireless on the other hand has a market that appears ready to grow. Plaintree decided that the interests of its shareholders would be best served by focusing management, marketing, sales, and manufacturing efforts, and financial resources in serving the optical wireless market rather than on the lower margin, highly competitive network switching market. Although Plaintree's market focus has shifted from switching to optical wireless, it continues to provide ongoing support to all of its switching customers.

Products

Plaintree offers a series of optical wireless links to meet a broad range of customer requirements. All FSO communications systems need line-of-sight for connectivity. The only factor limiting the reliability of these systems is fog. Installation planning can reduce this factor by calculating the fade margin to measure optimum distance between the links.

WAVEBRIDGE 300 Series

The 300 Series is a lightweight, easily transported design, intended for indoor use such as a small office. This is an ideal application for LEDs in particular as the units can be located near people without any concerns regarding eye hazards. It is also ideal for special events or emergency applications as set-up time is minimal and the equipment can be moved easily. This very cost-effective unit offers speeds of 10Mbps (megabits per second), covering distances from 27 meters to 500 meters. The 300 Series also offers a Multiplex unit that provides a E1/T1 line in addition to the 10 Mbps line.

WAVEBRIDGE 400 Series

The 400 series is an indoor/outdoor Optical Wireless link that provides connection speeds from E1/T1 through to OC3 (155Mbps). The 400 is fully modular and has a list price of under USD $10,000, one of the most competitively priced products currently on the market.

WAVEBRIDGE 500 Series

The 500 Series is primarily an outdoor system but can also easily be mounted indoors to operate through windows. It provides a variety of connection speeds from E1/T1 through to OC3 155 (Mbps) Ethernet or a combination of both. With a range of up to 2000 meters, businesses can now eliminate the hassles of last mile connectivity and obtain high speed network connections in just a few hours. This solution is favored by Internet Service Providers (ISPs), cellular operators and information technology (IT) managers due to its reliability and rapid installation. Businesses can connect offices or create their own backbone across rivers, highways, streets or courtyards.

WAVEBRIDGE 600 Series

The 600 Series is an open protocol, full duplex system, offering speeds up to 100 Mbps Fast Ethernet/155 Mbps Asynchronous Transfer Mode (ATM) up to a range of 500 meters. This product meets the requirements of customers such as ISPs, cellular operators and enterprise customers who require bandwidth greater than 10 Mbps. This product has largely been replaced by the new higher performance 400 and 500 series.

WAVEBRIDGE WBLS

The WBLS is the newest addition to Plaintree's Free Space Optics product line. This new product line is an industry unique solution that has been designed specifically for the Multi System Operator (typically cable companies) to address the small to medium business customer. Plaintree is presently the only company in the world that has a solution for this market. The key attributes for this product are: speeds from 1 to 155Mbps, 100% eye-safe, and a wide beam for sway and vibration protection. The wide beam allows unique flexible mount options including towers, poles and cable strands. Due to the unique attributes of WBLS and its low cost, this wireless device will help establish FSO in the market.

Applications

Plaintree's range of WAVEBRIDGE optical wireless links are designed for a variety of applications and customers.

Cellular and Global System for Mobile communications (GSM) operators can connect their base stations to micro-cells using Plaintree's WAVEBRIDGE optical wireless links. The use of FSO in this application helps the cellular companies avoid the frequency interference problems in areas of high congestion. They can also avoid the expense and delay of installing a fiber line to connect a micro-cell to a base station.

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

Other applications include mining, manufacturing, tele-health and avionics. The abundant use of RF systems in wireless applications will continue to cause frequency interference in some areas. FSO does not require spectrum licensing and does not experience RF overlap and interference. This is of great importance in areas where frequencies are highly regulated such as airports or hospitals.

Marketing; Sales and Customer Support

The Company markets its products world-wide through direct sales, value added resellers (VARs), distributors and systems integrators. Notwithstanding the layoff of certain of its staff following fiscal 2002, the Company intends to re-engage and to increase the size of its marketing and sales force and revitalize distribution channels, as expected sales begin to materialize and Company resources become available. During fiscal 2004, Plaintree hired two new sales professionals to manage the growing volume of product inquiries the Company has been receiving. Plaintree's business plan includes global representation for all its optical wireless products.

Value Added Resellers (VAR's)

The Plaintree reseller program has established close working relationships with a limited number of solution providers to serve as an extended sales and support force in Canada, United States and around the world. These programs combine a selective recruitment process with a comprehensive partnering methodology, allowing Plaintree authorized resellers to promote, sell and support the WAVEBRIDGE products. The authorized Plaintree reseller program ensures that resellers are carefully selected to offer focused value-added services or solutions. They share Plaintree's commitment to customer satisfaction, and undergo extensive training to ensure they have the same world class selling and support skills as those required internally by the Company. The Company has signed contracts with greater than 40 VAR's throughout the world. Several of these VAR's have offices in multiple countries and regions.

Value Added Integrators (VAI's)

Plaintree has established a network of systems integrators who include WAVEBRIDGE products in total solutions for customers. VAI's enjoy VAR purchasing privileges, and provide increased market exposure for Plaintree.

Customer Support

The Company believes that high-quality customer service and support is essential to developing long-term relationships with its customers. Notwithstanding the layoff of 70% of its workforce following fiscal 2002, the Company continues to provide support to their customers for all of its products. This includes technical advice, trouble diagnosis and repair. Except for repair, such services are usually provided by telephone. Since replacement of failed equipment is crucial to most customers, the Company provides overnight replacements (where possible) to its customers. The Company's products typically have warranties of up to 12 months, with extended warranties also available. To date, the Company has not experienced any significant warranty claims.

Research and Product Development

The market for the Company's products is characterized by uncertain conditions in the telecommunications market, rapidly changing technology, evolving industry standards and frequent new product introductions as well as product modifications. As a result, the Company believes that its future success depends upon its ability to continue to enhance its product line and to develop new products complementary to its WAVEBRIDGE product line. As with all research and developments projects, it is difficult for the Company to predict with certainty the capital requirements or the time that will be required to bring any new products to market. The Company is presently exploring several alternative areas of research and development and the ongoing emphasis will be determined over the next few months by analysis of the potential market and the Company's available resources.

Operations

The Company's manufacturing operations are located in Arnprior, Ontario within the Ottawa region near a substantial community of high technology companies.

The Company's manufacturing operations consist primarily of quality control, final assembly and testing. The Company generally purchases components, many of which are prepared to the Company's specifications, and sorts these components into kits for subcontractors to assemble according to the Company's specifications. The final assembly of major manufactured subcomponents, quality control testing, packing and shipping to the customer are performed by the Company at its manufacturing premises. Most of the Company's subcontractors and component suppliers also have their offices in the Ottawa area. These companies provide an infrastructure of services and a local pool of skilled workers and professionals.

The Company currently purchases its components and materials from a vendor base of approximately 50 different suppliers. Most of the components and materials are available from more than one supplier. Certain components such as diodes and optical chip sets, however, are available from only a single source or from limited sources, some of which require order lead times of up to 20 weeks. In general, the Company has been able to obtain adequate supplies of all components by scheduling orders over specified periods of time. In order to avoid late shipments due to delays in the manufacturing process, the Company's policy is to maintain an inventory of components, materials and assembled products in quantities sufficient to meet approximately three months of expected sales. Although the Company seeks to develop alternative sources of supply for products that are available from only one supplier, it expects that it will continue to be dependent on single or limited source supplier relationships in the future. These suppliers are generally major manufacturers.

The Company determines the geographic location of revenues based on the location of its customers. All of the Company's assets are primarily located in Canada. Product revenue in excess of 10 percent of the Company's total revenue was earned from five customers during the year ended March 31, 2004, accounting for 70% of the total. In 2003, two customers accounted for 59% of total revenue and in 2002, one customer located in the US accounted for 27 percent of total revenue.

Competition

The competitors for Plaintree are companies that produce short-haul wireless connectivity products which include RF, Microwave and FSO companies. FSO has significant advantages over radio-based systems for certain markets, defined by range, bandwidth, flexibility, ease of installation and environmental requirements. As FSO addresses some of the problems that are created by the abundant use of RF and Microwave systems, the discussion set out herein will focus on and address competing FSO companies.

The competitive landscape for FSO has approximately 18 companies that target various segments of the FSO market. Almost all of Plaintree's known FSO competition relies on laser-based transmitters, with eye-damage risks and signal degradation problems inherent in the technology. Only Plaintree's WAVEBRIDGE LED solution is certified to be the highest eye-safe Class 1 by the International Electrotechnical Commission. Some customers have eliminated all laser-based systems for safety concerns alone, and eye safety will become a major concern for residential and all indoor use.

The companies listed below use laser technology as opposed to Plaintree's LED technology.

Two of the larger FSO companies, AirFiber Inc. and Terabeam Corp., did focus on mesh network applications, involving several device installations and the cost of acquisition, installation and maintenance make these systems more appropriate to large carriers, and very large enterprises. Airfibre has ceased to exist and Terrabeam is now changing its product line. The systems are high-end (622 Mbps and higher), short range products.

fSONA Communications Corporation, a Canadian competitor, has laser equipment that provides data rates up to 1.25 Gbps (Gigabit Ethernet, OC-24).

Optical Access Inc. of Denver, Colorado, supplies optical wireless and IP switching and routing solutions using a mesh topology.

LightPointe Communications Inc. of San Diego, California, provides a range of scaleable FSO products including 10 Mbps, 20 Mbps, 155 Mbps, 622 Mbps and 1.25 Gbps.

Other competitors include PAV Data Systems Ltd. in the United Kingdom and Canon Europa, of Amsterdam, Netherlands.

Management of Plaintree, through discussions with customers and VARs, believes that the largest market segment in the FSO market is for units capable of speeds of E1/T1 (i.e. 2 Mbps), with migration to 10 Mbps and 100/155

Mbps. Plaintree appears to be the one of few FSO companies that has targeted the high-volume, lower-cost, lower bandwidth market.

The Company believes its WAVEBRIDGE LED optical wireless links offer a very competitive alternative to the laser products offered by its competitors. However, there can be no assurance that the Company's competitors will not succeed in developing products which are more effective than any that are being developed by the Company, or which would render the Company's technologies and products obsolete and non-competitive. In addition, many of the Company's competitors are significantly larger and have longer operating histories, greater name recognition and substantially greater financial, technical, personnel, research and development, marketing and other resources than the Company. The Company expects competition to persist, intensify and increase results or financial condition. As well, such companies may have a better ability to withstand a prolonged downturn in the telecommunications market than the Company.

Intellectual Property

The Company principally relies on copyright, trade secret and contract law to protect its proprietary technologies. It may be possible for a third party to copy or otherwise obtain and use the Company's products or technologies without authorization, or to develop similar technologies independently and there can be no assurance that such measures are adequate to protect the Company's proprietary technologies. In addition, the Company's products may be licensed in foreign countries and the laws of such foreign countries may treat the protection of proprietary rights differently than, and may not protect the Company's proprietary rights to the same extent as do, the laws of Canada.

Although the Company appreciates the benefits of patent protection, it believes that the rapid pace of technological change in this industry makes patent protection less significant than factors such as the knowledge, ability and experience of the Company's employees, frequent product enhancements, and the timeliness and quality of support services provided by the Company. The Company also has registered trademarks in Canada and the United States.

Human Resources

As at the date of this document, the Company's total work force (including service providers) is 10 persons. All employees and service providers execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company. The Company's employees are not unionized.

Facilities

The Company's manufacturing, research and development and administrative operations currently occupy approximately 6,000 square feet in the plant owned by the Company, located in Arnprior, Ontario in the Ottawa area. The Company is of the view that its premises are currently adequate for its needs.

Legal Proceedings

There currently are no known legal claims or proceedings against the Company or to which the Company is a party to.

C.    Organizational Structure

See "ITEM 4, Section A. History and Development of the Company".

D.    Property, Plants and Equipment

The Company's property, plant and equipment includes the land and building as stated under "Facilities" above, as well as computer and office equipment, software and furniture and fixtures (see Note 6 to he Fiscal 2004 Financial Statements).

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree Systems Inc. ("Plaintree" or the "Company") for the years ended March 31, 2004, 2003 and 2002 should be read in conjunction with its audited Consolidated Financial Statements and Notes for the year ended March 31, 2004 ("Fiscal 2004 Statements"). Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in Note 19 to the Fiscal 2004 Financial Statements.

About Plaintree

Located in Arnprior, Ontario, Plaintree develops and manufactures the WAVEBRIDGE series of Free Space Optical wireless links using Class 1, eye-safe LED technology providing high-speed network connections for Cable companies, ISPs, traditional Telco's, GSM or cellular operators, airports and campus networks. Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment. Plaintree also supports and manufactures its existing lines of robust and user friendly network switches.

Overview

There was limited growth potential in the telecommunications and wireless industry during the fiscal year ended March 31, 2004 ("fiscal 2004"). However, interest in Plaintree's technology by potential users has continued to grow since the spring of 2003.

In the subsequent events section of the management's discussion and analysis of the Company for the year ended March 31, 2003 ("fiscal 2003"), Plaintree indicated serious interest by parties from Japan, England and Korea. To date the Ministry of Defence (UK) and Phi Co Ltd (Japan) both have ordered evaluation units, the evaluations have gone very well and their interest level remains high.

During fiscal 2004, a number of new customers began evaluating Plaintree's products, including Associated Press, Metropark Communications and Avaya Networks, (Lucent's IP Telephone and Enterprise switching company). These companies have reported excellent test results.

The largest wireless integrator in Poland has purchased Plaintree's FSO equipment and has successfully promoted the product and Plaintree has received an indication that there may be additional customer orders to follow in the near future. Orascom (the largest Middle Eastern GSM Company) is in the final product testing stages with Plaintree's FSO equipment and has indicated that a large volume order may follow in the future. Other companies evaluating our product are located in Serbia, Czech Republic and the US.

Towards the end of fiscal 2004, Plaintree was approached by a number of Multiple Service Operators (MSO) in North America that indicated serious interest in Plaintree's FSO product. These MSOs are actually the traditional Cable providers that are now moving to converge voice, video and data into one connection. At their request, Plaintree designed a specific FSO product to be mounted on the actual strand between telephone poles to allow the MSO to connect this strand to individual customers locations.

A key evaluation link installed for one of these MSOs has been operating at 350 Meters for the past three months in an area prone to very high humidity, rain and fog. The link has been performing with over 99.99999% reliability and has surpassed customer expectations. The main decision point expressed by these MSOs is that Plaintree's FSO product uses LED technology, ensuring unconditional eye-safety, a wide beam and inexpensive price.

Plaintree cautions readers that an expression of interest from a customer does not necessarily lead to a firm order for products.

Throughout fiscal 2004, Plaintree has continued its policy of fiscal conservatism maintaining its streamlined workforce while recruiting two sales professionals to manage the growing volume of product inquiries Plaintree is now receiving.

Current Products and Market Overview

The WAVEBRIDGE series of optical wireless systems uses LED (light-emitting diode) technology to provide a local and wide area networking alternative to wire line, fiber, leased circuits, and radio wave (RF) data solutions. A WAVEBRIDGE link is transparent, replicating at the remote site the exact signal it receives from the network. The WAVEBRIDGE series of products can be used as a bridge to extend, overbuild, or replace conventional cabling systems. The WAVEBRIDGE system can also be used to transport data, voice, and video information among computer workstations, file servers, PBX's, and printers either in the same office or between office buildings. Implementing the WAVEBRIDGE series technology offers various advantages including seamless replacement for cables or fiber, IEC (International Electrotechnical Commission) Class 1, eye safety under all reasonably foreseeable conditions, ease of installation and relocation, currently no regulatory licensing required and an estimated MTTF (Mean Time To Failure) in excess of 17 years.

Very few FSO companies specialise in LED systems, the vast majority have chosen Laser Systems. The Company has based its decision to go LED on the fact that only LED systems are 100% eye safe under any condition and they feel that this is going to become a major decision for customers of FSO. The Company feels that the other advantages of LED, such as ease of installation and low cost, offset the one disadvantage, that the fastest speeds you can drive an LED Diode is 155Mbps. It is the Company's view that the largest market for FSO is at speeds of 155Mbps or less and will be for a number of years to come.

After the recent period of retraction in the telecommunication markets, it is the Company's belief that the demand for wireless access and bandwidth is about to increase. The popularity of Wi-Fi, internet high speed and increases in cell phone functions will drive this growth.

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

Selected Financial Information

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 19 to the Fiscal 2004 Financial Statements.

As stated in Note 1 to the Fiscal 2004 Financial Statements, the financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company's ability to continue as a going concern because of the Company's losses during the past year of $710,451, a working capital deficit, and an accumulated deficit of $98,730,202 as at March 31, 2004. The Company's continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

The Company believes that future funding and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results and to date, the Company has not secured such funding either through an equity investment or strategic partnership.

The following table sets forth selected financial information from the Company's Fiscal 2004 Financial Statements.

Statement of Operations Data
($000s, except per share data)
	Fiscal Year 2004	Fiscal Year 2003	Fiscal Year 2002
Revenue	$259	$1,304	$1,347
Operating loss	(1,261)	(3,283)	(7,273)
Net loss	(711)	(3,463)	(7,323)
Basic and diluted loss per share	$(0.01)	$(0.04)	$(0.08)

Balance Sheet Data
($000s)
	At Mar 31, 2004	At Mar 31, 2003	At Mar 31, 2002
Total assets	$17,204	$540	$3,711
Total liabilities	17,744	1,446	1,153
Long-term liabilities	nil	nil	nil
Cash dividends declared per share	nil	nil	nil

In July, 2003 the Company acquired a 49% interest in a general manufacturing partnership ("Partnership") for $20,000,000. The acquisition was financed through the credit facility (bank loan) referred to in Note 7 to the Fiscal 2004 Statements. This Partnership interest was reduced to $16,000,000 by March 31, 2004, as a result of distributions from the Partnership during fiscal 2004. The Company is required to pay to the bank as loan repayments, 94.5% of the cash distributions it receives from the Partnership until the bank loan is paid in full. In fiscal 2004, the Company reported $845,730 of Partnership income from distributions received from the Partnership. Also recorded was Bank loan interest of $491,392 and Other Partnership related expenses of $121,382, which is made up of Financing expense ($59,217) and Guarantee fees ($62,165). As of March 31, 2004, a quarterly net Partnership income allocation of $69,283 was due and payable and recorded as a receivable on the Company's balance sheet. See also Exhibit 2 to this 20-F for further information regarding the Partnership.

Results of Operations

($000s, except per share and % amounts)	Fiscal Year			Change from Fiscal
	2004	2003	2002	2003 to 2004	2002 to 2003
Revenue	$259	$1,304	$1,347	$(1,045)	$(43)
Cost of revenue	36	199	656	(163)	(457)
Gross margin	223	1,105	691	(882)	414
	86.2%	84.7%	51.3%
Operating expenses:
Sales & marketing	454	756	2,794	(302)	(2,038)
Finance & administration	606	583	970	23	(387)
Research & development	424	766	2,095	(342)	(1,329)
Restructuring	-	201		(201)	201
Write-down of inventory	-	2,082	1,363	(2,082)	719
Write-down of intangibles	-	-	742	-	(742)
	1,484	4,388	7,965	(2,904)	(3,576)
Loss from operations	(1,261)	(3,283)	(7,273)	2,022	3,990
Interest (expense) income	(68)	(55)	65	(13)	(120)
Other income (loss)	385	(125)	(115)	510	(10)
Partnership income	846			846
Other partnership expenses	(121)			(121)
Bank loan interest	(492)			(492)
Net loss	$(711)	$(3,463)	$(7,323)	$2,752	$3,860

Basic and diluted loss per share	$(0.01)	$(0.04)	$(0.08)	$0.03	$0.04

Revenues

Product and service revenue

Total product and service revenue for fiscal 2004 was $258,739 as compared to $1,304,068 in fiscal 2003 and $1,071,596 in fiscal 2002. Product and service revenue decreased from fiscal 2003 to fiscal 2004 by $1,045,329 primarily due to continued weak demand for telecommunications and wireless products resulting in revenues being below expectations. It is important to note that the majority of fiscal 2004 revenues were the result of the sale of evaluation units to potential repeat customers such as Rapid IR, PHI CO and Gesto. There was no Management service revenue in fiscal 2004 or fiscal 2003 due to the expiration of the contract with Targa entered into in fiscal 2000. $275,000 of Management service revenue was recorded in fiscal 2002.

Gross Margin

Gross margin from product and service revenue for fiscal 2004 was 86.2% compared to 84.7% in fiscal 2003 and 51.3% in fiscal 2002. In fiscal 2004 and 2003, the high gross margin was a result of the sale of legacy products that had been previously written off from inventory. The Company expects that its current and future WAVEBRIDGE high speed optical wireless products will represent a greater portion of the Company's revenues in the future and that gross margins will return to the range of 30-50% as experienced in fiscal 2002.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $453,718, $756,414 and $2,794,261 in fiscal 2004, 2003 and 2002, respectively. These expenses consisted primarily of personnel and related costs associated with the Company's sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The decrease of $302,696 in sales and marketing expenses from fiscal 2003 to fiscal 2004 and the decrease of $2,037,847 from fiscal 2002 to fiscal 2003 were due to major cutbacks in the international sales force and marketing initiatives in response to the decreased revenue levels experienced by the Company.

Finance and administration expenses

Finance and administrative expenses were $605,764, $583,303 and $970,440, in fiscal 2004, 2003 and 2002, respectively. Finance and administration expenses consist primarily of costs associated with managing the Company's finances, which include financial staff, legal and audit activities as well as the amortization of capital assets. During fiscal 2004, finance and administrative expenses also included the amortization of deferred charges of $164,368 and amortization of the fair value assigned to the equity component of convertible debentures of $91,000 (see Note 5 and Note 8 to the fiscal 2004 financial statements). These additional amortization costs totaling $255,358 mainly related to the fair value of stock options granted and the fair value assigned to the equity component of convertible debentures, based on the application of the Black-Scholes pricing model.

Finance and administrative expense increased by $22,461 during fiscal 2004 as compared to fiscal 2003. Prior to the amortization charge of $255,358 stated above, finance and administration expenses decreased from fiscal 2003 to fiscal 2004 by $232,897 which was due to the reduction in personnel and other finance and administrative expenses. The decrease of $387,137 in finance and administration expenses from $970,440 in fiscal 2002 to 583,303 in fiscal 2003 was primarily attributable to a reduction in personnel.

Research and development expenses

Research and development expenses were $424,431, $765,472 and $2,094,823, in fiscal 2004, 2003 and 2002, respectively. Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

The decrease in research and development expenses by $341,041 from fiscal 2003 to fiscal 2004 and the decrease of $1,329,351 from fiscal 2002 to fiscal 2003 were predominately related to the reduction in personnel.

Write-down of Inventory

There was no inventory write-down during fiscal 2004. During fiscal 2003, after reviewing the remaining switch and certain WAVEBRIDGE product inventory, management determined this inventory should be written down to reflect its estimated recoverable values resulting from the extensive redesign of the product line. This resulted in a $2,081,792 charge against income in fiscal 2003. Accordingly, the revised WAVEBRIDGE product line represents 100% of the inventory as at March 31, 2003. During fiscal 2002, there was a similar write-down of obsolete inventory in the amount of $1,362,840.

Write-down of Intangible assets

During fiscal 2002, the Company wrote off intangible assets in the amount of $742,538.

Interest Income (Expense) and Other

Combined Interest and Other Income went from a loss of $180,380 in fiscal 2003 to an income gain of $317,385 in fiscal 2004. This $497,765 positive change in Interest Income and Other was primarily due to the $371,395 gain realized during fiscal 2004 on the settlement of claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal completed. Also, no loss on disposal of capital assets was recorded during fiscal 2004 as compared to the loss recorded during fiscal 2003 of $113,805.

Combined Interest and Other Income increased from a loss in fiscal 2002 of $49,366 to a loss in fiscal 2003 of $180,380. This increase was primarily due to the loss on disposal of capital assets, the effect of lower cash balances and an increase in interest expense incurred on lease arrears and credit facilities

Partnership income, Other partnership related expenses and Bank loan interest

In fiscal 2004, the Company recorded Partnership income allocations of $845,730. Also recorded was Bank loan interest of $491,392 and Other Partnership related expenses of $121,382, which is made up of Financing expense ($59,217) and Guarantee fees ($62,165). See also Exhibit 2 to this 20-F for further information regarding the Partnership.

Net Loss

The net loss for fiscal 2004 was $710,451 or $0.01 per share as compared to a net loss of $3,463,266 or $0.04 per share in fiscal 2003 and $7,322,926 or $0.08 per share in fiscal 2002.

The fiscal 2004 net loss was significantly lower than experienced in fiscal 2003 largely due to the one time restructuring and inventory write-down expenses recorded in 2003 as well as management's aggressive cost cutting measures which have reduced Sales and Marketing and Research and Development expenses.

Similar cost cutting occurred in fiscal 2002 which resulted in the decrease in the net loss experienced from fiscal 2002 to fiscal 2003.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2004 and fiscal 2003.

	Fiscal 2004				Fiscal 2003
Quarters ended (unaudited, in $000s except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$122	$52	$82	$3	$528	$584	$114	$78
Operating loss	(219)	(190)	(342)	(510)	(283)	(100)	(388)	(2,512)
Net inc (loss)	(229)	272	(301)	(453)	(285)	(1,592)	(972)	(614)
Basic and diluted loss per share	$(0.00)	$0.00	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.01)

Fourth quarter of fiscal 2004

During the fourth quarter of fiscal 2004 revenue was $2,620 and the net loss was $452,310. Expenses increased in the fourth quarter of fiscal 2004 as compared to the third quarter mainly as a result of the amortization of deferred charges of $164,368 and amortization of the fair value assigned to the equity component of convertible debentures of $91,000 (see Note 5 and Note 8 to the fiscal 2004 statements). These additional amortization costs totaling $255,358 mainly related to the fair value of stock options granted and the fair value assigned to the equity component of convertible debentures, based on the application of the Black-Scholes pricing model.

B.    Liquidity and Capital Resources
($000s)	Fiscal Year		Change from Fiscal
	2004	2003	2003 to 2004
Cash	$396	$42	$354
Working Capital	(16,737)	(1,169)	(15,568)
Net cash provided by (used in):
Operating activities	(1,043)	(626)	(417)
Investing activities	(16,107)	35	(16,142)
Financing activities	17,503	200	17,303

Cash

As at March 31, 2004, the Company held $395,536 in cash, an increase of $353,388 from March 31, 2003.

Working Capital

Working capital represents current assets less current liabilities. As at March 31, 2004, the Company had a working capital deficit of $16,736,693 as compared to a working capital deficit of $1,169,341 at March 31, 2003. The increase in the working capital deficit was primarily a result of the bank loan of $20,300,000 obtained by the Company in July, 2003 to fund its investment in the Partnership less $4,000,000 paid back on the loan during the year. Distributions from the partnership are being used to repay the Bank loan.

Cash used in Operating activities

Cash used in operating activities for fiscal 2004 was $1,042,958, an increase of $416,841 compared to the prior fiscal year. This increase was mainly attributable to the cash used to reduce accounts payable and accrued liabilities during fiscal 2004 relating to restructuring and relating to the payment to settle claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal.

Cash used in Investing activities

Cash used in investing activities for fiscal 2004 was $16,107,011, an increase of $16,142,582 compared to the prior fiscal year. This increase was due to the Company's investment in the Partnership of $20,000,000 partially offset by Partnership distributions of $4,000,000 repaid by Plaintree during fiscal 2004.

Cash provided by Financing activities

Cash provided by financing activities for fiscal 2004 was $17,503,357, an increase of $17,303,494 compared to the prior fiscal year. This increase was due to the bank loan of $20,300,000 for the Partnership investment, partially offset by a payment of $4,000,000 from the Partnership distribution which was used to reduce the bank loan by $4,000,000. This was partially offset by the Convertible Debentures and the loan financing provided by Targa during the year in the amounts of $900,000 and $500,000, respectively. See also Item 7.B "Related Party Transactions" for further information.

Despite the financing obtained during fiscal 2004, the Company will require an additional capital infusion in order to continue to operate in its present form and continue to develop its business. In this regard, Management continues to investigate other sources of financing. There can be no assurances that the Company will be successful in obtaining required financing.

C.    Research and Development and Licenses, etc.

Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities. Research and development expenditures decreased to $424,431 for fiscal 2004 as compared to $765,472 for fiscal 2003 and

$2,094,823 for fiscal 2002. This decrease in expenses was predominately related to the Company's employee cuts backs and the result of reduced engineering consulting rates now available to the Company.

D.    Trend Information

There was limited growth potential in the telecommunications and wireless industry during the fiscal year ended March 31, 2004 ("fiscal 2004"). However, interest in Plaintree's technology by potential users has continued to grow since the spring of 2003.

In the subsequent events section of the management's discussion and analysis of the Company for the year ended March 31, 2003 ("fiscal 2003"), Plaintree indicated serious interest by parties from Japan, England and Korea. To date the Ministry of Defence (UK) and Phi Co Ltd (Japan) both have ordered evaluation units, the evaluations have gone very well and their interest level remains high.

During fiscal 2004, a number of new customers began evaluating Plaintree's products, including Associated Press, Metropark Communications and Avaya Networks, (Lucent's IP Telephone and Enterprise switching company). These companies have reported excellent test results.

The largest wireless integrator in Poland has purchased Plaintree's FSO equipment and has successfully promoted the product and Plaintree has received an indication that there may be additional customer orders to follow in the near future. Orascom (the largest Middle Eastern GSM Company) is in the final product testing stages with Plaintree's FSO equipment and has indicated that a large volume order may follow in the future. Other companies evaluating our product are located in Serbia, Czech Republic and the US.

Towards the end of fiscal 2004, Plaintree was approached by a number of Multiple Service Operators (MSO) in North America that indicated serious interest in Plaintree's FSO product. These MSOs are actually the traditional Cable providers that are now moving to converge voice, video and data into one connection. At their request, Plaintree designed a specific FSO product to be mounted on the actual strand between telephone poles to allow the MSO to connect this strand to individual customers locations.

A key evaluation link installed for one of these MSOs has been operating at 350 Meters for the past three months in an area prone to very high humidity, rain and fog. The link has been performing with over 99.99999% reliability and has surpassed customer expectations. The main decision point expressed by these MSOs is that Plaintree's FSO product is LED ensuring unconditional eye-safety, a wide beam and inexpensive price.

Plaintree cautions readers that an expression of interest from a customer does not necessarily lead to a firm order for products.

Throughout fiscal 2004, Plaintree has continued its policy of fiscal conservatism maintaining its streamlined workforce while recruiting two sales professionals to manage the growing volume of product inquiries Plaintree is now receiving.

E.    Off-Balance Sheet Arrangement

Investment in Partnership and related Bank Loan

On July 15, 2003, the Company completed the acquisition of a 49% minority interest (the "Partnership Interest") for $20,000,000 in an unrelated manufacturing partnership doing business in Canada. Plaintree will not be involved in the day to day management of the partnership. In a related transaction, Plaintree obtained a non-recourse credit facility (the "Credit Facility") from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003. The only security for the Credit Facility will be the Partnership Interest itself and the Credit Facility will be repaid only from cash distributions received from the Partnership and not from Plaintree's general working capital. The credit facility is guaranteed by the Partnership. In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership interest up to a maximum of $200,000 to the Partnership. The Company anticipates generating approximately $1,100,000 of cash flow from this investment over a five year period, following which the Partnership Interest will be terminated. In the event that the Partnership is unable to execute on its business plan, the availability of anticipated cash flow will be diminished. During fiscal 2004, Partnership distributions in the amount of $4,000,000 were received, resulting in the credit facility being paid down by the same amount. See also Exhibit 2 to this 20-F for further information regarding the Partnership.

As part of the these transactions, Plaintree completed an internal restructuring of its operations, transferring primarily all of its business, its tangible assets (other than its intellectual property and its Partnership Interest) to a newly incorporated wholly-owned subsidiary of Plaintree, 4178611 Canada Inc. ("Newco"). Newco has also assumed all of the liabilities of Plaintree, except for its liabilities to Targa Electronics Systems Inc. pursuant to various credit facilities and its liabilities under the Credit Facility. Newco will continue to carry on the former business of Plaintree. This transfer was approved by the shareholders of Plaintree at its Annual and Special Meeting held on May 6, 2003.

F.    Tabular disclosure of contractual obligations

Not Applicable.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management
Name	Position(s) with the Company	Date of Election or Appointment
William David Watson	Director, Chairman of the Board of the Company, Vice President - Mergers and Acquisitions	1999
W. David Watson II(1)(3)	Director, Chief Executive Officer and President	1999
Robert G. Shea(2)	Director	2000
Jerry Vickers(1) (2)	Director	2003
John Buchanan	Director	2003
Girvan L. Patterson(1) (2)	Director	2000
Lynn E. Saunders	Vice President of Operations	2000
Jason Lee	Vice President of Business Development	2002

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

ROBERT E. SHEA, Director. Mr. Shea was appointed a director of the Company on May 1, 2000. Mr. Shea is currently, and for the past thirty seven years has been, Chairman of Shea Financial Group, a company engaged in the design and funding of executive compensation plans. He is also a director of Highliner Foods, Inc., SolutionInc Technologies, Ltd., New England Canada Business Council, and American Manor Enterprises Inc.; and has served on numerous boards in the past.

JOHN M. BUCHANAN, Director, Mr. Buchanan was appointed to the Senate of Canada by the Rt. Hon. Brian Mulroney on September 12, 1990. Prior to being appointed Senator, Mr Buchanan was elected as a Member of the Legislative Assembly in 1967, re-elected in 1970, 1974, 1978, 1981, 1984 and 1988. Senator Buchanan was elected as Premier of Nova Scotia in 1978. He was re-elected in 1981, 1984 and 1988 becoming the third Premier in the history of Nova Scotia to be elected to four consecutive terms and the fourth longest serving premier in Nova Scotia. Mr. Buchanan was appointed Queens Council in 1972 and awarded Doctorates from Nova Scotia Technical College, Mount Allison University, St. Mary's University, St. Francis Xavier University and Universite Ste. Anne. On April 17, 1982, Senator Buchanan was made a member of Her Majesty's Privy Council and in 1979 received the Toastmasters International Communication and Leadership Award. Mr. Buchanan is an executive member of the Canada-United States Interparliamentary Association.

GIRVAN L. PATTERSON, Director. Mr. Patterson was appointed a director of the Company in January 2000. In 1988, Mr. Patterson co-founded CANAI Inc. (which in 1991 became Plaintree Systems Inc.) and from 1995 through 1999 was the Vice-President of International Sales, and served as the Corporate Secretary of the Company from 1988 to 2001. Mr. Patterson is currently Executive Vice president of Radialink Corp, a developer of broadband wireless solutions, and CFO of Leitrim Group Inc (TSXV: "LTM") a diamond exploration company. Prior to that he was CFO of Northland Systems Training Inc., and prior to that CEO of e-djuster Inc. Mr. Patterson currently also serves as an advisor and director to several early-stage corporations. Mr. Patterson was educated at Manchester and Aston University in the United Kingdom and holds a Chartered Engineer designation.

JERRY S. VICKERS, Director. Mr. Vickers continues to act as an independent finance/business consultant to private and public companies since departing Desjardins Securities Inc. in May 2003. Based in Toronto, he was a Vice-President, Investment Banking, Technology Group for Desjardins Securities Inc., an indirect wholly owned subsidiary of Desjardins Mouvement, a financial services conglomerate, from January 2002 to April 2003. From August 1996 through to December 2001, Mr. Vickers was an independent finance/business consultant to private and public companies. He has been a director of private and public companies engaged in technology (software, hardware, internet based technologies) as well as the hospitality industry. He was a Vice-President in Corporate Finance at Groome Capital.com Inc. and Yorkton Securities Ltd. from July 1996 through to July 2000 specializing in new economy companies (i.e. software, hi-tech, telecom, biotech). From January 1990 to July 1996, he was the Director and a Manager of Company Listings at the TSX. From July 1985 to December 1989, he was a corporate lender at the CIBC and a senior analyst in Engineering Economics at Bell Canada. Mr. Vickers earned a Master of Arts Degree in Economics from the University of Toronto (1985) and a Bachelor of Arts (Honours) in Economics (summa cum laude) from McMaster University (1982).

LYNN E. SAUNDERS, Vice President of Operations. Ms. Saunders became Vice President of Operations in November 1999. From May 1997 to November 1999, Ms. Saunders was Finance Manager of Hypernetics Ltd. Prior to 1999, Ms. Saunders held various financial positions with both Mitel Corporation and Boeing Canada Technology Ltd.

JASON LEE, Vice President of Business Development. Mr. Lee joined the Company as a Regional Sales representative in June, 2000 and was appointed Vice President of Business Development on January 16, 2002. From 1998 to 2000, he was a Sales Engineer for Zim Technologies. Prior to 1998, Mr. Lee was an IT consultant for various companies after studying Marketing and Computer Science at Durham College of Applied Arts and Technologies in Oshawa, Ontario. In January 2002, Mr. Lee received a scholarship for the "Excellence in Leadership" award by the Ottawa Centre for Research and Innovation (OCRI).

B. Compensation

The following table, presented in accordance with the regulations to the Securities Act (Ontario), sets forth all compensation for each of the Company's last three fiscal years paid in respect of (i) the Chief Executive Officer of the Company and (ii) the Chairman of the board and the Vice President, Mergers and Acquisitions of the Company (the "Named Executive Officers"). No other executive officer of the Company earned $100,000 or greater in salary and bonus during the fiscal year ended March 31, 2004.

Summary Compensation Table
Name and Principal Position	Fiscal Year Ending March 31	Salary	Bonus	Other Annual Compensation (1)	Securities Under Options/ SARs Granted (2)	All Other Compensation
William David Watson, Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	2004	$150,000(3)	nil	nil	2,930,000	nil
	2003	$24,000(4)	nil	nil	130,000	nil
	2002	$150,000(5)	nil	nil	130,000	nil
William David Watson II, President and Chief Executive Officer	2004	$200,000(6)	nil	nil	3,130,000	nil
	2003	$90,000(7)	nil	nil	130,000	nil
	2002	$200,000(8)	nil	nil	130,000	nil

(1) Unless otherwise stated, perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the noted executive officers.
(2) All references are to options to acquire common shares outstanding at the end of each year.
(3) Salary is annualized. During fiscal 2004, Mr. Watson's fee was returned to the $150,000 level. During fiscal 2004, Mr. Watson's fee earned was $85,000, of which $2,000 was paid and the balance was deferred.
(4) During fiscal 2003, Mr. Watson agreed to a reduction in his fee from $150,000 per annum to $2,000 per month.
(5) Salary is annualized. During fiscal 2002, Mr. Watson was paid $76,500.
(6) Salary is annualized. During fiscal 2004, Mr. Watson II salary was increased to its $200,000 level from $90,000. During fiscal 2004, Mr. Watson II's salary earned was $147,000, all of which was deferred.
(7) During fiscal 2003, Mr. Watson II agreed to a voluntary salary reduction from $200,000 to $90,000. During fiscal 2002, Mr. Watson II's salary earned was $152,000, all of which was deferred.
(8) Salary is annualized. Actual salary paid to Mr. Watson II in fiscal 2002 was $187,917.

Employment Agreement of the Named Executive Officers

On February 8, 2000, the Company entered into an employment agreement with Mr. William David Watson (the "Watson Agreement") for his services as Vice President, Mergers and Acquisitions of the Company effective November 1, 1999. The Watson Agreement is for no fixed term and provides for an initial base salary of $150,000. Annual bonuses are at the discretion of the board of directors of the Company. The Watson Agreement may be terminated by the Company upon twelve months notice to Mr. William David Watson or by Mr. William David Watson upon two months notice to the Company. On September 1, 2001, Mr. Watson changed his status from being an employee of the Company to providing services to the Company through Wade-Tech Corp., a holding company of Mr. Watson. The Company terminated the Watson Agreement and entered into a consulting agreement with Wade-Tech Corp. for the continued services of Mr. Watson on substantially the same terms as was contained in the Watson Agreement. During the 2003 fiscal year, Mr. William David Watson voluntarily took a temporary fee reduction to $24,000 per year. During the 2004 fiscal year, Mr. Watson's fee was returned to its original level of $150,000 but Mr. Watson agreed to defer actual payment of all but $2,000 of his fee until the company is able to pay him the accrued amounts.

On February 8, 2000, the Company entered into an employment agreement with Mr. William David Watson II (the "Watson II Agreement") for his services as President and Chief Executive Officer of the Company effective November 4, 1999. The Watson II Agreement specifies, among other matters, duties, remuneration, confidentiality, termination of employment and non-competition provisions. The Watson II Agreement is for no fixed term and provides for an initial base salary of $200,000. The Watson II Agreement provides for salary to be reviewed on an annual basis and adjusted, as required, to reflect industry standards. Annual bonuses are at the discretion of the board of directors of the Company. The Watson II Agreement may be terminated by the Company upon twelve months notice to Mr. William David Watson II or by Mr. William David Watson II upon two months notice to the Company. During the 2003 fiscal year, Mr. William David Watson II voluntarily took a temporary salary reduction to $90,000 per year. During the 2004 year, Mr. Watson's salary was returned to its original level of $200,000 but Mr. Watson agreed to defer actual payment of all of his salary until the company is able to pay him the accrued amounts.

The Company has no other compensatory plan or arrangement in respect of compensation received or that may be received by any executive officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of termination of employment or in the event of a change in responsibilities following a change in control.

Stock Option Plan

The board of directors of the Company recently amended the Company's stock option plan to increase the maximum number of options which may be granted from 8,600,000 to up to 12,000,000. The Company received shareholder approval for this amendment at the Company's annual and special meeting of shareholders held on September 16, 2004.

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

The maximum term of any option granted under the Stock Option Plan is ten (10) years from the date of grant of the option. However, it is currently the Company's practice to grant options that expire five years after the date of grant. The expiration of any option is accelerated if the optionee's employment or cessation of involvement with the Company terminates for any reason, other than for just cause, in which case the unexercised options granted to such optionee immediately terminate. Subject to different arrangements being made between the Company and the optionee, the Stock Option Plan provides that the optionee has 90 days from the date of termination, resignation, removal or discharge to exercise all existing options, except in the case of death of an optionee, in which case options may be exercised by the legal representative (or by the person or persons to whom the rights of the optionee have passed by will or operation of law) generally for a period of 180 days from the date of death. Other than on death, the options are non-transferable.

The current terms of the Stock Option Plan provide that the maximum number of options granted under the Stock Option Plan shall not exceed 12,000,000, and the number which may be reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding common shares (on a non-diluted basis) at the time of the grant.

The exercise price of an option is set by the board of directors at the time of grant, based upon the closing price on the TSX ("TSX") of the common shares on the last trading day prior to the date of the grant. Payment of the exercise price of an option may be made by cash, certified cheque or bank draft. The Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of common shares.

The board of directors may suspend, amend or terminate the Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby unless the affected participant consents to such amendment. The further approval of the Company's shareholders is required only for amendments that increase the number of shares available for issuance under the Stock Option Plan, that materially increase the benefits accruing to participants, or that materially change the class of persons eligible for the granting of options.

As of September 16, 2004, the Company has issued and outstanding options to purchase 8,630,000 common shares at exercise prices ranging from $0.105 per common share to $2.35 per common share.

Directors' and Officers' Liability Insurance

The Company does not maintain directors' and officers' liability insurance on behalf of its directors and officers.

Long-Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities or any other measure) was paid or distributed to the Named Executive Officer during the most recently completed financial year ended March 31, 2004. However, see "Incentive Stock Options" below.

Incentive Stock Options Granted to the Named Executive Officers during Financial Year Ended March 31, 2004

The following table sets forth the particulars of individual grants of options to purchase common shares made to the Named Executive Officers who were granted options during the financial year ended March 31, 2004.
Name	Securities Under Option Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of the Grant ($/Security)(1)	Expiration Date
William David Watson, Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	2,800,000	42.9	$0.105	$0.105	November 19, 2008
William David Watson II, President and Chief Executive Officer	3,000,000(2)	46.0	$0.105	$0.105	November 19, 2008

(1) In accordance with the Company's Stock Option Plan, the exercise price for options granted is to be the closing price of the common shares on the TSX on the trading date immediately preceding the date of grant.
(2) On June 28, 2004, Mr. Watson II returned for cancellation 300,000 options originally granted on November 19, 2003 in order to provide the Company the ability to grant options to its employees.

Aggregated Option Exercises During the Most Recently Completed Financial Year Ended March 31, 2004 and Option Values as at March 31, 2004

The following table sets forth information with respect to the exercise of options during the financial year ended March 31, 2004 by the Named Executive Officers and the number and value of unexercised options held as at March 31, 2004.
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2004 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options at March 31, 2004 Exercisable/ Unexercisable ($) (1)
William David Watson, Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	Nil	Nil	1,930,000/1,000,000	7,500/5,000
William David Watson II, President and Chief Executive Officer(2)	nil	nil	1,505,000/1,625,000	6,875/8,125

(1) The closing price of a common share of the Company on the TSX was $0.11 at the close of trading on March 31, 2004.
(2) On June 28, 2004, Mr. Watson II returned for cancellation 300,000 options originally granted on November 19, 2003.

Compensation of Directors

During the fiscal year ended March 31, 2004, no cash remuneration was paid to the directors of the Company for their services as directors. The Company's current policy is not to pay cash compensation to any individual for serving as director. Rather, the directors receive incentive in the form of stock options, at the discretion of the board of directors, for serving as directors of the Company. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to align the personal interest of each of the directors to that of the shareholders.

During the fiscal year ended March 31, 2004, the Company granted options to acquire 6,800,000 common shares of the Company to its directors. On June 28, 2004, Mr. Watson II returned for cancellation 300,000 options originally granted to him on November 19, 2003.

Incentive Stock Options

The Management and the directors of the Company are of the view that to be able to attract the most suitable employees, officers and directors to the Company, it is often necessary to be able to offer them options to purchase common shares, as an incentive or inducement. See "Executive Compensation - Stock Option Plan".

As of September 16, 2004, the Company has issued and outstanding options to purchase 8,630,000 common shares at exercise prices ranging from $0.105 per common share to $2.35 per common share, of which options to purchase 7,935,500 common shares have been granted to directors and officers of the Company. The following table is a summary of options which have been granted to directors, officers and employees of the Company, which were outstanding as at September 16, 2004.

Holders	Number of Common Shares under Options (1)	Exercise Price Per Common Share	Expiry Date (2)	Market Price at Date of Grant
Officers as a Group	40,000	$2.35	March 10, 2005	$2.35
	35,000	$1.40(3)	March 10, 2005	$2.35
	45,000	$0.72	November 24, 2005	$0.72
	10,500	$0.51	July 9, 2006	$0.51
	100,000	$0.39	November 21, 2006	$0.39
	275,000	$0.29	January 16, 2007	$0.29
	5,900,000(5)	$0.105	November 19, 2008	$0.105
	250,000	$0.12	June 28, 2004	$0.12
Directors who are not also Officers as a Group	20,000	$2.35	March 10, 2005	$2.35
	40,000	$0.72	November 24, 2005	$0.72
	120,000	$0.39	November 21, 2006	$0.39
	100,000	$0.29	January 16, 2007	$0.29
	1,000,000	$0.105	November 19, 2008	$0.105
All other Employees as a Group	15,000	$1.40(3)	March 10, 2005	$2.35
	25,000	$0.72	November 24, 2005	$0.72
	4,500	$0.51	July 9, 2006	$0.51
	25,000	$0.29	January 16, 2007	$0.29
	325,000	$0.105	November 19, 2008	$0.105
	50,000	$0.12	June 28, 2004	$0.12
Others (non-employees, Directors, Officers) as a Group	250,000	$2.31(4)	April 29, 2008	$5.90

(1) Options with the same option exercise price but differing expiry dates have been grouped together for presentation purposes.
(2) Expiry dates in the above table reflect the date of the last option to expire where more than one option has been grouped together. See footnote 1.
(3) On April 27, 2000, the Company's board of directors approved a reduction in the exercise price for stock options granted to employees on March 10, 2000 from $2.35 per share to $1.40 per share, being the closing price of the common shares on The Toronto Stock Exchange on the approval date.
(4) In April 1998, the Company's board of directors approved a reduction in the exercise price of an aggregate of 781,750 stock options granted to non-executive employees from July 1994 through October 1997 at prices ranging from $3.90 to $5.90 per share to $2.31 per share, being the closing price of the common shares on The Toronto Stock Exchange on the approval date.
(5) On June 28, 2004, Mr. Watson II returned for cancellation 300,000 options originally granted on November 19, 2003.

C.    Board Practices.

Term

Each of the directors are elected by the shareholders of the Company and hold office until the next annual meeting of shareholders or until their successor is appointed. The date that each of the directors became a member of the board of Plaintree is set out in the table found in Item 6.A above.

Employment Agreements

Two of the directors, who are also executive officers of the Company, have employment/service contracts with the Company. Please see Item 6.B "Employment Agreements of Named Executive Officers" for further information. See also Item 6.B "Compensation of Directors" set out above.

Audit Committee

The Company's audit committee is composed of Robert G. Shea, Jerry Vickers and Girvan Patterson.

The audit committee's purpose is to:

  assist board oversight of:

    the integrity of the Company's financial statements, Management's Discussion and Analysis of Operating Performance ("MD&A") and other financial reporting;

    the Company's compliance with legal and regulatory requirements;

    the external auditor's qualifications, independence and performance;

    the performance of the Company's internal audit function and internal auditor;

    the communication among the external auditor, the internal auditor, management and the Board;

    the review and approval of any related party transactions; and

    any other matters as defined by the board;

  prepare and/or approve any report that is required by law or regulation to be included in any of the Company's public disclosure documents relating to the Committee.

The full audit committee charter is listed in Schedule "A" to the Management Proxy Circular of Plaintree used in connection with its annual and special meeting of shareholders held on September 16, 2004, a copy of which can be found as part of the Company's filings on www.sedar.com and/or on the Company's website at www.plaintree.com.

Compensation and Corporate Governance Committee

The Company's compensation and corporate governance committee is composed of W. David Watson II, Girvan Patterson and Jerry Vickers.

The primary role of the compensation and corporate governance committee is to advise the full board on issues in relation to the compensation of the executive officers of the Company and advise on acceptable corporate governance practices. The full text of the Statement of Corporate Governance Practice for the Company can be found in the Management Proxy Circular of the Company used in connection with its annual and special meeting of shareholders held on September 16, 2004, a copy of which can be found as part of the Company's filing on www.sedar.com and/or on the Company's website at www.plaintree.com.

D.    Employees

As at the date of this document, the Company's total work force (including service providers) is 10 persons, of which 3 are in sales, 4 in research and development and 3 in administration. All employees and service providers execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company. The Company's employees are not unionized.

E.    Share Ownership

The following table sets out the names of the directors and senior management of the Company together with the number of shares of the Company held, directly or indirectly, by each as at the date of this document;

Name(1)	Position(s) with the Company	Number of Shares
William David Watson	Director, Chairman of the Board of the Company, Vice President - Mergers and Acquisitions	70,000(3)
W. David Watson II	Director, Chief Executive Officer and President	(3)

Name(1)	Position(s) with the Company	Number of Shares
Robert G. Shea	Director	1,750,000(2)
Jerry Vickers	Director	Nil
John Buchanan	Director	Nil
Girvan L. Patterson	Director	18,000
Lynn E. Saunders	Vice President of Operations	Nil
Jason Lee	Vice President of Business Development	Nil

Notes:

  The information has been furnished by the respective directors and officers individually and does not include the number of options to acquire common shares held by any of the officers or directors listed.

  Held through a holding company.

  Does not include 27,910,760 common shares, warrants to acquire 3,911,765 common shares and a $900,000 convertible debenture (convertible into 7,826,087 common shares) of the Company held by Targa Group Inc. of which William David Watson II and Mrs. Watson, the spouse of William David Watson, collectively hold a substantial majority of Targa Group Inc.'s voting interests.

As at the date hereof, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 1,838,000 common shares, representing 2% of the Common shares then outstanding (excluding any common shares to be obtained on the exercise of options held by the directors and officers).

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders
    To the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.
    The Company's major shareholders do not have any different voting rights than the Company's other shareholders.
    The following table sets forth the common shares held by the owners of 5% or more of the Common Shares, as known to the Company, and the Company's directors and officers as a group as of September 16, 2004:
Title of Class	Identity of Person or Group	Amount Owned	Percent of Class(1)
Common Shares	Targa Group Inc. (2)	27,910,760(3)	30.9%
Common Shares	Officers and Directors as a group	1,838,000	2%

  As at March 31, 2004 and September 16, 2004 there were 90,221,634 Common Shares outstanding. The percentage presented in the column does not reflect any of the common shares to be obtained on the exercise of options currently outstanding.

  Targa Group Inc. ("Targa") is a private company incorporated under the laws of Ontario of which Mr. William David Watson II, President and Chief Executive Officer of the Company and Mrs. Nora Watson, spouse of Mr. William David Watson, Chairman and Vice President, Mergers and Acquisitions of the Company, collectively hold a substantial majority of Targa's voting interest.

  Targa also holds warrants ("Warrants") to acquire 3,911,765 common shares of the Company issued as part of the private placement of units of the Company completed on December 19, 2001. The Warrants expire on January 8, 2005. Targa also holds a $900,000 convertible debentures ("Debentures") issued on December 16, 2003, pursuant to which Targa may convert the same at anytime into common shares of the

Company at a conversion price of $0.115. If the Warrants are exercised and the Debentures are converted, Targa will acquire 7,826,087 common shares of the Company and will hold in the aggregate 39,648,612 common shares representing 38.89% of the outstanding common shares of the Company. The shares set out above do not include any of the common shares to be obtained on the exercise of the Warrants or the conversion of the Debentures (see Item 7 B "Related Party Transactions" for further information).

B.    Related Party Transactions

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company or any known associate or affiliate of such persons, in any transaction of the Company during the fiscal year ended March 31, 2004 or in any proposed transaction which has materially affected or will materially affect the Company except as disclosed under "Executive Compensation - Employment Agreements of the Named Executive Officers" and the following:

  During fiscal 2004, total rent expense of $17,000 was paid to companies controlled by Targa Group Inc. for storage services.

  During fiscal 2004, David Watson, the President, CEO and director of the Company, agreed to defer his entire salary of $154,000. Such amounts are to be paid once Company resources permit.

  On December 16, 2003, the Company completed a placement of secured convertible debentures ("Debentures") having a principal value of $900,000 to Targa, the largest shareholder of the Company. Of the $900,000 proceeds from the sale of the Debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates. The balance of the Debentures proceeds, $189,614, was satisfied by a cash payment by Targa to the Company. The maturity date for the payment of the Debentures is December 16, 2005. The Debentures are non-interest bearing until the due date and thereafter the Debentures will bear interest at a rate of 10% per annum until paid in full. The Debentures are secured by a general security agreement over the assets of the Company. At anytime while the Debentures are outstanding, Targa has the right to convert the amounts outstanding into Plaintree common shares at a conversion price of $0.115. In the event that the full amount of the Debentures are converted, Targa will be issued 7,826,087 Plaintree common shares. The Company has the right to repay the Debentures at any time on 30 days prior notice, subject to Targa's right to convert the Debentures into Plaintree common shares

  On November 19, 2003, the board of the Company agreed to accept a loan ("Loan") from Targa, its largest shareholder, of $500,000 (net of related fees). The funds being advanced by Targa were the proceeds (net of agency fees) received by Targa from the sale of a portion of its shares in Plaintree. The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. As a condition of the Loan, Plaintree agreed to pay for any agency fees incurred by Targa as a result of the sale of the Plaintree shares. The Loan is also secured by an already existing General Security Agreement over Plaintree assets. As part of the $500,000 demand loan arrangement with Targa, key shareholders of Targa, Bill and David Watson, who are also directors and officers of the Company, each received a total of 2,500,000 options exercisable at a share price of $0.105. The options expire on November 19, 2008.

  On December 4, 2003, the Loan was reduced by a cash payment of $189,614 from Targa in settlement of the purchase of Debentures referred to above. As of March 31, 2004, the total Loan amount outstanding was $318,781 ($310,386 principal plus $8,395 in accumulated interest).

  Until March 31, 2003, the Company leased facilities from a company controlled by Targa Group Inc., which beneficially owns 38.03% of the outstanding voting shares of the Company. Lease arrears including interest of $35,705 owing to this related party amounted to $254,513. In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the proposal under the bankruptcy and Insolvency Act to creditors completed in 2003, the forbearance agreement is now in default and the amounts owing are due and payable.

  As of April 1, 2002, the Company's Senior Officers have agreed to defer payment of consulting fees and salaries payable. These fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $383,847, plus interest charges of $21,880 for a total payable of $405,727.
  Pursuant to a subscription agreement dated, December 19, 2001, the Company completed a private placement financing with Targa of 3,911,765 units of the Company at a subscription price of $0.34 per Unit for aggregate gross proceeds of $1,330,000. This financing was completed in two separate tranches on December 28, 2001 and January 8, 2002 for gross proceeds of $1,100,000 and $230,000 respectively. Each Unit is comprised of one common share and one warrant. Each warrant entitles the holder to acquire one Common Share at an exercise price of $0.51 per Common Share up to January 8, 2005.

ITEM 8: FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the Company's 2004 Annual Report:

  Independent Auditor's Report relating to the Consolidated Financial Statements and notes thereto;

  Consolidated Statements of Operations and Deficit for the Years Ended March 31, 2002, 2003 and 2004;

  Consolidated Balance Sheets as at March 31, 2002, 2003 and 2004;

  Consolidated Statements of Changes in Cash Flows for the Years Ended March 31, 2003 and 2004;

   Notes to the Consolidated Financial Statements.

B.    Significant Changes

None

ITEM 9: THE OFFER AND LISTING

A.    Offer and Listing Details

The following table sets forth the high and low sale prices of the common shares for the fiscal periods indicated:

Toronto Stock Exchange (TSX)
	Price Per Share (Canadian $)
	High	Low
Full Financial Years (Five Most Recent - ending on March 31 in each year)
2000	3.50	0.14
2001	2.48	0.51
2002	0.69	0.20
2003	0.23	0.025
2004	0.21	0.03
Full Financial Quarters (Two Most Recent Years ending on March 31 in each year and Q1 2005 ending on June 30, 2004)
2003
First Quarter	0.23	0.045
Second Quarter	0.065	0.03
Third Quarter	0.15	0.025
Fourth Quarter	0.08	0.03
2004
First Quarter	0.21	0.03
Second Quarter	0.14	0.08
Third Quarter	0.185	0.09
Fourth Quarter	0.21	0.09
2005
First Quarter	0.14	0.10
Monthly (Most Recent 6 Months ending on August 31, 2004)
March 2004	0.135	0.10
April 2004	0.13	0.105
May 2004	0.13	0.10
June 2004	0.14	0.115
July 2004	0.12	0.085
August 2004	0.12	0.08

As of August 31, 2004, approximately 11.35% of the Company's common shares, or 10,240,246 common shares, were held by 52 persons having addresses of record located in the United States.

B.    Plan of Distribution

Not Applicable

C.    Markets

The common shares have been listed on The Toronto Stock Exchange (the "TSX") since June 1993. The Company was listed on the NASDAQ National Market from May 1995 to April 1, 1999. The Company's common shares are also quoted on the OTCBB.

D.    Selling Shareholders

Not Applicable

E.    Dilution

Not Applicable

F.    Expenses of the Issue

Not Applicable

ITEM 10: ADDITIONAL INFORMATION

A.    Share Capital

Not Applicable

B.    Memorandum and Articles of Association

A description of the Company's Certificate and Articles of Amalgamation was included as Item 10.B of the Company's Form 20-F filed for the year ended March 31, 2002. There have been no changes made to the Company's Certificate and Articles of Amalgamation as described previously.

C.    Material Contracts

See Item 4.A.

D.    Exchange Controls

To the best of the Company's knowledge, there are no governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital by the Company.

E.    Taxation

Canadian Income Tax

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Act") generally applicable to holders of Common Shares who are not resident or deemed to be resident in Canada, who hold their Common Shares as capital property and who do not use or hold and are not deemed to use or hold Common Shares in carrying on business in Canada, except, in certain situations, holders who carry on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Act, the regulations thereunder, specific proposals to amend the Act or the regulations publicly announced by the Minister of Finance before the date hereof and counsel's understanding of the current administrative practices published by Canada Customs and Revenue Agency but does not take into account provincial or territorial income tax laws. This summary is not exhaustive of all possible income tax considerations and holders or prospective purchasers are advised to consult with their own tax advisers with respect to their particular circumstances.

Capital gains realized on the disposition of Common Shares will not be subject to tax under the Act unless such Common Shares are taxable Canadian property of the holder within the meaning of the Act. Common Shares will generally not be taxable Canadian property to a holder unless, at any time during the five-year period immediately preceding a disposition, the holder, persons with whom the holder did not deal at arm's length was considered to own under the Act 25% or more of the issued shares of any class or series of the Company. Even if the Common Shares constitute taxable Canadian property to a particular holder, an exemption from tax under the act may be available under the provisions of any applicable international tax treaty. In the case of residents of the United States (other than certain former residents of Canada), the Canada-United States Income Tax Convention (1980) (the "US/Canada Tax Treaty") provides an exemption from tax unless the value of the Common Shares at the time of disposition is derived principally from real property situated in Canada (which the Company believes is not currently the case and does not expect to be the case in the future).

Dividends paid or credited on the Common Shares will be subjected to Canadian withholding tax under the Act at a rate of 25%, subject to reduction under the provisions of any applicable international tax treaty. In the case of residents of the Unites States who own less than 10% of the Company's voting stock, the U.S./Canada Tax Treaty reduces the rate to 15%. Under the U.S./Canada Tax Treaty, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold such tax from payments made to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

F.    Dividend and Paying Agents

Not Applicable

G.    Statement by Experts

Not Applicable

H.    Documents on Display

Copies of the documents concerning the Company referred to in this form may be inspected at the principal executive office of the Company.

I.    Subsidiary Information

The Company has two wholly-owned subsidiaries: (i) Plaintree Systems Corporation is a wholly-owned inactive subsidiary incorporated under the laws of the State of Delaware; and (ii) 4178611 Canada Inc. is a wholly-owned subsidiary incorporated under the laws of Canada.

ITEM 11: QUANTATIVE AND QUALITIVE DISCLOSURES ABOUT MARKET RISKS

Market risk represents the risk of loss that may impact the financial statements of the company due to adverse changes in financial markets. The Company is exposed to market risk from changes in foreign exchange rates and interest rates. Inflation has not had a significant impact on the Company's results of operations.

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

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

The Company's management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company's disclosure controls and procedures as of March 31, 2004. Based upon that evaluation, the Company's Chief Executive Officer concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. There has not been any change in the Company's internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Exchange Act that occurred during the fiscal year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Girvan Paterson, a member of the Company's board of directors and audit committee is a financial expert. Mr. Patterson is independent of management of the Company.

ITEM 16B: CODE OF ETHICS

The Company has not yet developed a code of ethics for its Chief Executive Officer or its other principle officers. As previously reported, the Company has been concentrating on finding revenue and funding sources and this has taken significant management and board time. The Company will develop a code of ethics for its officers as circumstances improve.

ITEM 16C: AUDIT FEES

Deloitte & Touche LLP have been the auditors of the Company for the last two fiscal years. Audit Fees for 2004 were $35,000 (2003 - $36,967) and Non-Audit fees for 2004 were $12,200 (2003 - $3,000).

PART III

ITEM 17: FINANCIAL STATEMENTS

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the Company's 2004 Annual Report;

  Independent Auditor's Report relating to the Consolidated Financial Statements and notes thereto;

  Consolidated Statements of Operations and Deficit for the Years Ended March 31, 2002, 2003 and 2004;

  Consolidated Balance Sheets as at March 31, 2003 and 2004;

  Consolidated Statements of Changes in Cash Flows for the Years Ended March 31, 2002, 2003 and 2004; and

  Notes to the Consolidated Financial Statements.

ITEM 18: FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19: EXHIBITS
Number	Title
1

Plaintree Systems Inc. 2004 Annual Report to Shareholders (incorporating herein by reference thereto the Company's Consolidated Financial Statements and Notes thereto, together with the report thereon of Deloitte & Touche, LLP, on pages 4 to 26, inclusive)

2	Financial Information of Buhler Manufacturing Partnership for the fiscal year ended September 30, 2003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 29, 2004

PLAINTREE SYSTEMS INC.

Per:       s/"David Watson"___________________________

David Watson
President and Chief Executive Officer

EXHIBIT 1

PLAINTREE SYSTEMS INC.

FORM 20-F for the year ended March 31, 2004

Annual Report 2004

2004 PRESIDENT'S LETTER TO SHAREHOLDERS

Fiscal 2004 continued to be a trying year for Plaintree. However, although the wireless and Telecommunication world is not yet in a large growth phase, it appears to be showing real signs of life. This will be good news for Plaintree. For example, the decision by cable companies to enter the Voice over Internet Protocol (VOIP) market has forced both cable companies and the telephone companies to consider their equipment expansion needs to meet the new requirements demanded by VOIP.

Plaintree has worked long and hard to ensure that our products will satisfy the three main requirements of our customers: (1) economic; (2) ease of installation, and (3) reliability.

Our strategy appears to be showing some signs of success. At the present time, Plaintree has been advised by two large equipment providers that they have completed their evaluations of our WaveBridge product line and are in the process of drafting formal OEM agreements to resell this line.

Other sales have also started to occur in the month of June 2004, Plaintree sold more equipment than in the entire fourth quarter of 2004.

Based on this, we remain cautiously optimistic for fiscal 2005. Thank you for your continued support during these trying last few years.

______________________________
David Watson
President and Chief Executive Officer July 26, 2004

Deloitte & Touche LLP 100 Queen Street Suite 800 Ottawa, Ontario
K1P 5T8

Tel: (613) 236-2442
Fax: (613) 236-2195 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Plaintree Systems Inc.

We have audited the accompanying consolidated balance sheets of Plaintree Systems Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations, shareholders' deficiency and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2004, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Ottawa, Canada

June 11, 2004

Comments by Auditor on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors dated June 11, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants Ottawa, Canada

June 11, 2004

PLAINTREE SYSTEMS INC.
Consolidated Balance Sheets
as at March 31, 2004 and 2003
(in Canadian dollars)
		2004	2003
CURRENT ASSETS

Cash		$395,536	$42,148
Trade accounts receivable (net of allowance for doubtful accounts
of $56,390; 2003 - $110,160)		19,445	90,884
Due from Partnership (Note 3)		69,283	-
Inventories - net (Note 4)		107,949	116,343
Deferred charges (Note 5)		393,643	-
Prepaid expenses and advance contract payments		21,392	27,384
		1,007,248	276,759

INVESTMENT IN PARTNERSHIP (Note 3)		16,000,000	-
CAPITAL ASSETS - NET (Note 6)		196,556	263,655
		$17,203,804	$540,414
CURRENT LIABILITIES

Bank loan (Note 7)		$16,300,000	$-
Credit facilities due to related party (Note 8)		-	297,856
Due to related party (face value - $900,000) (Note 8)		366,000	-
Due to related parties (Note 9)		979,021	377,808
Accounts payable and accrued liabilities (Note 10)		87,229	745,363
Deferred revenue		11,691	25,073
		17,743,941	1,446,100
GUARANTEES, CONTINGENCIES AND COMMITMENTS (Note 18)

SHAREHOLDERS' DEFICIENCY

Share capital (Note 11)
Common shares (unlimited number of shares authorized,
90,221,634 outstanding; 2003 - 90,221,634)		97,561,140	97,561,140
Additional paid in capital (Note 11)		451,000	-
Equity component of convertible debentures (Note 8)		625,000	-
Deficit		(98,730,202)	(98,019,751)
Accumulated foreign currency translation adjustment		(447,075)	(447,075)
		(540,137)	(905,686)
		$17,203,804	$540,414

APPROVED BY THE BOARD:

original signed:	"David Watson"	"Girvan Patterson"

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Consolidated Statements of Operations
for the years ended March 31, 2004, 2003 and 2002
(in Canadian dollars)

	2004	2003	2002

Revenue
Product and service revenue	$258,739	$1,304,068	$1,071,596
Management service revenue (Note 9)	-	-	275,000

	258,739	1,304,068	1,346,596

Cost of revenue
Product and service costs	35,618	199,370	578,109
Management service costs (Note 9)	-	-	77,145

	35,618	199,370	655,254

Gross margin	223,121	1,104,698	691,342

Operating expenses
Sales and marketing	453,718	756,414	2,794,261
Finance and administration (Notes 5 and 8)	605,764	583,303	970,440
Research and development	424,431	765,472	2,094,823
Restructuring (Note 12)	-	200,603	-
Write-down of inventories (Note 12)	-	2,081,792	1,362,840
Write-down of intangible assets (Note 12)	-	-	742,538

	1,483,913	4,387,584	7,964,902

Loss from operations	(1,260,792)	(3,282,886)	(7,273,560)

Interest (expense) income (Note 9)	(68,067)	(54,847)	65,317
Other income (loss) (Note 13)	385,452	(125,533)	(114,683)
Partnership income (Note 3)	845,730	-	-
Other partnership related expenses (Note 3)	(121,382)	-	-
Bank loan interest (Note 7)	(491,392)	-	-

NET LOSS	$(710,451)	$(3,463,266)	$(7,322,926)

Basic and diluted loss
per common share (Note 14)	$(0.01)	$(0.04)	$(0.08)

Weighted average common shares
outstanding	90,221,634	90,221,634	86,958,580

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Consolidated Statements of Cash Flows
for the years ended March 31, 2004, 2003 and 2002
(in Canadian dollars)

	2004	2003	2002

OPERATING
Net loss	$(710,451)	$(3,463,266)	$(7,322,926)
Items not affecting cash
Amortization	61,934	200,798	738,690
Amortization of deferred charges (Note 5)	164,368	-	-
Amortization of debt discount (Note 8)	91,000	-	-
Shares issued for services	-	-	77,500
Write-down of intangible assets	-	-	742,538
Loss on disposal of capital assets	5,165	113,805	-
Changes in non-cash operating
working capital items (Note 15)	(654,974)	2,522,546	918,727

	(1,042,958)	(626,117)	(4,845,471)

INVESTING
Purchases of capital assets	-	-	(132,465)
Payment of deferred charges	(107,011)	-	-
Partnership interest (Note 3)	(20,000,000)	-	-
Partnership distributions (Note 3)	4,000,000	-	-
Decrease in loans receivable
from related parties	-	8,243	26,586
Proceeds from disposition of
short-term investments	-	27,328	1,925,888

	(16,107,011)	35,571	1,820,009

FINANCING
Due to related parties	1,203,357	181,020	400,000
Payments on capital leases	-	-	(7,710)
Proceeds from bank loan (Note 7)	20,300,000	-	-
Payments on bank loan (Note 7)	(4,000,000)	-	-
Proceeds from disposal of capital assets	-	18,843	-
Proceeds on issuance of share capital -
net of issue costs	-	-	1,294,030

	17,503,357	199,863	1,686,320

Increase (decrease) in cash	353,388	(390,683)	(1,339,142)

Cash, beginning of year	42,148	432,831	1,771,973

Cash, end of year	$395,536	$42,148	$432,831

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Consolidated Statements of Shareholders' Deficiency
as at March 31, 2004 and 2003
(in Canadian dollars)

			Accumulated Foreign Currency Translation Adjustment
					Equity Component of the convertible debentures

	Common Shares					Additional Paid in Capital	Shareholders'
	Number	Amount		Deficit			Deficiency

Balance March 31, 2002	90,221,634	$97,561,140	$(447,075)	$(94,556,485)	$-	$-	$2,557,580

Net loss	-	-	-	(3,463,266)	-	-	(3,463,266)

Balance March 31, 2003	90,221,634	97,561,140	(447,075)	(98,019,751)	-	-	(905,686)

Equity component of the
convertible debentures (Note 8)	-	-	-	-	625,000	-	625,000

Options granted to
related parties (Note 11)	-	-	-	-	-	451,000	451,000

Net loss	-	-	-	(710,451)	-	-	(710,451)

Balance March 31, 2004	90,221,634	$97,561,140	$(447,075)	$(98,730,202)	$625,000	$451,000	$(540,137)

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

1.       DESCRIPTION AND CONTINUATION OF THE BUSINESS

The Company designs, develops, manufactures, markets and supports optical wireless links, network switches and telecommunications products that allow its customers to improve the performance and increase the manageability of their existing local area networks, while providing a migration path to emerging networking technologies.

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company's ability to continue as a going concern because of the Company's losses during the past year of $710,451, a working capital deficit and an accumulated deficit of $98,730,202 as at March 31, 2004. The Company's continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

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

2.       ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with accounting principles generally accepted in the United States of America except as disclosed in Note 19.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's foreign subsidiaries are inactive. All significant intercompany accounts and transactions have been eliminated. The Company has a 49% interest in a partnership as disclosed in Note 3. The Company is accounting for the partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment.

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

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

2.       ACCOUNTING POLICIES (Continued) Capital assets

Capital assets are stated at cost. Amortization is provided using the following methods and rates:

Software	2 years straight-line
Computer and office equipment	3 years straight-line
Other equipment	2 years straight-line
Furniture and fixtures	20% declining-basis
Building	20 years straight-line

The Company's policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under generally accepted accounting principles are met. Such costs are amortized, commencing when the product is released, over the lesser of the expected life of the related product and three years.

Revenue recognition and warranties

Revenue from product sales is recorded on shipment provided evidence of an arrangement exists and collection is probable. In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience. Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement. Service revenue is recognized when the service is performed. Deferred revenue arises when extended warranty contracts are paid in advance.

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

In prior years, the Company had active subsidiaries (reporting in foreign currencies) that were considered to be self-sustaining. The translation of the accounts of these subsidiaries resulted in the cumulative translation adjustment reported in the accounts.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

2.       ACCOUNTING POLICIES (Continued)

Stock option plans

The Company has stock option plans as described in Note 11. Effective April 1, 2002, the Company adopted the new recommendations of section 3870 of the CICA Handbook ("CICA

3870") with respect to stock-based compensation. The Company records an expense for employee options only when the exercise price of the option is lower than the market price of the stock on the date of grant. To date, no option grants have met the criteria for expense recognition. The Company discloses in Note 11 the pro forma effect of the options on the net loss as if they were valued using a fair value method.

The Company uses the fair value based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that call for settlement for cash or other assets. Awards that the Company has the ability to settle in shares are recorded as equity whereas awards that the Company required to or has a practice of settling in cash are recorded as liabilities.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

Income taxes

The Company uses the asset and liability method to account for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Future income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in statutory tax rates is recognized in net income in the year of change. Future income tax assets whose recoverability is not sufficiently likely are not recorded in these financial statements.

3.       INVESTMENT IN PARTNERSHIP

In July 2003, the Company made a capital contribution of $20,000,000 in order to acquire a 49% interest in a general manufacturing partnership (the “Partnership”). The acquisition was financed through the credit facility (bank loan) referred to in Note 7. Additional capital requirements of the partnership must be approved unanimously by all partners. This Partnership interest was reduced to $16,000,000 by March 31, 2004, as a result of cash distributions to the Company from the Partnership of $4,000,000. These amounts were used to repay the bank loan.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

3.       INVESTMENT IN PARTNERSHIP (Continued)

The carrying value of the partnership is assessed for impairment when there has been a loss in value that is other than temporary. An impairment is considered to exist when conditions exist for a period of three or four years suggesting there is a decline in value that is other than temporary.

Other partnership related expenses includes financing expense ($59,217) and guarantee fees ($62,165).

As at March 31, 2004, a quarterly Partnership income allocation of $69,283 was made although not yet received and therefore recorded as a receivable on the balance sheet. The balance of the income allocation was received during the year.

The Partnership allocates income to its partners, and is not itself subject to tax.

4.       INVENTORIES
	2004	2003

Raw materials	$67,442	$81,328
Work in process	40,429	34,820
Finished goods	78	195

	$107,949	$116,343

5.       DEFERRED CHARGES

Deferred charges represent payments to various entities to secure related party loans including the placement of the related party convertible debenture issue, related party demand loan and for Partnership related legal and financing fees.

	2004	2003

Deferred charges	$558,011	$-
Less accumulated amortization	(164,368)	-

	$393,643	$-

These charges are being amortized over the term of the related debts and amortization of $164,368 is included in finance and administration expenses in 2004.

Non-cash deferred charges relating to options granted to shareholders (Note 11) have been excluded from the payment of deferred charges reflected on the statement of cash flows.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

6. CAPITAL ASSETS

	2004

	Accumulated	Net Book
Cost	Amortization	Value

$57,538	$57,538	$-
2,677,841	2,674,778	3,063
233,392	233,392	-
113,045	100,195	12,850
218,672	38,029	180,643

$3,300,488	$3,103,932	$196,556

Software

Computer and office equipment

Other equipment

Furniture and fixtures

Land and building

	2003

	Accumulated	Net Book
Cost	Amortization	Value

$57,538	$54,810	$2,728
2,724,702	2,675,759	48,943
233,392	233,392	-
134,213	112,379	21,834
218,672	28,522	190,150

$3,368,517	$3,104,862	$263,655

Software

Computer and office equipment

Other equipment

Furniture and fixtures

Land and building

7.      BANK LOAN

In July 2003, Plaintree obtained a non-recourse demand credit facility from a Canadian chartered bank in the amount of $20,300,000. The credit facility was used to finance its capital contribution to the Partnership referred to in Note 3, to cover related acquisition expenses and to finance its payment obligations under the creditor proposal. Amounts outstanding under the credit facility will incur interest at the bank's prime rate. Payments of interest and principal are due quarterly following cash distributions by the Partnership to the partners, including Plaintree. Pursuant to the credit facility, the bank is entitled to be paid 94.3% of the amount of the cash distributions from the Partnership paid to Plaintree prior to a demand and/or default under the credit facility and 100% of such distributions thereafter until the credit facility is repaid. The credit facility is guaranteed by the Partnership. In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership interest up to a maximum of $200,000 to the Partnership. Plaintree has secured its obligations to the bank under the credit facility by way of a general security agreement over its assets and a specific pledge of its Partnership interest to the bank.

During fiscal 2004, the bank loan was repaid to the extent of $4,000,000 as a result of distributions from the Partnership.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

8.       CREDIT FACILITIES AND CONVERTIBLE DEBENTURES DUE TO RELATED PARTIES

On December 16, 2003, the Company completed a placement of secured convertible debentures (“Debentures”) having a principal value of $900,000. Targa Group Inc., (“Targa”, the largest shareholder of the Company), purchased all the Debentures. Of the $900,000 proceeds from the sale of the Debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates. The balance of the Debenture proceeds, $189,614, was satisfied by a cash payment by Targa to the Company.

The due date for the payment of the Debentures is December 16, 2005. The Debentures are non-interest bearing until the due date and thereafter bear 10% interest per annum until paid in full. Debentures are secured by a general security agreement over the assets of the Company.

At anytime while the Debenture is outstanding, Targa has the right to convert the amounts outstanding under the Debenture into Plaintree common shares at a conversion price of $0.115.

In the event that the full amount of the Debenture is converted, Targa will be issued 7,826,087 Plaintree common shares. The Company has the right to repay the Debenture at any time on 30 days prior notice, subject to Targa's right to convert the Debentures into Plaintree common shares.

The Company has assigned carrying amounts to the liability and equity elements of the Convertible Debenture in accordance with the substance of the contractual agreement. The Company has determined the carrying amount of the equity component based on the application of the Black-Scholes pricing model. The carrying amount of the equity component of the Convertible Debentures is $625,000 and is recorded in additional paid in capital. As at March 31, 2004, the Debentures are recorded net of a discount of $534,000 which reflects the unamortized portion of the value attributed to the equity component. The Company is amortizing this discount over the two-year term to maturity and $91,000 of amortization is included in finance and administration expenses in 2004.

9.       RELATED PARTY TRANSACTIONS

On November 19, 2003, the Company agreed to accept a loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing General Security Agreement over Plaintree's assets. On December 4, 2003, the Loan was reduced by a cash payment of $189,614 from Targa in settlement of the purchase of Debentures referred to in Note 8. As of March 31, 2004, the total Loan amount outstanding was $318,781 ($310,386 principal plus $8,395 of accumulated interest).

Until March 31, 2003, the Company leased facilities from a company controlled by Targa. Lease arrears including interest of $35,705 owing to this related party amounted to $254,513. In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the BIA proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable. This amount is still outstanding as at March 31, 2004 and is included in due to related parties.

As of April 1, 2002, the Company's Senior Officers have agreed to defer payment of consulting fees and salaries payable. These fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $383,847, plus interest charges of $21,880 for a total payable of $405,727. These amounts are included in due to related parties.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

9.       RELATED PARTY TRANSACTIONS (Continued)

During fiscal 2004, total rent expense of $17,000 was paid to companies controlled by Targa for storage services. This amount is included in finance and administration expenses.

Fiscal 2004 interest expense of $68,067 (2003 - $54,847) is primarily interest on related party balances as described in Note 8.

In the past, the Company performed consulting and management services under an agreement between the Company and corporations controlled by Targa Group Inc.. Consulting and management fees received under this agreement totalled $275,000 in 2002. Since that time, no other management fees have been charged.

10.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2004	2003

Accounts payable	$24,044	$424,670
Accrued liabilities	46,657	117,526
Restructuring	-	200,603
Salaries and benefits payable	3,447	-
Commissions payable	13,081	2,564

	$87,229	$745,363

11.     SHARE CAPITAL

Authorized
Unlimited number of preferred shares, issuable in series

Series I:    7,000 authorized, 7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares; semi-annually on the 30th day of May and November of each year; redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after November 21, 2002 or on the occurrence of a merger event; convertible at the option of the holder to 1,647,058 common shares at any time prior to November 22, 2002; amounts due for redemption or retraction may be converted to common shares at the option of the Company; non-voting.

Series II:    9,000 authorized, 7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares; semi-annually on the 30th day of May and November of each year; redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after June 3, 2003 or on the occurrence of a merger event; convertible at the option of the holder to 4,186,046 common shares at any time prior to June 4, 2003; amounts due for redemption or retraction may be converted to common shares at the option of the Company; voting.

Unlimited number of common shares

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

11.     SHARE CAPITAL (Continued)

Warrants

As at March 31, 2004, 3,911,765 (2003 - 3,911,765) common share purchase warrants remain outstanding. Each warrant is exercisable into one common share of the Company at an exercise price of $0.51 per common share, expiring January 8, 2005.

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

Options under the stock option plans may not expire later than 10 years from the date of grant and the exercise price may not be less than the latest closing price of the common shares on the last trading day preceding the date of grant. Eligibility is determined by the Company's Board of Directors and the aggregate number available for issuance to any one person may not exceed 5% of the issued and outstanding common shares.

Activity in the stock option plan is summarized as follows:

			Weighted
			Average
	Number of	Option	Option
	Options	Price	Price

Options outstanding March 31, 2002	3,851,000	$0.29-$7.00	$1.06
Cancelled	(2,111,000)	$0.29-$4.80	$0.79

Options outstanding March 31, 2003	1,740,000	$0.29-$7.00	$1.40
Granted during fiscal 2004	7,525,000	$0.105	$0.11
Cancelled	(635,000)	$0.29-$7.00	$2.13

Options outstanding March 31, 2004	8,630,000	$0.105-$2.35	$0.22

Additional information regarding options outstanding as of March 31, 2004 is as follows:

Range of Exercise Prices	Options Outstanding			Options Exercisable

	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.105	7,525,000	4.6	$0.105	7,037,500	$0.105
$0.29 - $0.39	620,000	2.7	$0.33	620,000	$0.33
$0.51 - $0.72	125,000	1.7	$0.69	121,250	$0.70
$1.40	50,000	1.0	$1.40	50,000	$1.40
$2.31 - $2.35	310,000	3.5	$2.32	310,000	$2.32

$0.105 - $2.35	8,630,000	4.5	$0.22	8,138,750	$0.22

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

11.     SHARE CAPITAL (Continued)

Stock option plans (Continued)

Additional information regarding options outstanding as of March 31, 2003 is as follows:

Range of Exercise Prices	Options Outstanding			Options Exercisable

	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.29 - $0.39	1,000,000	3.5	$0.33	800,000	$0.33
$0.50 - $0.72	165,000	2.4	0.67	128,750	0.68
$0.95 - $1.40	50,000	1.9	1.40	37,500	1.40
$2.31 - $2.35	375,000	3.9	2.32	375,000	2.32
$7.00	150,000	0.2	7.00	150,000	7.00

$0.29 - $7.00	1,740,000	3.1	$1.40	1,491,250	$1.56

During fiscal 2004, of the 7,525,000 options granted, the Company granted 5,000,000 options to shareholders in exchange for assistance in raising financing and recorded a deferred charge and an increase to additional paid in capital of $451,000 reflecting the fair market value of the options granted based on the application of the Black-Scholes pricing model. The deferred charge is being amortized over the period of the related debt (approximately one year).

CICA 3870 requires pro forma disclosures of the net loss and loss per share, as if a fair value based method of accounting had been applied. The following table presents the stock-based compensation expense that would have been recorded in the consolidated financial statements had the Company used the fair value based method of accounting for awards granted to employees:

	2004	2003

Net loss as reported	$(710,451)	$(3,463,266)
Add: stock-based compensation expense	(195,498)	-

Pro forma net loss	$(905,949)	$(3,463,266)

Pro forma basic and diluted loss per common share	$(0.01)	$(0.04)

The compensation expense presented above has been calculated using a Black-Scholes option pricing model which indicates a weighted average fair value for options granted in the year of $0.09 per option. The fair value is estimated on the date of grant. Assumptions used in the pricing model include: (i) risk free interest rates for the period of 3.1%; (ii) expected volatility of 184%; (iii) expected dividend yield of NIL; and (iv) an estimated average life of 2.5 years.

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

12.     RESTRUCTURING, WRITE-DOWN OF INVENTORIES AND INTANGIBLE ASSETS

During fiscal 2003 and 2002, it became evident that the Company would not recover the cost of certain inventories reflected on the balance sheet. Accordingly, the Company wrote down these inventories by $2,081,792 in fiscal 2003 (2002 - $1,362,840) to reflect estimated recoverable value.

During fiscal 2003, the Company restructured its operations in order to reduce costs and streamline operations. Restructuring charges, primarily workforce reduction related, recorded during fiscal 2003 were $200,603. In total, 26 employees were terminated of which 7 performed research and development, 10 were involved in manufacturing and 9 were involved in sales and administration activities. There were no restructuring or inventory write-downs in fiscal 2004.

On March 29, 2000, the Company acquired all the business assets of A.T. Schindler Communications Inc. (ATS), a designer and manufacturer of the FiRLAN wireless networking products. The acquisition has been accounted for by the purchase method of accounting. The purchase consideration was comprised of $346,655 cash and the issuance of 2,569,921 common shares. The difference between the purchase price valued at $1,631,616 and the fair value of the acquired net tangible assets of $146,541 amounted to $1,485,075, which is attributable to acquired technology and goodwill (the "intangible assets"). The intangible assets were to be amortized over their expected useful lives of four years on a straight-line basis and reviewed periodically for impairment. At March 31, 2002, it became evident that the carrying amount of the intangible assets would not be recoverable. As a result, the net book value of intangible assets remaining on the books of $742,538 was written off. There have been no other intangible asset write-downs since fiscal 2002.

13.     OTHER INCOME (LOSS)

Other Income is comprised of the following items:

	2004	2003	2002

Foreign exchange loss	$(1,287)	$(23,213)	$(129,709)
Gain on creditor proposal	371,395	-	-
Loss on disposal of capital assets	-	(113,805)	-
Miscellaneous	15,344	11,485	15,026

	$385,452	$(125,533)	$(114,683)

The Company filed a proposal with its creditors in December 2002. The Court approved the proposal in January 2003. The gain on creditor proposal of $371,395 was realised on settlement of a proposal to creditors approved by the Ontario Superior Court of Justice on July 31, 2003. As part of this settlement, creditors received a maximum aggregate payout of $150,000.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

14.     BASIC AND DILUTED LOSS PER COMMON SHARE

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

15. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	2004	2003	2002

Trade accounts receivable	$71,439	$105,365	$188,423
Investment tax credits receivable	-	246,000	(156,000)
Due to related parties	-	36,878	404,241
Due from Partnership	(69,283)	-	-
Inventories	8,394	1,946,575	454,874
Prepaid expenses and advance
contract payments	5,992	76,084	94,327
Accounts payable and accrued liabilities	(658,134)	128,977	(43,455)
Deferred revenue	(13,382)	(17,333)	(23,683)

	$(654,974)	$2,522,546	$918,727

16.     BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer tracks the Company's operations as principally one business segment - the design, development, manufacture, marketing and support of computer networking products. The Company has in the past also provided management services primarily to related companies. The revenue and cost of sales related to these services are presented on the statement of operations. No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers. All of the Company's assets are primarily located in Canada.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

16.     BUSINESS SEGMENT INFORMATION (Continued)

Revenue by geographic location

	2004	2003	2002

Canada	$106,092	$81,610	$519,559
United States	64,514	948,271	361,750
Europe	57,232	77,553	31,211
Other	30,901	196,633	434,076

	$258,739	$1,304,067	$1,346,596

Revenue concentration (Customers with revenues in excess of 10% of total revenues)
	2004	2003	2002

Number of Customers	5	2	1
% of total revenue	70%	59%	27%
17.     INCOME TAXES

(a) Investment tax credits

At March 31, 2004, the Company has approximately $ 4,258,000 (2003 - $ 4,774,000) of investment tax credits, relating primarily to research and development, available to reduce future years Canadian federal income taxes. These potential benefits expire as follows:

2005	$799,000
2006	1,314,000
2007	1,561,000
2011	240,000
2012	344,000

$4,258,000

(b) Tax losses available to carry forward

The Company has losses available to reduce future years' Canadian federal and provincial taxable income totalling approximately $41,434,000 and $43,480,000 respectively. These potential benefits expire as follows:

	Federal	Provincial

2005	$12,908,000	$13,872,000
2006	14,592,000	15,682,000
2007	880,000	872,000
2008	3,850,000	3,850,000
2009	5,032,000	5,032,000
2010	3,453,000	3,453,000
2011	719,000	719,000

	$41,434,000	$43,480,000

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

17.     INCOME TAXES (Continued)

(c) Research and development deductions

The Company has claimed less research and development expenses for income tax purposes than has been reflected in the financial statements. These unclaimed expenses total approximately $20,593,000 (2003 - $20,593,000; 2002 - $20,593,000) for Canadian federal and provincial income tax purposes. These are available without expiry to reduce future years' taxable income.

The potential future benefits associated with investment tax credits, tax losses, and unclaimed research and development expenses have not been reflected in these financial statements.

Current federal and provincial tax law in Canada includes provisions limiting the annual use of net operating loss and credit carryforwards in the event of certain defined changes in stock ownership.

Accordingly, the annual use of the Company's net operating loss and credit carryforwards could be limited according to these provisions in the event of certain changes in stock ownership.

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to the income (loss) before income taxes for the following reasons:

	2004	2003	2002

Statutory income tax rate (Canada)	36.5%	38.1%	40.9%

Expected recovery of income tax	$(259,279)	$(1,320,197)	$(2,993,612)
Reversal of timing differences, the benefit
of which are not recorded	(85,842)	(1,728)	929,491
Benefit of loss carryforward not recorded	-	1,318,799	2,057,214
Utilization of losses not recorded	(646,387)	-	-
Other permanent differences	991,508	3,126	6,907

Reported income tax provision	$-	$-	$-

The source of accumulated timing differences and the related future income taxes as at March 31 are as follows:
		2004	2003

Accounting amortization in excess of tax		$2,480,000	$2,048,000
Research and development expenses not
deducted for tax purposes		10,755,000	6,203,000
Losses available to offset future
income taxes		15,468,000	13,190,000
Other		6,000	96,000

Future income tax assets before
valuation allowance		28,709,000	21,537,000
Less valuation allowance		(28,709,000)	(21,537,000)

Future income taxes		$-	$-

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

18.     GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

Plaintree has entered into agreements that contain features which meet the definition of a guarantee under Canadian Accounting Guideline (AG) 14 and U.S. FASB Interpretation (FIN 45), “Guarantor's accounting and Disclosure Requirements for Guarantees including indirect Guarantees of Indebtedness or others”. The pronouncements define a guarantee to be a contract that contingently requires Plaintree to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. Plaintree has the following major type of guarantee that is subject to the disclosure requirements of AG 14 and FIN 45:

Product warranties

As part of the normal sale of product, Plaintree provides its customers with standard one year product warranties and separately priced extended warranties. These warranties extend for periods generally ranging from one to two years from the date of sale. The following summarizes the accrual of product warranties and deferred revenue that is recorded as part of current liabilities and deferred revenue in the accompanying consolidated balance sheet as at March 31, 2004:

	2004	2003

Balance at the beginning of the year	$25,073	$42,406
Payments made during the year	(14,257)	(42,406)
Warranties issued during the year	875	25,073

Balance at end of year	$11,691	$25,073

19.     RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (CND GAAP). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with United States generally accepted accounting principles (US GAAP):

Under US GAAP, the net loss and loss per common share figures for the years ended March 31, 2004, 2003, and 2002 would be adjusted as follows:

		Net loss
	2004	2003	2002

Canadian GAAP loss	$(710,451)	$(3,463,266)	$(7,322,926)
Adjustment to development costs (a)	-	-	114,717
Adjustment to operating expenses
relating to share issuances (b)	-	-	121,875

US GAAP loss	$(710,451)	$(3,463,266)	$(7,086,334)

Basic and diluted loss per share
based on US GAAP	(0.01)	$(0.04)	$(0.08)

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

19.     RECONCILIATION TO UNITED STATES GAAP (Continued)

(a)    Accounting for development costs

Under US GAAP, development costs would not be deferred but rather expensed as incurred. Accordingly under US GAAP, research and development expenses and net loss would have been adjusted by $NIL (2003 - $NIL; 2002 - $114,717). The basic and diluted loss per share would be ($0.01) (2003 - ($0.04); 2002 - ($0.08)).

(b)    Accounting for stock options and share issuances

For the year ended March 31, 2001, compensation expense of $121,875 would be recorded under US GAAP pursuant to FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans" as a result of 250,000 shares issuable to an employee related to development of products. If the Company reported under US GAAP, this accrual would change at each reporting date until the final measurement date. Under Canadian GAAP, compensation expense is based upon the market price at the time of share issuance which resulted in compensation expense of $77,500 for the year ended March 31, 2002. Under US GAAP, the date of share issuance becomes the measurement date and compensation expense is fixed at $77,500, resulting in a reduction of the previous accrual under US GAAP of $44,375 and a reversal of the Canadian accrual of $77,500 for a total reduction of Canadian GAAP loss of $121,875 in fiscal 2002 to arrive at US GAAP loss. Accordingly, under US GAAP, fiscal 2002 finance and administration expenses and net loss would have been reduced by $121,875 (2001 - increased by $121,875). The basic and diluted loss per share would be $(0.08) (2001 - $(0.06)).

(c)    Accounting for stock options and share issuances

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its employee stock option plan.

Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant date for awards under the plan, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have decreased\increased to the pro forma amounts indicated below:

	2004	2003	2002

Net loss as reported for US GAAP
purposes	$(710,451)	$(3,463,266)	$(7,086,334)
Estimated stock based
compensation (costs) reversal	(204,181)	255,199	(385,519)

Pro forma net loss	$(914,632)	$(3,208,067)	$(7,471,853)

Pro forma basic net loss
per share	(0.01)	$(0.04)	$(0.09)

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

19.    RECONCILIATION TO UNITED STATES GAAP (Continued)

(c)    Accounting for stock options and share issuances (Continued)

The weighted average fair value of all options granted during 2004 and 2002 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected option life (years)	2.5	N/A	4.5
Volatility	184%	N/A	130%
Risk free interest rate	3.1	N/A	3.5%
Dividend yield	NIL	N/A	NIL

The weighted average fair value of grant, for stock options granted during 2004 and 2002 were $0.09 and $0.29 per option, respectively (none were granted in 2003).

(d)    Accounting for investment tax credits

Under US GAAP, the benefit of investment tax credit receivable would be recorded as an income tax recovery, rather than as a reduction of research and development expense under Canadian GAAP. Accordingly, under US GAAP, research and development expense and the loss from operations would increase by $NIL (2003 - $39,754 to $805,226 and $3,322,640; 2002 -$156,000 to $2,250,823 and $7,429,560) respectively. An income tax recovery of $NIL (2003 -$39,754; 2002 - $156,000) would be reflected resulting in no change to the net loss.

(e)    Accounting for write-down of inventories

Under US GAAP, the write-down of inventories would be recorded in cost of sales, rather than operating expenses. Accordingly, under US GAAP, cost of sales would increase and the gross margin and operating expenses would decrease by $NIL (2003 - $2,081,792 to $2,281,162, ($977,094), and $2,305,792; 2002 - $1,362,840 to $2,018,094, ($671,498) and $6,602,062) respectively, resulting in no change to the net loss.

(f)    Recent United States Accounting Standards

In December 2003, the FASB revised Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The standard has not had a significant effect on the financial position or results of operation.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

19.    RECONCILIATION TO UNITED STATES GAAP (Continued)

(f)    Recent United States Accounting Standards (Continued)

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB

Statement No. 123" (SFAS 148) which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under SFAS 148, Plaintree may adopt the recommendations of SFAS 148 either in its fiscal year beginning April 1, 2003 using certain implementation procedures or in its fiscal year beginning April 1, 2004 using different implementation procedures. The Company has elected to defer implementation.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been applied in the presentation of the accompanying consolidated financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002 and have not had an effect on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 supersedes Emerging Issues Task Force ("EITF") Issue No. 94-

3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)" (EITF 94-3). SFAS 146 requires that costs associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF 94-3 required recognition of a liability when an entity committed to an exit plan. Therefore, the effect of SFAS 146 will be to change the timing of recognition of certain liabilities. Plans initiated before December 31, 2002 continue to be accounted for under EITF 94-3. The adoption of SFS 146 has not had a material impact on its results of operations.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

20.    FINANCIAL INSTRUMENTS

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

Interest risk

The Company is financed through loans from related parties and a bank loan which bear interest at rates tied to the Canadian bank prime rate. Consequently, the Company is exposed to the risk of increases in the prime rate.

Fair values

The fair values of amounts due to related parties are not determinable as comparable arm's length debts are not available.

The carrying amounts for accounts receivable due from Partnership, bank loan and accounts payable and accrued liabilities approximate fair market value due to the short maturity of these instruments or the terms of the instrument.

21.    COMPARATIVE FIGURES

Certain of the 2003 and 2002 comparative figures have been reclassified to conform to the current year financial statement presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the years ended March 31, 2004, 2003 and 2002

Date - July 30, 2004

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree Systems Inc. (“Plaintree” or the “Corporation”) for the years ended March 31, 2004 ,2003 and 2002 should be read in conjunction with the audited Consolidated Financial Statements and Notes for the year ended March 31, 2004 (“Fiscal 2004 Statements”). Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Caution Regarding Forward Looking Information

This Management's Discussion and Analysis (“MD&A”) of the Corporation, contains certain statements in this MD&A Report, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree's control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree's products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the FSO industry; technological change; currency value fluctuation; general economic conditions worldwide, as well as in China; Plaintree's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Plaintree's forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Corporation and the industries in which it operates generally described in the documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

About Plaintree

Located in Arnprior, Ontario, Plaintree develops and manufactures the WAVEBRIDGE series of Free Space Optical wireless links using Class 1, eye-safe LED technology providing high-speed network connections for Cable companies, ISPs, traditional Telco's, GSM or cellular operators, airports and campus networks. Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment. Plaintree also supports and manufactures its existing lines of robust and user friendly network switches.

Overview

Once again, there was limited growth potential in the telecommunications and wireless industry during the fiscal year ended March 31, 2004 (“fiscal 2004”). However, interest in Plaintree's technology by potential users has continued to grow since the spring of 2003.

In the subsequent events section of the management's discussion and analysis of the Corporation for the year ended March 31, 2003 (“fiscal 2003”), Plaintree indicated serious interest by parties from Japan, England and Korea. To date the Ministry of Defence (UK) and Phi Co Ltd (Japan) both have ordered evaluation units, the evaluations have gone very well and their interest level remains high.

During fiscal 2004, a number of new customers began evaluating Plaintree's products, including Associated Press, Metropark Communications and Avaya Networks, (Lucent's IP Telephone and Enterprise switching Corporation). These companies have reported excellent test results.

The largest wireless integrator in Poland has purchased Plaintree's FSO equipment and has successfully promoted the product and Plaintree has received an indication that there may be additional customer orders to follow in the near future. Orascom (the largest Middle Eastern GSM Company) is in the final product testing stages with Plaintree's FSO equipment and has indicated that a large volume order may follow in the future. Other companies evaluating our product are located in Serbia, Czech Republic and the US.

Towards the end of fiscal 2004, Plaintree was approached by a number of Multiple Service Operators (MSO) in North America that indicated serious interest in Plaintree's FSO product. These MSOs are actually the traditional Cable providers that are now moving to converge voice, video and data into one connection. At their request, Plaintree designed a specific FSO product to be mounted on the actual strand between telephone poles to allow the MSO to connect this strand to individual customers locations.

A key evaluation link installed for one of these MSOs has been operating at 350 Meters for the past three months in an area prone to very high humidity, rain and fog. The link has been performing with over 99.99999% reliability and has surpassed customer expectations. The main decision point expressed by these MSOs is that Plaintree's FSO product is LED ensuring unconditional eye-safety, a wide beam and inexpensive price.

Plaintree cautions readers that an expression of interest from a customer does not necessarily lead to a firm order for products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout fiscal 2004, Plaintree has continued its policy of fiscal conservatism maintaining its streamlined workforce while recruiting two sales professionals to manage the growing volume of product inquiries Plaintree is now receiving.

Selected Financial Information

The Corporation's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with GAAP, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 19 to the Fiscal 2004 Statements.

As stated in Note 1 to the Fiscal 2004 Statements, the financial statements have been prepared assuming that the Corporation will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Corporation's ability to continue as a going concern because of the Corporation's losses during the past year of $710,451, a working capital deficit, and an accumulated deficit of $98,730,202 as at March 31, 2004. The Corporation's continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

The Corporation believes that future funding and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Corporation will achieve such results and to date, the Corporation has not secured such funding either through an equity investment or strategic partnership.

The following table sets forth selected financial information from the Corporation's Fiscal 2004 Statements.

Statement of Operations Data
($000s, except per share data)
	Fiscal Year	Fiscal Year	Fiscal Year
	2004	2003	2002
Revenue	$259	$1,304	$1,347
Operating loss	(1,261)	(3,283)	(7,273)
Net loss	(711)	(3,463)	(7,323)
Basic and diluted loss per share	$(0.01)	$(0.04)	$(0.08)

Balance Sheet Data
($000s)
			At March 31,	At March 31,	At March 31,
			2004	2003	2002

Total assets			$17,204	$540	$3,711
Total liabilities			17,744	1,446	1,153
Long-term liabilities			nil	nil	nil
Cash	dividends declared	per	nil	nil	nil
share

In July 2003 the Corporation acquired a 49% interest in a general manufacturing partnership (“Partnership”) for $20,000,000. The acquisition was financed through the credit facility (bank

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

loan) referred to in Note 7 to the Fiscal 2004 Statements. This Partnership interest was reduced to $16,000,000 by March 31, 2004, as a result of distributions from the Partnership of $4,000,000 during fiscal 2004. The Corporation is required to pay to the bank to repay the loan, 94.5% of the cash distributions it received from the Partnership until the bank loan is paid in full. In fiscal 2004 the Corporation reported $845,730 of Partnership income from distributions received from the Partnership. Also recorded was Bank loan interest of $491,392 and Other partnership related expenses of $121,382, which is made up of Financing expense ($59,217) and Guarantee fees ($62,165). As of March 31, 2004, a quarterly Partnership income allocation of $69,283 was due and payable and recorded as a receivable on the balance sheet.

Critical accounting estimates

The following critical accounting policies and significant estimates are used in the preparation of our consolidated financial statements:

Revenue recognition and warranties

Revenue from product sales is recorded on shipment provided evidence of an arrangement exists and collection is probable. In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience. Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement. Service revenue is recognized when the service is performed. Deferred revenue arises when extended warranty contracts are paid in advance.

Equity accounting for Partnership

The Corporation has a 49% interest in a partnership. The Corporation is accounting for the partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under GAAP are met. Such costs are amortized, commencing when the product is released, over the lesser of the expected life of the related product and three years.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value. Work in process and raw materials are valued at the lower of cost and replacement cost. Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Corporation's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock option plan

The Corporation has implemented a stock option plan as described in Note 11 to the Fiscal 2004 Statements. Effective April 1, 2002, the Corporation adopted the new recommendations of section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation. The

Company records an expense for employee options only when the exercise price of the option is lower than the market price of the stock on the date of grant. To date, no employee option grants have met the criteria for expense recognition. The Corporation has disclosed in Note 11 to the Fiscal 2004 Statements the pro forma effect of the options on the net loss as if they were valued using a fair value based method.

The Corporation uses the fair value based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that result from settlement for cash or other assets. Awards that the Corporation has the ability to settle in shares are recorded as equity whereas awards that the Corporation is required to or has a practice of settling in cash are recorded as liabilities.

Results of Operations

($000s, except per share				Change
and % amounts)		Fiscal Year		from Fiscal
				2003 to	2002 to
	2004	2003	2002	2004	2003

Revenue	$259	$1,304	$1,347	$(1,045)	$(43)
Cost of revenue	36	199	656	(163)	(457)

Gross margin	223	1,105	691	(882)	414

	86.2%	84.7%	51.3%
Operating expenses:
Sales & marketing	454	756	2,794	(302)	(2,038)
Finance & administration	606	583	970	23	(387)
Research & development	424	766	2,095	(342)	(1,329)
Restructuring	-	201		(201)	201
Write-down of inventory	-	2,082	1,363	(2,082)	719
Write-down of intangibles	-	-	742	-	(742)

	1,484	4,388	7,965	(2,904)	(3,576)

Loss from operations	(1,261)	(3,283)	(7,273)	2,022	3,990
Interest (expense) income	(68)	(55)	65	(13)	(120)
Other income (loss)	385	(125)	(115)	510	(10)
Partnership income	846	-	-	846	-
Other partnership expenses	(121)	-	-	(121)	-
Bank loan interest	(492)	-	-	(492)	-

Net loss	$(711)	$(3,463)	$(7,323)	$2,752	$3,860

Basic and diluted loss per share	$(0.01)	$(0.04)	$(0.08)	$0.03	$0.04

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenues

Product and service revenue

Total product and service revenue for fiscal 2004 was $258,739 as compared to $1,304,068 in fiscal 2003 and $1,071,596 in fiscal 2002. Product and service revenue decreased from fiscal 2003 to fiscal 2004 by $1,045,329 primarily due to continued weak demand for telecommunications and wireless products resulting in revenues being below expectations. It is important to note that the majority of fiscal 2004 revenues were the result of the sale of evaluation units to potential repeat customers such as Rapid IR, PHI CO and Gesto. There was no Management service revenue in fiscal 2004 or fiscal 2003. $275,000 of Management service revenue was recorded in fiscal 2002.

Gross Margin

Gross margin from product and service revenue for fiscal 2004 was 86.2% compared to 84.7% in fiscal 2003 and 51.3% in fiscal 2002. In fiscal 2004 and 2003, the high gross margin was a result of the sale of legacy products that had been previously written off from inventory. The Corporation expects that its current and future WAVEBRIDGE high speed optical wireless products will represent a greater portion of the Corporation's revenues in the future and that gross margins will return to the range of 30-50% as experienced in fiscal 2002.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $453,718, $756,414 and $2,794,261 in fiscal 2004, 2003 and 2002, respectively. These expenses consisted primarily of personnel and related costs associated with the Corporation's sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The decrease of $302,696 in sales and marketing expenses from fiscal 2003 to fiscal 2004 and the decrease of $2,037,847 from fiscal 2002 to fiscal 2003 were due to major cutbacks in the international sales force and marketing initiatives in response to the decreased revenue levels experienced by the Corporation.

Finance and administration expenses

Finance and administrative expenses were $605,764, $583,303 and $970,440, in fiscal 2004, 2003 and 2002, respectively. Finance and administration expenses consist primarily of costs associated with managing the Corporation's finances, which include financial staff, legal and audit activities as well as the amortization of capital assets. During fiscal 2004, finance and administrative expenses also included the amortization of deferred charges of $164,368 and amortization of the fair value assigned to the equity component of convertible debentures of $91,000 (see Note 5 and Note 8 to the fiscal 2004 financial statements). These additional amortization costs totaling $255,358 mainly related to the fair value of stock options granted and the fair value assigned to the equity component of convertible debentures, based on the application of the Black-Scholes pricing model.

Finance and administrative expense increased by $22,461 during fiscal 2004 as compared to fiscal 2003. Prior to the amortization charge of $255,358 stated above, finance and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

administration expenses decreased from fiscal 2003 to fiscal 2004 by $232,897 which was due to the reduction in personnel and other finance and administrative expenses. The decrease of $387,137 in finance and administration expenses from $970,440 in fiscal 2002 to 583,303 in fiscal 2003 was primarily attributable to a reduction in personnel.

Research and development expenses

Research and development expenses were $424,431, $765,472 and $2,094,823, in fiscal 2004, 2003 and 2002, respectively. Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

The decrease in research and development expenses by $341,041 from fiscal 2003 to fiscal 2004 and the decrease of $1,329,351 from fiscal 2002 to fiscal 2003 were due to expense reductions predominately related to the reduction in personnel.

Write-down of Inventory

There was no inventory write-down during fiscal 2004. During fiscal 2003, after reviewing the remaining switch and certain WAVEBRIDGE product inventory, management determined this inventory should be written down to reflect its estimated recoverable values resulting from the extensive redesign of the product line. This resulted in a $2,081,792 charge against income in fiscal 2003. Accordingly, the revised WAVEBRIDGE product line represents 100% of the inventory as at March 31, 2003. During fiscal 2002, there was a similar write-down of obsolete inventory in the amount of $1,362,840.

Write-down of Intangible assets

During fiscal 2002 the Corporation wrote off intangible assets in the amount of $742,538.

Interest Income (Expense) and Other

Combined Interest and Other Income went from a loss of $180,380 in fiscal 2003 to an income gain of $317,385 in fiscal 2004. This $497,765 positive change in Interest Income and Other was primarily due to the $371,395 gain realized during fiscal 2004 on the settlement of claims and debts of the unsecured creditors of the Corporation pursuant to the BIA proposal completed. Also, no loss on disposal of capital assets was recorded during fiscal 2004 as compared to the loss recorded during fiscal 2003 of $113,805.

Combined Interest and Other Income increased from a loss in fiscal 2002 of $49,366 to a loss in fiscal 2003 of $180,380. This increase was primarily due to the loss on disposal of capital assets, the effect of lower cash balances and an increase in interest expense incurred on lease arrears and credit facilities

Partnership income, Other partnership related expenses and Bank loan interest

In fiscal 2004 the Corporation recorded Partnership income allocations of $845,730. Also recorded was Bank loan interest of $491,392 and other partnership related expenses of $121,382, which is made up of Financing expense ($59,217) and Guarantee fees ($62,165).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Loss

The net loss for fiscal 2004 was $710,451 or $0.01 per share as compared to a net loss of $3,463,266 or $0.04 per share in fiscal 2003 and $7,322,926 or $0.08 per share in fiscal 2002.

The fiscal 2004 net loss was significantly lower than experienced in fiscal 2003 largely due to the one time restructuring and inventory write-down expenses recorded in 2003 as well as management's aggressive cost cutting measures which have reduced Sales and Marketing and Research and Development expenses.

Similar cost cutting occurred in fiscal 2002 which resulted in the decrease in the net loss experienced from fiscal 2002 to fiscal 2003.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2004 and fiscal 2003.

	Fiscal 2004				Fiscal 2003
Quarters ended	First	Second	Third	Fourth	First	Second	Third	Fourth
(unaudited, in	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

$000s except per
share amounts)
Revenue	$122	$52	$82	$3	$528	$584	$114	$78
Operating loss	(219)	(190)	(342)	(510)	(283)	(100)	(388)	(2,512)
Net inc (loss)	(229)	272	(301)	(453)	(285)	(1,592)	(972)	(614)
Basic and	$(0.00)	$0.00	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.01)
diluted loss per
share

Fourth quarter of fiscal 2004

During the fourth quarter of fiscal 2004 revenue was $2,620 and the net loss was $452,310. Expenses increased in the fourth quarter of fiscal 2004 as compared to the third quarter mainly as a result of the amortization of deferred charges of $164,368 and amortization of the fair value assigned to the equity component of convertible debentures of $91,000 (see Note 5 and Note 8 to the fiscal 2004 statements). These additional amortization costs totaling $255,358 mainly related to the fair value of stock options granted and the fair value assigned to the equity component of convertible debentures, based on the application of the Black-Scholes pricing model.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

				Change from
($000s)	Fiscal Year			Fiscal

	2004	2003	2003 to	2004

Cash	$396	$42		$354
Working Capital	(16,737)	(1,169)		(15,568)
Net cash provided by (used in):
Operating activities	(1,043)	(626)		(417)
Investing activities	(16,107)	35		(16,142)
Financing activities	17,503	200		17,303

Cash

As at March 31, 2004, the Corporation held $395,536 in cash, an increase of $353,388 from March 31, 2003.

Working Capital

Working capital represents current assets less current liabilities. As at March 31, 2004, the Corporation had a working capital deficit of $16,736,693 as compared to a working capital deficit of $1,169,341 at March 31, 2003. The increase in the working capital deficit was primarily a result of the bank loan of $20,300,000 obtained by the Corporation in July, 2003 to fund its investment in the Partnership less $4,000,000 paid back on the loan during the year. Distributions from the partnership are being used to repay the Bank loan.

Cash used in Operating activities

Cash used in operating activities for fiscal 2004 was $1,042,958, an increase of $416,841 compared to the prior fiscal year. This increase was mainly attributable to the cash used to reduce accounts payable and accrued liabilities during fiscal 2004 relating to restructuring and relating to the payment to settle claims and debts of the unsecured creditors of the Corporation pursuant to the BIA proposal.

Cash used in Investing activities

Cash used in investing activities for fiscal 2004 was $16,107,011, an increase of $16,142,582 compared to the prior fiscal year. This increase was due to the Corporation's investment in the Partnership of $20,000,000 partially offset by Partnership distributions of $4,000,000 repaid by Plaintree during fiscal 2004.

Cash provided by Financing activities

Cash provided by financing activities for fiscal 2004 was $17,503,357, an increase of $17,303,494 compared to the prior fiscal year. This increase was due to the bank loan of $20,300,000 for the Partnership investment, partially offset by a payment of $4,000,000 from the Partnership distribution which was used to reduce the bank loan by $4,000,000. This was partially offset by the Convertible Debentures and the loan financing provided by Targa during the year in the amounts of $900,000 and $500,000, respectively.

Despite the financing obtained during fiscal 2004, the Corporation will require an additional capital infusion in order to continue to operate in its present form and develop its business. In this regard, management continues to investigate other sources of financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Related Party Transactions

December 16, 2003 - Convertible Debentures

On December 16, 2003, the Corporation completed a placement of secured convertible debentures (“Debentures”) having a principal value of $900,000. Targa, the largest shareholder of the Corporation, purchased all of the Debentures. Of the $900,000 proceeds from the sale of the Debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates. The balance of the Debenture proceeds, $189,614, was satisfied by a cash payment by Targa to the Corporation. The due date for the payment of the Debentures is December 16, 2005. The Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. Debentures are secured by a general security agreement over the assets of the Corporation. At anytime while the Debentures are outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.115. In the event that the full amount of the Debentures are converted, Targa will be issued 7,826,087 Plaintree common shares. The Corporation has the right to repay the Debenture at any time on 30 days prior notice, subject to Targa's right to convert the Debentures into Plaintree common shares.

November 19, 2003 - Loan

On November 19, 2003, the board of the Corporation agreed to accept a loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The funds being advanced by Targa were the proceeds (net of related fees) received by Targa from the sale of a portion of its shares in Plaintree. The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. As a condition of the Loan, Plaintree agreed to pay for any agency fees incurred by Targa as a result of the sale of the Plaintree shares. The Loan is also secured by an already existing general security agreement over Plaintree's assets. As part of the $500,000 demand loan arrangement with Targa, key shareholders of Targa, Bill and David Watson, who are also directors and officers of the Corporation, each received a total of 2,500,000 options exercisable at a share price of $0.105. The options expire on November 19, 2008. The fair value of this option grant was recorded as a financing cost and is being amortized over one year. In June 2004, David Watson agreed to return to the Corporation for cancellation 300,000 of the 2,500,000 options granted to him as noted above.

On December 4, 2003, the Loan was reduced by a cash payment of $189,614 from Targa in settlement of the purchase of Debentures referred to in Note 8 of the Fiscal 2004 Statements. As of March 31, 2004, the total Loan amount outstanding was $318,781 ($310,386 principle plus $8,395 in accumulated interest).

Leased facilities

Until March 31, 2003, the Corporation leased facilities from a company controlled by Targa, the Corporation's largest shareholder. Lease arrears including interest of $35,705 owing to this related party amounted to $254,513. In fiscal 2003, this related party entered into a forbearance agreement with the Corporation whereby the Corporation agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the BIA proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable.

Salary deferrals by senior officers

As of April 1, 2002, the Corporation's senior officers have agreed to defer payment of consulting fees and salaries payable. These fees and salaries to senior officers of the Corporation, who are also majority shareholders of Targa, amounted to $383,847, plus interest charges of $21,880 for a total payable of $405,727.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prior credit facility with related party

Prior to the issuance of the Convertible Debentures referenced above, the Corporation had in place an operating credit facility with a Company controlled by Targa. This facility was secured by a general security agreement covering all assets of the Corporation and expired on March 25, 2003, at which time the principle and interest accrued was due and payable. Subsequent to March 31, 2003, a new $225,000 additional credit line was extended by Targa to the Corporation at 2% above the prime rate charged by the Corporation's bank and secured by all of the assets of the Corporation. Both of these credit facilities were replaced by the Convertible Debentures.

Off-Balance Sheet Arrangement

Investment in Partnership and related Bank Loan

On July 15, 2003, the Corporation completed the acquisition of a 49% minority interest (the "Partnership Interest") for $20,000,000 in an unrelated manufacturing partnership doing business in Canada. Plaintree will not be involved in the day to day management of the partnership. In a related transaction, Plaintree obtained a non-recourse credit facility (the "Credit Facility") from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003. The only security for the Credit Facility will be the Partnership Interest itself and the Credit Facility will be repaid only from cash distributions received from the Partnership and not from Plaintree's general working capital. The credit facility is guaranteed by the Partnership. In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership interest up to a maximum of $200,000 to the Partnership. The Corporation anticipates generating approximately $1,100,000 of cash flow from this investment over a five year period, following which the Partnership Interest will be terminated. In the event that the partnership is unable to execute on its business plan, the availability of anticipated cash flow will be diminished. During fiscal 2004, Partnership distributions in the amount of $4,000,000 were received, resulting in the credit facility being paid down by the same amount.

As part of the these transactions, Plaintree completed an internal restructuring of its operations, transferring primarily all of its business, its tangible assets (other than its intellectual property and its Partnership Interest) to a newly incorporated wholly-owned subsidiary of Plaintree, 4178611 Canada Inc. ("Newco"). Newco has also assumed all of the liabilities of Plaintree, except for its liabilities to Targa Electronics Systems Inc. pursuant to various credit facilities and its liabilities under the Credit Facility. Newco will continue to carry on the former business of Plaintree. This transfer was approved by the shareholders of Plaintree at its Annual and Special Meeting held on May 6, 2003.

Other Contracts and Commitments

Product warranties

As part of the normal sale of product, Plaintree provides its customers with standard one year product warranties and separately priced extended warranties as stated in Note 18 to the Audited Consolidated Financial Statements. These warranties extend for periods generally ranging from one to two years from the date of sale.

Completion of Proposal to Creditors

On July 31, 2003, a certificate of full performance was received confirming that the Corporation had fulfilled its commitment to all creditors as agreed to under the formal proposal to creditors

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and the Corporation is now released from the protection of the BIA (Bankruptcy and Insolvency Act).

TSX Review

On July 9, 2003, the TSX (Toronto Stock Exchange) announced it was reviewing Plaintree's TSX listing eligibility for the following reasons: (1) Bankruptcy proceedings; (2) Financial condition and operating results; and (3) Payment of TSX listing fees. On July 24, 2003, David Watson and fellow director, Jerry Vickers attended a meeting of the TSX Listing Committee and explained that

Plaintree had obtained the required funding necessary to satisfy its obligations under its Second Creditor Proposal and as such would be able to successfully emerge from its BIA restructuring and that fees owed to the TSX were under the jurisdiction of the BIA and were therefore to be paid. The representatives of the Corporation then presented sales forecasts, cash flow projections and preliminary financial statements for fiscal 2004. After this presentation, the TSX Listing Committee agreed to defer its decision on Plaintree's listing eligibility until November 28, 2003, at which point the performance of the Corporation would again reviewed.

On November 27, 2003, the Corporation met with the TSX Listing Committee and on December 2, 2003 the committee informed the Corporation that Plaintree had regained compliance with all relevant sections and requirements under the TSX Company Listing Manual. Despite the favourable TSX decision above, the Corporation will require an infusion of additional capital in order to continue to operate in its present form and develop its business. In this regard, management continues to investigate other sources of financing.

Changes in accounting policies

Stock-based compensation and other stock-based payments

Effective April 1, 2004, the Corporation adopted the fair value provisions in Handbook Section 3870, Stock-based compensation and other stock-based payments, on a retroactive basis. The recommendation requires the use of a fair value method for all awards to both employees and non-employees. Using the Black-Scholes option pricing model and amortizing the fair value on a straight-line basis, over the vesting period, the Corporation expects the following:
    -     increase in deficit, end of year fiscal 2003 by approximately $nil
    -    increase in compensation cost during fiscal 2004 by approximately $195,498

Summary of Outstanding Share Data

As at March 31, 2004 the following equity instruments were issued and outstanding:

Common Shares of 90,221,634

Warrants of 3,911,765 - each convertible into one Common Share at a conversion price of $0.51 with an expiry date of January 8, 2005.

Stock Options of 8,630,000 - exercisable to receive the same number of Common Shares at exercise prices ranging from $.105 to $2.35 with the latest expiry being November 19, 2008. At the September 16, 2004 Annual General and Special Meeting of Shareholders, the Corporation is presenting a resolution for approval, to amend the Stock Option Plan in order to increase the maximum number of options which may be granted under the Stock Option Plan from 8,600,000 to 12,000,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Convertible Debenture of $900,000 - a Secured Convertible Debenture with a principal value of $900,000 is convertible into 7,826,087 Common Shares. The due date for the payment of the Debentures is December 16, 2005. The Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. At anytime while the Debentures are outstanding, Targa has the right to convert the amounts outstanding under the Debenture into Plaintree common shares at a conversion price of $0.115.

PLAINTREE SYSTEMS INC.

Board of Directors

W. David Watson II
President & Chief Executive Officer

William D. Watson
Chairman of the Board

Robert E. Shea
Chairman, Shea Financial Group

Jerry Vickers
Financial Advisor

Girvan L. Patterson
CEO, Motepoint Inc.

Senator John Buchanan
Senator

Executives and Officers

W. David Watson II
President & Chief Executive Officer

Lynn E. Saunders
Vice President, Operations

Jason Lee
Vice President, Business Development

Principal Office

110 Decosta Street
Arnprior, Ontario, Canada K7S 2X1
Telephone: (613) 623-3434
Fax: (613) 623-4647

Website: http://www.plaintree.com

Auditors

Deloitte & Touche, Ottawa, Ontario, Canada

Transfer Agent

Computershare
100 University Ave., 8th Floor
Toronto, Ontario, Canada M5J 2Y1

Corporate Secretary

Gary Jessop
Partner
Blake, Cassels & Graydon, LLP
Ottawa, Ontario, Canada

Legal Counsel

Blake, Cassels & Graydon, LLP
Ottawa, Ontario, Canada

Stock Exchange Listings

Toronto Stock Exchange: LAN
NASDAQ OTC BB: LANPF

Buhler Manufacturing

BALANCE SHEET
(Unaudited)

AS AT
September 30

	2003	2002
Assets		
Current Assets		
Cash	280,265	1,038,938
Accounts Receivable	10,216,226	16,312,701
Inventory	24,635,758	22,530,164
Prepaid Expenses	315,356	175,620
Loans	8,234,717	3,970
Due From Related Parties	60,563,416	73,803,469
Total Current Assets	101,396,727	113,617,862
Long Term Assets		
Investments	495	143
Total Long Term Assets	495	143
Total Assets	101,397,222	113,618,005
Liabilities		
Current Liabilities		
Bank Indebtedness	739,024	2,067,655
Trade	3,684,693	1,709,570
Loans	808,342	877,082
Wages & Benefits	1,650,956	2,694,186
Government Remittances	271,361	55,139
Accrued Liabilities	1,322,757	1,501,253
Plainsco Systems Inc.	2,856,931	-
Due To Related Parties	8,435,534	44,379,405
Operating Loan	-	4,748,929
Total Current Liabilities	16,895,667	58,032,989
Total Liabilities	16,895,663	58,032,986
Partnership Equity		
Capital	84,501,559	55,585,019
Total Partnership Equity	84,501,559	55,585,019
Total Liabilities & Partnership Equity	101,397,222	113,618,005

BUHLER MANUFACTURING
Per:

David Roberts, C.G.A
Manager, Financial Reporting & Taxation

September 28, 2004

Buhler Manufacturing

STATEMENT OF INCOME
(Unaudited)

FOR THE 12 MONTHS ENDING
September 30

	2003	%	2002	%
Revenue				
Total Revenue	82,430,926	100.0	80,920,814	100.0
Cost of Goods Sold				
Material Costs	37,690,244	45.7	34,497,017	42.6
Direct Labour	9,465,614	11.5	9,375,154	11.6
Variable Overhead	7,689,978	9.3	7,521,206	9.3
Fixed Overhead	3,128,685	3.8	3,173,441	3.9
Cost of Goods Sold	57,974,521	70.3	54,566,818	67.4
Gross Margin	24,456,405	29.7	26,353,996	32.6
Operating Expenses				
Selling Expenses	6,008,000	7.3	5,992,525	7.4
Admin Expenses	4,775,064	5.8	5,899,686	7.3
Total Expenses	11,653,405	14.1	12,790,203	15.8
Other Items	(1,044,419)	(1.3)	(518,835)	(0.6)
Net Income (Loss)	13,847,419	16.8	14,081,821	17.4

BUHLER MANUFACTURING
Per:

David Roberts, C.G.A
Manager, Financial Reporting & Taxation

September 28, 2004

     Certification of Chief Executive Officer and Chief Financial Officer

I, David Watson, President of Plaintree, hereby certify that:

  I have reviewed this annual report on Form 20-F of Plaintree Systems Inc. for the period ending on March 31, 2004.

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

  I, as the registrant's sole certifying officer, am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  There are no other certifying officers for the registrant.

Date: September 29, 2004.

s/“David Watson”____________
David Watson
President
Chief Executive Officer
Chief Financial Officer

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

     In connection with the Annual Report of Plaintree Systems Inc. (the “Company”) on Form 20-F for the period ending March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certifies that to the best of his knowledge:

      1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 29, 2004

Per: s/“David Watson

Name: David Watson

 Title: President,

Chief Executive Officer

Chief Financial Officer