Form 20-F
PLAINTREE SYSTEMS INC
filed 2005-09-29
CIK 943946

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

[Mark One]

[ ]  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2005

or

[ ]  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _______________

Commission File Number: 0-25872

                             Plaintree Systems Inc.

(Exact name of Registrant as Specified in Its Charter)

         Not Applicable

(Translation of Registrant’s Name Into English)

             Canada

           (Jurisdiction of Incorporation or Organization)

110 DeCosta St. Arnprior, Ontario,  K7S 3X1, Telephone (613)  623- 3434

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

2

ITEM 4:  INFORMATION ON THE COMPANY

3

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

10

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

21

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

29

ITEM 8:  FINANCIAL INFORMATION

31

ITEM 9:  THE OFFER AND LISTING

32

ITEM 10:  ADDITIONAL INFORMATION

33

ITEM 11:  QUANTATIVE AND QUALITIVE DISCLOSURES ABOUT MARKET RISKS

34

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

34

PART II

34

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

34

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        34

ITEM 15: CONTROLS AND PROCEDURES

35

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

35

ITEM 16B: CODE OF ETHICS

35

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

35

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

35

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

36

PART III

36

ITEM 17:  FINANCIAL STATEMENTS

36

ITEM 18:  FINANCIAL STATEMENTS

36

ITEM 19:  EXHIBITS

37

SIGNATURES

37

Caution Regarding Forward Looking Information

This Form 20-F (“20-F”) of Plaintree Systems Inc. (the “Company” or “Plaintree”) contains certain statements that to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the free space optics (“FSO”) industry; technological change; currency value fluctuation; general economic conditions worldwide, as well as in China; Plaintree's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described elsewhere in this 20-F and in the other documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).  All dollar amounts referred to herein, unless otherwise stated, are in Canadian dollars.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:  KEY INFORMATION

A.

Selected Financial Data

The selected consolidated financial data set forth below was derived from the Consolidated Financial Statements of Plaintree presented in Canadian dollars, included elsewhere herein.  All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to the audited Consolidated Financial Statements and Notes thereto included in Item 17 of this Report.  The Company’s Consolidated Financial Statements are presented in accordance with accounting principles in Canada, which also conform in all material respects with principles generally accepted in the United States, except as disclosed in Note 19 to the audited Consolidated Financial Statements.

Summary of Financial Information
	Year Ended March 31,
	2001	2002	2003	2004	2005
Net sales	$1,999,620	$1,346,596	$1,304,068	$258,739	$345,395
Loss from operations	$(5,077,381)	$(7,273,560)	$(3,282,886)	$(1,260,792)	$(2,125,274)
Earnings (losses) before extraordinary items	$(4,507,266)	$(7,322,926)	$(3,463,266)	$(710,451)	$(1,977,305)
Net assets (net book value)	$8,508,976	$2,557,580	$(905,686)	$(540,137)	$(2,217,221)
Total assets	$9,337,260	$3,711,016	$540,414	$17,203,804	$11,283,912
Capital stock (excluding long term debt and redeemable preferred stock)	$96,189,610	$97,561,140	$97,561,140	$97,561,140	$97,561,140
Number of common shares outstanding	86,059,869	90,221,634	90,221,634	90,221,634	90,221,634
Long term debt and capital leases	-	-	-	-	-
Dividends per share	-	-	-	-	-
Net loss	$(4,507,266)	$(7,322,926)	$(3,463,266)	$(710,451)	$(1,977,305)
Net loss per share	$(0.06)	$(0.08)	$(0.04)	$(0.01)	$(0.02)
Net loss per share on a fully diluted basis	$(0.06)	$(0.08)	$(0.04)	$(0.01)	$(0.02)

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

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

The risk factors that are specific to the Company include the absence of profitable operations, the financial position of the Company, the ability of the Company to raise sufficient capital to satisfy operational cash flow requirements, dependence of the Company on proprietary technology, the attraction and retention of highly skilled employees, the establishment and the maintenance of the Company’s sales force and the Company’s distribution channels, the market acceptance of the Company’s new products, competition, the dependence of the Company on key personnel, potential dilution, fluctuations in exchange rates and the possible infringement of the Company’s intellectual property rights by third parties.

ITEM 4:  INFORMATION ON THE COMPANY

A.

History and Development of the Company

Incorporation

Plaintree is the continuing company resulting from the amalgamation of CANAI Computer and Network Architecture Inc., 2879484 Canada Limited and Plaintree Systems Inc. (Old Plaintree) under the Canada Business Corporations Act pursuant to articles of amalgamation dated May 20, 1993.  The Company’s articles of amalgamation were amended: (i) on November 27, 1997, to create 7,000 Series I convertible preferred shares; (ii) on April 7, 1998, to permit the directors of the Company to determine, subject to the minimum and maximum numbers set out in its articles, the number of directors of the Company and to appoint one or more additional directors until the following annual meeting of shareholders provided the number so appointed does not exceed one third the number of directors elected at the previous annual meeting; and (iii) on June 2, 1998, to create 9,000 Series II convertible preferred shares.  The Company’s head office is located at 110 Decosta St., Arnprior, Ontario, Canada K7S-3X1.

As of the date of this 20-F, the Company has a wholly-owned inactive subsidiary, Plaintree Systems Corporation, a corporation incorporated under the laws of the State of Delaware in June 1993 and a wholly-owned subsidiary, 4178611 Canada Inc. (“4178611”), incorporated under the Canada Business Corporations Act on July 8, 2003.

At the end of fiscal 2005, the Company made a decision to reorganize its business by starting the process of transferring all of its intellectual property (“IP”) to 4178611.  The reorganization will be completed in two steps. The first step, completed at the end of fiscal 2005, involved the grant by the Company to 4178611 of an exclusive license to use the IP on the payment of a one-time license fee of $12,000,000, which fee was paid by the delivery of a promissory note in favour of the Company.  The license term is four years. The promissory note is payable on demand and bears no interest.  The second step will involve the actual transfer of the IP to 4178611.  The second step will be completed following the receipt of shareholder approval of the transfer at the Company’s upcoming annual and special shareholders meeting.

Other than these subsidiaries listed above, the Company does not hold an equity interest in any other corporation.

Headquartered in the Ottawa region of Ontario, Plaintree designs, develops and manufactures a series of infrared optical wireless transmission links. The Company’s mission is to become a global leader in the field of FSO, providing a solution for the broadband access bottleneck or “Last Mile” connection problems.  The Company also continues to support and sell its legacy switching products.

Recent Developments

The Company has undergone several changes over the past three years including a significant down-sizing of operations and the completion of a financial restructuring during the fiscal year ended March 31, 2003.

Corporate Strategy

Plaintree has carefully managed its fiscal resources over the past 3 years and waited for a recovery to occur within the wireless sector. During fiscal 2005, the Company concluded that a recovery was under way and over the past 6 months has increased its sales force and expenditures on sales and marketing and research and development activities.

In addition to these increased efforts within its traditional telco and enterprise spaces, the Company has decided that its unique focus on light emitting diode (LED) versus laser technology gives the Company an advantage in providing connectivity for the Multi Service Operators (MSO). These MSOs are actually the traditional cable providers that are now moving to converge voice, video and data into one connection. At their request, Plaintree designed a specific FSO product to be mounted on the actual strand between telephone poles to allow the MSO to connect this strand to individual customers locations.

A key evaluation link installed for a MSO has been operating providing a 350 meter link for the past three months in an area prone to very high humidity, rain and fog. The link has been performing with over 99.9999% reliability and has surpassed customer expectations.  As mentioned, the main decision point expressed by this MSO was that Plaintree's FSO product: (i) uses LED technology, ensuring unconditional eye-safety; (ii) provide for a wide beam; and (iii) is competitively priced.

To date, these new sales efforts and technologies have resulted in the Company’s products being tested by several large North American MSOs, the main telco's in Mexico, India, Singapore and South America. At the date of this 20-F, all testing was generating favourable results.  Several potential customers have indicated they will begin orders soon, however no orders have been received yet from these potential customers.

3 Year History

Fiscal 2005

2005 TSX Delisting

The common shares of Plaintree will be delisted by the Toronto Stock Exchange (the “TSX”) as of the market close on October 17, 2005 for failure to meet the continued listing requirements of the TSX.  In the event no alternative market is found to list the Company’s shares, the shareholders may lose the ability to easily trade their shares.

Discontinuance of Previous Reorganization Transaction

In 2003, the Company had reported that it was reorganizing its corporate structure by transferring all of its operating assets and liabilities to a wholly-owned subsidiary (the “Proposed Transfer Transaction”).  However, the Company decided to not complete the reorganization after a further examination of the ongoing costs to implement the Proposed Transfer Transaction.

B.

Business Overview

Pursuant to the Canadian Institute of Chartered Accounts’ Handbook Section 1701, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions regarding how to allocate resources and assess performance.  The Company’s chief operating decision maker is the Chief Executive Officer.

To date, the Chief Executive Officer has viewed the Company’s operations as principally one business segment: the design, development, manufacture, marketing and support of computer networking products.

The Company determines the geographic location of revenues based on the location of its customers.  All of the Company's assets are primarily located in Canada.

Revenue by geographic location

	2005	2004	2003

Canada	$ 41,879	$ 106,092	$ 81,610
United States	144,862	64,514	948,271
Europe	120,536	57,232	77,553
Other	38,118	30,901	196,633

	$ 345,395	$ 258,739	$ 1,304,067

Overview

Plaintree designs, develops, manufactures, markets and supports infrared optical wireless transmission links.  Plaintree will continue to provide support of the Company’s switching equipment to its customers.  The Company’s goal is to become a global leader in the field of FSO, which is becoming the accepted terminology for optical wireless.  This is based on the combined attributes of the Company’s optical wireless engineering expertise with its specialization in LED technology, and the solution that the optical wireless links provide to the broadband access bottleneck or the ‘last mile’ connection problem.

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

The Company’s WAVEBRIDGE links send information (voice, video and data) on a beam of infrared light. These links act as a replacement for cable or fiber, thus avoiding the delay and expense of the planning and installation of wireline connections.  Simplicity of installation of the WAVEBRIDGE links ensures they can be up and running in a matter of hours thus avoiding costly network downtime.  These links are also an alternative to microwave or radio frequency (RF) systems as they require no licensing.  The high deployment densities of RF and Microwave systems are causing frequency interference and overlap problems that are not experienced by FSO systems.  Optical wireless systems can also carry a bigger payload than RF systems, making it a very attractive solution.

Plaintree specializes in LED technology.  Although FSO refers to both laser and LED technologies, they differ in many respects including eye-safety, reliability and atmospheric attenuation.

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

As part of a business arrangement with Targa Group Inc. (“Targa”) in 2000, now Plaintree’s largest shareholder and a related party, Plaintree hired key members of Targa’s management team.  Shortly after the Targa business arrangement, Plaintree completed a strategic acquisition that positioned the Company to become a leader in the optical wireless networking market. Plaintree purchased the assets of ATS, an early entrant into the field of optical wireless communication.  Established in 1985, ATS introduced its first wireless LANs in 1991, under the name FiRLAN.

Plaintree was to remain a switching manufacturer with a secondary line of optical wireless.  However, the markets for Plaintree’s products have changed dramatically since fiscal year 2001.  Switching supply has grown and demand has fallen, leading to the predictable fall in margins.  Optical wireless on the other hand has a market that  appears ready to grow.  Plaintree decided that the interests of its shareholders would be best served by focusing management, marketing, sales, and manufacturing efforts, and financial resources in serving the optical wireless market rather than on the lower margin, highly competitive network switching market. Although Plaintree’s market focus has shifted from switching to optical wireless, it continues to provide ongoing support to all of its switching customers.

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

WAVEBRIDGE 400 Series

The 400 series is an indoor/outdoor  Optical Wireless link that provides connection speeds from E1/T1 through to OC3 (155Mbps). The 400 is fully modular and has a list price of under USD$10,000, one of the most competitively priced products on the market.

WAVEBRIDGE 500 Series

The 500 Series is primarily an outdoor system but can also easily be mounted indoors to operate through windows.  It provides a variety of connection speeds from E1 or T1 through to 155 Mbps (megabits per second) Ethernet or a combination of both.  With a range of up to 2000 meters, businesses can now eliminate the hassles of last mile connectivity and get high speed network connections in just a few hours. This solution is favoured by Internet Service Providers (ISPs), cellular operators and information technology (IT) managers due to its reliability and rapid installation. Businesses can connect offices or create their own backbone across rivers, highways, streets or courtyards.

WAVEBRIDGE WB SM

The WBSM is the newest addition to the FSO product line.  This new product line is an industry unique solution that has been designed specifically for the multi system operator (typically cable companies) to address the small to medium business customer.  Plaintree is presently the only company in the world that has a solution for this market.  The key attributes for this product are: speeds from 1 to 155Mbps, 100% eye-safe, and carries a wide beam for sway and vibration protection. The wide beam allows unique flexible mount options including towers, poles and cable strands.

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

Marketing; Sales and Customer Support

The Company markets its products world-wide through direct sales, value added resellers (VARs), distributors and systems integrators.  During the later part of calendar 2004, Plaintree began to notice an increase in activity in the wireless sector. As a result, the Company hired three senior sales people based in foreign markets namely, Asia, South America and the United States. This new sales team is tasked with using their connections to introduce the Plaintree product line into the large telco's and enterprise markets in these regions.

Value Added Resellers (VAR’s)

The Plaintree reseller program has established close working relationships with a limited number of solution providers to serve as an extended sales and support force in Canada, United States and around the world. These programs combine a selective recruitment process with a comprehensive partnering methodology, allowing Plaintree authorized resellers to promote, sell and support the WAVEBRIDGE products. The authorized Plaintree reseller program ensures that resellers are carefully selected to offer focused value-added services or solutions.  They share Plaintree's commitment to customer satisfaction, and undergo extensive training to ensure they have the same world class selling and support skills as those required internally. The Company has signed contracts with approximately 40+ VAR’s throughout the world. Several of the contracted VAR’s have offices in multiple countries and regions.

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

Research and Product Development

The market for the Company’s products is characterized by uncertain conditions in the telecommunications market, rapidly changing technology, evolving industry standards and frequent new product introductions as well as product modifications.  As a result, the Company believes that its future success depends upon its ability to continue to enhance its product line and to develop new products complementary to its WAVEBRIDGE product line. As with all research and developments projects, it is difficult for the Company to predict with certainty the capital requirements or the time that will be required to bring any new products to market. The Company is presently exploring several alternative areas of research and development and the ongoing emphasis will be determined over the next few months by analysis of the potential market and the Company's available resources.

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

Competition

The competitors for Plaintree are companies that produce short-haul wireless connectivity products which include RF, microwave and FSO companies. FSO has significant advantages over radio-based systems for certain markets, defined by range, bandwidth, flexibility, ease of installation and environmental requirements.  As FSO addresses  some of the problems that are created by the abundant use of RF and microwave systems, this 20-F will focus and address competing FSO companies.

The competitive landscape for FSO has approximately 6 companies that have established themselves in the FSO market. Almost all of Plaintree’s known FSO competition relies on laser-based transmitters, with eye-damage risks and signal degradation problems inherent in the technology. Only Plaintree’s WAVEBRIDGE LED solution is certified to be the highest eye-safe Class 1 by the International Electrotechnical Commission. Some customers have eliminated all laser-based systems for safety concerns alone, and eye safety will become a major concern for residential and all indoor use.

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

Other competitors include PAV Data Systems Ltd. in the United Kingdom and Canon Europa of Amsterdam, Netherlands.

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

Human Resources

As at the date of this document, following the layoff of 70% of its workforce in  fiscal 2002, the Company’s total work force is currently 13 persons (12 full-time and 1 part-time). All employees execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees are not unionized.

Facilities

The Company’s manufacturing, research and development and administrative operations currently occupy approximately 6,000 square feet in the Arnprior plant owned by the Company located in Arnprior, Ontario situated in the western of the Ottawa, Ontario region.

Legal Proceedings

There currently are no known legal claims or proceedings against the Company or to which the Company is a party to.

Seasonality

The Company’s main business is not seasonal.

Government Regulations

No significant government regulations impact or affect the Company’s main business.

C.

Organizational Structure

See “ITEM 4, Section A. History and Development of the Company”.

D.

Property, Plants and Equipment

The Company’s property, plant and equipment includes the land and building as stated under “Facilities” above, as well as computer and office equipment, software and furniture and fixtures (see Note 6 to the Fiscal 2005 Financial Statements).

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis is the responsibility of management and has been reviewed by the Audit Committee and approved by the Board of Directors.   The Board of Directors carries out its responsibilities for the financial statements and management’s discussion and analysis principally through the Audit Committee, which is comprised exclusively of independent directors.

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2005, 2004 and 2003 should be read in conjunction with the audited Consolidated Financial Statements and Notes of Plaintree for the year ended March 31, 2005 (“Fiscal 2005 Statements”). Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

About Plaintree

Located in Arnprior, Ontario, Plaintree develops and manufactures the WAVEBRIDGE series of FSO wireless links using Class 1, eye-safe LED technology providing high-speed network connections for cable companies, ISPs, traditional telco’s, GSM or cellular operators, airports and campus networks.  Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment.

Overview

In February 2005, the Company began to see signs that the wireless market had begun to recover. As a result, Plaintree decided that this market was now ready for growth.  Plaintree then hired three senior salespeople with extensive experience in the FSO market to sell the Plaintree product line in the United States, South America and Asia.  This has lead to discussions with the top telco and information providers in Mexico, India, South America, Singapore, and the North American markets, among others.

Last year, Plaintree was approached by a large North American network systems company regarding developing a product for the Multi System Operator (MSO) market.  MSO’s were formerly known as cable television providers but are now offering voice and data services.  Plaintree was selected by this company for its unique LED based FSO technology.  Plaintree was asked to build a high speed infrared product that could be mounted on the existing cable strand.  This new product allows MSO’s to cross highways, rail lines, rivers etc. without having to qualify for and obtain additional pole mounting permits and additional fees.  While a distribution agreement was not entered into with this company due to factors outside of the control of Plaintree, Plaintree successfully designed and built the unique product and is now undergoing actual field trials with several large MSO’s located in Canada and the United States.

The Company’s first MSO deployment of its FSO product has been operating for more than 12 months, with more than 99.999% availability.  This MSO, located in Valdosta, Georgia, has been using Plaintree’s FSO equipment to provide high speed data to a major convention centre. Throughout this year, Valdosta has experienced three tornados,  heavy rain, thick fog and high winds. The link is approximately 350 meters in length (just over 1000 feet) and is still working error free.  The main Wavebridge advantages that contributed to this MSOs selecting Plaintree's FSO product were: (a) rapid deployment; (b) LED technology ensuring unconditional eye-safety; (c) a wide beam; and (d) a competitive price.

Product and service revenue for fiscal year 2005 was $345,395, an increase from $258,739 for fiscal 2004.    In addition to product and service revenue, the Company generated income for the year from its investment in a manufacturing partnership of $762,397 as compared to $845,730 for the prior year.

Operating expenses increased to $2,354,613 for fiscal 2005 from $1,483,913 for fiscal 2004.  This increase was mainly due to an increase both in finance and administrative expenses and sales and marketing expenses.  Finance and administrative expense included amortization of deferred charges and debt discount which increased on a year over year basis by $438,675.  The increase in sales and marketing expenses of $367,106 related to salaries expense associated with two of the Company’s executives as well as an increase in sales and marketing staff in response to the improved sales potential in the wireless marketplace.

Other income (loss) during the fiscal year ended March 31, 2005 reflected a loss of $19,982 as compared to income of $385,452 in fiscal 2004.  This change primarily related to the $371,395 gain realized during fiscal 2004 on the settlement of claims and debts of the unsecured creditors of the Company pursuant to its Bankruptcy and Insolvency Act (Canada) proposal.

The net loss for fiscal 2005 was $1,977,305 as compared to a net loss of $710,451 for fiscal 2004.

Throughout fiscal 2005, Plaintree continued its policy of fiscal conservatism maintaining its streamlined workforce while recruiting additional sales professionals to manage the growing volume of product inquiries Plaintree is now receiving and to reach additional new customers.

Plaintree cautions readers that an expression of interest from a customer does not necessarily lead to a firm order for products.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 19 to the Fiscal 2005 Statements.

As stated in Note 1 to the Fiscal 2005 Statements, the financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s losses during the past year of $1,977,305, a working capital deficit, and an accumulated deficit of $100,903,005 as at March 31, 2005.  The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

The Company believes that future funding and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form.  However, there can be no assurances that the Company will achieve such results and to date, the Company has not secured such funding either through an equity investment or strategic partnership.

The following table sets forth selected financial information from the Company’s Fiscal 2005 Statements:

Statement of Operations Data
($000s, except per share data)	Fiscal Years ended
	2005	2004	2003

Revenue	$345	$259	$1,304
Operating loss	(2,125)	(1,261)	(3,283)
Other income	762	1,231	-
Other expense	(614)	(680)	(180)
Net loss	(1,977)	(710)	(3,463)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.04)

Balance Sheet Data
($000s)	As at March 31
	2005	2004	2003

Total assets	$11,284	$17,204	$540
Total liabilities	13,501	17,744	1,446
Long-term liabilities	nil	nil	nil
Cash dividends declared per share	nil	nil	nil

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership (“Partnership”) for $20,000,000. The acquisition was financed through the credit facility (bank loan) referred to in Note 7 to the Fiscal 2005 Statements.  This Partnership interest was reduced to $10,700,000 by March 31, 2005  (2004 - $16,000,000), as a result of distributions from the Partnership of $5,300,000 during fiscal 2005  (2004 - $4,000,000).  The Company is required to pay to the bank to repay the loan, 94.5% of the cash distributions it receives from the Partnership until the bank loan is paid in full.  In fiscal 2005, the Company reported $762,397 (2004 - $845,730) of Partnership income from distributions received from the Partnership.  Also recorded was bank loan interest of $440,227 (2004 - $491,392) and other partnership related expenses of $79,497 (2004 - $121,382), which is made up of financing expenses of $22,976 (2004 - $59,217) and guarantee fees of $56,521 (2004 - $62,165).  As of March 31, 2005, a quarterly Partnership income allocation of $49,649 (2004 - $69,283) was due and payable and recorded as a receivable on the balance sheet.

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

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.  Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of assets, investment in partnership, inventory, stock-based compensation, accrued liabilities, deferred revenue and convertible debentures.  Actual results could differ from the estimates made by management.

Stock option plan

The Company has stock option plans as described in Note 11 to the Fiscal 2005 Financial Statements.  Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation.  The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 11 to the Fiscal 2005 Financial Statements is based on the fair value at the date of grant of the stock options.  The Company has not restated prior periods.  An adjustment of $195,498 was made to the opening balance of retained earnings of the current period to reflect the cumulative effect of the change on the prior periods.

The Company uses the fair value based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that result from settlement for cash or other assets.  Awards that the Company has the ability to settle in shares are recorded as equity whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

Results of Operations

($000s, except per share and % amounts)	Fiscal Year			Change from Fiscal
	2005	2004	2003	2004 to 2005	2003 to 2004
Revenue	$345	$259	$1,304	$86	$(1,045)
Cost of revenue	116	36	199	80	(163)
Gross margin	229	223	1,105	6	(882)
	66.3%	86.2%	84.7%
Operating expenses:
Sales & marketing	821	454	756	367	(302)
Finance & administration	1,163	606	583	557	23
Research & development	314	424	766	(110)	(342)
Restructuring	-	-	201	-	(201)
Write-down of inventory	56	-	2,082	56	(2,082)
	2,354	1,484	4,388	870	(2,904)
Loss from operations	(2,125)	(1,261)	(3,283)	(864)	2,022
Interest expense	(75)	(68)	(55)	(7)	(13)
Partnership income	762	846	-	(84)	846
Other partnership expenses	(79)	(121)	-	42	(121)
Other income (expense)	(20)	385	(125)	(405)	510
Bank loan interest	(440)	(491)	-	51	(491)
Net loss	$(1,977)	$(710)	$(3,463)	$(1,267)	$2,753

Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.04)

Revenues

Product and service revenue

Total product and service revenue for fiscal 2005 was $345,395 as compared to $258,739 in fiscal 2004 and $1,304,068 in fiscal 2003.  Product and service revenue decreased from fiscal 2003 to fiscal 2004 by $1,045,329 primarily due to continued weak demand for telecommunications and wireless products resulting in revenues being below expectations.

Gross Margin

Gross margin from product and service revenue for fiscal 2005 was 66.3% compared to 86.2% in fiscal 2004 and 84.7% in fiscal 2003. In fiscal 2004 and 2003, the high gross margin was a result of the sale of legacy products that had been previously written off from inventory.  The Company expects that its current and future WAVEBRIDGE high speed optical wireless products will represent a greater portion of the Company’s revenues in the future and that gross margins will return to the range of 30-50% as experienced in fiscal 2002.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $820,824, $453,718 and $756,414 in fiscal 2005, 2004 and 2003, respectively.  These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The increase of $367,106 in sales and marketing expenses from fiscal 2004 to fiscal 2005 was mainly a result of the increase in accrued salaries associated with two of the Company’s executives as well as an increase in sales and marketing staff in response to the improved sales potential in the marketplace. During fiscal 2004, sales and marketing expenses decreased by $302,696 as compared to fiscal 2003 due to major cutbacks in the international sales force and marketing initiatives in response to the decreased revenue levels at that time.

Finance and administration expenses

Finance and administrative expenses were $1,163,691, $605,764 and $583,303 in fiscal 2005, 2004 and 2003, respectively.  Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which include financial staff, legal and audit activities as well as the amortization of capital assets.

Finance and administrative expense as a total increased by $557,927 during fiscal 2005 as compared to fiscal 2004 and by $22,461 during fiscal 2004 as compared to fiscal 2003.  Prior to amortization expenses relating to deferred charges and debt discount of $694,043 for fiscal 2005 and $255,368  for fiscal 2004 (as stated below), finance and administration expenses increased from fiscal 2004 to fiscal 2005 by $119,252 and decreased from fiscal 2003 to fiscal 2004 by $232,907 which was due to the reduction in personnel and other finance and administrative expenses.

The amortization expenses referred to above include the amortization of deferred charges of $365,570 during 2005 and $164,368 in 2004 and the amortization of the fair value assigned to the equity component of convertible debentures of $328,473 during 2005 and $91,000 during 2004 (see Note 5 and Note 8 to the Fiscal 2005 Statements).

Research and development expenses

Research and development expenses were $314,304, $424,431 and $765,472, in fiscal 2005, 2004 and 2003, respectively. Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

The decrease in research and development expenses by $110,127 from fiscal 2004 to fiscal 2005 and the decrease of $341,041 from fiscal 2003 to fiscal 2004 were due to expense reductions predominately related to the reduction in personnel.

Write-down of Inventory

During fiscal 2005, an amount of $55,794 of inventory was determined to be obsolete and as result was written down.

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

Interest expense

Interest expense was $74,722, $68,067 and $54,847 in fiscal 2005, 2004 and 2003, respectively.  Interest expense mainly relates to interest incurred on related party debt and lease arrears.

Other income (loss)

Other income (loss) during the fiscal year ended March 31, 2005 reflected a loss of $19,982 as compared to income of $385,452 in fiscal 2004.  This change primarily related to the $371,395 gain realized during fiscal 2004 on the settlement of claims and debts of the unsecured creditors of the Company pursuant to its Bankruptcy and Insolvency Act (Canada)  proposal.

Other income (loss) went from a loss of $125,533 in fiscal 2003 to an income gain of $385,452 in fiscal 2004. This $510,985 increase was primarily due to the $371,395 gain realized during fiscal 2004 on the settlement of claims and debts of the unsecured creditors of the Company pursuant to its Bankruptcy and Insolvency Act (Canada) proposal.  Also, no loss on disposal of capital assets was recorded during fiscal 2004 as compared to the loss recorded during fiscal 2003 of $113,805.

Partnership income, other partnership related expenses and Bank loan interest

In fiscal 2005, the Company recorded Partnership income allocations of $762,397 (2004 - $845,730).  Also recorded was bank loan interest of $440,227 (2004 - $491,392) and other partnership related expenses of $79,497 (2004 - $121,382), which is made up of financing expense of $22,976 (2004 - $59,217) and guarantee fees of $56,521 (2004 - $62,165).

Net Loss

The net loss for fiscal 2005 was $1,977,305 or $0.02 per share as compared to a net loss of $710,451 or $0.01 per share in fiscal 2004 and $3,463,266 or $0.04 per share in fiscal 2003.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2005 and fiscal 2004.

Quarters ended

(unaudited, in $000s except per share)

	Fiscal 2005				Fiscal 2004
	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31
	2004	2004	2004	2005	2003	2003	2003	2004

Revenue	$88	$146	$78	$33	$122	$52	$82	$3
Loss from operations	(469)	(467)	(413)	(776)	(219)	(190)	(342)	(510)
Net income (loss)	(423)	(416)	(391)	(747)	(229)	272	(301)	(452)
Net income (loss) per share-basic and diluted	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Fourth quarter of fiscal 2005

During the fourth quarter of fiscal 2005, revenue was $33,094 and the net loss was $747,642.    Expenses increased in the fourth quarter of fiscal 2005 as compared to the third quarter mainly as a result of the additions to the sales and marketing team partially offset by a decrease in amortization expense.  Certain deferred charges were fully amortized by the end of the third quarter resulting in a decrease in amortization expense in the fourth quarter.

The Company is exposed to market risks from changes in foreign exchange rates and interest rates.  Inflation has not in the past had a significant impact on the Company’s results of operations.  The Company may also be affected by other various factors beyond its control including but not limited to governmental economic, fiscal, monetary and political policies.

B.

Liquidity and Capital Resources

($000s)	Fiscal Year		Change from Fiscal
	2005	2004	2004 to 2005
Cash	$97	$396	($299)
Working Capital	(13,095)	(16,737)	3,642
Net cash provided by (used in):
Operating activities	(653)	(772)	119
Investing activities	5,285	(16,107)	21,392
Financing activities	(4,930)	17,232	(22,162)

Cash

As at March 31, 2005, the Company held $96,868 in cash, a decrease of $298,668 from March 31, 2004.

Working Capital

Working capital represents current assets less current liabilities.  As at March 31, 2005, the Company had a working capital deficit of $13,095,324 as compared to a working capital deficit of $16,736,693 at March 31, 2004.  The decrease in the working capital deficit was primarily a result of the reduction in the bank loan by $5,300,000 partially offset by an increase in related party debt, a decrease in unamortized deferred charges and other changes to assets and liabilities. A significant portion of the working capital deficit of $13,095,324 is due to the payments required to be made by the Company on the bank loan obtained to obtain the funds necessary to invest in the partnership.  Payments of the bank loan are funded exclusively from the cash distributions paid to the Company from the partnership and not out of other working capital of the Company.

Cash used in Operating activities

Cash used in operating activities for fiscal 2005 was $653,307, a decrease of $118,598 from $771,905 of the prior fiscal year.

Cash used in Investing activities

Cash provided by investing activities for fiscal 2005 was $5,284,639 which was mainly a result of the Partnership distributions of $5,300,000 received during the year. During fiscal 2004, cash used in investing activities was $16,107,011 a result of the Company’s investment in the Partnership of $20,000,000 partially offset by Partnership distributions of $4,000,000 repaid by the Company during fiscal 2004.

Cash provided by Financing activities

Cash used in financing activities for fiscal 2005 was $4,930,000, as compared to cash provided by financing activities of $17,232,304 of the prior fiscal year.  During fiscal 2004 the bank loan of $20,300,000 for the Partnership investment accounted for $20,300,000 of cash provided by financing activities that were partially offset by payments, which reduced the bank loan by $5,300,000 during fiscal 2005 and $4,000,000 during the prior year.  Other cash provided by financing activities during fiscal 2005 and 2004 related to financing provided by related parties.

Despite the financing obtained during fiscal 2004 and 2005, the Company will require an additional capital infusion in order to continue to operate in its present form and develop its business.  In this regard, management continues to investigate other sources of financing.

Related Party Transactions

April, 2005 and June, 2005 Convertible Debentures with Related Party

On April 14, 2005 Targa completed a purchase of a secured convertible debenture from the Company having a principle value of $220,000.  The convertible debenture is due to be repaid on April 14, 2007.  The convertible debenture is non-interest bearing until the maturity date and thereafter will bear 10% interest per annum until paid in full.  The convertible debentures is secured by a general security agreement over the assets of the Company.  At anytime while the convertible debenture is outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.11.  In the event that the full amount of the debenture is converted, Targa will be issued 2,000,000 Plaintree common shares.  The Company has the right to repay the debenture at any time on 30 days prior notice, subject to Targa’s right to convert the debenture into Plaintree common shares.

On June 30, 2005, the Company received subscriptions from two related parties for the purchase of secured convertible debentures having an aggregate principal value of $145,000.  Hypernetics Limited, an affiliate of Targa, purchased a convertible debenture having a principle value of $36,000 and a company controlled by a director of the Company purchased a convertible debenture having a principal value of $109,000.  The convertible debentures mature on June 30, 2007 and are non-interest bearing until the maturity date and thereafter will bear 10% interest per annum until paid in full. At anytime while the convertible debentures are outstanding, the holders have the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.04. The Company has the right to repay the convertible debentures at any time on 30 days prior notice, subject to the debenture holders right to convert the convertible debentures into Plaintree common shares.  In order to secure the repayment of the convertible debentures, Plaintree has granted the holders a general security agreement over all of its assets.  In a related transaction, an affiliate of Targa loaned to Plaintree $73,000 on June 30, 2005.  The loan is be payable on demand and bears interest at a rate of 10% per annum payable on the date of payment of the loan.  The repayment of the loan is secured by a general security agreement over all of the assets of Plaintree.

February 11, 2005 Convertible Debenture with Related Party

On February 11, 2005, the Company completed a placement of secured convertible debentures having a principal value of $220,000.  Targa purchased $181,240 of the convertible debentures.  The remaining $38,760 of the convertible debentures was purchased by a member of the Company’s board of directors.  The maturity date for the payment of the convertible debentures is February 11, 2007.  The convertible debentures are non-interest bearing until the maturity date and thereafter will bear 10% interest per annum until paid in full and are secured by a general security agreement over the assets of the Company. At anytime while the convertible debentures are outstanding, the debenture holders have the right to convert the amounts outstanding under the convertible debentures into Plaintree common shares at a conversion price of $0.065.  In the event that the full amount of the convertible debentures are converted, Targa and the board member will be issued a combined total of 3,384,615 Plaintree common shares.  The Company has the right to repay the convertible debentures at any time on 30 days prior notice, subject to Targa’s and the board member’s right to convert the convertible debentures into Plaintree common shares.  The Company has assigned carrying amounts to the liability and equity elements of the convertible debentures in accordance with the substance of the contractual agreement.  The Company has determined the carrying amount of the equity component based on the application of the Black-Scholes pricing model.  The carrying amount of the equity component of the convertible debentures is $220,000 and is recorded in additional paid in capital.  As at March 31, 2005, the convertible debentures are recorded net of a discount of $204,027 which reflects the unamortized portion of the value attributed to the equity component.  The Company is amortizing this discount over the two-year term to maturity and $15,973 of amortization is included in finance and administration expenses in fiscal 2004.

Fiscal 2004

Investment in Partnership and related Bank Loan

On July 15, 2003, the Company completed the acquisition of a 49% minority interest (the "Partnership Interest") for $20,000,000 in an unrelated manufacturing partnership doing business in Canada.  Plaintree will not be involved in the day to day management of the partnership.  In a related transaction, Plaintree obtained a non-recourse credit facility (the "Credit Facility") from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003.  The only security for the Credit Facility is the Partnership Interest itself and the Credit Facility will be repaid only from cash distributions received from the partnership and not from Plaintree’s general working capital.  The Credit Facility is guaranteed by the Partnership.  In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership Interest up to a maximum of $200,000 to the partnership.  The Company anticipates generating approximately $1,100,000 of cash flow from this investment over a five year period, following which the Partnership Interest will be terminated.  In the event that the partnership is unable to execute on its business plan, the availability of anticipated cash flow will be diminished.   The Partnership Interest was reduced to $10,700,000 by March 31, 2005 (2004 – $16,000,000) as a result of cash distributions to the Company from the partnership of $5,300,000 during fiscal year 2005 (2004 - $4,000,000).  These amounts were primarily used to repay the Credit Facility, with the balance to be paid to the Company.

December 16, 2003 Convertible Debenture with Related Party

On December 16, 2003, the Company completed a placement of secured convertible debentures having a principal value of $900,000.  Targa purchased all of the convertible debentures.  Of the $900,000 proceeds from the sale of the convertible debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates.  The balance of the convertible debentures proceeds, $189,614, was satisfied by a cash payment by Targa to the Company.  The maturity date for the payment of the convertible debentures is December 16, 2005.  The convertible debentures are non-interest bearing until the maturity date and thereafter will bear 10% interest per annum until paid in full.  The convertible debentures are secured by a general security agreement over the assets of the Company. At anytime while the convertible debentures are outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.115.  In the event that the full amount of the convertible debentures are converted, Targa will be issued 7,826,087 Plaintree common shares.  The Company has the right to repay the convertible debentures at any time on 30 days prior notice, subject to Targa’s right to convert the same into Plaintree common shares.  The Company has assigned carrying amounts to the liability and equity elements of the convertible debentures in accordance with the substance of the contractual agreement.  The Company has determined the carrying amount of the equity component based on the application of the Black-Scholes pricing model.  The carrying amount of the equity component of the convertible debentures is $625,000 and is recorded in additional paid in capital.  As at March 31, 2005, the convertible debentures are recorded net of a discount of $221,500 (2004 - $534,000) which reflects the unamortized portion of the value attributed to the equity component.  The Company is amortizing this discount over the two-year term to maturity and $312,500 (2004 - $90,000) of amortization is included in finance and administration expenses in fiscal 2005.

November 19, 2003 Credit facility

On November 19, 2003, the Company agreed to accept a loan (“Loan”) from Targa of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing general security agreement over Plaintree’s assets.  On December 4, 2003, the Loan was reduced by a cash payment of $189,614 from Targa in settlement of the purchase of debentures referred to in Note 8 of the Fiscal 2005 Statements. As of March 31, 2005, the total Loan amount outstanding was $346,780 ($310,386 principal plus $36,394 of accumulated interest; 2004 -  $310,386 principal plus $8,395 of accumulated interest).

Fiscal 2003

During fiscal 2003, the Company restructured its operations in order to reduce costs and streamline operations.  Restructuring charges, primarily workforce reduction related, recorded during fiscal 2003 were $200,603.  In total, 26 employees were terminated of which 7 performed research and development, 10 were involved in manufacturing and 9 were involved in sales and administration activities.  There were no restructuring or inventory write-downs in fiscal 2004.  Also, during fiscal 2003 and 2002, it became evident that the Company would not recover the cost of certain inventories reflected on the balance sheet, accordingly, the Company wrote down these inventories to reflect estimated recoverable value.

Leased facilities with related party

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears including interest of $48,879 (2004 - $35,705) owing to this related party amounted to $267,687 (2004 - $254,513). In fiscal 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  The forbearance agreement is now in default and the amounts owing are due and payable.

Rental fees payable to Targa

During the fiscal year ended March 31, 2005, total rent expenses of $12,000 (2004 - $17,000) were paid to companies controlled by Targa for storage services.

Completion of Bankruptcy and Insolvency Act (Canada) Proposal

In November of 2002, the Company filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).  This was approved by the Company’s creditors on January 8, 2003, and the Company made its final payment under this arrangement to its trustee in July 2003.  The settlement entitled the creditors to up to $0.30 on the dollar for their claims that existed on November 18, 2002. This settlement contained a basket clause that limited the amount of the total payment to creditors to $175,000, including the trustee fees.

Salary deferrals by senior officers

As of April 1, 2002, the Company’s senior officers have agreed to defer payment of consulting fees and salaries payable.  These fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $733,847 (2004 - $383,847), plus interest charges of $56,624 (2004 - $21,880) for a total payable of $790,471 (2004 - $405,727).

See also the section entitled “Subsequent Events” for further information related to related party transactions.

Other Contracts and Commitments

Product warranty

As part of the normal sale of product, Plaintree provides its customers with a standard one year product warranty and separately priced extended warranty as stated in Note 18 to the Audited Consolidated Financial Statements.  These warranties extend for periods generally ranging from one to two years from the date of sale.

Completion of Proposal to Creditors

On July 31, 2003, a certificate of full performance was received confirming that the Company had fulfilled its commitment to all creditors as agreed to under the formal proposal to creditors and the Company is now released from the protection of the Bankruptcy and Insolvency Act (Canada).

Changes in accounting policies

Stock-based compensation and other stock-based payments

Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook with respect to stock-based compensation.  The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 11 is based on the fair value at the date of grant of the stock options.  The Company has not restated expenses of prior periods.  An adjustment of $195,498 was made to the opening balance of retained earnings of the current period to reflect the cumulative effect of the change on the prior periods (see Note 11 to the Consolidated Financial Statements).

Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures for the annual filings covering the fiscal year ended March 31, 2005. Based upon that evaluation, the Company’s Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the applicable Canadian and U.S. Securities regulations is recorded, processed, summarized and reported, within the required time periods specified. There has not been any change in the Company’s internal control over financial reporting in connection with the evaluation required by NI 51-102 that occurred during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company has complied with multilateral instrument 52-109.

Summary of Outstanding Share Data

As at March 31, 2005 the following equity instruments were issued and outstanding:

Common Shares of 90,221,634

Warrants

On January 8, 2005 3,911,765 common share purchase warrants at an exercise price of $0.51 per common share expired.

Stock Options

Stock options granted and outstanding at March 31, 2005 of 10,970,000 are exercisable to receive the same number of common shares at exercise prices ranging from $0.08 to $2.31 with the latest expiry being September 9, 2010.   Under the stock option plan, which was last amended at the September 16, 2004 annual general and special meeting of shareholders, the maximum number of stock options which may be granted under the stock option plan is 12,000,000.

Convertible Debentures

See full description of all issued and outstanding convertible debentures in this Item 5.B.

C.

Research and Development and Licenses, etc.

See “Research and Development Expenses” in Item 5.A and “Research and Product Development” in Item 4.A.

D.

Trend Information

See “Overview” in Item 5.A

E.

Off-Balance Sheet Arrangement

See “Investment in Partnership and Related Bank Loan” in Item 5.B. and 4178611 reorganization described in Item 4.A.

F.

Tabular disclosure of contractual obligations

The following is a summary of the contractual obligations as of March 31, 2005:

Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$ --	$ --	$ --	$ --	$ --
Capital leases	--	--	--	--	--
Operating leases	--	--	--	--	--
Purchase obligations	--	--	--	--	--
Other long-term liabilities	--	--	--	--	--
Total	--	--	--	--	--

G.

Safe Harbor

All information that is not historical in nature is deemed to be a forward-looking statement.  Actual results could differ materially from those anticipated.  See also the section entitled “Caution Regarding Forward Looking Information” prior to Part I of this 20-F.

ITEM 6:  DIRECTORS,  SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Position(s) with the Company	Date of Election or Appointment
William David Watson	Director, Chairman of the Board of the Company, Vice President – Mergers and Acquisitions	1999
William David Watson II(1)(3)	Director, Chief Executive Officer and President	1999
Robert G. Shea(2)	Director	2000
Jerry Vickers(1) (2)	Director	2003
John Buchanan	Director	2003
Girvan L. Patterson(1) (2)	Director	2000
Lynn E. Saunders	Vice President of Operations	2000
Baksheesh Ghuman	Executive Vice President, Worldwide Sales & Marketing	2005
Jason Lee	Vice President of Business Development	2002

(1)

Member of the Compensation and Corporate Governance Committee.

(2)

Member of the Audit Committee.

(3)

David Watson II is the son of William David Watson

Set out below are profiles of the directors and officers of the Company including particulars of their principal occupations for the past five years:

William David Watson, Chairman of the Board of Directors and Vice President, Mergers and Acquisitions.  Mr. Watson was appointed Chairman of the board of directors of the Company on February 9, 2000 and Vice President, Mergers and Acquisitions, effective November 1, 1999.  Since November 4, 1999, Mr. Watson has been acting as a special advisor to the Company.  From October 1993 to November 1999, Mr. Watson was special advisor to Targa, a company founded in 1993 as a vehicle for acquiring troubled companies and turning them around with a primary interest in avionics and high technology.  Prior to 1993, Mr. Watson was a self-employed businessman involved with a number of corporations.  Mr. Watson attended Ryerson Polytechnical Institute.  William David Watson is the father of William David Watson II.

William David Watson II, President, Chief Executive Officer and Director.  Mr. Watson became President and Chief Executive Officer of the Company on November 4, 1999 and was appointed a director of the Company on February 9, 2000.  From October 1993 to November 1999, Mr. Watson was President and Chief Executive Officer of Targa.  Prior to 1993, Mr. Watson was a tax specialist in public and private practice.  Mr. Watson holds a Bachelor of Management Economics from the University of Guelph.  William David Watson II is the son of William David Watson.

Robert E. Shea, Director.  Mr. Shea was appointed a director of the Company on May 1, 2000. Mr. Shea is currently, and for the past thirty seven years has been, Chairman of Shea Financial Group, a company engaged in the design and funding of executive compensation plans. He is also a director of Highliner Foods, Inc., Solution Inc. Technologies, Ltd., New England Canada Business Council, and American Manor Enterprises Inc. and has served on numerous boards in the past.

GIRVAN L. PATTERSON, Director.  Mr. Patterson was appointed a director of the Company in January 2000.  In 1988, Mr. Patterson co-founded CANAI Inc. (which in 1991 became Plaintree) and from 1995 through 1999 was the Vice-President of International Sales, and served as the Corporate Secretary of the Company from 1988 to 2001.  In the past five years Mr. Patterson has held the positions of Chief Executive Officer of e-djuster Inc. and Chief Financial Officer and Chief Executive Officer of Northland Systems Training Inc., a global provider of e-learning solutions.  Mr. Patterson is currently Executive Vice President of Radialink Corp, a developer of wireless broadband solutions for rural applications.  Mr. Patterson was educated at Manchester and Aston University in the United Kingdom and holds a Chartered Engineer designation.

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

HON. JOHN M. BUCHANAN, Director.   Mr. Buchanan was appointed to the Senate of Canada by the Rt. Hon. Brian Mulroney on September 12, 1990. Prior to being appointed Senator, Mr Buchanan was elected as a Member of the Legislative Assembly in 1967, re-elected in 1970, 1974, 1978, 1981, 1984 and 1988.  Senator Buchanan was elected as Premier of Nova Scotia in 1978. He was re-elected in 1981, 1984 and 1988 becoming the third Premier in the history of Nova Scotia to be elected to four consecutive terms and the fourth longest premier in Nova Scotia. Mr. Buchanan was appointed Queens Council in 1972 and awarded Doctorates from Nova Scotia Technical College, Mount Allison University, St. Mary’s University, St. Francis Xavier University and Universite Ste. Anne. On April 17, 1982, Senator Buchanan was made a member of Her Majesty’s Privy Council and in 1979 received the Toastmasters International Communication and Leadership Award. Mr. Buchanan is an executive member of the Canada-United States Interparliamentary Association.

LYNN E. SAUNDERS, Vice President of Operations. Ms. Saunders became Vice President of Operations in November 1999. From May 1997 to November 1999, Ms. Saunders was Finance Manager of Hypernetics Ltd. Prior to 1999, Ms. Saunders held various financial positions with both Mitel Corporation and Boeing Canada Technology Ltd.

BAKSHEESH GHUMAN,  Executive Vice President, Worldwide Sales & Marketing. Mr. Ghuman is a global telecommunications professional with more than fourteen years experience in the industry, with proven track record of building and managing global marketing & sales organization. At Omnilux, Inc. Mr. Ghuman lead the international sales and market development activities thus launching the product with great success worldwide. As Chief Marketing Officer of LightPointe Inc., developed a broad network of carrier and enterprise customers, launched products, opened new markets, established worldwide channels and operations in Southeast Asia. Also, former VP of Marketing at Sorrento Networks Corporation where he successfully launched several products, established worldwide channels and acquired key customers. His experience has spanned various segments of the telecommunications industry ranging from international and domestic carriers, vendors, to start-ups. In depth experience of engaging customers across a wide variety of market segments such as enterprise, service providers, distributors, resellers and  system integrators for wireless, optical and networking products.  He holds BSc. in Chemistry with a minor in physics, an MS in Telecommunication Management and MBA in marketing. He has also attended the Stanford Graduate School of Business and the Wharton School of business for executive training. An accomplished speaker and writer he has been an invited speaker at various industry events and is Co-author of “Free Space Optics: Enabling Optical Connectivity in Today’s Networks”.

JASON LEE, Vice President of Business Development.  Mr. Lee joined the Company as a Regional Sales representative in June, 2000 and was appointed Vice President of Business Development on January 16, 2002.  From 1998 to 2000, he was a Sales Engineer for Zim Technologies International Inc.  Prior to 1998, Mr. Lee was an IT consultant for various companies after studying Marketing and Computer Science at Durham College of Applied Arts and Technologies in Oshawa, Ontario.  In January 2002, Mr. Lee received a scholarship for the “Excellence in Leadership” award by the Ottawa Centre for Research and Innovation (OCRI).

B.

Compensation

The following table, presented in accordance with the regulations to the Securities Act (Ontario), sets forth all compensation for each of the Company’s last three fiscal years paid in respect of (i) the Chief Executive Officer of the Company and (ii) the Chairman of the board and the Vice President, Mergers and Acquisitions of the Company (iii) the Executive Vice President, Worldwide Sales & Marketing  (the "Named Executive Officers").  No other executive officer of the Company earned $100,000 or greater in salary and bonus during the fiscal year ended March 31, 2005.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ending March 31	Salary	Bonus	Other Annual Compensation (1)	Securities Under Options/ SARs Granted (2)	All Other Compensation
William David Watson, Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	2005	$150,000(3)	nil	nil	nil	nil
	2004	$150,000(3)	nil	nil	2,930,000	nil
	2003	$24,000(4)	nil	nil	130,000	nil
William David Watson II, President and Chief Executive Officer	2005	$200,000(5)	nil	nil	300,000	nil
	2004	$200,000(5)	nil	nil	3,130,000	nil
	2003	$90,000(6)	nil	nil	130,000	nil
Baksheesh Ghuman, Executive Vice President, Worldwide Sales & Marketing	2005	$32,250(7)	nil	nil	2,000,000	nil

(1)

Unless otherwise stated, perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the noted executive officers.

(2)

All references are to options to acquire common shares outstanding at the end of each year.

(3)

Salary is annualized. During fiscal 2005, Mr. Watson’s salary earned was $150,000, all of which was deferred.  During fiscal 2004, Mr. Watson’s fee was returned to the $150,000 level.  During fiscal 2004, Mr. Watson’s total fee earned was $85,000, of which $2,000 was paid and the balance was deferred.

(4)

During fiscal 2003, Mr. Watson agreed to a reduction in his fee from $150,000 per annum to $2,000 per month.

 (5)

Salary is annualized. During fiscal 2005, Mr. Watson II’s salary earned was $200,000, all of which was deferred. During fiscal 2004, Mr. Watson II salary was increased to its $200,000 level from $90,000.  During fiscal 2004, Mr. Watson II’s salary earned was $147,000, all of which was deferred.

(6)

During fiscal 2003, Mr. Watson II agreed to a voluntary salary reduction from $200,000 to $90,000.

(7)

In January 2005, Mr. Ghuman joined the Company as Executive Vice President Worldwide Sales & Marketing.  During fiscal 2005, Mr. Ghuman earned 2 1/2 months of salary.  His salary is in $US.

No amounts are set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

Employment Agreement of the Named Executive Officers

On February 8, 2000, the Company entered into an employment agreement with Mr. William David Watson (the “Watson Agreement”) for his services as Vice President, Mergers and Acquisitions of the Company effective November 1, 1999.  The Watson Agreement is for no fixed term and provides for an initial base salary of $150,000.  Annual bonuses are at the discretion of the board of directors of the Company. The Watson Agreement may be terminated by the Company upon twelve months notice to Mr. William David Watson or by Mr. William David Watson upon two months notice to the Company. On September 1, 2001, Mr. Watson changed his status from being an employee of the Company to providing services to the Company through Wade-Tech Corp., a holding company of Mr. Watson. The Company terminated the Watson Agreement and entered into a consulting agreement with Wade-Tech Corp. for the continued services of Mr. Watson on substantially the same terms as was contained in the Watson Agreement. During the 2003 fiscal year, Mr. William David Watson voluntarily took a temporary fee reduction to $24,000 per year. During the 2004 fiscal year, Mr. Watson’s fee was returned to its original level of $150,000 but Mr. Watson agreed to defer actual payment of all but $2,000 of his fee until the Company is able to pay him the accrued amounts.  During the 2005 fiscal year, Mr. Watson agreed to defer his fee in full.

On February 8, 2000, the Company entered into an employment agreement with Mr. William David Watson II (the "Watson II Agreement") for his services as President and Chief Executive Officer of the Company effective November 4, 1999. The Watson II Agreement specifies, among other matters, duties, remuneration, confidentiality, termination of employment and non-competition provisions.  The Watson II Agreement is for no fixed term and provides for an initial base salary of $200,000.  The Watson II Agreement provides for salary to be reviewed on an annual basis and adjusted, as required, to reflect industry standards.  Annual bonuses are at the discretion of the board of directors of the Company. The Watson II Agreement may be terminated by the Company upon twelve months notice to Mr. William David Watson II or by Mr. William David Watson II upon two months notice to the Company.  During the 2003 fiscal year, Mr. William David Watson II voluntarily took a temporary salary reduction to $90,000 per year. During the 2004 fiscal year, Mr. Watson’s salary was returned to its original level of $200,000 but Mr. Watson agreed to defer actual payment of all of his salary until the Company is able to pay him the accrued amounts.  During the 2005 fiscal year, Mr. Watson agreed to defer his salary in full.

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

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities or any other measure) was paid or distributed to the Named Executive Officers during the most recently completed financial year ended March 31, 2005.  However, see “Incentive Stock Options” below.

Incentive Stock Options Granted to the Named Executive Officers during Financial Year Ended March 31, 2005

The following table sets forth the particulars of individual grants of options to purchase common shares made to the Named Executive Officers who were granted options during the financial year ended March 31, 2005.

Name	Securities Under Option Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of the Grant ($/Security)(1)	Expiration Date
Baksheesh Ghuman, Executive Vice President, Worldwide Sales & Marketing	2,000,000	72.7	$0.08	$0.08	January 6, 2010

 (1)

In accordance with the Company’s stock option plan, the exercise price for options granted is to be the closing price of the common shares on the TSX on the trading date immediately preceding the date of grant.

Aggregated Option Exercises During the Most Recently Completed Financial Year Ended March 31, 2005 and Option Values as at March 31, 2005

The following table sets forth information with respect to the exercise of options during the financial year ended March 31, 2005 by the Named Executive Officers and the number and value of unexercised options held as at March 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2005 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options at March 31, 2005 Exercisable/ Unexercisable ($) (1)
William David Watson, Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	nil	nil	2,910,000/2,910,000	nil/nil
William David Watson II, President and Chief Executive Officer(2)	nil	nil	2,685,000/212,500	nil/nil

(1)

The closing price of a common share of the Company on the TSX was $0.075 at the close of trading on March 31, 2005.

(2)

On June 28, 2004, Mr. Watson II returned for cancellation 300,000 options originally granted on November 19, 2003.

Compensation of Directors

During the fiscal year ended March 31, 2005, no cash remuneration was paid to the directors of the Company for their services as directors.  The Company’s current policy is not to pay cash compensation to any individual for serving as director.  Rather, the directors receive incentive in the form of stock options, at the discretion of the board of directors, for serving as directors of the Company.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to align the personal interest of each of the directors to that of the shareholders.

During the fiscal year ended March 31, 2005, there were no options to acquire common shares of the Company granted to directors.  On June 28, 2004, Mr. Watson II returned for cancellation 300,000 options originally granted to him on November 19, 2003.

Incentive Stock Options

The management and the directors of the Company are of the view that to be able to attract the most suitable employees, officers and directors to the Company, it is often necessary to be able to offer them options to purchase common shares, as an incentive or inducement.   See “Executive Compensation – Stock Option Plan”.

As of September 29, 2005, the Company has issued and outstanding options to purchase 10,970,000 common shares at exercise prices ranging from $0.08 per common share to $2.35 per common share, of which options to purchase 10,140,500 common shares have been granted to directors and officers of the Company.  The following table is a summary of options which have been granted to directors, officers and employees of the Company, which were outstanding as at September 29, 2005.

Holders	Number of Common Shares under Options (1)	Exercise Price Per Common Share	Expiry Date (2)	Market Price at Date of Grant
Officers as a Group	45,000 10,500 100,000 275,000 5,900,000(5) 250,000 2,000,000 300,000	$0.72 $0.51 $0.39 $0.29 $0.105 $0.12 $0.08 $0.08	November 24, 2005 July 9, 2006 November 21, 2006 January 16, 2007 November 19, 2008 June 28, 2009 January 6, 2010 September 9, 2010	$0.72 $0.51 $0.39 $0.29 $0.105 $0.12 $0.08 $0.08
Directors who are not also Officers as a Group	40,000 120,000 100,000 1,000,000	$0.72 $0.39 $0.29 $0.105	November 24, 2005 November 21, 2006 January 16, 2007 November 19, 2008	$0.72 $0.39 $0.29 $0.105
All other Employees as a Group	25,000 4,500 25,000 325,000 50,000 150,000	$0.72 $0.51 $0.29 $0.105 $0.12 $0.08	November 24, 2005 July 9, 2006 January 16, 2007 November 19, 2008 June 28, 2004 September 9, 2010	$0.72 $0.51 $0.29 $0.105 $0.12 $0.08
Others (non-employees, Directors, Officers) as a Group	250,000	$2.31(4)	April 29, 2008	$5.90

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

(4)

In April 1998, the Company's board of directors approved a reduction in the exercise price of an aggregate of 781,750 stock options granted to non-executive employees from July 1994 through October 1997 at prices ranging from $3.90 to $5.90 per share to $2.31 per share, being the closing price of the common shares on the TSE on the approval date.

(5)

On June 28, 2004, Mr. Watson II returned for cancellation 300,000 options originally granted on November 19, 2003.

C.

Board Practices.

Term

Each of the directors are elected by the shareholders of the Company and hold office until the next annual meeting of shareholders or until his or her successor is appointed.  The date that each of the directors became a member of the board of Plaintree is set out in the table found in Item 6.A above.

Employment Agreements

Two of the directors, who are also executive officers of the Company, have employment/service contracts with the Company.  Please see Item 6.B “Employment Agreements of Named Executive Officers” for further information.  See also Item 6.B “Compensation of Directors” set out above.

Audit Committee

The Company’s audit committee is composed of Robert G. Shea, Jerry Vickers and Girvan Patterson.

The audit committee’s purpose is to:

(a)

assist board oversight of:

(i)

the integrity of the Company’s financial statements, management’s discussion and analysis of operating performance (“MD&A”) and other financial reporting;

(ii)

the Company’s compliance with legal and regulatory requirements;

(iii)

the external auditor's qualifications, independence and performance;

(iv)

the performance of the Company’s internal audit function and internal auditor;

(v)

the communication among the external auditor, the internal auditor, management and the board;

(vi)

the review and approval of any related party transactions; and

(vii)

any other matters as defined by the board;

(b)

prepare and/or approve any report that is required by law or regulation to be included in any of the Company’s public disclosure documents relating to the committee.

Compensation and Corporate Governance Committee

The Company’s compensation and corporate governance committee is composed of W. David Watson II, Girvan Patterson and Jerry Vickers.

The primary role of the compensation and corporate governance committee is to advise the full board on issues in relation to the compensation of the executive officers of the Company and advise on acceptable corporate governance practices.

D.

Employees

As at the date of this document, the Company’s total work force (including service providers) is 12 persons, of which 5 are in sales, 2 in research and development, 2 in manufacturing and 3 in administration.  All employees and service providers execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees are not unionized.

E.

Share Ownership

The following table sets out the names of the directors and senior management of the Company together with the number of shares of the Company held, directly or indirectly, by each as at the date of this document;

Name(1)	Position(s) with the Company	Number of Shares
William David Watson	Director, Chairman of the Board of the Company, Vice President – Mergers and Acquisitions	70,000(3)
W. David Watson II	Director, Chief Executive Officer and President	(3)
Robert G. Shea	Director	1,314,000(2)
Jerry Vickers	Director	Nil
John Buchanan	Director	Nil
Girvan L. Patterson	Director	18,000
Lynn E. Saunders	Vice President of Operations	Nil
Baksheesh Ghuman	Executive Vice President, Worldwide Sales & Marketing	Nil
Jason Lee	Vice President of Business Development	Nil

Notes:

(1)

The information has been furnished by the respective directors and officers individually and does not include the number of options to acquire common shares held by any of the officers or directors listed.

(2)

Shares held through a holding company, 554286 Alberta Ltd.  Does not include convertible debentures of $38,760 (convertible into 596,307 common shares) and $109,000 (convertible into 2,725,000 common shares) of the Company.

(3)

Does not include 25,246,760 common shares held by Targa. Also does not include a $900,000 convertible debenture (convertible into 7,826,087 common shares), a $181,240 convertible debenture (convertible into 2,788,308 common shares), a $220,000 convertible debenture (convertible into 2,000,000 common shares) and a $36,000 convertible debenture (convertible into 900,000 common shares) of the Company held by Targa and/or Hypernetics Limited.

As at the date hereof, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 1,402,000 common shares, representing 2% of the common shares then outstanding (excluding any common shares to be obtained on the exercise of options held by the directors and officers).

Stock Option Plan

The board of directors of the Company recently amended the Company’s stock option plan to increase the maximum number of options which may be granted from 8,600,000 to up to 12,000,000. The Company received shareholder approval for this amendment at the Company’s annual and special meeting of shareholders held on September 16, 2004.

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

The maximum term of any option granted under the stock option plan is ten (10) years from the date of grant of the option.  However, it is currently the Company's practice to grant options that expire five (5) years after the date of grant.  The expiration of any option is accelerated if the optionee's employment or cessation of involvement with the Company terminates for any reason, other than for just cause, in which case the unexercised options granted to such optionee immediately terminate.  Subject to different arrangements being made between the Company and the optionee, the stock option plan provides that the optionee has 90 days from the date of termination, resignation, removal or discharge to exercise all existing options, except in the case of death of an optionee, in which case options may be exercised by the legal representative (or by the person or persons to whom the rights of the optionee have passed by will or operation of law) generally for a period of 180 days from the date of death.  Other than on death, the options are non-transferable.

The current terms of the stock option plan provide that the maximum number of options granted under the stock option plan shall not exceed 12,000,000, and the number which may be reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding common shares (on a non-diluted basis) at the time of the grant.

The exercise price of an option is set by the board of directors at the time of grant, based upon the closing price on the TSX of the common shares on the last trading day prior to the date of the grant.  Payment of the exercise price of an option may be made by cash, certified cheque or bank draft.  The Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of common shares.

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

As of September 29, 2005, the Company has issued and outstanding options to purchase 10,970,000 common shares at exercise prices ranging from $0.08 per common share to $2.35 per common share.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

(a)

To the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person except that Targa owns approximately 28% of the share capital of the Company.  There are no arrangements known to the Company to operation of which may at a subsequent date result in a change of control of the Company.

(b)

The Company's only major shareholder does not have any different voting rights than the Company's other shareholders and there has been no significant change in the percentage ownership held by the only major shareholder during the past three years.

(c)

The following table sets forth the common shares held by the owners of 5% or more of the common shares, as known to the Company as of September29, 2005:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class(1)
Common Shares	Targa Group Inc. (2)	25,246,760(3)	28.0%

(1)

As at March 31, 2005 and September 29, 2005 there were 90,221,634 common shares outstanding.  The percentage presented in the column does not reflect any of the common shares to be obtained on the exercise of options currently outstanding.

(2)

Targa is a private company incorporated under the laws of Ontario of which Mr. William David Watson II, President and Chief Executive Officer of the Company and Mrs. Nora Watson, spouse of Mr. William David Watson, Chairman and Vice President, Mergers and Acquisitions of the Company, collectively hold a substantial majority of Targa’s voting interest.

(3)

Targa also holds the following convertible debentures (“Debentures”): $900,000 convertible debentures  issued on December 16, 2003, pursuant to which Targa may convert the same at anytime into common shares of the Company at a conversion price of $0.115; $181,240 convertible debentures issued on February 11, 2005, pursuant to which Targa may convert the same at anytime into common shares of the Company at a conversion price of $0.065; $220,000 convertible debentures issued in April 2005, pursuant to which Targa may convert the same at anytime into common shares of the Company at a conversion price of $0.11; $36,000 convertible debentures issued in June 2005, pursuant to which Targa may convert the same at anytime into common shares of the Company at a conversion price of $0.04.  If the Debentures are converted, Targa will acquire 13,514,395 common shares of the Company and will hold in the aggregate 38,761,155 common shares representing 37.36% of the outstanding common shares of the Company.  The shares set out above do not include any of the common shares to be obtained on the conversion of the Debentures (see Item 7 B “Related Party Transactions” for further information).

B.

Related Party Transactions

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company or any known associate or affiliate of such persons, in any transaction of the Company during the fiscal year ended March 31, 2005 or in any proposed transaction which has materially affected or will materially affect the Company except as disclosed under “Executive Compensation – Employment Agreements of the Named Executive Officers” and the following:

(1)

        During fiscal 2005, total rent expenses of $12,000 were paid to companies controlled by Targa for storage services.

(2)

        During fiscal 2005, William David Watson II agreed to defer his entire salary of $200,000 and William David Watson agreed to defer his entire compensation of $150,000.  Such amounts are to be paid once Company resources permit.

(3)

       See disclosure relating to convertible debentures in Item 5.B.

(4)

        Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears including interest of $48,879 owing to this related party amounted to $267,687.  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  As a result of the Company’s proposal under the Bankruptcy and Insolvency Act (Canada) to creditors completed in 2003, the forbearance agreement is now in default and the amounts owing are due and payable.

(5)

         As of April 1, 2002, the Company’s senior officers have agreed to defer payment of consulting fees and salaries payable.  These fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $733,847, plus interest charges of $56,624 for a total payable of $790,471.

ITEM 8:  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the Company’s 2005 Annual Report:

(a)

Independent Auditor’s Report relating to the Consolidated Financial Statements and notes thereto;

(b)

Consolidated Statements of Operations and Deficit for the Years Ended March 31, 2003, 2004 and 2005;

(c)

Consolidated Balance Sheets as at March 31, 2003, 2004 and 2005;

(d)

Consolidated Statements of Changes in Cash Flows for the Years Ended March 31, 2004 and 2005;

(e)

Notes to the Consolidated Financial Statements.

B.

Significant Changes

None

ITEM 9:  THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low sale prices of the common shares for the fiscal periods indicated:

Toronto Stock Exchange (TSX)
	Price Per Share (Canadian $)
	High	Low
Full Financial Years (Five Most Recent – ending on March 31 in each year)
2001	2.48	0.51
2002	0.69	0.20
2003	0.23	0.025
2004	0.21	0.03
2005	0.15	0.045
Full Financial Quarters (Two Most Recent Years ending on March 31 in each year and Q1 2006 ending on June 30, 2005)
2004
First Quarter	0.21	0.03
Second Quarter	0.14	0.08
Third Quarter	0.185	0.09
Fourth Quarter	0.21	0.09
2005
First Quarter	0.14	0.10
Second Quarter	0.12	0.075
Third Quarter	0.095	0.045
Fourth Quarter	0.15	0.065
2006
First Quarter	0.08	0.035
Monthly (Most Recent 6 Months ending on August 31, 2005)
March 2005	0.12	0.065
April 2005	0.08	0.055
May 2005	0.075	0.035
June 2005	0.045	0.035
July 2005	0.07	0.035
August 2005	0.055	0.035

As of August 31, 2004, approximately 11.34% of the Company’s common shares, or 10,239,246 common shares, were held by 52 persons having addresses of record located in the United States.

B.

Plan of Distribution

Not Applicable

C.

Markets

The Company’s common shares have been listed on the TSX since June 1993 but will be delisted effective on the close of the market on October 17, 2005 for failure to meet the continued listing requirements.  The Company’s shares were listed on the NASDAQ National Market from May 1995 until April 1, 1999.  The Company's common shares are also quoted on the OTCBB.

D.

Selling Shareholders

Not Applicable

E.

Dilution

Not Applicable

F.

Expenses of the Issue

Not Applicable

ITEM 10:  ADDITIONAL INFORMATION

A.

Share Capital

Not Applicable

B.

Memorandum and Articles of Association

A description of the Company’s Certificate and Articles of Amalgamation was included as Item 10.B of the Company's Form 20-F filed for the year ended March 31, 2002.  There have been no changes made to the Company's Certificate and Articles of Amalgamation as described previously.

C.

Material Contracts

See Items 4.A. and 5.B.

D.

Exchange Controls

To the best of the Company’s knowledge, there are no governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital by the Company, or, except as described in Item 10.E. below, the remittance of dividends, interest or other payments to non-resident holder of the Company’s securities.

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

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2005. Based upon that evaluation, the Company’s Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. There has not been any change in the Company’s internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Securities Exchange Act of 1934 that occurred during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and evaluates the effectiveness of the Company’s internal control over financial reporting.  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005 concluded that the internal control over financial reporting is effective and no material weakness in the Company’s internal control over financial reporting was identified by management.  There have been no changes in internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The public accounting firm that audited the Company’s financial statements has not issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP have been the auditors of the Company for the last three fiscal years. Audit Fees for 2005 were $37,000 (2004 - $35,000) and Tax Related  fees for 2005 were $27,314 (2004 – $12,200). Audit Fees and Tax Related Fees are approved by the Company’s Audit Committee.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17:  FINANCIAL STATEMENTS

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the Company’s 2005 Annual Report;

(a)

Independent Auditor’s Report relating to the Consolidated Financial Statements and notes thereto;

(b)

Consolidated Statements of Operations and Deficit for the Years Ended March 31, 2003, 2004 and 2005;

(c)

Consolidated Balance Sheets as at March 31, 2004 and 2005;

(d)

Consolidated Statements of Changes in Cash Flows for the Years Ended March 31, 2003, 2004 and 2005; and

(e)

Notes to the Consolidated Financial Statements.

ITEM 18:  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19:  EXHIBITS

Number	Title
1

Plaintree Systems Inc. 2005 Annual Report to Shareholders (incorporating herein by reference thereto the Company’s Consolidated Financial Statements and Notes thereto, together with the report thereon of Deloitte & Touche, LLP, on pages 4 to 26, inclusive)

2	Financial Information of Buhler Manufacturing Partnership for the fiscal year ended September 30, 2005
3	Plaintree Systems Inc. Certification of Chief Exective Officer and Chief Financial Officer
4	Plaintree Systems Inc Certification puruant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  September 29, 2005

PLAINTREE SYSTEMS INC.

Per:  ______________________________________

David Watson

President and Chief Executive Officer

37