Form 20-F
period 2006-03-31
PLAINTREE SYSTEMS INC
filed 2006-08-28
CIK 943946

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

[Mark One]

[ ]  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2006

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

34

ITEM 16B: CODE OF ETHICS

34

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

34

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

35

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

35

PART III

35

ITEM 17:  FINANCIAL STATEMENTS

35

ITEM 18:  FINANCIAL STATEMENTS

35

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

Summary of Financial Information
		Year ended March 31,
	2002	2003	2004	2005	2006
Net sales	$1,346,596	$1,304,068	$258,739	$345,395	$1,691,334
Loss from operations	$(7,273,560)	$(3,282,886)	$(585,066)	$(2,199,996)	$(585,066)
Earnings (losses) before extraordinary items	$(7,322,926)	$(3,463,266)	$(710,451)	$(1,977,305)	$(330,011)
Net assets (net book value)	$2,557,580	$(905,686)	$(540,137)	$(2,217,221)	$(2,389,875)
Total assets	$3,711,016	$540,414	$17,203,804	$11,283,912	$7,542,773
Capital stock (excluding long term debt and redeemable preferred stock)	$97,561,140	$97,561,140	$97,561,140	$97,561,140	$97,561,140
Number of common shares outstanding	90,221,634	90,221,634	90,221,634	90,221,634	90,221,634
Long term debt and capital leases	-	-	-	-	-
Dividends per share	-	-	-	-	-
Net loss	$(7,322,926)	$(3,463,266)	$(710,451)	$(1,977,305)	$(330,011)
Net loss per share	$(0.08)	$(0.04)	$(0.01)	$(0.02)	$(0.00)
Net loss per share on a fully diluted basis	$(0.08)	$(0.04)	$(0.01)	$(0.02)	$(0.00)

Foreign currency translation

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

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

The risk factors that are specific to the Company include the absence of profitable operations, the financial position of the Company, the ability of the Company to raise sufficient capital to satisfy operational cash flow requirements, dependence of the Company on proprietary technology, the attraction and retention of highly skilled employees, the establishment and the maintenance of the Company’s sales force and the Company’s distribution channels, the market acceptance of the Company’s new products, competition, the dependence of the Company on key personnel, potential dilution, fluctuations in exchange rates and the possible infringement of the Company’s intellectual property rights by third parties. Out of date – partnership/related party revenue/tax losses more important now

ITEM 4:  INFORMATION ON THE COMPANY

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

As of the date of this 20-F, the Company has a wholly-owned inactive subsidiary, Plaintree Systems Corporation, a corporation incorporated under the laws of the State of Delaware in June 1993 and a wholly-owned inactive subsidiary, 4178611 Canada Inc. (“4178611”), incorporated under the Canada Business Corporations Act on July 8, 2003.

At the end of fiscal 2005, the Company made a decision to reorganize its business by starting the process of transferring all of its intellectual property (“IP”) to 4178611.  The reorganization will be completed in two steps. The first step, completed at the end of fiscal 2005, involved the grant by the Company to 4178611 of an exclusive license to use the IP on the payment of a one-time license fee of $12,000,000, which fee was paid by the delivery of a promissory note in favour of the Company.  The license term is four years. The promissory note is payable on demand and bears no interest.  The second step will involve the actual transfer of the IP to 4178611 to be completed following receipt of shareholder approval of the transfer at a future meeting of the shareholders of the Company. The Company will not be seeking the approval of its shareholders at the meeting of shareholders scheduled for September 28, 2006. No date has yet been set by the Company to seek the approval of the transfer of the IP. Until the transfer is completed,  the IP will remain owned by the Company and will be subject to the licence granted to 4178611.

Other than these subsidiaries listed above, the Company does not hold an equity interest in any other corporation.

Headquartered in the Ottawa region of Ontario, Plaintree designs, develops and manufactures a series of infrared optical wireless transmission links. The Company’s mission is to become a global leader in the field of FSO, providing a solution for the broadband access bottleneck or “Last Mile” connection problems

Recent Developments

The Company has undergone several changes over the past three years including a significant down-sizing of operations and the completion of financial restructuring during the fiscal year ended March 31, 2003.

Corporate Strategy

Plaintree has carefully managed its fiscal resources over the past 3 years and continues to wait for a recovery to occur within the wireless sector. In fiscal 2005, the Company made a preliminary conclusion that a recovery was under way and during fiscal 2005 increased its sales force and expenditures on sales and marketing and research and development activities. However, the recovery has proven to be taking longer than expected. In fiscal 2006, the Company scaled back its sales and marketing and research and development activities. During this period the Company continues its sales efforts and such efforts have resulted in the Company’s products being tested by several large North American MSOs, the main telco's in Mexico, India, Singapore and South America.  Several potential customers have indicated they will begin orders soon, however no orders have been received yet from these potential customers.

As the Company’s legacy products are not currently producing sufficient revenue to sustain the continuing operations of the Company, the Company has increased providing management services to related parties and earning income through its investment in the Buhler Manufacturing Partnership to mitigate its losses and provide capital to continue operations. The requisition of additional management services is at the discretion of the related party with no minimum commitment and the services, and related income, may cease at any time. Additionally, the Partnership income to Plaintree is derived from income generated by the Partnership and as such is beyond Plaintree’s control and subject to uncertainty. It is also subject to a maximum net distribution to the Company of $1,400,000 of which the Company has received $1,129,500 through March 31, 2006, including $300,000 that was received out of the original bank line of credit but has not yet been included in Plaintree income. Once the maximum net distribution has been provided to the Company, it will have no further rights to any distributions from the Partnership.

3 Year History

Investment in Partnership and related Bank Loan

In fiscal 2004, the Company acquired a 49% equity interest in the Buhler Manufacturing Partnership (the “Buhler Partnership”).  The Buhler Partnership is a general partnership and as such Plaintree is jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.

Plaintree is not involved in the day to day management of the Partnership.  In a related transaction, Plaintree obtained a non-recourse credit facility (the "Credit Facility") from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003.  The only security pledged for the Credit Facility is the Partnership Interest itself and the Credit Facility is repaid only from cash distributions received from the Partnership and not from Plaintree’s general working capital.  The credit facility is guaranteed by the Partnership.

See Item 5.A “Buhler Partnership Interest” and Item 5.B. “Investment in Partnership and Related Bank Loan” for further details.

2005 TSX Delisting

The common shares of Plaintree were delisted by the Toronto Stock Exchange (the “TSX”) as of the market close on October 17, 2005 for failure to meet the continued listing requirements of the TSX.

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

To date, the Chief Executive Officer has viewed the Company’s operations as principally one business segment: the design, development, manufacture, marketing and support of computer networking products. The Company from time to time provides management services to related companies.   In fiscal 2006, the Company increased its provision of management services to related parties for a fee.

The Company determines the geographic location of revenues based on the location of its customers.  All of the Company's assets are primarily located in Canada.

Revenue by geographic location

	2006	2005	2004
Management Services Revenue
Canada	$ 1,545,750	$ -	$ -

Product Revenue
Canada	$ 19,223	$ 41,879	$ 106,092
United States	$ 60,639	$ 144,862	64,514
Europe	$ 27,000	$ 120,536	57,232
Other	$ 38,722	$ 38,118	30,901
	$ 145,584	$ $345,395	$ 258,739

Total Revenue	$ 1,691,334	$ 345,395	$ 258,739

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

The Company also provides management services to related parties for a fee.

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

WAVEBRIDGE 6000 Series

The 600 Series is an open protocol, full duplex system offering speeds up to 100 Mbps Fast Ethernet/155 Mbps Asynchronous Transfer Mode (ATM) up to 2000 meters. This product meets the requirements of customers such as ISPs, cellular operators and enterprise customers who need greater bandwidth than 10 Mbps.

WAVEBRIDGE WB SM

The WBSM is the newest addition to the FSO product line.  This new product line is an industry unique solution that has been designed specifically for the Multi System Operator (typically cable companies) to address the small to medium business customer.  Plaintree is presently the only company in the world that has a solution for this market.  The key attributes for this product are: speeds from 1 to 155Mbps, 100% eye-safe, and carries a wide beam for sway and vibration protection. The wide beam allows unique flexible mount options including towers, poles and cable strands. Because of the WBSM's unique attributes and low cost, this wireless device will put FSO on the map.

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

Marketing; Sales and Customer Support

The Company markets its products world-wide through direct sales, value added resellers (VARs), distributors, systems integrators. and internet management.

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

The competitive landscape for FSO has approximately 5 companies that have established themselves in the FSO market. Almost all of Plaintree’s known FSO competition relies on laser-based transmitters, with eye-damage risks and signal degradation problems inherent in the technology. Only Plaintree’s WAVEBRIDGE LED solution is certified to be the highest eye-safe Class 1 by the International Electrotechnical Commission. Some customers have eliminated all laser-based systems for safety concerns alone, and eye safety will become a major concern for residential and all indoor use.

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

Other competitors include PAV Data Systems Ltd. in the United Kingdom and Canon Europa of Amsterdam, Netherlands.

The Company notes that in April 2006 Lightpointe Communications Inc., a company noted as a competitor in Previous Form 20-F filed by the Company, announced that it had ceased its operations.  It is too early to make any determination as to what effect, if any, this closure will have on the Company’s business.

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

Human Resources

As at the date of this document, the Company’s total work force is currently 7 persons (6 full-time and 1 part-time). All employees execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees are not unionized.

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

C.

Organizational Structure

See “ITEM 4, Section A. History and Development of the Company”.

D.

Property, Plants and Equipment

The Company’s property, plant and equipment includes the land and building as stated under “Facilities” above, as well as computer and office equipment, software and furniture and fixtures (see Note 6 to the Fiscal 2006 Financial Statements).

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

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2006, 2005 and 2004 should be read in conjunction with the audited Consolidated Financial Statements and Notes of Plaintree for the year ended March 31, 2006 (“Fiscal 2006 Statements”). Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Overview

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

Plaintree has expanded its revenue generating activities to include management consulting services to related companies. The Company also earns income from its investment in a general partnership. The partnership arrangement is intended to provide Plaintree with income distributed from the partnership’s net earnings subject to predetermined maximum amounts distributed. Once Plaintree has received its maximum aggregate net distribution of $1,400,000, of which it has received $1,124,400 through March 31, 2006, it no longer has any right to future distributions from the partnership.

The Company’s shares have been delisted from the Toronto Stock Exchange and the Company has no present plans to start any action for relisting on any Canadian exchange until product sales increase significantly and this is not expected in the near future.  The Company’s common shares continue to be quoted on the OTCBB in the United States.

Outlook

The Company’s legacy products are not currently producing sufficient revenue to sustain the continuing operations of the Company. The Company has been earning management services revenue from related parties and earning income from its investment in the Partnership to mitigate its losses and provide capital to continue operations. The requisition of additional management services is at the discretion of the related party with no minimum commitment and the services, and related income, may cease at any time. Additionally, the Partnership income to Plaintree is derived from income generated by the Partnership and as such is beyond Plaintree’s control and subject to uncertainty. It is also subject to a maximum net distribution to the Company of $1,400,000 of which the Company has received $1,129,500 through March 31, 2006, including $300,000 that was received out of the original bank line of credit but has not yet been included in Plaintree income. Once the maximum net distribution has been provided to the Company, it will have no further rights to any distributions from the Partnership.

The Company’s total working capital deficit is approximately $8.2 million at March 31, 2006, of which $5.9 million is anticipated to be funded by distributions made by the Partnership to Plaintree. The remaining working capital deficit of $2.3 million and the Company’s ongoing operations will need to be funded through additional capital in the near term. In addition, there is no assurance that the Company will realize future proceeds from the Buhler partnership to satisfy the remaining $5.9 million outstanding on the Bank loan, although the Partnership has provided a guarantee on that loan to the bank and the bank is not permitted to seek payment from Plaintree except for the proceeds distributed to Plaintree from the Partnership.

There can be no assurances that the Company will secure the necessary financing or achieve the operating results required to continue as a going concern. To date, the Company has not secured such funding either through an equity investment or strategic partnership. If these events do not occur, the Company may cease operations.

Selected Financial Information

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 20 to the Fiscal 2006 Statements.

As stated in Note 1 to the Fiscal 2006 Statements, the financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  However, there is substantial doubt about the Company's ability to continue as a going concern because of the Company's losses during the past year of $330,011, a working capital deficit as at March 31, 2006 of $8,156,364, and an accumulated deficit of $101,233,016 as at March 31, 2006.  The Company's continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

There can be no assurances that the Company will secure the necessary financing or achieve the operating results required to continue as a going concern. To date, the Company has not secured such funding either through an equity investment or strategic partnership. If these events do not occur, the Company may cease operations.

The following table sets forth selected financial information from the Company's Fiscal 2006 Statements.

Statement of Operations Data

($000s, except per share data)

Fiscal Years ended

2006

               2005

                2004

Revenue

$1,691

$345

$259

Operating loss

 (585)

 (2,200)

(1,329)

Net loss

(330)

(1,977)

(710)

Basic and diluted loss per share

$(0.00)

$(0.02)

$(0.01)

Balance Sheet Data

($000s)

As at March 31

2006

2005

 2004

Total assets

$7,543

 $11,284

$17,204

Total liabilities

9,933

13,501

17,744

Long-term liabilities

Nil

nil

Nil

Cash dividends declared per share

Nil

nil

Nil

Buhler Partnership Investment

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing ("Partnership") for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and a restructuring completed at the time. The investment by Plaintree in the Partnership was completed to provide Plaintree with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the bank loan principle and interest and other partnership related expenses. Plaintree's interest in the Partnership is limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000.  Once the Partnership has distributed to Plaintree this amount, Plaintree will automatically cease to be entitled to any further distributions and will effectively cease to be a partner. The gross partnership distributions to Plaintree after interest and related expenses are deducted are split at 94.3% to reduce the principle amount outstanding on the bank loan and 5.7% payable to Plaintree. Plaintree's net cash proceeds to be realized under the partnership agreement are expected to be a maximum aggregate amount of $1,400,000 (net of the payment of interest and principal on the bank loan, bank fees and related guarantee fees). Plaintree has received $1,124,400 of net distributions to date. When Plaintree has received its maximum aggregate distribution, the bank loan and all related expenses will be fully satisfied.  The bank loan is secured only against Plaintree's partnership interest and such loan is to be paid only from the distributions made to Plaintree by the Partnership.  The bank does not have any other security of the Company nor does it have the right to receive payment out of other amounts received by Plaintree for its other operations.

During fiscal 2006, Plaintree was allocated aggregate partnership distributions of $5,702,131 from the Partnership. From the distribution, a payment of $5,100,000 was made to reduce the bank loan. Plaintree's Partnership interest was reduced to $5,900,000 at March 31, 2006 (2005 - $11,000,000), as a result of distributions from the Partnership (net of interest and related fees and expenses) of $5,100,000 during fiscal 2006 (2005 - $5,300,000).

In fiscal 2006, the Company received payments totaling $273,395 (2005 - $258,835, 2004 -  $292,173) and reported $602,130 (2005 - $762,397, 2004 - $845,730) of Partnership income from distributions received from the Partnership.  Also recorded was Bank loan interest of $272,290 (2005 - $440,227, 2004 - $491,392) deducted before Plaintree's net proceeds and other partnership related expenses of $83,785 (2005 - $79,497, 2004 - $121,382), which is made up of Financing expense of $25,617 (2005 - $22,976, 2004 - $59,217) paid out of Plaintree's proceeds and Guarantee fees of $58,168 (2005 - $56,521, 2004 - $62,165) paid before Plaintree's net proceeds.  As of March 31,

2006, a quarterly Partnership income allocation of $49,317 (2005 - $49,649) was due and payable and recorded as a receivable on the Company's Fiscal 2006 Statements.

The Buhler Partnership is a general partnership and as such Plaintree is jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.

The carrying value of the Partnership is assessed for impairment when there has been a loss in value that is other than temporary. As of March 31, 2006, the Partnership's unaudited summarized financial information is as follows:

2006

2005

(Unaudited)

(Unaudited)

(000's)

(000's)

Current assets before amounts due from related parties

$49,616

$50,312

Due from related parties - current

81,784

67,279

Total current assets

$131,400

$117,591

Total assets

$131,415

$117,601

Bank indebtedness

$12,657

$10,658

Other current liabilities

9,836

5,500

Due to related parties

24,221

22,796

Total liabilities

$46,714

$38,954

Total revenue

$40,570

$40,212

Cost of goods sold

  30,193

  30,364

Gross margin

$10,377

$9,848

Net Income

$4,321

$4,835

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

Management services revenue is recognized as services are delivered when there is persuasive evidence of an arrangement and collection is reasonably assured.

Investment in Partnership

The Company has a 49% interest in the Partnership.  The Company is accounting for the Partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment.

Research and development costs

Research costs are expensed as incurred.  Development costs are deferred once technical feasibility has been established and all criteria for deferral under GAAP are met.  Such costs are amortized, commencing when the product is released, over the lesser of the expected life of the related product and three years.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value.  Work in process and raw materials are valued at the lower of cost and estimated realizable value.  Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

Use of accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.  Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of assets, valuation of the investment in partnership, inventory, stock-based compensation, accrued liabilities, deferred revenue and bifurcation of convertible debentures.  Actual results could differ from the estimates made by management.

Stock option plan

The Company has stock option plans as described in Note 12 to the Fiscal 2006 Financial Statements.  Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation.  The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 12 to the Fiscal 2006 Financial Statements is based on the fair value at the date of grant of the stock options.  The Company has not restated prior periods.  An adjustment of $195,498 was made to the opening balance of retained earnings of the fiscal 2005 period to reflect the cumulative effect of the change on the prior periods.

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

Results of Operations

	($000s, except per share and % amounts) Fiscal Year			Change from Fiscal
	2006	2005	2004	2005 to 2006	2004 to 2005
Management services revenue – related party	$1,545	$-	$-	$1,545	$-
Product and service revenue	$146	$345	$259	($199)	$86
Total revenue	1,691	$345	$259	$1,346	$86
Cost of revenue	518	172	36	346	136
Gross margin	1,173	173	223	1,000	(50)
	69.3%	50.2%	86.2%	19.1%	(36.0%)
Operating expenses:
Sales & marketing	569	821	454	(252)	367
Finance & administration	344	835	515	(491)	320
Research & development	324	314	424	10	(110)
Interest	520	403	159	117	246
	1,758	2,373	1,552	(615)	821
Loss from operations	(585)	(2,200)	(1,329)	1,615	(871)
Partnership income	602	762	846	(160)	(84)

Other partnership expenses	(84)	(79)	(121)	(4)	42
Other income (expense)	9	(20)	385	29	(405)
Bank loan interest	(272)	(440)	(491)	168	51
Net loss	$(330)	$(1,977)	$(710)	$(1,647)	$(1,267)

Basic and diluted loss per share	$(0.00)	$(0.02)	$(0.01)

Revenues

Management services revenue from related parties

Management services revenue of $1,545,750 in 2006 was earned by providing and charging for the services of certain Plaintree management under an arrangement with a company controlled by a significant shareholder. These services are provided as requested by the related party and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Product and service revenue

Total product and service revenue for fiscal 2006 was $145,584 as compared to $345,395 in fiscal 2005 and $258,739 in fiscal 2004.  Product and service revenue decreased from fiscal 2005 to fiscal 2006 by $199,811 primarily due to continued weak demand for telecommunications and wireless products resulting in revenues being below expectations.

Gross Margin

Total gross margin from management services revenue, from related parties, and product and service revenue for fiscal 2006 was $1,172,502 or 69.3% compared to 50.2% in fiscal 2005 and 86.2% in fiscal 2004. The gross margin for 2006 consists of margin on management services to related parties of $1,105,875 or 71.5% of management services revenue and margin on product and services revenue of $66,627 or 45.8% of sales. The gross margin on management services revenue consists of revenues earned less direct employee salaries and benefits. This margin is expected to remain consistent for any management services revenue charged to related parties going forward.

Gross margins related to product sales have been uncharacteristically high in the 2004-2006 periods due to the sale of legacy products whose inventory value had been previously written down. This effect is somewhat offset by additional write-offs incurred in fiscal 2005 and 2006.

Inventory levels were reduced in the last two successive fiscal periods; $22,011 was written down in fiscal 2006 while an amount of $55,794 was determined to be obsolete and written down from inventory in 2005.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $569,277, $820,824 and $453,718 in fiscal 2006, 2005 and 2004, respectively.  These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The significant increases in sales and marketing expenses from fiscal 2004 to 2005 are mainly the result of salary expenses associated with an increase in sales and marketing staff. Fiscal 2004 sales and marketing expenses were significantly lower due to major cutbacks in the international sales force and marketing initiatives in response to the decreased revenue levels at that time.

The decrease in sales and marketing expense from 2005 to 2006 mainly relates to costs that have been allocated to the cost of services relating to employee costs incurred that are attributable to management services revenue charged to related parties. Additionally, measures were taken in the second half of the year to reduce costs through headcount and salary reductions.

Finance and administration expenses

Finance and administrative expenses were $343,521, $835,218 and $514,764 in fiscal 2006, 2005 and 2004, respectively.  Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which include financial staff, legal and audit activities as well as the amortization of capital assets.

Finance and administrative expense as a total decreased by $491,697 during fiscal 2006 as compared to fiscal 2005 and increased $320,454 compared to fiscal 2004. The decrease in finance and administration expenses from 2005 to 2006 mainly relates to costs that have been allocated to the cost of services related to employee costs incurred that are attributable to management services revenue charged to related parties.

Research and development expenses

Research and development expenses were $324,488, $314,304 and $424,431 in fiscal 2006, 2005 and 2004, respectively. Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

Expenses were relatively flat between 2005 and 2006. The $110,127 drop in annual expense from fiscal 2004 to fiscal 2005 was predominately related to the reduction in personnel.

Interest and accretion

Interest and accretion expense consists of amortization of the discount on the debt portion of convertible debentures plus interest expense. Interest expense mainly relates to interest incurred on related party debt and lease arrears.

Amortization of discount on the convertible debentures that resulted from the fair value assigned to the equity component of convertible debentures was $373,145 during 2006, $328,473 during 2005 and $91,000 during 2004 (see Note 5 and Note 9 to the Fiscal 2006 Statements). Interest expense was $147,137, $74,722 and $68,067 in fiscal 2006, 2005 and 2004, respectively.

Other income (loss)

Other income (loss) during the fiscal year ended March 31, 2006 reflected a gain of $9,000 resulting from the sale of Company assets. Fiscal 2005 had a loss of $19,982 as compared to income of $385,452 in fiscal 2004.  The relatively large gain in 2004 primarily related to the $371,395 gain realized on the settlement of claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal completed.

Partnership income, other partnership related expenses and Bank loan interest

In fiscal 2006, the Company recorded Partnership income allocations of $602,130 (2005 - $762,397, 2004 - $845,730).  Also recorded was bank loan interest of $272,290 (2005 - $440,227, 2004 - $491,392) and other partnership related expenses of $83,785 (2005 - $79,497, 2004 - $121,382), which is made up of financing expense of $25,617 (2005 - $22,976, 2004 - $59,217) and Guarantee fees of $58,168 (2005 - $56,521, 2004 - $62,165). See Item 5.A. “Buhler Partnership Investment” and Item 5.B “Investment in Partnership and Related Bank Loan” for further information.

Net Loss

The net loss for fiscal 2006 was $330,011 or $0.00 per share as compared to a net loss of $1,977,305 or $0.02 per share in fiscal 2005 and $710,451 or $0.01 per share in fiscal 2004.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2006 and fiscal 2005.

Quarters ended

(unaudited, in $000s except per share)

	Fiscal 2006				Fiscal 2005
	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31
	2005	2005	2005	2006	2004	2004	2004	2005

Revenue	$66	$540	$810	$275	$88	$146	$78	$33
Loss from operations	(598)	(205)	345	(127)	(485)	(484)	(433)	(798)
Net income (loss)	(540)	(150)	421	(61)	(423)	(416)	(391)	(747)
Net income (loss) per share-basic and diluted	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)

B.

Liquidity and Capital Resources

($000s)	Fiscal Year		Change from Fiscal
	2006	2005	2005 to 2006
Cash	$18	$97	($79)
Working Capital	(8,156)	(13,095)	4,939
Net cash provided by (used in):
Operating activities	(1,032)	(653)	(379)
Investing activities	9	(5)	14
Financing activities	944	359	585

Cash

As at March 31, 2006, the Company held $18,337 in cash, a decrease of $78,531 from March 31, 2005.

Working Capital

Working capital represents current assets less current liabilities.  As at March 31, 2006, the Company had a working capital deficit of $8,156,362 compared to a working capital deficit of $13,095,324 at March 31, 2005.  The decrease in the working capital deficit was primarily a result of the reduction in the bank loan by $5,100,000. The most significant portion of the working capital deficient of $8,156,362, relates to the bank loan obtained by Plaintree to invest in the Partnership.  Payments of the bank loan are funded exclusively from the cash distributions paid to the Company from the Partnership and not out of other working capital or other funds of the Company.

Cash used in Operating activities

Cash used in operating activities for fiscal 2006 was 1,031,598, an increase of $378,291 from $653,307 of the prior fiscal year. The increased use of cash in operating activities mainly relates to the accumulation of related party receivables in 2006 offset by the decreased loss in 2006 compared to 2005.

Cash provided by Investing activities

Cash provided by investing activities for fiscal 2006 was $9,000 resulting from the sale of capital assets. During fiscal 2005, cash used in investing activities was $4,860 relating to the purchase of capital assets.

Cash used in Financing activities

Cash provided by financing activities for fiscal 2006 was $944,067 compared to cash provided by financing activities of $359,499 of the prior fiscal year.  Cash provided by financing activities mainly relate to the issuance of convertible debentures and other proceeds from related parties of $946,067 in 2006 and $370,000 in 2005.

Related Party Transactions

Fiscal 2006 interest expense of $147,137 (2004 - $74,722; 2003 - $68,067) is primarily interest on related party balances as described in Note 10 of the Fiscal 2006 Statements.

August 2005 Affiliate Loan

In August 2005, the Board of the Company obtained a loan (“Loan 2005”) from an affiliate of Targa of $425,000. The Loan 2005 is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the Loan 2005 during the period ending March 31, 2006. The Loan 2005 is secured by an already existing General Security Agreement over Plaintree’s assets. As of March 31, 2006, $629,821 had been advanced with interest accrued to date of $30,593 for a total payable of $660,414.

Convertible Debentures

On June 30 2005, the Company completed a private placement of secured Convertible Debentures having a principle value of $145,000.  $36,000 of the secured debentures was purchased by an affiliate of Targa, the Company’s largest shareholder and a related party, and $109,000 was purchased by a corporation related to a member of the board of directors of Plaintree.  The Convertible Debentures will mature two years after issuance and will be non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full.  At anytime while the Convertible Debentures are outstanding, the holders have the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.04. If the full $145,000 of Convertible Debentures is converted, the Company will be required to issue 3,625,000 common shares in the aggregate.  The Company will have the right to repay the Convertible Debenture at any time on 30 days prior notice, subject to the debenture holder’s right to convert the Convertible Debentures into Plaintree common shares.  In a related transaction, Targa also completed an unsecured loan to the Company for $73,000 having terms substantially similar to the terms of convertible dentures with the exception that there are no conversion rights attached to the loan.

As at June 30, 2005, payment had been received for the $36,000 secured Convertible Debentures purchased by an affiliate of Targa and on July 11, 2005 payment had been received for the $109,000 secured Convertible Debentures purchased by a member of the board of directors of the Company.

1)

In April, 2005 Targa, the Company’s largest shareholder and a related party completed a purchase of secured Convertible Debentures from the Company having a principal value of $220,000.  The Convertible Debentures are due to be repaid in April 2007 (two years after issuance).  The Convertible Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full.  The Convertible Debentures are secured by a general security agreement over the assets of the Company.  At anytime while the Convertible Debentures are outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.11.  In the event that the full amount of the Debentures are converted, Targa will be issued 2,000,000 Plaintree common shares. The Corporation has the right to repay the Debenture at any time on 30 days prior notice, subject to Targa’s right to convert the Debentures into Plaintree common shares.

On February 11, 2005, the Company completed a placement of secured Convertible Debentures having a principal value of $220,000.  Targa, the largest shareholder of the Company, purchased $181,240 of the Convertible Debentures.  Targa is a related party of Plaintree and is controlled by David Watson, the Company’s chief executive officer and a director, and Bill Watson, the Company’s chairman and a director.  The remaining $38,760 of the Convertible Debentures was purchased by a member of the Company’s Board of Directors.  The due date for the payment of the Convertible Debentures is February 11, 2007.  The Convertible Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full and are secured by a general security agreement over the assets of the Company. At anytime while the Convertible Debentures are outstanding, the debenture holders have the right to convert the amounts outstanding under the Convertible Debentures into Plaintree common shares at a conversion price of $0.065.  In the event that the full amount of the Convertible Debentures are converted, Targa and the Board member will be issued a combined total of 3,384,615 Plaintree common shares.  The Company has the right to repay the Convertible Debenture at any time on 30 days prior notice, subject to Targa’s and the board member’s right to convert the Convertible Debentures into Plaintree common shares.

On December 16, 2003, the Company completed a placement of secured convertible debentures (“Debentures”) having a principal value of $900,000.  Targa Group Inc., (“Targa”, the largest shareholder of the Company), purchased all the Debentures.  Of the $900,000 proceeds from the sale of the Debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates.  The balance of the proceeds, $189,614, was satisfied by a cash payment by Targa to the Company.

The due date for the payment of the Debentures was December 16, 2005.  The Debentures were non-interest-bearing until the due date and thereafter bear 10% interest per annum until paid in full. As Debentures are secured by a general security agreement over the assets of the Company.

November 19, 2003 – Loan

On November 19, 2003, the Board of the Company agreed to accept a loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees).  The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum.  The Loan is also secured by an already existing General Security Agreement over Plaintree’s assets.  On December 4, 2003, the Loan was reduced by a cash payment of $189,614 to Targa as part of the settlement of the purchase of Debentures referred to in Note 8.  As of March 31, 2006, the total Loan amount outstanding was $376,849 ($310,386 principal plus $66,463 of accumulated interest; 2005 - $346,780 ($310,386 principal plus $36,394 of accumulated interest).  This amount is included in due to related parties.

Leased facilities

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears including interest of $63,512 (2005 - $48,879) owing to this related party amounted to $282,320 (2005 - $267,687).  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  As a result of the BIA proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable.  This amount is still outstanding as at March 31, 2006 and is included in due to related parties.

Salary deferrals by senior officers

As of April 1, 2002, the Company’s Senior Officers have agreed to defer payment of consulting fees and salaries payable.  At March 31, 2006, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $954,847 (2005 - $733,847), plus interest charges of $113,983 (2005 - $56,624) for a total payable of $1,068,830 (2005 - 790,471).  These amounts are included in due to related parties.

Investment in Partnership and related Bank Loan

The Buhler Partnership is a general partnership and as such Plaintree is jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.

Plaintree is not involved in the day to day management of the Partnership.  In a related transaction, Plaintree obtained a non-recourse credit facility (the "Credit Facility") from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003.  The only security pledged for the Credit Facility is the Partnership Interest itself and the Credit Facility is repaid only from cash distributions received from the Partnership and not from Plaintree’s general working capital.  The credit facility is guaranteed by the Partnership.

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

Changes in accounting policies

Stock-based compensation and other stock-based payments

Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook with respect to stock-based compensation.  The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 12 is based on the fair value at the date of grant of the stock options.  The Company has not restated expenses of prior periods.  An adjustment of $195,498 was made to the opening balance of retained earnings of the fiscal 2005 period to reflect the cumulative effect of the change on the prior periods (see Note 12 to the Consolidated Financial Statements).

Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures for the annual filings covering the fiscal year ended March 31, 2006. Based upon that evaluation, the Company’s Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the applicable Canadian and U.S. Securities regulations is recorded, processed, summarized and reported, within the required time periods specified. There has not been any change in the Company’s internal control over financial reporting in connection with the evaluation required by NI 51-102 that occurred during the fiscal year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company has complied with multilateral instrument 52-109.

Summary of Outstanding Share Data

As at March 31, 2006 the following equity instruments were issued and outstanding:

Common Shares of 90,221,634

Warrants

As of the date of this Form 20F, the Company has no warrants issued and outstanding.

Stock Options

Stock options granted and outstanding at March 31, 2006 of 8,610,000 is able to receive the same number of common shares at exercise prices ranging from $0.08 to $2.31 with the latest expiry being September 9, 2010.   Under the stock option plan, which was last amended at the September 16, 2004 annual general and special meeting of shareholders, the maximum number of stock options which may be granted under the stock option plan is 12,000,000.

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

The following is a summary of the contractual obligations as of March 31, 2006:

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

GIRVAN L. PATTERSON, Director.  Mr. Patterson was appointed a director of the Company in January 2000.  In 1988, Mr. Patterson co-founded CANAI Inc. (which in 1991 became Plaintree) and from 1995 through 1999 was the Vice-President of International Sales, and served as the Corporate Secretary of the Company from 1988 to 2001.  In the past five years Mr. Patterson has held the positions of Chief Executive Officer of e-djuster Inc. and Chief Financial Officer and Chief Executive Officer of Northland Systems Training Inc., a global provider of e-learning solutions.  Mr. Patterson is currently a senior executive with Voxium Inc, a developer of high-end home theater loudspeakers.  Mr. Patterson was educated at Manchester and Aston University in the United Kingdom and holds a Chartered Engineer designation.

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

B.

Compensation

The following table summarizes, for each of the four most recently completed fiscal years of the Company, information concerning the compensation earned by the Company’s: (i) President and Chief Executive Officer; and (ii) Chairman and Vice President, Mergers and Acquisitions (collectively, the “Named Executive Officers”).  No other executive officer of the Company earned $150,000 or greater in salary and bonus during the fiscal year ended March 31, 2006.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation
		Salary	Bonus	Other Annual Compensation (1)	Securities Under Options/ SARs Granted (2)
William David Watson II, President and Chief Executive Officer	2006	$(3)200,000	nil	nil	nil	nil
	2005	$(3)200,000	nil	nil	300,000	nil
	2004	$(3)154,000	nil	Nil	2,700,000	nil
William David Watson, Chairman and VP, Mergers and Acquisitions	2006	$150,000(4)	nil	nil	nil	nil
	2005	$150,000(4)	nil	nil	nil	nil
	2004	$150,000(4)	nil	nil	2,800,000	nil

(1)

Unless otherwise stated, perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the noted executive officers.

(2)

All references are to options to acquire common shares outstanding at the end of each year.

(3)

Salary is annualized. During fiscal 2006 and 2005, Mr. Watson II’s salary was $200,000 per year.  In fiscal 2003, Mr. Watson II agreed to a temporary reduction in his salary to $90,000, which was restored to $200,000 part way through fiscal 2004.  Most of Mr. Watson II’s salary for fiscal 2006, 2005, 2004 and 2003 totalling in the aggregate $650,647.62 has been deferred. The deferred amounts will be paid once Company resources permit.   Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly.

(4)

Fee is annualized.  During fiscal 2006 and 2005, Mr. Watson’s annual fee was $150,000.  During fiscal 2003, Mr. Watson agreed to a temporary reduction in his annual fee to $2,000 per month.  All of Mr. Watson’s fees for fiscal 2006, 2005, 2004, and 2003, except for $2,000 paid in fiscal 2003, totalling the aggregate $418,182.08 have been deferred.  The deferred amounts will be paid once Company resources permit. Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly.

No amounts are set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

Employment Agreement of the Named Executive Officers

William David Watson – Chairman and VP Mergers and Acquisitions

On February 8, 2000, the Company entered into an employment agreement with Mr. William David Watson (the “Watson Agreement”) for his services as Vice President, Mergers and Acquisitions of the Company effective November 1, 1999.  The Watson Agreement is for no fixed term and provides for an initial base salary of $150,000.  Annual bonuses are at the discretion of the board of directors of the Company. The Watson Agreement may be terminated by the Company upon twelve months notice to Mr. Watson or by Mr. Watson upon two months notice to the Company. On September 1, 2001, Mr. Watson changed his status from being an employee of the Company to providing services to the Company through Wade-Tech Corp., a company controlled by Mr. Watson. The Company terminated the Watson Agreement and entered into a consulting agreement with Wade-Tech Corp. for the continued services of Mr. Watson on substantially the same terms as was contained in the Watson Agreement. During the 2003 fiscal year, Mr. Watson agreed to a temporary fee reduction to $24,000 per year. During the 2004 fiscal year, Mr. Watson’s fee was returned to its original level of $150,000 but Mr. Watson agreed to defer payment of all but $2,000 of his fee. During the 2005 and 2006 fiscal years, Mr. Watson’s fee was $150,000 per year and he agreed to again defer payment of his fee.  The deferred amounts will be repaid once the Company resources permit and will accrue interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly until paid.

William David Watson II – President and Chief Executive Officer

On February 8, 2000, the Company entered into an employment agreement with Mr. William David Watson II (the “Watson II Agreement”) for his services as President and Chief Executive Officer of the Company effective November 4, 1999. The Watson II Agreement specifies, among other matters, duties, remuneration, confidentiality, termination of employment and non-competition provisions.  The Watson II Agreement is for no fixed term and provides for an initial base salary of $200,000.  The Watson II Agreement provides for salary to be reviewed on an annual basis and adjusted, as required, to reflect industry standards.  Annual bonuses are at the discretion of the board of directors of the Company. The Watson II Agreement may be terminated by the Company upon twelve months notice to Mr. Watson II or by Mr. Watson II upon two months notice to the Company.  During the 2003 fiscal year, Mr. Watson II agreed to a temporary salary reduction to $90,000 per year. During the 2004 fiscal year, Mr. Watson’s salary was returned to its original level of $200,000 but Mr. Watson agreed to defer payment of his salary. During the 2005 and 2006 fiscal years, Mr. Watson’s fee was $200,000 per year and again he agreed to defer payment of his salary. The deferred amounts will be repaid once the Company resources permit and will accrue interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly until paid.

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

Incentive Stock Options Granted to the Named Executive Officers during Financial Year Ended March 31, 2006

No options were granted to any of the Named Executive Officers during fiscal 2006.

Aggregated Option Exercises During the Most Recently Completed Financial Year Ended March 31, 2005 and Option Values as at March 31, 2005

The following table sets forth information with respect to the exercise of options during the financial year ended March 31, 2005 by the Named Executive Officers and the number and value of unexercised options held as at March 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2005 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options at March 31, 2006 Exercisable/ Unexercisable ($) (1)
William David Watson, Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	nil	nil	2,910,000/nil	nil/nil
William David Watson II, President and Chief Executive Officer	nil	nil	3,100,000/nil	nil/nil

On March 31, 2006, the common shares of the Company were no longer trading on the TSX.

Compensation of Directors

During the fiscal year ended March 31, 2006, no cash remuneration was paid to the directors of the Company for their services as directors.  The Company’s current policy is not to pay cash compensation to any individual for serving as director.  Rather, the directors receive incentive in the form of stock options, at the discretion of the board of directors, for serving as directors of the Company.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to align the personal interest of each of the directors to that of the shareholders.

During the fiscal year ended March 31, 2006, there were no options to acquire common shares of the Company granted to directors.

Incentive Stock Options

The management and the directors of the Company are of the view that to be able to attract the most suitable employees, officers and directors to the Company, it is often necessary to be able to offer them options to purchase common shares, as an incentive or inducement.   See “Executive Compensation – Stock Option Plan”.

As of August 25, 2006, the Company has issued and outstanding options to purchase 8,610.000 common shares at exercise prices ranging from $0.08 per common share to $2.31 per common share, of which options to purchase 8055520 common shares have been granted to directors and officers of the Company.  The following table is a summary of options which have been granted to directors, officers and employees of the Company, which were outstanding as at August 25, 2006.

Holders	Number of Common Shares under Options (1)	Exercise Price Per Common Share	Expiry Date (1)	Market Price at Date of Grant
Officers as a Group (includes Directors who are also Officers)	10,500 100,000 275,000 5,900,000 250,000 300,000	$0.51 $0.39 $0.29 $0.105 $0.12 $0.08	July 9, 2006 November 21, 2006 January 16, 2007 November 19, 2008 June 28, 2009 September 9, 2010	$0.51 $0.39 $0.29 $0.105 $0.12 $0.08
Directors who are not also Officers as a Group	120,000 100,000 1,000,000	$0.39 $0.29 $0.105	November 21, 2006 January 16, 2007 November 19, 2008	$0.39 $0.29 $0.105
All other Employees as a Group	4,500 25,000 175,000	$0.51 $0.29 $0.105	July 9, 2006 January 16, 2007 November 19, 2008	$0.51 $0.29 $0.105
Others (non-employees, Directors, Officers) as a Group	100,000 250,000	$0.08 $2.31	September 9, 2010 April 29, 2008	$0.08 $2.31

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

D.

Employees

As at the date of this document, the Company’s total work force (including service providers) is 7 persons, of which 2 are in sales, 1 in research and development, 2 in manufacturing and 2 in administration.  All employees and service providers execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees are not unionized.

E.

Share Ownership

The following table sets out the names of the directors and senior management of the Company together with the number of shares of the Company held, directly or indirectly, by each as at the date of this document;

Name(1)	Position(s) with the Company	Number of Shares(4)
William David Watson	Director, Chairman of the Board of the Company, Vice President – Mergers and Acquisitions	70,000(3)
W. David Watson II	Director, Chief Executive Officer and President	(3)
Robert G. Shea	Director	1,314,000(2)
Jerry Vickers	Director	Nil
John Buchanan	Director	Nil
Girvan L. Patterson	Director	18,000
Lynn E. Saunders	Vice President of Operations	Nil
Jason Lee	Vice President of Business Development	Nil

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

(4)

Does not include the following options to acquire common shares of the Company granted to the directors: William David Watson - 2,900,000 options, William David Watson II - 3,100,000 options, Robert Shea - 370,000 options, Girvan Patterson - 350,000 options, Jerry Vickers - 250,000 options and Hon. John Buchanan - 250,000 options

As at the date hereof, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 1,402,000 common shares, representing 2% of the common shares then outstanding (excluding any common shares to be obtained on the exercise of options held by the directors and officers).

Stock Option Plan

Stock Option Plan

The purpose of the Stock Option Plan is to encourage ownership of common shares by directors, officers, service providers and employees of the Company and its subsidiaries and thereby provide additional incentive for such directors, officers, service providers and employees of the Company and its subsidiaries to promote the success and business of the Company and its subsidiaries.

The Stock Option Plan is administered by the board of directors of the Company and provides that a majority of members of the board participating in any decisions as to a grant of options under the Stock Option Plan shall be persons who are not employees of the Company.  Options may be granted at any time to any director, officer, service provider or employee (who shall be a full-time salaried) of the Company or its subsidiaries, taking into consideration, among other things, the past, present and potential contribution of a particular director, officer, service provider or employee to the success of the Company, the value of his or her services to the Company and any other factors which the board of directors may deem proper and relevant provided that a director to whom any option may be granted may not participate in the discussion of the board of directors to grant such option.

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

The maximum term of any option granted under the Stock Option Plan is ten (10) years from the date of grant of the option.  However, it is currently the Company's practice to grant options that expire five (5) years after the date of grant.  The expiration of any option is accelerated if the optionee's employment or cessation of involvement with the Company terminates for any reason, other than for just cause, in which case the unexercised options granted to such optionee immediately terminate.  Subject to different arrangements being made between the Company and an individual optionee, the Stock Option Plan provides that the optionee has 90 days from the date of termination, resignation, removal or discharge to exercise all existing options, except in the case of death of an optionee, in which case options may be exercised by the legal representative (or by the person or persons to whom the rights of the optionee have passed by will or operation of law) generally for a period of 180 days from the date of death.  Other than on death, the options are non-transferable.

The maximum number of options that may be granted under the Stock Option Plan, as approved by the shareholders at the last annual and special meeting held on September 16, 2004, is 12,000,000, representing 13.3% of the issued and outstanding common shares of the Company.  In addition, the number of common shares which may be reserved for issuance on the exercise of options granted under the Stock Option Plan and granted under any other arrangement to any one individual (including insiders of the Company) shall not exceed 5% of the issued and outstanding common shares of the Company (on a non-diluted basis) at the time of the grant.

The exercise price of an option is set by the board of directors at the time of grant, based upon the closing price, on the trading market that the Company’s shares are then available to be traded or quoted, of the common shares on the last trading day prior to the date of the grant.  Currently, the Company’s common shares are quoted on the US OTCBB.  Payment of the exercise price of an option may be made by cash, certified cheque or bank draft.  The Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of common shares.

The board of directors may suspend, amend or terminate the Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby unless the affected participant consents to such amendment.  The further approval of the Company's shareholders is required only for amendments that increase the number of shares available for issuance under the Stock Option Plan, that materially increase the benefits accruing to participants, or that materially change the class of persons eligible for the granting of options. As of the Record Date, the Company has issued and outstanding options to purchase 8,610,000 common shares, representing 9.54 % of the issued and outstanding common shares of the Company, at exercise prices ranging from $0.08 to $2.31 per common share.

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

(c)

The following table sets forth the common shares held by the owners of 5% or more of the common shares, as known to the Company as of August 25, 2006.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class(1)
Common Shares	Targa Group Inc. (2)	25,246,760(3)	28.0%

(1)

As at March 31, 2006 and August 25, 2006 there were 90,221,634 common shares outstanding.  The

percentage presented in the column does not reflect any of the common shares to be obtained on the   exercise of options currently outstanding.

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

(1)

During fiscal 2006, total rent expenses of $0 (2005 - $12,000) were paid to companies controlled by Targa for storage services. An amount of $12,000 was incurred in fiscal 2006 but remained unpaid at March 31, 2006. During fiscal 2006, William David Watson II agreed to defer his entire salary of $200,000 and William David Watson agreed to defer his entire compensation of $150,000.  Such amounts are to be paid once Company resources permit.

(2)

See disclosure relating to convertible debentures in Item 5.B.

(3)

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears including interest of $63,512 owing to this related party amounted to $282,320.  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  As a result of the Company’s proposal under the Bankruptcy and Insolvency Act (Canada) to creditors completed in 2003, the forbearance agreement is now in default and the amounts owing are due and payable.

(4)

As of April 1, 2002, the Company’s senior officers have agreed to defer payment of consulting fees and salaries payable.  These fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $954,847, plus interest charges of $113,983 for a total payable of $1,068,830

(5)

In August 2005, the Board of the Company obtained a Loan (“2005 Loan”) from an affiliate of Targa of $425,000. The 2005 Loan is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the 2005 Loan during the period ending March 31, 2006. The 2005 Loan is secured by an already existing General Security Agreement over Plaintree’s assets. As of March 31, 2006, $629,821 had been advanced with interest accrued to date of $30,593 for a payable of $660,414.

(6)

On November 19, 2003, the Board of the Company agreed to accept a Loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing General Security Agreement over Plaintree’s assets. On December 4, 2003, the Loan was reduced by a cash payment of $189,614 to Targa as part of the settlement of the purchase of Debentures. As of March 31, 2006, the total Loan amount outstanding was $376,849 made up of $310,386 principle and interest of $66,463.

ITEM 8:  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the Company’s 2006 Annual Report:

(a)

Independent Auditors  Report relating to the Consolidated Financial Statements and notes thereto;

(b)

Consolidated Statements of Operations and Deficit for the Years Ended March 31,  2005 and 2006;

(c)

Consolidated Balance Sheets as at March 31, 2003, 2004 and 2005;

(d)

Consolidated Statements of Changes in Cash Flows for the Years Ended March 31, 2003, 2004 and 2005;

(e)

Notes to the Consolidated Financial Statements.

B.

Significant Changes

None

ITEM 9:  THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low sale prices of the common shares for the fiscal periods indicated:

Toronto Stock Exchange (TSX)(1)
	Price Per Share (Canadian $)
	High	Low
Full Financial Years (Five Most Recent – ending on March 31 in each year)
2002	0.69	0.20
2003	0.23	0.025
2004	0.21	0.03
2005	0.15	0.045
2006
Full Financial Quarters (Two Most Recent Years ending on March 31 in each year and Q1 2006 ending on June 30, 2005)
2005
First Quarter	0.14	0.10
Second Quarter	0.12	0.075
Third Quarter	0.095	0.045
Fourth Quarter	0.15	0.065
2006
First Quarter	0.08	0.035
Second Quarter	.07	.10
Third Quarter(1)	n/a	n/a
Fourth Quarter(1)	n/a	n/a
2007
First Quarter(1)	n/a	n/a
Monthly (Most Recent 6 Months ending on August 31, 2006)
March 2006(1)	n/a	n/a
April 200(1)6	n/a	n/a
May 2006(1)	n/a	n/a
June 2006(1)	n/a	n/a
July 2006(1)	n/a	n/a
August 2006(1)	n/a	n/a

(1)

The Company’s common shares were delisted on the Toronto Stock Exchange on Oct 17, 2005.

As of August 25, 2006, approximately 56% of the Company’s common shares, or 10,239,246 common shares, were held by 56 persons having addresses of record located in the United States.

B.

Plan of Distribution

Not Applicable

C.

Markets

The Company’s common shares were listed on the TSX since June 1993 but were delisted effective on the close of the market on October 17, 2005 for failure to meet the continued listing requirements.  The Company’s shares were listed on the NASDAQ National Market from May 1995 until April 1, 1999.  The Company's common shares are also quoted on the OTCBB.

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

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2006. Based upon that evaluation, the Company’s Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. There has not been any change in the Company’s internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Securities Exchange Act of 1934 that occurred during the fiscal year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and evaluates the effectiveness of the Company’s internal control over financial reporting.  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006 concluded that the internal control over financial reporting is effective and no material weakness in the Company’s internal control over financial reporting was identified by management.  There have been no changes in internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The public accounting firm that audited the Company’s financial statements has not issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP have been the auditors of the Company for the last three fiscal years. Audit Fees for 2006 were $49,300 (2005 - $37,000) and tax fees for 2006 were $26,750 (2005 – $27,314). The Audit Committee preapproves all audit fees and tax fees from detailed quotations.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17:  FINANCIAL STATEMENTS

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the Company’s 2006 Annual Report;

(a)

Independent Auditor’s Report relating to the Consolidated Financial Statements and notes thereto;

(b)

Consolidated Statements of Operations and Deficit for the Years Ended March 31, 2004, 2005 and 2006;

(c)

Consolidated Balance Sheets as at March 31, 2005 and 2006;

(d)

Consolidated Statements of Changes in Cash Flows for the Years Ended March 31, 2004, 2005 and 2006; and

(e)

Notes to the Consolidated Financial Statements.

ITEM 18:  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19:  EXHIBITS

Number	Title
1

Plaintree Systems Inc. 2006 Annual Report to Shareholders (incorporating herein by reference thereto the Company’s Consolidated Financial Statements and Notes thereto, together with the report thereon of Deloitte & Touche, LLP, on pages 5 to 22, inclusive)

2	Financial Information of Buhler Manufacturing Partnership for the fiscal year ended September 30, 2005

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August  25, 2006

PLAINTREE SYSTEMS INC.

Per:

David Watson

President and Chief Executive Officer