Form 20-F
period 2007-03-31
PLAINTREE SYSTEMS INC
filed 2007-10-01
CIK 943946

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

[Mark One]

[ ]  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2007

or

[ ]  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _______________

or

[ ]  Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report _______________________

Commission File Number: 0-25872

Plaintree Systems Inc.

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of Incorporation or Organization)

90 DeCosta St. Arnprior, Ontario,  K7S 3X1, Telephone (613)  623- 3434

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class

Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

_______Common Shares, without par value________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

90,221,634 Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _____  No__X__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes __X_   No____

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer _____  Accelerated filer _____ Non-accelerated filer __X___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X___  No____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __X___ Item 18 ____

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the the Securities Exchange Act of 1934  subsequent to the distribution of securities under a plan confirmed by a court.

Yes ______ No___

Table of Contents

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3:  KEY INFORMATION

1

ITEM 4:  INFORMATION ON THE COMPANY

3

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

9

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

21

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

28

ITEM 8:  FINANCIAL INFORMATION

29

ITEM 9:  THE OFFER AND LISTING

30

ITEM 10:  ADDITIONAL INFORMATION

31

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

34

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

34

PART III

34

ITEM 17:  FINANCIAL STATEMENTS

34

ITEM 18:  FINANCIAL STATEMENTS

35

ITEM 19:  EXHIBITS

35

SIGNATURES

35

Caution Regarding Forward Looking Information

This Form 20-F (“20-F”) of Plaintree Systems Inc. (the “Company” or “Plaintree”) contains certain statements that to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the free space optics (“FSO”) industry; technological change; currency value fluctuation and  general economic conditions worldwide; Plaintree’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels; Plaintree’s continued reliance on fees for management services provided to related parties and the continued reliance on the decision of related parties to refrain from excercing their rights to enforce security over all the assets of the Company due to debt instruments continuing to be indefault.

 This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described elsewhere in this 20-F and in the other documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  All dollar amounts referred to herein, unless otherwise stated, are in Canadian dollars.

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

Summary of Financial Information
	Year ended March 31,
	2003	2004	2005	2006	2007
Net sales	$1,304,068	$258,739	$345,395	$1,691,334	$2,162,796

Income (Loss) from operations	$(3,282,886)	$(585,066)	$(2,199,996)	$(585,066)	$729,186
Net Income/Loss	$(3,463,266)	$(710,451)	$(1,977,305)	$(330,011)	$969,752
Net assets (net book value)	$(905,686)	$(540,137)	$(2,217,221)	$(2,389,875)	$(1,417,879)
Total assets	$540,414	$17,203,804	$11,283,912	$7,542,773	$5,911,934
Capital stock (excluding long term debt and redeemable preferred stock)	$97,561,140	$97,561,140	$97,561,140	$97,561,140	$97,561,140
Number of common shares outstanding	90,221,634	90,221,634	90,221,634	90,221,634	90,221,634
Long term debt and capital leases	-	-	-	-	-
Dividends per share	-	-	-	-	-
Net Income/Loss per share	$(0.04)	$(0.01)	$(0.02)	$(0.00)	$0.01
Net loss per share on a fully diluted basis	$(0.04)	$(0.01)	$(0.02)	$(0.00)	$0.01

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

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

The risk factors that are specific to the Company include the absence of profitable operations, the financial position of the Company, the ability of the Company to raise sufficient capital to satisfy operational cash flow requirements, dependence of the Company on proprietary technology, the reliance of the Company on the decision of related parties to continue to refrain from enforcing security over the Company’s assets due to debt instruments continuing to be in default; the reliance of the Company on fees derived from management services provided to related parties that may be terminated by such related parties at any time on short or no notice ; the attraction and retention of highly skilled employees, the establishment and the maintenance of the Company’s sales force and the Company’s distribution channels, the marker acceptance of the Company’s new products, competition, the dependence of the Company on key personnel, fluctuations in exchange rates and the possible infringement of the Company’s intellectual property rights by third parties, there is no assurance that the Company will continue to earn management services revenue and the Company has no further entitlement to distributions from the Buhler Partnership (as later defined) which has been providing cash distributions to the Company since 2003.

ITEM 4:  INFORMATION ON THE COMPANY

A.

History and Development of the Company

Incorporation

Plaintree is the continuing company resulting from the amalgamation of CANAI Computer and Network Architecture Inc., 2879484 Canada Limited and Plaintree Systems Inc. (old Plaintree) under the Canada Business Corporations Act pursuant to articles of amalgamation dated May 20, 1993.  The Company’s articles of amalgamation were amended: (i) on November 27, 1997, to create 7,000 Series I convertible preferred shares; (ii) on April 7, 1998, to permit the directors of the Company to determine, subject to the minimum and maximum numbers set out in its articles, the number of directors of the Company and to appoint one or more additional directors until the following annual meeting of shareholders provided the number so appointed does not exceed one third the number of directors elected at the previous annual meeting; and (iii) on June 2, 1998, to create 9,000 Series II convertible preferred shares.  The Company’s head office is located at 110 Decosta Street, Arnprior, Ontario, Canada K7S 3X1, telephone number (613) 623-3434.

As of the date of this 20-F, the Company has a wholly-owned inactive subsidiary, Plaintree Systems Corporation, a corporation incorporated under the laws of the State of Delaware in June 1993 and a wholly-owned subsidiary, 4178611 Canada Inc. (“4178611”), a corporation incorporated under the Canada Business Corporations Act on July 8, 2003.

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

Corporate Strategy

Plaintree has carefully managed its fiscal resources over recent years and continues to wait for a recovery to occur within the wireless sector. In fiscal 2005, the Company made a preliminary conclusion that a recovery was under way and during fiscal 2005 increased its sales force and expenditures on sales and marketing and research and development activities. However, the recovery has proven to be taking longer than expected. In fiscal 2006, the Company scaled back its sales and marketing and research and development activities.

As the Company’s legacy products are not currently producing sufficient revenue to sustain the continuing operations of the Company, the Company has increased providing management services to related parties and earned income in through its investment in the Buhler Partnership (as defined below) in fiscal 2007 to mitigate its losses and provide capital to continue operations. The requisition of additional management services is at the discretion of the related party with no minimum commitment and the services, and related income, may cease at any time. Additionally, the Buhler Partnership income to Plaintree was derived from income generated by the Buhler Partnership and was subject to a maximum net distribution to the Company of $1,400,000 which the Company has received as of the date of this 20-F.  The Company has no further rights to any distributions from the Buhler Partnership.

Investment in Partnership and related Bank Loan

In fiscal 2003, the Company acquired a 49% equity interest in the Buhler manufacturing partnership (the “Buhler Partnership”).   In a related transaction, Plaintree obtained a non-recourse credit facility (the “Credit Facility”) from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Buhler Partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003.  Subsequent to March 31, 2007 but prior to the date of this 20-F, a final distribution was made from the Buhler Partnership to the Company reducing the Company’s interest to nil and the Credit Facility was also reduced to nil.  See Item 5.A “Buhler Partnership Interest” and Item 5.B “Investment in Partnership and Related Bank Loan” for further details.

2005 TSX Delisting

The common shares of Plaintree were delisted by the Toronto Stock Exchange (the “TSX”) as of the market close on October 17, 2005 for failure to meet the continued listing requirements of the TSX.

B.

Business Overview

Pursuant to the Canadian Institute of Chartered Accounts’ (“CICA”) Handbook Section 1701, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions regarding how to allocate resources and assess performance.  The Company’s chief operating decision maker is the Chief Executive Officer.

To date, the Chief Executive Officer has viewed the Company’s operations as principally one business segment: the design, development, manufacture, marketing and support of computer networking products. The Company from time to time also provides management services to related companies.

The Company determines the geographic location of revenues based on the location of its customers.  All of the Company’s assets are primarily located in Canada.

Revenue by geographic location

	2007	2006	2005
Management Services Revenue
Canada	$2,014,500	$1,545,750	$-

Product Revenue
Canada	$ 40,838	$19,223	$41,879
United States	$ 50,912	$60,639	$144,862
Europe	$ 10,824	$27,000	$120,536
Other	$ 45,722	$38,722	$38,118
	$148,296	$145,584	$345,395

Total Revenue	$2,162,796	$1,691,334	$345,395

Overview

Plaintree designs, develops, manufactures, markets and supports infrared optical wireless transmission links.    The Company’s goal is to become a global leader in the field of FSO, which is becoming the accepted terminology for optical wireless.  This is based on the combined attributes of the Company’s optical wireless engineering expertise with its specialization in light emitting diode (“LED”) technology, and the solution that the optical wireless links provide to the broadband access bottleneck or the “last mile” connection problem.

Key elements of the Company’s strategy to achieve this goal include developing and manufacturing a broad range of the WAVEBRIDGE FSO links to provide high-speed network connections for a variety of customers.   The

Company intends to continue to build a global sales presence through a network of value added resellers (“VARs”) and value added integrators (“VAIs”) strategically positioned around the world.

The Company’s WAVEBRIDGE links send information (voice, video and data) on a beam of infrared light. These links act as a replacement for cable or fiber, thus avoiding the delay and expense of the planning and installation of wireline connections.  Simplicity of installation of the WAVEBRIDGE links ensures they can be up and running in a matter of hours thus avoiding costly network downtime.  These links are also an alternative to microwave or radio frequency (“RF”) systems as they require no licensing.  The high deployment densities of RF and microwave systems cause frequency interference and overlap problems that are not experienced by FSO systems.  Optical wireless systems can also carry a bigger payload than RF systems, making it a very attractive solution.

Plaintree specializes in LED technology.  Although FSO refers to both laser and LED technologies, they differ in many respects including eye-safety, reliability and atmospheric attenuation.

The WAVEBRIDGE links have a class 1 eye hazard rating from the International Electrotechnical Commission and the American National Standards Institute, the most eye-safe rating possible. The class 1 rating means that the WAVEBRIDGE LED links can be viewed for any length of time, with or without binoculars, under all foreseeable circumstances. This is of tremendous importance as binoculars or other viewing aids are often used in the initial alignment of optical wireless equipment.

The Company also provides management services to related parties for a fee.

Background

Founded in 1988, Plaintree’s original focus was engineering and manufacturing intelligent network switches that quickly gained a reputation for their robustness and reliability.   Many of these switches continue to be in use as network backbones around the world.

As part of a business arrangement with Targa Group Inc. (“Targa”) in 2000, now Plaintree’s largest shareholder and a related party, Plaintree hired key members of Targa’s management team.  Shortly after the Targa business arrangement, Plaintree completed a strategic acquisition that positioned the Company to become a leader in the optical wireless networking market. Plaintree purchased the assets of A.T. Schindler Communications Inc. (“ATS”) an early entrant into the field of optical wireless communication.  Established in 1985, ATS introduced its first wireless local area networks in 1991, under the name FiRLAN.

Plaintree was to remain a switching manufacturer with a secondary line of business relating to optical wireless.  However, the markets for Plaintree’s products have changed dramatically since fiscal year 2001.  Switching supply has grown and demand has fallen, leading to the predictable fall in margins.  Optical wireless on the other hand has a market that appeared ready to grow.  Plaintree decided that the interests of its shareholders would be best served by focusing management, marketing, sales, manufacturing efforts and financial resources in serving the optical wireless market rather than on the lower margin, highly competitive, network switching market.

Products

Plaintree offers a series of optical wireless links to meet a broad range of customer requirements.  All FSO communications systems need line-of-sight for connectivity.  The only factor limiting the reliability of these systems is fog.  Installation planning can reduce this factor by calculating the fade margin to measure optimum distance between the links.

WAVEBRIDGE LS Series

The 300 series is a lightweight, easily transported design, intended for indoor use such as a small office. This is an ideal application for LEDs in particular as the units can be located near people without any concerns regarding eye hazards. It is also ideal for special events or emergency applications as set-up time is minimal and the equipment can be moved easily.  This very cost-effective unit offers speeds of up to 155 megabits per second (“Mbps”) and covering distances from 27 meters to 500 meters.  The 300 series also offers a multiplex unit that offers an additional E1/T1 line as well as the 10 Mbps. E1/T1 lines are essentially a telephone line.

WAVEBRIDGE 500 Series

The 500 series is primarily an outdoor system but can also easily be mounted indoors to operate through windows.  It provides a variety of connection speeds from E1 or T1 through to 155 Mbps ethernet or a combination of both.  With a range of up to 1,000 meters, businesses can now eliminate the hassles of last mile connectivity and get high speed network connections in just a few hours. This solution is favoured by Internet service providers (“ISPs”), cellular operators and information technology (“IT”) managers due to its reliability and rapid installation. Businesses can connect offices or create their own backbone across rivers, highways, streets or courtyards.

WAVEBRIDGE XT Series

The 600 XT series is an open protocol, full duplex system offering speeds up to 100 Mbps fast ethernet/155 Mbps asynchronous transfer mode up to 2,000 meters. This product meets the requirements of customers such as ISPs, cellular operators and enterprise customers who need greater bandwidth than 10 Mbps.

WAVEBRIDGE WB SM

The WBSM is the newest addition to the FSO product line.  This new product line is an industry unique solution that has been designed specifically for the multi system operator (typically cable companies) to address the small to medium business customer. Plaintree is presently the only FSO company in the world that has a solution for this market.  The key attributes for this product are: speeds from 1 to 155Mbps, 100% eye-safety, and a wide beam for sway and vibration protection. The wide beam allows unique flexible mount options including towers, poles and cable strands.

Applications

Plaintree’s range of WAVEBRIDGE optical wireless links are designed for a variety of applications and customers.

Cellular and global system for mobile (“GSM”) communications operators can connect their base stations to micro-cells using Plaintree’s WAVEBRIDGE optical wireless links. The use of FSO in this application helps the cellular companies avoid the frequency interference problems in areas of high congestion. They can also avoid the expense and delay of installing a fiber line to connect the micro-cells to the base station.

ISP customers are demanding more bandwidth and the capacity to carry rich media.  ISPs can use the WAVEBRIDGE links to deliver high bandwidth to business parks, multi-tenant units, multi-dwelling units, hotels and strip malls and avoid the monthly cost of leased lines.

Businesses can connect remote buildings and create their own virtual private network.  This is of particular interest to government agencies that are looking for a high degree of channel security in their network.  Interception of the beam is immediately detectable by network management as it would cause interruption of the signal, immediately notifying IT managers.

Other applications include mining, manufacturing, tele-health and avionics.  The abundant use of RF systems in wireless applications will continue to cause frequency interference in some areas. FSO does not require spectrum licensing and does not experience RF overlap and interference. This is of great importance in areas where frequencies are highly regulated such as airports or hospitals.

Marketing; Sales and Customer Support

The Company markets its products world-wide through direct sales, VARs, distributors, VAIs and Internet management.

Value Added Resellers (VARs)

The Plaintree reseller program has established close working relationships with a limited number of solution providers to serve as an extended sales and support force in Canada, the United States and around the world. These programs combine a selective recruitment process with a comprehensive partnering methodology, allowing Plaintree authorized resellers to promote, sell and support the WAVEBRIDGE products. The authorized Plaintree reseller program ensures that resellers are carefully selected to offer focused value-added services or solutions.  They share Plaintree’s commitment to customer satisfaction and undergo extensive training to ensure they have the same world class selling and support skills as those required internally. The Company has signed contracts with approximately 35+ VARS throughout the world. Several of the contracted VARs have offices in multiple countries and regions.

Value Added Integrators (VAIs)

Plaintree has established a network of systems integrators who include WAVEBRIDGE products in total solutions for customers.  VAIs enjoy VAR purchasing privileges and provide increased market exposure for Plaintree.

Customer Support

The Company believes that high-quality customer service and support is essential to developing long-term relationships with its customers.  The Company provides support to its customers for all of its products.  This includes technical advice, trouble diagnosis and repair.  Except for repair, such services are usually provided by telephone.  Since replacement of failed equipment is crucial to most customers, the Company provides overnight replacements (where possible) to its customers.  The Company’s products typically have warranties of up to 12 months, with extended warranties also available.  To date, the Company has not experienced any significant warranty claims.

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

Operations

The Company’s manufacturing operations are located close to the Ottawa region near a substantial community of high technology companies.

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

Two of the larger FSO companies, AirFiber Inc. and Terabeam Corp., did focus on mesh network applications, involving several device installations and the cost of acquisition, installation and maintenance make these systems more appropriate to large carriers and very large enterprises. Airfibre has ceased to exist and Terrabeam has changed its product line.

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

Human Resources

As at the date of this document, the Company’s total work force is currently 7 persons. All employees execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees are not unionized.

Facilities

The Company’s manufacturing, research and development and administrative operations has just moved into rented premises of approximately 4000 square feet,  in Arnprior, Ontario situated in the western of the Ottawa, Ontario region.  On April 2, 2007, the Company entered into an agreement to sell its land and building located in Arnprior, Ontario for proceeds of $290,000. The sale closed on September 10, 2007.

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

C.

Organizational Structure

See “ITEM 4, Section A. History and Development of the Company”.

D.

Property, Plants and Equipment

The Company’s property, plant and equipment includes the land and building as stated under “Facilities” above, as well as computer and office equipment, software and furniture and fixtures (see Note 7 to the Fiscal 2007 Statements (as later defined). Property and plant were sold as described in “Facilities” above.

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

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2007, 2006 and 2005 should be read in conjunction with the audited consolidated financial statements and notes of Plaintree for the year ended March 31, 2007 (“Fiscal 2007 Statements”). Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Overview

Located in Arnprior, Ontario, Plaintree develops and manufactures the WAVEBRIDGE series of FSO wireless links using class 1, eye-safe LED technology providing high-speed network connections for cable companies, ISPs, traditional telecommunication companies, GSM or cellular operators, airports and campus networks.  Acting as a replacement for cable, fiber or RF systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems and same day installation for rapid network deployment.

Plaintree has expanded its revenue generating activities to include management consulting services to related companies. The Company also earned income in fiscal 2007 from its investment in the Buhler Partnership but as of the date of this 20-F, Plaintree has received its maximum aggregate distribution of $1,400,000 and it no longer has any right to future distributions from the Buhler Partnership.

The Company’s shares have been delisted from the TSX and the Company has no present plans to start any action for relisting on any Canadian exchange until product sales increase significantly.  The Company’s common shares continue to be quoted on the OTCBB in the United States.

Outlook

The Company’s legacy products are not currently producing sufficient revenue to sustain the continuing operations of the Company. The Company has been earning management services revenue from related parties and earned income from its investment in the Buhler Partnership to mitigate its losses and provide capital to continue operations but as of the date of this 20-F, Plaintree has received its maximum aggregate distribution from the Buhler Partnership.  The requisition of additional management services is at the discretion of the related party with no minimum commitment and the services, and related income, may cease at any time.

The Company’s total working capital deficit is $3,281,562 million at March 31, 2007.  The working capital deficit and the Company’s ongoing operations will need to be funded through additional capital in the near term.

There can be no assurances that the Company will secure the necessary financing or achieve the operating results required to continue as a going concern. To date, the Company has not secured such funding either through an equity investment or strategic partnership. If these events do not occur, the Company may cease operations.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 19 to the Fiscal 2007 Statements.

As stated in Note 1 to the Fiscal 2007 Statements, the Fiscal 2007 Statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s history of losses and an accumulated deficit of $100,263,264 as at March 31, 2007.  The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

There can be no assurances that the Company will secure the necessary financing or achieve the operating results required to continue as a going concern. To date, the Company has not secured such funding either through an equity investment or strategic partnership. If these events do not occur, the Company may cease operations.

The following table sets forth selected financial information from the Fiscal 2007 Statements.

Statement of Operations Data
($000s, except per share data)	Fiscal Years Ended
	2007	2006	2005
Revenue	$2,162	$1,691	$345

Operating income/loss	$729	(585)	(2,200)

Net income/loss	$969	(330)	(1,977)
Basic and diluted earnings/loss per share	$0.01	$(0.00)	$(0.02)
Balance Sheet Data
($000s)	As at March 31
	2007	2006	2005
Total assets	$5,911	$7,543	$11,284
Total liabilities	$7,329	9,933	13,501
Long-term liabilities	Nil	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil

Buhler Partnership Investment

In July 2003, the Company acquired a 49% interest in the Buhler Partnership for $20,000,000. The Company obtained the Credit Facility to finance the acquisition and a restructuring completed at the time. The investment by Plaintree in the Buhler Partnership was completed to provide Plaintree with a portion of the cash distributions expected to be received from the Buhler Partnership, net of repayment of the Credit Facility principal and interest and other partnership related expenses. Plaintree’s interest in the Buhler Partnership was limited to receiving its proportionate gross distributions from the income distributed by the Buhler Partnership to a maximum aggregate amount of approximately $21,610,000.  As of the date of this 20-F, the Buhler Partnership has distributed to Plaintree this amount and Plaintree has ceased to be entitled to any further distributions and ceased to be a partner. The gross partnership distributions to Plaintree after interest and related expenses are deducted were split at 94.3% to reduce the principal amount outstanding on the bank loan and 5.7% payable to Plaintree. Plaintree’s net cash proceeds realized under the partnership agreement of $1,400,000 (net of the payment of interest and principal on the Credit Facility, bank fees and related guarantee fees) has been received and the Credit Facility and all related expenses have been fully satisfied.

During fiscal 2007, Plaintree was allocated aggregate partnership distributions of $4,416,577 from the Buhler Partnership. From the distribution, a payment of $3,900,000 was made to reduce the Credit Facility. Plaintree’s Buhler Partnership interest was reduced to $1,700,000 at March 31, 2007 (2006 - $5,600,000), as a result of distributions from the Buhler Partnership (net of interest and related fees and expenses) of $3,900,000 during fiscal 2007 (2006 - $5,100,000).

In fiscal 2007, the Company received payments totaling $268,334 (2006 - $273,395, 2005 -  $258,835) and reported $516,577 (2006 - $602,130, 2005 - $762,397) of Buhler Partnership income from distributions received from the Buhler Partnership.  Also recorded was bank loan interest of $214,994 (2006 - $272,290, 2005 - $440,227) deducted before Plaintree’s net proceeds and other partnership related expenses of $59,677 (2006 - $83,785, 2005 - $79,497), which is made up of financing expense of $26,427 (2006 - $25,617, 2005 - $22,976) paid out of Plaintree’s proceeds and guarantee fees of $33,250 (2006 - $58,168, 2005 - $56,521) paid before Plaintree’s net proceeds.  As of March 31, 2007, a quarterly Buhler Partnership income allocation of $112,061 (2006 - $49,317) was due and payable and recorded as a receivable on the Fiscal 2007 Statements.

The Buhler Partnership is a general partnership and as such Plaintree was jointly and severally liable with the other partners of the Buhler Partnership for the debts and obligations of the Buhler Partnership if the Buhler Partnership had been unable to satisfy same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Buhler Partnership.

The carrying value of the Buhler Partnership is assessed for impairment when there has been a loss in value that is other than temporary. As of March 31, 2007, the Buhler Partnership’s unaudited summarized financial information is as follows:

	2007	2006
	(Unaudited)	(Unaudited)
	(000’s)	(000’s)

Current assets before amounts due from related parties	$47,439	$49,616
Due from related parties – current	80,796	81,784

Total current assets	$128,235	$131,400

Total assets	$128,250	$131,415

Bank indebtedness	$3,958	$12,657
Other current liabilities	14,408	9,836
Due to related parties	17,591	24,221

Total liabilities	$35,957	$46,714

Total revenue	$34,082	$40,570
Cost of goods sold	23,989	30,193

Gross margin	$10,193	$10,377

Net Income	$5,684	$4,321

Critical accounting estimates

The following critical accounting policies and significant estimates are used in the preparation of the Company’s consolidated financial statements:

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

Management services revenue is recognized as services are delivered or when there is persuasive evidence of an arrangement and collection is reasonably assured.

Investment in Partnership

The Company had a 49% interest in the Buhler Partnership as at the end of fiscal 2007.  The Company accounted for the Buhler Partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment.

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

Use of accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.  Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of assets, valuation of the investment in partnership, inventory, stock-based compensation, accrued liabilities, deferred revenue and bifurcation of convertible debentures.  Actual results could differ from the estimates made by management.

Stock option plan

The Company has stock option plans as described in Note 12 to the Fiscal 2007 Statements.  Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook with respect to stock-based compensation.  The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 12 to the Fiscal 2007 Statements is based on the fair value at the date of grant of the stock options.  The Company has not restated prior periods.  An adjustment of $195,498 was made to the opening balance of retained earnings of the fiscal 2005 period to reflect the cumulative effect of the change on the prior periods.

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

Results of Operations

	($000s, except per share and % amounts) Fiscal Year			Change from Fiscal
	2007	2006	2005	2006 to 2007	2005 to 2006
Management services revenue – related party	$2,014	$1,545	$-	$468	$1,545
Product and service revenue	$148	$146	$345	$2	($199)
Total revenue	2,162	1,691	$345	$470	$1,346
Cost of revenue	701	518	172	182	346
Gross margin	1,461	1,173	173	288	1,000
	67.6%	69.3%	50.2%	(1.7%)	19.1%
Operating expenses:
Sales & marketing	59	569	821	(510)	(252)
Finance & administration	181	344	835	(163)	(491)
Research & development	164	324	314	(160)	10
Interest	183	520	403	(193)	117
		1,758	2,373	(1,026)	(615)
Income/(loss) from operations	729	(585)	(2,200)	(1,314)	1,615
Partnership income	516	602	762	(85)	(160)
Other partnership expenses	(59)	(84)	(79)	24	(4)

Other income (expense)	(1)	9	(20)	(10)	29
Bank loan interest	(214)	(272)	(440)	57	168
Net Income/loss	$969	$(330)	$(1,977)	$1,300	$1,647

Basic and diluted earnings/loss per share	$0.01	$(0.00)	$(0.02)

Revenues

Management services revenue from related parties

Management services revenue of $2,014,500 in 2007 was earned by providing and charging for the services of certain Plaintree management under an arrangement with a company controlled by a significant shareholder. These services are provided as requested by the related party and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Product and service revenue

Total product and service revenue for fiscal 2007 was $148,296 as compared to $145,584 in fiscal 2006 and $345,395 in fiscal 2005.  Product and service revenue increased from fiscal 2006 to fiscal 2007 by $2,712.  Product and service revenue decreased from fiscal 2005 to fiscal 2006 and remained relatively constant in fiscal 2007 primarily due to continued weak demand for telecommunications and wireless products resulting in revenues being below expectations.

Gross Margin

Total gross margin from management services revenue, from related parties, and product and service revenue for fiscal 2007 was $1,461,504 or 67.6% compared to 69.3% in fiscal 2006 and 50.2% in fiscal 2005. The gross margin for 2007 consists of margin on management services to related parties of $1,105,875 or 71.5% of management services revenue and margin on product and services revenue of $22,224 or 15.0% of sales. The gross margin on management services revenue consists of revenues earned less direct employee salaries and benefits. This margin is expected to remain consistent for any management services revenue charged to related parties going forward.

Gross margins related to product sales have been uncharacteristically high in the 2005-2007 years due to the sale of legacy products whose inventory value had been previously written down. This effect is somewhat offset by additional write-offs incurred in each of fiscal 2005, 2006 and 2007.

Inventory levels were reduced in the last three successive fiscal periods; $64,116 was written down in fiscal 2007, $22,011 was written down in fiscal 2006 while an amount of $55,794 was determined to be obsolete and written down from inventory in 2005.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $59,463, $569,277 and $820,824 in fiscal 2007, 2006 and 2005, respectively.  These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The decrease in sales and marketing expense from 2007 to 2006 mainly relates to costs that have been allocated to the cost of services relating to employee costs incurred that are attributable to management services revenue charged to related parties. Additionally, measures were taken in the second half of 2006 to reduce costs through headcount and salary reductions.  These measures affected the second half of fiscal 2006 and all of fiscal 2007.

Finance and administration expenses

Finance and administrative expenses were $181,735, $343,521 and $835,218 in fiscal 2007, 2006 and 2005, respectively.  Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which include financial staff, legal and audit activities as well as the amortization of capital assets.

Finance and administrative expense as a total decreased by $161,786 during fiscal 2007 as compared to fiscal 2006 and decreased $491,697 compared to fiscal 2005. The decrease in finance and administration expenses from 2005 to 2006 and from 2006 to 2007 mainly relates to costs that have been allocated to the cost of services related to employee costs incurred that are attributable to management services revenue charged to related parties.

Research and development expenses

Research and development expenses were $164,214, $324,488 and $314,304 in fiscal 2007, 2006 and 2005, respectively. Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

Expenses were relatively flat between 2005 and 2006. The decrease in research and development expenses from fiscal 2006 to fiscal 2007 relates to the reduction in personnel.

Interest and accretion

Interest and accretion expense consists of amortization of the discount on the debt portion of convertible debentures plus interest expense. Interest expense mainly relates to interest incurred on related party debt and lease arrears.

Amortization of discount on the convertible debentures that resulted from the fair value assigned to the equity component of convertible debentures was $143,059 during 2007, $373,145 during 2006 and $328,473 during 2005.  Interest expense was $183,847, $147,137 and $74,722 in fiscal 2007, 2006 and 2005, respectively.

Other income (loss)

Other income (loss) during the fiscal year ended March 31, 2007 reflected a loss of $1,340 in fiscal 2007 and a gain of $9,000 in fiscal 2006 resulting from the sale of Company assets. Fiscal 2005 had a loss of $19,982 relating to foreign exchange and disposal of capital assets.

Partnership income, other partnership related expenses and Bank loan interest

In fiscal 2007, the Company recorded Buhler Partnership income allocations of $516,577 (2006 - $602,130, 2005 - $762,397).  Also recorded was bank loan interest of $214,994 (2006 - $272,290, 2005 - $440,227) and other partnership related expenses of $59,677 (2006 - $83,785, 2005 - $79,497), which is made up of financing expense of $26,427 (2006 - $25,617, 2005 - $22,976) and guarantee fees of $33,250 (2006 - $58,168, 2005 - $56,521). See Item 5.A. “Buhler Partnership Investment” and Item 5.B “Investment in Partnership and Related Bank Loan” for further information.

Net Income (loss)

The net income for fiscal 2007 was $969,752 or $0.01 per share as compared to a net loss of $330,011 or $0.00 per share in fiscal 2006 and $1,977,305 or $0.02 per share in fiscal 2005.  The shift from net income to net loss relates primarily to the management services revenue charged to related parties and cost reduction measures.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2007 and fiscal 2006.

Quarters ended

(unaudited, in $000s except per share)

	Fiscal 2007				Fiscal 2006
	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31
	2006	2006	2006	2007	2005	2005	2005	2006

Revenue	$540	$528	$556	$539	$66	$540	$810	$275
Loss from operations	138	221	260	110	(598)	(205)	345	(127)
Net income (loss)	147	275	337	210	(540)	(150)	421	(61)
Net income (loss) per share-basic and diluted	-	-	-	-	$(0.01)	$(0.00)	$(0.00)	$(0.00)

B.

Liquidity and Capital Resources

($000s)	Fiscal Year		Change from Fiscal
	2007	2006	2006 to 2007
Cash	$35	$18	$17
Working Capital	(3,282)	(8,156)	4,874
Net cash provided by (used in):
Operating activities	(1,060)	(1,032)	28
Investing activities	(10)	9	(19)
Financing activities	1,086	944	142

Cash

As at March 31, 2007, the Company held $34,892 in cash, an increase of $16,555 from March 31, 2006.

Working Capital

Working capital represents current assets less current liabilities.  As at March 31, 2007, the Company had a working capital deficit of $3,281,562 compared to a working capital deficit of $8,156,362 at March 31, 2006.  The decrease in the working capital deficit was primarily a result of the reduction in the bank loan by $3,900,000. The most significant portion of the working capital deficient of $3,281,562, relates to the bank loan obtained by Plaintree to invest in the Buhler Partnership.  Payments of the bank loan are funded exclusively from the cash distributions paid to the Company from the Buhler Partnership and not out of other working capital or other funds of the Company.

Cash used in Operating activities

Cash used in operating activities for fiscal 2007 was $1,059,871, relatively constant from $1,031,598 of the prior fiscal year. The increased use of cash in operating activities mainly relates to the accumulation of related party receivables in 2006 and 2007 offset by net income in 2007 and decreased loss in 2006 compared to 2005.

Cash provided by Investing activities

During fiscal 2007, cash used in investing activities was $10,000 relating to the purchase of capital assets.

Cash used in Financing activities

Cash provided by financing activities for fiscal 2007 was $1,086,426 compared to cash provided by financing activities of $944,067 for the prior fiscal year.  Cash provided by financing activities mainly relate to proceeds from related parties, including $365,000 of convertible debentures in 2006.

The Company’s total working capital deficit was approximately $3.3 million at March 31, 2007 of which $2.0 million is anticipated to be funded by the Partnership. The remaining working capital deficit of $1.3 million and the Company’s ongoing operations will need to be funded through additional capital in the near term. In addition, there is no assurance that the Company will realize future proceeds from the Buhler partnership to satisfy the remaining $2.0 million outstanding on the Bank loan, although the Partnership has provided a guarantee on that loan to the bank.

Cash provided by financing activities for the first quarter of fiscal 2008 was $189,336 compared to $332,848 for the same period of the prior fiscal year.  Cash provided by financing activities relates to proceeds from related parties.

Related Party Transactions

Management services revenue from related parties

Management services revenue of $2,014,500 in 2007 was earned by providing and charging for the services of certain Plaintree management under an arrangement with a company controlled by a significant shareholder. These services are provided as requested by the related party and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Storage Expense

During fiscal 2007, total rent expenses of $12,000 (2006 - $12,000; 2005 – $12,000) were incurred to companies controlled by Targa for storage services.  An amount of $24,000 remained unpaid at March 31, 2007.  These amounts are included in finance and administration expenses.

Automobile Acquisition

During fiscal 2007, the Company acquired an automobile from its Chief Executive Officer at a cost of $10,000.  This transaction was recorded at the estimated fair value of the asset.

Interest Expense

Fiscal 2007 interest expense of $183,847 (2005 - $147,137; 2004 - $74,722) is primarily interest on related party balances as described in Note 10 of the Fiscal 2007 Statements.

August 2005 Affiliate Loan

In August 2005, the Company obtained a loan (“Loan 2005”) from an affiliate of Targa of $425,000. The Loan 2005 is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the Loan 2005 during the period ending March 31, 2006. The Loan 2005 is secured by an already existing general security agreement over Plaintree’s assets. As of March 31, 2007, $1,221,389 had been advanced with interest accrued to date of $127,545 for a total payable of $1,348,934.

Convertible Debentures

Convertible Debentures

On June 30 2005, the Company completed a private placement of secured convertible debentures having a principal value of $145,000.  $36,000 of the secured debentures was purchased by an affiliate of Targa, the Company’s largest shareholder and a related party, and $109,000 was purchased by a corporation related to a member of the board of directors of Plaintree.  The convertible debentures matured two years after issuance and were non-interest bearing until the due date and thereafter bear 10% interest per annum until paid in full.  At any time while the convertible debentures are outstanding, the holders have the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.04. If the full $145,000 of convertible debentures plus interest of $4,833 accrued through September 30, 1007 is converted, the Company will be required to issue 3,745,833 common shares in the aggregate.  The Company has the right to repay the convertible debenture at any time on 30 days prior notice, subject to the debenture holder’s right to convert the convertible debentures into Plaintree common shares.  In a related transaction, Targa also completed an unsecured loan to the Company for $73,000 having terms substantially similar to the terms of convertible debentures with the exception that there are no conversion rights attached to the loan.

In April 2005, Targa completed a purchase of secured convertible debentures from the Company having a principal value of $220,000.  The convertible debentures were due to be repaid in April 2007 (two years after issuance).  The convertible debentures were non-interest bearing until the due date and thereafter bear 10% interest per annum until paid in full.  The convertible debentures are secured by a general security agreement over the assets of the Company.  At any time while the convertible debentures are outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.11.  In the event that the full $220,000 plus interest of $10,192 accrued through September 30, 2007 is converted, Targa will be issued 2,092,657 Plaintree common shares. The Company has the right to repay the debenture at any time on 30 days prior notice, subject to Targa’s right to convert the debentures into Plaintree common shares.

On February 11, 2005, the Company completed a placement of secured convertible debentures having a principal value of $220,000.  Targa purchased $181,240 of the convertible debentures.  The remaining $38,760 of the convertible debentures was purchased by a member of the Company’s board of directors.  The due date for the payment of the convertible debentures was February 11, 2007.  The convertible debentures were non-interest bearing until the due date and thereafter bear 10% interest per annum until paid in full and are secured by a general security agreement over the assets of the Company. At any time while the convertible debentures are outstanding, the debenture holders have the right to convert the amounts outstanding under the convertible debentures into Plaintree common shares at a conversion price of $0.065.  In the event that the full amount of the convertible debentures plus $13,918 of interest accrued through September 30, 2007 is converted, Targa and the board member will be issued a combined total of 3,598,743 Plaintree common shares.  The Company has the right to repay the convertible debenture at any time on 30 days prior notice, subject to Targa’s and the board member’s right to convert the convertible debentures into Plaintree common shares.

On December 16, 2003, the Company completed a placement of secured convertible debentures having a principal value of $900,000.  Targa purchased all the debentures.  Of the $900,000 proceeds from the sale of the debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates.  The balance of the proceeds, $189,614, was satisfied by a cash payment by Targa to the Company.  The due date for the payment of the debentures was December 16, 2005.  The debentures were non-interest-bearing until the due date and thereafter bear 10% interest per annum until paid in full.  In the event that the full amount of the convertible debentures plus $160,951 of interest accrued through September 30, 2007 is converted, Targa will be issued a total of 9,225,660 Plaintree common shares. The debentures are secured by a general security agreement over the assets of the Company.

November 19, 2003 – Loan

On November 19, 2003, the Company accepted a loan (“2003 Loan”) from Targa of $500,000 (net of related fees).  The 2003 Loan is payable on demand and earns interest at a rate of prime plus 5% per annum.  The 2003 Loan is also secured by an already existing general security agreement over Plaintree’s assets.  On December 4, 2003, the

2003 Loan was reduced by a cash payment of $189,614 to Targa as part of the settlement of the purchase of debentures referred to in Note 9.  As of March 31, 2007, the total 2003 Loan amount outstanding was $410,927 ($310,386 principal plus $100,541 of accumulated interest; 2006 - $376,849 ($310,386 principal plus $66,463 of accumulated interest).  This amount is included in due to related parties.

Leased facilities

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears including interest of $80,971 (2005 - $63,512) owing to this related party amounted to $299,779 (2006 - $282,320).  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  The forbearance agreement is now in default and the amounts owing are due and payable.  This amount is still outstanding as at March 31, 2007 and is included in due to related parties.

Salary deferrals by senior officers

As of April 1, 2002, the Company’s senior officers have agreed to defer payment of a portion of  consulting fees and salaries payable.  During fiscal 2007, a portion of these fees and salaries, amounting to $92,000, was paid to the senior officers.  At March 31, 2007, these deferred fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $1,212,847 (2006 - $954,847), plus interest charges of $202,352 (2006 - $113,983) for a total payable of $1,415,199 (2006 – 1,068,830).  These amounts are included in due to related parties.

Investment in Buhler Partnership and related Bank Loan

The Buhler Partnership is a general partnership and as such Plaintree is jointly and severally liable with the other partners of the Buhler Partnership for the debts and obligations of the Buhler Partnership if the Buhler Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.  Plaintree is not involved in the day to day management of the Buhler Partnership.  In a related transaction, Plaintree obtained the Credit Facility.

Other Contracts and Commitments

Product warranty

As part of the normal sale of product, Plaintree provides its customers with a standard one year product warranty and a separately priced extended warranty as stated in Note 18 to the Fiscal 2007 Statements.  These warranties extend for periods generally ranging from one to two years from the date of sale.

Changes in accounting policies

Stock-based compensation and other stock-based payments

Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook with respect to stock-based compensation.  The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 12 of the Fiscal 2007 Statements is based on the fair value at the date of grant of the stock options.  The Company has not restated expenses of prior periods.  An adjustment of $195,498 was made to the opening balance of retained earnings of the fiscal 2005 period to reflect the cumulative effect of the change on the prior periods (see Note 12 to the Fiscal 2007  Financial Statements).

Controls and Procedures

Effective April 1, 2006, per US GAAP purposes, the Company adopted Statement of Financial Accounting Standards No. 123 (R) (SFAS 123 (R)), Share-Based Payment which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The Company has applied the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after April 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service paid. There was no impact on the Company’s financial statements as a result of adopting this new standard.

Summary of Outstanding Share Data

As at March 31, 2007 the following equity instruments were issued and outstanding:

Common Shares

90,221,634

Warrants

None.

Stock Options

7,975,000 to receive the same number of common shares at exercise prices ranging from $0.08 to $2.31 with the latest expiry being September 9, 2010.   Under the stock option plan, which was last amended at the September 16, 2004 annual general and special meeting of shareholders, the maximum number of stock options which may be granted under the stock option plan is 12,000,000.

Convertible Debentures

See full description of all issued and outstanding convertible debentures in this Item 5.B.

C.

Research and Development and Licenses, etc.

See “Research and Development Expenses” in Item 5.A and “Research and Product Development” in Item 4.A.

D.

Trend Information

See “Overview” in Item 5.A

E.

Off-Balance Sheet Arrangement

See “Investment in Partnership and Related Bank Loan” in Item 5.B and 4178611 reorganization described in Item 4.A.

F.

Tabular disclosure of contractual obligations

The following table provides a summary of the Company’s obligations outstanding as of March 31, 2007:

	Payments due by period
	Total	Less than 1 year	1-3 Years
Bank loan	$2,000,000	$2,000,000	$-
Due to related parties – convertible debentures	1,596,486	1,596,486	-
Due to related parties – other	3,474,839	3,474,839	-

	$7,071,325	$7,071,325	$-

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

ROBERT E. SHEA, Director.  Mr. Shea was appointed a director of the Company on May 1, 2000. Mr. Shea is currently, and for the past thirty eight years has been, Chairman of Shea Financial Group, a company engaged in the design and funding of executive compensation plans. He is also a director of Highliner Foods, Inc., Solution Inc.

Technologies, Ltd., New England Canada Business Council, and American Manor Enterprises Inc. and has served on numerous boards in the past.

GIRVAN L. PATTERSON, Director.  Mr. Patterson was appointed a director of the Company in January 2000.  In 1988, Mr. Patterson co-founded CANAI Inc.  (which in 1991 became Plaintree Systems Inc.) and from 1995 through 1999 was the Vice-President of International Sales, and served as the Corporate Secretary of the Company from 1988 to 2001.  In the past five years  Mr. Patterson has held the positions of Chief Executive Officer of e-djuster Inc. and CFO and CEO of Northland Systems Training Inc.  Mr. Patterson is C.O.O. of Taransys Inc, an RF power transistor company. He serves on the board and audit committees of Intertainment Media Inc (TSXV) and e-djuster Inc. Mr. Patterson was educated at Manchester and Aston University in the United Kingdom and holds a Chartered Engineer designation.

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

HON. JOHN M. BUCHANAN, Director.   Mr. Buchanan was appointed to the Senate of Canada by the Rt. Hon. Brian Mulroney on September 12, 1990. Prior to being appointed Senator, Mr. Buchanan was elected as a Member of the Legislative Assembly in 1967, re-elected in 1970, 1974, 1978, 1981, 1984 and 1988.  Senator Buchanan was elected as Premier of Nova Scotia in 1978. He was re-elected in 1981, 1984 and 1988 becoming the third Premier in the history of Nova Scotia to be elected to four consecutive terms and the fourth longest premier in Nova Scotia. Mr. Buchanan was appointed Queens Council in 1972 and awarded Doctorates from Nova Scotia Technical College, Mount Allison University, St. Mary’s University, St. Francis Xavier University and Universite Ste. Anne. On April 17, 1982, Senator Buchanan was made a member of Her Majesty’s Privy Council and in 1979 received the Toastmasters International Communication and Leadership Award. Mr. Buchanan is an executive member of the Canada-United States Interparliamentary Association.

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

B.

Compensation

The following table summarizes, for each of the three most recently completed fiscal years of the Company, information concerning the compensation earned by the Company’s: (i) President and Chief Executive Officer; and (ii) Chairman and Vice President, Mergers and Acquisitions (collectively, the “Named Executive Officers”).  No other executive officer of the Company earned $150,000 or greater in salary and bonus during the fiscal year ended March 31, 2007.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation
		Salary	Bonus	Other Annual Compensation (1)	Securities Under Options/ SARs Granted (2)
William David Watson II, President and Chief Executive Officer	2007	$(3)200,000	nil	nil	nil	nil
	2006	$(3)200,000	nil	nil	nil	nil
	2005	$(3)200,000	nil	nil	300,000	nil
William David Watson, Chairman and VP, Mergers and Acquisitions	2007	$150,000(4)	nil	nil	nil	nil
	2006	$150,000(4)	nil	nil	nil	nil
	2005	$150,000(4)	nil	nil	nil	nil

(1)

Unless otherwise stated, perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the noted executive officers.

(2)

All references are to options to acquire common shares outstanding at the end of each year.

(3)

Salary is annualized.  Most of Mr. Watson II’s salary for fiscal 2007, 2005 and 2004 has been deferred. The deferred amounts will be paid once Company resources permit.   Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly.

(4)

Fee is annualized.  All of Mr. Watson’s fees for fiscal 2007, 2006 and 2005 have been deferred.  The deferred amounts will be paid once Company resources permit. Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly.

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

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities or any other measure) was paid or distributed to the Named Executive Officers during the most recently completed financial year ended March 31, 2007.  However, see “Incentive Stock Options” below.

Incentive Stock Options Granted to the Named Executive Officers during Financial Year Ended March 31, 2007

No options were granted to any of the Named Executive Officers during fiscal 2007.

Aggregated Option Exercises During the Most Recently Completed Financial Year Ended March 31, 2007 and Option Values as at March 31, 2007

The following table sets forth information with respect to the exercise of options during the financial year ended March 31, 2007 by the Named Executive Officers and the number and value of unexercised options held as at March 31, 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2007 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options at March 31, 2007 Exercisable/ Unexercisable ($) (1)
William David Watson, Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	nil	nil	2,800,000/nil	nil/nil
William David Watson II, President and Chief Executive Officer	nil	nil	3,000,000/nil	nil/nil

(1) On March 31, 2007, the common shares of the Company were no longer trading on the TSX.

Compensation of Directors

During the fiscal year ended March 31, 2007, no cash remuneration was paid to the directors of the Company for their services as directors.  The Company’s current policy is not to pay cash compensation to any individual for serving as director.  Rather, the directors receive incentive in the form of stock options, at the discretion of the board of directors, for serving as directors of the Company.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to align the personal interest of each of the directors to that of the shareholders.

During the fiscal year ended March 31, 2007, there were no options to acquire common shares of the Company granted to directors.

Incentive Stock Options

The management and the directors of the Company are of the view that to be able to attract the most suitable employees, officers and directors to the Company, it is often necessary to be able to offer them options to purchase common shares, as an incentive or inducement.   See “Executive Compensation – Stock Option Plan”.

As of the date of this 20-F, the Company has issued and outstanding options to purchase 7,975,000 common shares at exercise prices ranging from $0.08 per common share to $2.31 per common share, of which options to purchase 7,450,000common shares have been granted to directors and officers of the Company.  The following table is a summary of options which have been granted to directors, officers and employees of the Company, which were outstanding as at the date of this 20-F.

Holders	Number of Common Shares under Options (1)	Exercise Price Per Common Share	Expiry Date (1)	Market Price at Date of Grant
Officers as a Group (includes Directors who are also Officers)	5,900,000 250,000 300,000	$0.105 $0.12 $0.08	November 19, 2008 June 28, 2009 September 9, 2010	$0.105 $0.12 $0.08
Directors who are not also Officers as a Group	1,000,000	$0.105	November 19, 2008	$0.105
All other Employees as a Group	175,000	$0.105	November 19, 2008	$0.105
Others (non-employees, Directors, Officers) as a Group	100,000 250,000	$0.08 $2.31	September 9, 2010 April 29, 2008	$0.08 $2.31

(1)

Options with the same option exercise price but differing expiry dates have been grouped together for presentation purposes.

(2)

In April 1998, the Company’s board of directors approved a reduction in the exercise price of an aggregate of 781,750 stock options granted to non-executive employees from July 1994 through October 1997 at prices ranging from $3.90 to $5.90 per share to $2.31 per share, being the closing price of the common shares on The Toronto Stock Exchange on the approval date.

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

Audit Committee

The Company’s audit committee is composed of Robert G. Shea, Jerry Vickers and Girvan Patterson.

The audit committee’s purpose is to:

(a)

assist board oversight of:

(i)

the integrity of the Company’s financial statements, management’s discussion and analysis of operating performance and other financial reporting;

(ii)

the Company’s compliance with legal and regulatory requirements;

(iii)

the external auditor’s qualifications, independence and performance;

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

D.

Employees

As at the date of this 20-F document, the Company’s total work force (including service providers) is 7 persons, of which 2 are in sales, 1 in research and development, 2 in manufacturing and 2] in administration.  All employees and service providers execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees are not unionized.

E.

Share Ownership

The following table sets out the names of the directors and senior management of the Company together with the number of shares of the Company held, directly or indirectly, by each as at the date of this document:

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

(4)

Does not include the following options to acquire common shares of the Company granted to the directors: William David Watson - 2,900,000 options, William David Watson II - 3,100,000 options, Robert Shea - 370,000 options, Girvan Patterson - 350,000 options, Jerry Vickers - 250,000 options and Hon. John Buchanan - 250,000 options

As at the date hereof, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly ,1,402,000 common shares, representing 2% of the common shares then outstanding (excluding any common shares to be obtained on the exercise of options held by the directors and officers).

Stock Option Plan

Stock Option Plan

The purpose of the stock option plan of the Company (the “Stock Option Plan”) is to encourage ownership of common shares by directors, officers, service providers and employees of the Company and its subsidiaries and thereby provide additional incentive for such directors, officers, service providers and employees of the Company and its subsidiaries to promote the success and business of the Company and its subsidiaries.

The Stock Option Plan is administered by the board of directors of the Company and provides that a majority of members of the board participating in any decisions as to a grant of options under the Stock Option Plan shall be persons who are not employees of the Company.  Options may be granted at any time to any director, officer, service provider or employee of the Company or its subsidiaries, taking into consideration, among other things, the past, present and potential contribution of a particular director, officer, service provider or employee to the success of the Company, the value of his or her services to the Company and any other factors which the board of directors may deem proper and relevant provided that a director to whom any option may be granted may not participate in the discussion of the board of directors to grant such option.

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

The maximum term of any option granted under the Stock Option Plan is ten (10) years from the date of grant of the option.  However, it is currently the Company’s practice to grant options that expire five (5) years after the date of grant.  The expiration of any option is accelerated if the optionee’s employment or cessation of involvement with the Company terminates for any reason, other than for just cause, in which case the unexercised options granted to such optionee immediately terminate.  Subject to different arrangements being made between the Company and an individual optionee, the Stock Option Plan provides that the optionee has 90 days from the date of termination, resignation, removal or discharge to exercise all existing options, except in the case of death of an optionee, in which case options may be exercised by the legal representative (or by the person or persons to whom the rights of the optionee have passed by will or operation of law) generally for a period of 180 days from the date of death.  Other than on death, the options are non-transferable.

The maximum number of options that may be granted under the Stock Option Plan, as approved by the shareholders at the annual and special meeting held on September 16, 2004, is 12,000,000, representing 13.3% of the issued and outstanding common shares of the Company.  In addition, the number of common shares which may be reserved for issuance on the exercise of options granted under the Stock Option Plan and granted under any other arrangement to any one individual (including insiders of the Company) shall not exceed 5% of the issued and outstanding common shares of the Company (on a non-diluted basis) at the time of the grant.

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

The board of directors may suspend, amend or terminate the Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby unless the affected participant consents to such amendment.  The further approval of the Company’s shareholders is required only for amendments that increase the number of shares available for issuance under the Stock Option Plan, that materially increase the benefits accruing to participants, or that materially change the class of persons eligible for the granting of options. As of the date of the 20-F, the Company has issued and outstanding options to purchase 7,975,000 common shares at exercise prices ranging from $0.08 to $2.31 per common share.

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

(b)

The Company’s only major shareholder does not have any different voting rights than the Company’s other shareholders and there has been no significant change in the percentage ownership held by the only major shareholder during the past three years.

(c)

The following table sets forth the common shares held by the owners of 5% or more of the common shares, as known to the Company as of the date of the 20-F:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class(1)
Common Shares	Targa Group Inc. (2)	25,246,760(3)	28.0%

(1)

As at the date of the 20-F there were 90,221,634 common shares outstanding.  The percentage presented in the column does not reflect any of the common shares to be obtained on the exercise of options currently outstanding.

(2)

Targa is a private company incorporated under the laws of the Province of Ontario of which Mr. William David Watson II, President and Chief Executive Officer of the Company and Mrs. Nora Watson, spouse of Mr. William David Watson, Chairman and Vice President, Mergers and Acquisitions of the Company, collectively hold a substantial majority of Targa’s voting interest.

(3)

Targa also holds the following convertible debentures: $900,000 convertible debentures  issued on December 16, 2003, pursuant to which Targa may convert the same at any time into common shares of the Company at a conversion price of $0.115; $181,240 convertible debentures issued on February 11, 2005, pursuant to which Targa may convert the same at any time into common shares of the Company at a conversion price of $0.065; $220,000 convertible debentures issued in April 2005, pursuant to which Targa may convert the same at any time into common shares of the Company at a conversion price of $0.11; $36,000 convertible debentures issued in June 2005, pursuant to which Targa may convert the same at any time into common shares of the Company at a conversion price of $0.04. At March 31, 2007, the total principal and interest owed to Targa under the debentures was $1,596,486. If all of the above-mentioned debentures are converted, Targa will acquire 14,559,651 common shares of the Company and will hold in the aggregate 39,806,411 common shares representing 44.1% of the outstanding common shares of the Company.  The shares listed for Targa in the chart above do not include any of the common shares to be obtained on the conversion of the Debentures. See Item 7 B “Related Party Transactions” for further information.

B.

Related Party Transactions

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company or any known associate or affiliate of such persons, in any transaction of the Company during the fiscal year ended March 31, 2007 or in any proposed transaction which has materially affected or will materially affect the Company except as disclosed under “Executive Compensation – Employment Agreements of the Named Executive Officers” and as disclosed in Item 5.B.

ITEM 8:  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The following financial statements of the Company and the report of the independent auditor are incorporated by reference in the 20-F:

(a)

Independent Auditors Report relating to the Fiscal 2007 Statements and notes thereto;

(b)

Consolidated Statements of Operations for the years ended March 31, 2007, March 31, 2006 and 2005;

(c)

Consolidated Balance Sheets as at March 31, 2007 and 2006;

(d)

Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2006 and 2005;

(e)

Consolidated Statements of Shareholders’ Deficiency for the years ended March 31, 2007, March 31, 2006 and March 31, 2005; and

(f)

Notes to the Fiscal 2007 Statements.

B.

Significant Changes

None.

ITEM 9:  THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low sale prices of the common shares of the Company for the fiscal periods indicated:

Toronto Stock Exchange (TSX)(1)
Price Per Share (Canadian $)
	High	Low
Full Financial Years (Five Most Recent – ending on March 31 in each year)
2003	0.23	0.025
2004	0.21	0.03
2005	0.15	0.045
2006	n/a	n/a
2007	n/a	n/a
Full Financial Quarters (Two Most Recent Years ending on March 31 in each year and Q1 2008 ending on June 30, 2007)
2006
First Quarter	0.08	0.035
Second Quarter	0.07	0.10
Third Quarter(1)	n/a	n/a
Fourth Quarter(1)	n/a	n/a
2007
First Quarter	n/a	n/a
Second Quarter	n/a	n/a
Third Quarter	n/a	n/a
Fourth Quarter	n/a	n/a
2008
First Quarter(1)	n/a	n/a
Monthly (Most Recent 6 Months ending on August 31, 2007)
March 2006(1)	n/a	n/a
April 200(1)6	n/a	n/a
May 2006(1)	n/a	n/a
June 2006(1)	n/a	n/a
July 2006(1)	n/a	n/a
August 2006(1)	n/a	n/a

(1)

The Company’s common shares were delisted on the TSX on October 17, 2005.

As of the date of this 20-F, approximately 11.3% of the Company’s common shares, or 10,239,246 common shares, were held by 57 persons having addresses of record located in the United States.

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company’s common shares were listed on the TSX since June 1993 but were delisted effective on the close of the market on October 17, 2005 for failure to meet the continued listing requirements.  The Company’s shares were listed on the NASDAQ National Market from May 1995 until April 1, 1999.  The Company’s common shares are quoted on the OTCBB.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

ITEM 10:  ADDITIONAL INFORMATION

A.

Share Capital

Not Applicable.

B.

Memorandum and Articles of Association

A description of the Company’s Certificate and Articles of Amalgamation was included as Item 10.B of the Company’s Form 20-F filed for the year ended March 31, 2002.  There have been no changes made to the Company’s Certificate and Articles of Amalgamation as described previously.

The authorized capital of the Company consists of an unlimited number of common shares without par value, an unlimited number of preferred shares without par value, issuable in a series (the “Preferred Shares”), 7,000 series I convertible Preferred Shares (the “Series I Shares”) and 9,000 series II convertible Preferred Shares (the “Series II Shares”), of which 90,221,634 common shares, no Preferred Shares, no Series I Shares and no Series II Shares are outstanding as at the date of this 20-F.

Common Shares

Voting - Holders of common shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, other than meetings at which only the holders of another particular class or series are entitled to vote, and each holder is entitled to one vote per common share.

Dividends - Holders of common shares are, at the discretion of the board of directors of the Company, entitled to receive out of any or all profits or surplus of the Company properly available for the payment of dividends, and after payment of any dividends payable on the Preferred Shares, any dividends declared by the board of directors and payable by the Company on its common shares.  However, the Company has never paid any dividends on its common shares.

Dissolution - Holders of common shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders.  Such participation is subject to the rights, privileges, restrictions and conditions attaching to any preferred shares issued and outstanding at such time.

Preferred Shares

The Preferred Shares are issuable in series.  Subject to the Company’s articles, the board of directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.  The Preferred Shares rank prior to the common shares with respect to dividends and return of capital on dissolution.  Except with respect to matters as to which the holders of Preferred Shares are entitled by law to vote as a class, the holders of Preferred Shares will not be entitled to vote at meetings of shareholders.

To change the rights of holders of the common shares or Preferred Shares, approval of the shareholders and an amendment to the articles of incorporation of the Company are necessary.

Annual and special meetings of shareholders are generally called by the board of directors of the Company but holders than not less than five percent of the issued shares of the Company that carry the right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

There are no limitations on the right to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by Canadian law or by the charter or other constating documents of the Company.

C.

Material Contracts

See Items 4.A and 5.B.

D.

Exchange Controls

To the best of the Company’s knowledge, there are no governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital by the Company, or, except as described in Item 10.E. below, the remittance of dividends, interest or other payments to non-resident holder of the Company’s securities.

E.

Taxation

Canadian Income Tax

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Act”) generally applicable to holders of common shares who are not resident or deemed to be resident in Canada, who hold their common shares as capital property and who do not use or hold and are not deemed to use or hold common shares in carrying on business in Canada, except, in certain situations, holders who carry on an insurance business in Canada and elsewhere.  This summary is based on the current provisions of the Act, the regulations thereunder, specific proposals to amend the Act or the regulations publicly announced by the Minister of Finance before the date hereof and counsel’s understanding of the current administrative practices published by Canada Revenue Agency but does not take into account provincial or territorial income tax laws.  This summary is not exhaustive of all possible income tax considerations and holders or prospective purchasers are advised to consult with their own tax advisers with respect to their particular circumstances.

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

F.

Dividend and Paying Agents

Not Applicable.

G.

Statement by Experts

Not Applicable.

H.

Documents on Display

Copies of the documents concerning the Company referred to in this 20-F may be inspected at the principal executive office of the Company.

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

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None other than defaults described in Item 5.B.

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2007. Based upon that evaluation, the Company’s Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. There has not been any change in the Company’s internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Securities Exchange Act of 1934 that occurred during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and evaluates the effectiveness of the Company’s internal control over financial reporting.  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007 concluded that the internal control over financial reporting is effective and no material weakness in the Company’s internal control over financial reporting was identified by management.  There have been no changes in internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The public accounting firm that audited the Company’s financial statements has not issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP have been the auditors of the Company for the last three fiscal years. Audit Fees for 2007 were $44,500 (2006 - $49,300) and tax fees for 2007 were $8,000 (2006 – $26,750). The Audit Committee pre-approves all audit fees and tax fees from detailed quotations.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17:  FINANCIAL STATEMENTS

The following financial statements of the Company and the report of the independent auditor are incorporated by reference:

(a)

Independent Auditor’s Report relating to the Fiscal 2007 Statements and notes thereto;

(b)

Consolidated Statements of Operations for the years ended March 31, 2007, 2006 and 2005;

(c)

Consolidated Balance Sheets as at March 31, 2007 and 2006;

(d)

Consolidated Statements of Cash Flows for the Years Ended March 31, 2007, 2006 and 2005; and

(e)

Notes to the Fiscal 2007 Statements.

ITEM 18:  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19:  EXHIBITS

Number	Title
1	Fiscal 2007 Statements and Notes thereto, together with the report thereon of Deloitte & Touche, LLP
2	Financial Information of Buhler Partnership for the fiscal year ended September 30, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September  28, 2007

PLAINTREE SYSTEMS INC.

Per:

David Watson

President and Chief Executive Officer