Form 20-F/A
period 2006-03-31
PLAINTREE SYSTEMS INC
filed 2007-10-11
CIK 943946

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

2	Financial Information of Buhler Manufacturing Partnership for the fiscal year ended September 30, 2005
3	Plaintree Systems Inc. Certification of Chief Executive Officer and Chief Financial Officer
4	Plaintree Systems Inc Certification puruant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August  25, 2006

PLAINTREE SYSTEMS INC.

Per:

David Watson

President and Chief Executive Officer