Form 20-F
period 2008-03-31
PLAINTREE SYSTEMS INC
filed 2008-09-26
CIK 943946

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

[Mark One]

[ ]  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2008

or

[ ]  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

[ ]  Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report _______________________

For the transition period from __________________ to _________________

Commission File Number: 0-25872

Plaintree Systems Inc.

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of Incorporation or Organization)

90 Decosta Street, Arnprior, Ontario, K7S 3X1

(Address of Principal Executive Offices)

William David Watson II, Tel: (613) 623-3434 ext. 2222, dwatson@plaintree.com, Fax: (613) 623-4647, 90 Decosta Street, Arnprior, Ontario, K7S 0B5

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class

Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

_______Common Shares, without par value________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.

90,221,634 Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer _____  Accelerated filer _____ Non-accelerated filer __X___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP _____

International Financial Reporting Standards as issued by the International Accounting Standards Board _____

Other __X__

If “Other”  has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __X___ Item 18 ____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ______  No__X__

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

34

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PERSONS

34

PART III

34

ITEM 17:  FINANCIAL STATEMENTS

34

ITEM 18:  FINANCIAL STATEMENTS

35

ITEM 19:  EXHIBITS

35

SIGNATURES

35

Caution Regarding Forward Looking Information

This Form 20-F (“20-F”) of Plaintree Systems Inc. (the “Company” or “Plaintree”) contains certain statements that to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the free space optics (“FSO”) industry; technological change; currency value fluctuation and  general economic conditions worldwide; Plaintree’s success in developing and introducing new products and services, expanding existing distribution channels and developing new distribution channels.  On April 1, 2008, Plaintree completed the acquisition (the “Acquisition”) of Hypernetics Limited (“Hypernetics”) and 4439112 Canada Inc., which through a wholly-owned subsidiary owned all of the share capital of Triodetic Building Products Inc. and other subsidiaries (the “Triodetic Group of Companies”) and immediately following the Acquisition Plaintree amalgamated (the “Amalgamation”) the businesses of each of Hypernetics and the Triodetic Group of Companies into Plaintree resulting in certain additional risk factors, including but not limited to business integration risk factors.  This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described elsewhere in this 20-F and in the other documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  All dollar amounts referred to herein, unless otherwise stated, are in Canadian dollars.

Reference to Company

In this 20-F, references to “Company” for the period up to and including March 31, 2008 refer to Plaintree Systems Inc. prior to the completion of the Amalgamation with Hypernetics Limited and 4439112 Canada Inc. on April 1, 2008.  All references to “Company” for periods after March 31, 2008 refer to Plaintree Systems Inc. post Amalgamation.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:  KEY INFORMATION

A.

Selected Financial Data

The selected consolidated financial data set forth below was derived from the consolidated financial statements of Plaintree presented in Canadian dollars, included elsewhere herein.  All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to the audited consolidated financial statements and notes thereto included in Item 17 of this Report.  The Company’s consolidated financial statements are presented in accordance with accounting principles in Canada, which also conform in all material respects with principles generally accepted in the United States, except as disclosed in Note 16 to the audited consolidated financial statements.

Summary of Financial Information
	Year ended March 31,
	2004	2005	2006	2007	2008
Net sales	$258,739	$345,395	$1,691,334	$2,162,796	$1,289,701
Income (Loss) from operations	$(585,066)	$(2,199,996)	$(585,066)	$729,186	$(425,852)
Net Income/Loss	$(710,451)	$(1,977,305)	$(330,011)	$969,752	$70,453
Net assets (net book value)	$(540,137)	$(2,217,221)	$(2,389,875)	$(1,417,879)	$(1,347,426)
Total assets	$17,203,804	$11,283,912	$7,542,773	$5,911,934	$5,405,335
Capital stock (excluding long term debt and redeemable preferred stock)	$97,561,140	$97,561,140	$97,561,140	$97,561,140	$97,561,140
Number of common shares outstanding	90,221,634	90,221,634	90,221,634	90,221,634	90,221,634
Long term debt and capital leases	-	-	-	-
Dividends per share	-	-	-	-
Net Income/Loss per share	$(0.01)	$(0.02)	$(0.00)	$0.01	$0.00
Net loss per share on a fully diluted basis	$(0.01)	$(0.02)	$(0.00)	$0.01	$0.00

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

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

As of the date of this 20-F, the risk factors that are specific to the Company include those set out below.  The Company may face additional risks and uncertainties other than the factors set out below, including, risks and uncertainties that are unknown to the Company or risks and uncertainties that the Company now believes to be unimportant which could have a material adverse effect on the business of the Company.  If any of the following risks actually occur, the business, financial condition or results of operations of the Company could be negatively affected.

Limited Operating History and Working Capital Deficiency. As of June 30, 2008, the Company had a post-Acquisition working capital deficiency of $296,877. The Company has a limited operating history as a combined company and no history of earnings as a combined company. Prior to the Amalgamation, the Company had limited success generating sufficient operating revenues to finance its day-to-day operations.  There can be no assurance that the Company will ever achieve significant revenues or profitable operations. The Company has not paid any dividends on common shares and is unlikely to pay dividends in the foreseeable future.

Limited Financial Resources. The Company has and likely will continue to have limited financial resources. Additional financing may be required which, if available, may not be available on favourable terms or could serve to dilute existing equity. Lack of any necessary additional financing could impair the Company’s future growth. Failure of the Company to obtain additional future financing could cause the Company to forfeit its interest in its product and reduce or terminate its operations.

Growth Related Risks.  The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls.  Any inability by the Company to deal with growth could have a material adverse impact on its business, operations and prospects.

Intellectual Property. The success of the Company will depend, in part, on the ability to protect its proprietary information relating to its wireless products, structured buildings and aviation products and related manufacturing equipment and to operate without infringing upon the proprietary rights of third parties. The products being developed by the Company are capable of being duplicated or improved upon by competitors and accordingly, the Company may be vulnerable to competitors which develop competing products, whether independently or as a result of acquiring access to the Company’s proprietary products or trade secrets. If this occurs, then the Company may incur legal costs in actions to protect its proprietary interests or to defend itself in suits brought by others against the Company pertaining to such matters.

Laws and Regulations. The construction and aviation industry in Canada and in the United States is subject to various national, regional and local laws and regulations governing taxes, labour, safety, protection of the environment and other matters. Amendments to current laws and regulations governing the operations and activities of companies such as the Company, or more stringent implementation thereof, could have an adverse impact on the Company. The Company intends to distribute its products and services through distributors in North America and other countries and as a result foreign laws should be considered as potential risk.

Licenses and Permits. The operations and products of the Company may require licenses and permits from various governmental authorities. There is no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to successfully carry out sales of its products in those jurisdictions requiring such licenses and permits.

Environmental Risks and Other Regulatory Requirements. The current or future operations of the Company, including development activities and commencement of production will likely require permits from various federal and local authorities in such operations and will be governed by laws and regulations governing development, production, taxes, labour standards, occupational health, waste disposal, handling toxic substances, land use, environmental protection and other matters. There can be no assurance that all permits which the Company may require will be obtainable on reasonable terms or that such laws and regulations would not have an adverse affect.

Conflicts of Interest. Some of the directors of the Company are or may become directors and/or shareholders of other companies, and situations may arise in which there may be potential conflicts of interests. Any decisions made by any director of the Company in respect of a situation where there is such a conflict of interest will be made in accordance with his or her duty to act honestly, in good faith and in the best interests of the Company, after having disclosed his or her interest to the Company, and after giving consideration to, among other matters, the Company’s objectives, working capital requirements and its ability to adequately finance such new opportunities.

Fluctuations in the value of foreign currencies could result in currency exchange losses.  A portion of the Company’s revenues and expenses will be denominated in United States dollars. Therefore, fluctuations in the Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. In addition, such fluctuations affect the translation of our results for purposes of our consolidated financial statements. The Company’s currency hedging activities (if any) may not be successful.

Debts/Obligations of Hypernetics and Triodetic.  The completion of the Acquisition and the amalgamation resulted in the Company being responsible for the debts and obligations of Hypernetics and the Triodetic Group of Companies.  If the ongoing business of Hypernetics and the Triodetic Group of Companies is not sufficient to generate funds to service the debts and obligations assumed, the Company may cease to carry on business.

Reliance Key Personnel/Employees.  The Company’s success is largely dependent upon the performance of key employees and the Company’s ability to hire and retain highly skilled and qualified personnel.  The Company will face competition for qualified personnel from numerous industry sources and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.  The loss of service of any key personnel could have a materially adverse effect on its operations or financial condition.

Management.  The Company’s success is largely dependent on the performance of its management.  The loss of services of any of these persons could have a materially adverse effect on its business and prospects.  There is no assurance that the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

Business Integration.  Three distinct businesses are being integrated into the Company as a result of the completion of the Amalgamation.  The Company has limited experience in managing business integration.  There can be no assurance that such integration will occur seamlessly and additional costs, for professional services and otherwise, may need to be incurred on a going forward basis as a result of such business combination.  A failure to successfully integrate the three business divisions could lead to inefficiencies in the Company’s ongoing business and may eventually lead to a loss of business.

Competition and Market Factors

The Company’s legacy Plaintree product is an optical wireless communication system that faces strong competition from other optical wireless companies and more traditional radio frequency wireless competitors. An innovative development by any of the Company’s competitors that provides equivalent or higher speeds of communication at lower prices or a severe downturn in the communications market could have a detrimental effect on the Company’s sales of these products.

The Triodetic division has a number of competitors around the world for its construction business.  In the event that one of these competitors located in an area of the world with low labour and environmental costs becomes aggressive in worldwide marketing and pricing, this could have a detrimental effect on the sales of this division. Additionally, a large portion of Triodetic’s sales are currently mining and commercial construction. Continued declines in these markets will detrimentally affect sales.

The Hypernetics division has less competition for its products in the aviation market. However, its sales closely mirror the ups and downs of this market and the continuing struggles the commercial carriers are suffering may have a detrimental effect on this division's sales.

Liability

The Triodetic division is a design authority for its buildings and structures. The failure or other complication of one of these products could result in a legal action that could have a detrimental effect on the Company.

The Hypernetics division may occasionally be a design authority for its avionics products which may be used on commercial aircraft. The failure or other complication of one of these products, whether or not Hypernetics is the design authority, could result in a legal action that could have a detrimental effect on the Company.

ITEM 4:  INFORMATION ON THE COMPANY

A.

History and Development of the Company

Plaintree is the continuing company resulting from the amalgamation under the Canada Business Corporations Act pursuant to articles of amalgamation dated April 1, 2008 of Plaintree Systems Inc., Hypernetics Limited and 4439112 Canada Inc., continuing under the name Plaintree Systems Inc..  The Company’s articles of amalgamation were amended on April 1, 2008 to create an unlimited number of class A preferred shares, to delete all of the existing preferred shares issuable in series and to consolidate all of the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every ten pre-consolidation common shares.  The Company’s head office is located at 90 Decosta Street, Arnprior, Ontario, Canada K7S 0B5, telephone number (613) 623-3434.

Hypernetics Limited was created by way of amalgamation under the laws of the Province of Ontario on January 16, 1997.  The amalgamating corporations were Hypernetics Limited, 958646 Ontario Limited and 958648 Ontario Limited.  Prior to the Amalgamation Hypernetics Limited operated its business in Arnprior, Ontario since it was established in 1972.  Hypernetics is a manufacturer of avionic components for various applications including: aircraft antiskid braking;  aircraft instrument indicators; solenoids;  high purity valves; and permanent magnet alternators.  Certain historical financial information regarding Hypernetics Limited is set out in Exhibit 4.

4439112 Canada Inc. was incorporated under the laws of Canada on August 16, 2007 for the sole purpose of holding the shares in the Triodetic group of companies.  Triodetic Holdings Inc. was created by way of amalgamation under the laws of the Province of Ontario on September 17, 2001.  The amalgamating corporations were 506567 Ontario Ltd. and 200461 Ontario Inc.  Triodetic Holdings Inc. has four direct wholly-owned subsidiaries, Triodetic Structures, a corporation continued under the Canada Business Corporations Act, Trio Building, a corporation incorporated under the Canada Business Corporations Act, Triacon, a corporation incorporated under the Canada Business Corporations Act and Trio Space Frames, a corporation incorporated under the laws of the State of Delaware.  Triacon is an inactive company.  Prior to the Amalgamation, the Triodetic group of companies operated its business in Arnprior, Ontario Canada.  The primary operating company in the Triodetic group of companies was Trio Building.  Triodetic is a pioneer in innovative structural steel, with over 40 years of experience in space frame and related steel building structures.  Triodetic is a design/build manufacturer of steel, aluminium and stainless steel specialty structures which are engineered and produced in a state of the art manufacturing facility in Ontario, Canada.  Some of the product offerings of Triodetic include: commercial domes; free form structures; barrel vaults; space frames; and industrial domes and covering.  Certain historical financial information regarding the Triodetic group of companies is set out in Exhibit 5.

As of the date of this 20-F, the Company has a wholly-owned inactive subsidiary, Plaintree Systems Corporation, a corporation incorporated under the laws of the State of Delaware in June 1993 and a wholly-owned subsidiary, Triodetic Space Frames, Inc., a corporation incorporated under the laws of the State of Delaware in February, 1985.  Other than these two subsidiaries, the Company does not hold an equity interest in any other corporation.

On April 1, 2008, the Company completed the Acquisition and the Amalgamation.  The Company will be operating the former business of Hypernetics and the Triodetic group of companies as separate operating divisions: (i) development of optical wireless communications equipment for local area, wide area, voice, internet and security networks (the “Optical Wireless Division”); (ii) manufacturing avionic components (“Avionic Division”); and (iii) design/build manufacturing of steel and aluminum specialty structures (“Structures Division”).  Attached as Exhibit 6 to this 20-f is the unaudited pro forma financial statements of the Company for the period ended March 31, 2008 after giving effect to the completion of the Acquisition.

On April 1, 2008 in consideration for the $9,000,000 in Canadian funds purchase price for the Hypernetics shares, the Company issued 9,000 class A preferred shares to Targa Electronics Systems Inc., the sole shareholder of Hypernetics.  Also on April 1, 2008, in consideration for the $11,000,000 in Canadian funds purchase price for the 4439112 Canada Inc. shares, the Company (i) paid the amount of $750,000 in Canadian funds to William David Watson II and issued to William David Watson II 1,925,000 post-consolidation common shares of the Company and 5,203.75 class A preferred shares of the Company; and (ii) paid the amount of $750,000 in Canadian funds to Nora

Watson and issued to Nora Watson 1,575,000 post-consolidation common shares of the Company and 4,121.25 class A preferred shares of the Company.  The shareholders of the Company approved the Acquisition at Plaintree’s annual and special meeting of shareholders on March 18, 2008.  Targa Electronics Systems Inc. is a wholly-owned subsidiary of Targa Group Inc., a company controlled by William David Watson II and Nora Watson through ownership of a majority of the shares of Targa.  4439112 Canada Inc., was owned and controlled by William David Watson II and Nora Watson.  William David Watson II is the President and Chief Executive Officer of the Company and a director of the Company.  William David Watson II and Nora Watson, through their control of Targa Group Inc. own 48.1% of the issued and outstanding Common Shares of Plaintree (38.1% on a fully-diluted basis).  As a result of these relationships, the Acquisition is considered to be a “related party transaction” under securities laws applicable to the Company.

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

To March 31, 2008, the Chief Executive Officer viewed the Company’s operations as principally one business segment: the design, development, manufacture, marketing and support of computer networking products. The Company from time to time also provided management services to related companies.

The Company determines the geographic location of revenues based on the location of its customers.  All of the Company’s assets are primarily located in Canada.

Revenue by geographic location

	2008	2007	2006
Management Services Revenue
Canada	$999,350	$2,014,500	$1,545,750

Product Revenue
Canada	$ 19,250	$ 40,838	$19,223
United States	$131,151	$ 50,912	$60,639
Europe	$ -	$ 10,824	$27,000
Other	$139,950	$ 45,722	$38,722
	$290,351	$148,296	$145,584

Total Revenue	$1,289,701	$2,162,796	$1,691,334

Overview

The following is a post-Acquisition and post-Amalgamation overview of the Company:

Optical Wireless Division

The Company designs, develops, manufactures, markets and supports infrared optical wireless transmission links.  The Company’s goal is to become a global leader in the field of FSO, which is becoming the accepted terminology for optical wireless.  This is based on the combined attributes of the Company’s optical wireless engineering expertise with its specialization in light emitting diode (“LED”) technology, and the solution that the optical wireless links provide to the broadband access bottleneck or the “last mile” connection problem.

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

The Company’s WAVEBRIDGE links send information (voice, video and data) on a beam of infrared light. These links act as a replacement for cable or fiber, thus avoiding the delay and expense of the planning and installation of wireline connections.  Simplicity of installation of the WAVEBRIDGE links ensures they can be up and running in a matter of hours thus avoiding costly network downtime.  These links are also an alternative to microwave or radio frequency (“RF”) systems and they require no licensing.  The high deployment densities of RF and microwave systems cause frequency interference and overlap problems that are not experienced by FSO systems.  Optical wireless systems can also carry a bigger payload than RF systems, making it a very attractive solution.

The Company specializes in LED technology.  Although FSO refers to both laser and LED technologies, they differ in many respects including eye-safety, reliability and atmospheric attenuation.

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

Products

The Company offers a series of optical wireless links to meet a broad range of customer requirements.  All FSO communications systems need line-of-sight for connectivity.  The only factor limiting the reliability of these systems is fog.  Installation planning can reduce this factor by calculating the fade margin to measure optimum distance between the links.

WAVEBRIDGE LS Series

The 300 series is a lightweight, easily transported design, intended for indoor use such as a small office. This is an ideal application for LEDs in particular as the units can be located near people without any concerns regarding eye hazards. It is also ideal for special events or emergency applications as set-up time is minimal and the equipment can be moved easily.  This very cost-effective unit offers speeds of up to 155 megabits per second (“Mbps”) and covering distances from 27 meters to 500 meters.  The 300 series also offers a multiplex unit that provides an additional E1/T1 line as well as 10 Mbps. E1/T1 lines are essentially a telephone line.

WAVEBRIDGE 500 Series

The 500 series is primarily an outdoor system but can also easily be mounted indoors to operate through windows.  It provides a variety of connection speeds from E1 or T1 through to 155 Mbps Ethernet or a combination of both.  With a range of up to 1,000 meters, businesses can now eliminate the hassles of last mile connectivity and get high speed network connections in just a few hours. This solution is favored by Internet service providers (“ISPs”), cellular operators and information technology (“IT”) managers due to its reliability and rapid installation. Businesses can connect offices or create their own backbone across rivers, highways, streets or courtyards.

WAVEBRIDGE XT Series

The 600 XT series is an open protocol, full duplex system offering speeds up to 100 Mbps fast ethernet/155 Mbps asynchronous transfer mode up to 2,000 meters. This product meets the requirements of customers such as ISPs, cellular operators and enterprise customers who need greater bandwidth than 10 Mbps.

WAVEBRIDGE WB SM

The WBSM product line is an industry unique solution that has been designed specifically for the multi system operator (MSO) (typically cable companies) to address the small to medium business customer. The Company is presently the only FSO company in the world that has a solution for this market.  The key attributes for this product are: speeds from 1 to 155Mbps, 100% eye-safety, and a wide beam for sway and vibration protection. The wide beam allows for unique flexible mount options including towers, poles and cable strands.

The Company’s range of WAVEBRIDGE optical wireless links are designed for a variety of applications and customers. Cellular and global system for mobile (“GSM”) communications operators can connect their base stations to micro-cells using the Company’s WAVEBRIDGE optical wireless links. The use of FSO in this application helps the cellular companies avoid the frequency interference problems in areas of high congestion. They can also avoid the expense and delay of installing a fiber line to connect the micro-cells to the base station.

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

Avionic Division

The Company is also a manufacturer of avionic components for various applications including aircraft antiskid braking; aircraft instrument indicators; solenoids; high purity valves; and permanent magnet alternators.  The Company is qualified as AS9100, the highest quality standard in the aerospace sector.

Structures Division

The Company is also a pioneer in innovative structural steel space frame and related steel building structures.  The Company is a design/build manufacturer of steel, aluminum and stainless steel specialty structures which are engineered and produced in a state of the art manufacturing facility in Arnprior, Ontario.  Some product offerings include commercial domes; free form structures; barrel vaults; space frames; and industrial domes and covering.  The Company’s main products consist of a jointing system and advanced engineering for tubular structures that allows for a variety of shapes, spans and loading.

Methods of distribution and principal markets

Optical Wireless Division

The Company markets its products world-wide through direct sales, value added resellers (“VARs”), distributors, value added integrators (“VAIs”) and Internet management.  The Company reseller program has established close working relationships with a limited number of solution providers to serve as an extended sales and support force in Canada, the United States and around the world.  These programs combine a selective recruitment process with a comprehensive partnering methodology, allowing the Company authorized resellers to promote, sell and support the WAVEBRIDGE products. The authorized Company reseller program ensures that resellers are carefully selected to offer focused value-added services or solutions.  They share the Company’s commitment to customer satisfaction and undergo extensive training to ensure they have the same world class selling and support skills as those required internally. The Company has signed contracts with approximately 35+ VARS throughout the world. Several of the contracted VARs have offices in multiple countries and regions.  The Company has established a network of systems integrators who include WAVEBRIDGE products in total solutions for customers.  VAIs enjoy VAR purchasing privileges and provide increased market exposure for the Company.

Avionic Division

The Company manufactures a wide range of components for the aerospace market including: wheel speed transducers for aircraft antiskid, indicators for aircraft cockpit instrumentation and proximity sensors for general sensing on aircrafts.  The Company markets its products world-wide through direct sales, system integrators, distributors and repair centers.  The Company has developed a thirty year relationship with its primary customer base located in the United States.  The Company has also taken advantage of many on-line market specific advertising services such as Inventory Listing Services (“ILS”), Parts Base and Stock-Market.

Structures Division

The Company markets its tubular structural products world-wide directly to architects and engineers and through sales agents.  Over the past 40 years, the Company has developed strong relationships with many of these architects and engineers which has resulted in new and repeat business.  The Company has many active sales agents around the globe and they share the Company’s commitment to delivering quality and customer satisfaction.

Method of production of products

Optical Wireless Division

The Company’s manufacturing operations are located close to the Ottawa region in Arnprior, Ontario near a substantial community of high technology companies.  The Company’s manufacturing operations consist primarily of quality control, final assembly and testing.  The Company generally purchases components, many of which are prepared to the Company’s specifications, and sorts these components into kits for subcontractors to assemble according to the Company’s specifications.  The final assembly of major manufactured subcomponents, quality control testing, packing and shipping to the customer are performed by the Company at its manufacturing premises.  Most of the Company’s subcontractors and component suppliers also have their offices in the Ottawa area.  These companies provide an infrastructure of services and a local pool of skilled workers and professionals.

Avionic Division

The Company’s manufacturing operations are located close to the Ottawa region in Arnprior, Ontario near a cluster of aerospace companies.  The Company’s manufacturing operations consist primarily of engineering, machine shop, production and quality control.  The Company generally purchases raw materials and manufacturers a final product and performs full quality inspection before shipping to the customer. In some cases, parts are shipped to subcontractors for treatment under special processes. These parts are fully inspected by a designated quality inspector upon return to the Company’s premise from the subcontractor.  The parts are packaged and shipped from the Company’s manufacturing facility to the customer location.  The Company manages the sales accounts from the manufacturing plant in Arnprior through e-mail, teleconference and direct calling.  Once a year, the Company travels to the United States to visit a cluster of customer closely located in Ohio.

Structures Division

The Company’s manufacturing operations are located close to the Ottawa region in Arnprior, Ontario.  The Company’s manufacturing operations consist primarily of pre-forming galvanized steel, aluminum or stainless steel tubing, manufacturing cylinder hubs, base plates and other assembly products, pre-finishing inspection, quality control, final crating and shipping to the customers destination.  The Company generally purchases raw materials many of which are prepared to the Company’s specifications. Most of the Company’s subcontractors and finished good suppliers also have their offices in the Ottawa area.  These companies provide an infrastructure of services and a local pool of skilled workers and professionals.

Sources, pricing and availability of raw materials, component parts or finished products

Optical Wireless Division

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

Avionic Division

The Company currently purchases its components and raw materials from a vendor base of approximately 50 different aerospace quality approved suppliers.  Most of the components and materials are available from more than one supplier.  Certain services such as gear cutting and high speed balancing, however, are available from only a single source or from limited sources, some of which require order lead times of up to 20 weeks.  In general, the Company has been able to obtain adequate supplies of all components by scheduling orders over specified periods of time.  In order to avoid late shipments due to delays in the manufacturing process, the Company’s policy is to maintain an inventory of components, materials and assembled products in quantities sufficient to meet approximately three months of expected sales.  Although the Company seeks to develop alternative sources of supply for products that are available from only one supplier, it expects that it will continue to be dependent on single or limited source supplier relationships in the future.  These suppliers are generally major manufacturers.

Structures Division

The Company currently purchases its raw materials from a vendor base of approximately 25 different suppliers.  Most of the raw materials are available from more than one supplier.  Certain raw materials are available from only a single source or from limited sources, some of which require order lead times of up to 4 to 6 weeks.  In general, the Company has been able to obtain adequate supplies of all raw materials by scheduling orders over specified periods of time.  In order to avoid late shipments due to delays in the manufacturing process, the Company’s policy is to maintain an inventory of raw materials and assembled products in quantities sufficient to meet approximately three months of expected sales.  These suppliers are generally major manufacturers.

Importance, duration and effect on the segment of identifiable intangible properties such as brand names, circulation lists, copyrights, franchises, licences, patents, software, subscription lists and trademarks

Optical Wireless Division

The Company principally relies on copyright, trade secret and contract law to protect its proprietary technologies.  It may be possible for a third party to copy or otherwise obtain and use the Company’s products or technologies without authorization, or to develop similar technologies independently and there can be no assurance that such measures are adequate to protect the Company’s proprietary technologies.  In addition, the Company’s products may be licensed in foreign countries and the laws of such foreign countries may treat the protection of proprietary rights differently than, and may not protect the Company’s proprietary rights to the same extent as do, the laws of Canada.  Although the Company appreciates the benefits of patent protection, it believes that the rapid pace of technological change in this industry makes patent protection less significant than factors such as the knowledge, ability and experience of the Company’s employees, frequent product enhancements, and the timeliness and quality of support services provided by the Company. The Company also has registered trademarks in Canada and the United States.

Avionic Division

The Company relies on strict product approvals and 35+ years of experience and product sales as a major competitive advantage.  When an integrator (Company’s customer) is awarded a contract from Boeing, Airbus, Bombardier, etc. the specified products are locked into the design.  This means that the integrator must use the Company’s products for the life of the programme.  The programme typically lasts 50 years.  Other products are competitively positioned in the market.

Structures Division

The Company principally relies on copyright, trade secret and contract law to protect its proprietary technologies.  It may be possible for a third party to copy or otherwise obtain and use the Company’s products or technologies without authorization, or to develop similar products independently and there can be no assurance that such measures are adequate to protect the Company’s proprietary technologies.  Although the Company appreciates the benefits of patent protection, it believes that patent protection is less significant than factors such as the knowledge, ability and experience of the Company’s management, employees, frequent product innovation and  enhancements, and the timeliness and quality of support services provided by the Company.  The Company also has registered trademarks in Canada and the United States.

Competitive conditions in the principal markets and geographic areas in which the Company operates, including an assessment of the Company's competitive position

Optical Wireless Division

The competitors for the Company are companies that produce short-haul wireless connectivity products which include RF, microwave and FSO companies. FSO has significant advantages over radio-based systems for certain markets, defined by range, bandwidth, flexibility, ease of installation and environmental requirements.  As FSO addresses  some of the problems that are created by the abundant use of RF and microwave systems, this document will focus and address competing FSO companies.  The competitive landscape for FSO has approximately 5 companies that have established themselves in the FSO market.  Almost all of the Company’s known FSO competition relies on laser-based transmitters, with eye-damage risks and signal degradation problems inherent in the technology.  Only the Company’s WAVEBRIDGE LED solution is certified to be the highest eye-safe class 1 by the International Electrotechnical Commission.  Some customers have eliminated all laser-based systems for safety concerns alone, and eye safety will become a major concern for residential and all indoor use. The companies listed below use laser technology as opposed to Plaintree’s LED technology.  Two of the larger FSO companies, AirFibre Inc. and Terabeam Corp., did focus on mesh network applications, involving several device installations and the cost of acquisition, installation and maintenance make these systems more appropriate to large carriers and very large enterprises. Airfibre Inc. has ceased to exist and Terabeam Corp. has changed its product line. fSONA Communications Corporation, a Canadian competitor, has laser equipment that provides data rates up to 1.25 Gbps (Gigabit Ethernet, OC-24).  Other competitors include PAV Data Systems Ltd. in the United Kingdom and Canon Europa of Amsterdam, Netherlands.  The Company believes its WAVEBRIDGE LED optical wireless links offer a very competitive alternative to the competitors’ laser products.  However, there can be no assurance that the Company’s competitors will not succeed in developing products which are more effective than any that are being developed by the Company, or which would render the Company’s technologies and products obsolete and non-competitive.  Many of the Company’s competitors are significantly larger and have longer operating histories, greater name recognition and substantially greater financial, technical, personnel, research and development, marketing and other resources than the Company.  As well, such companies may have a better ability to withstand a prolonged downturn in the telecommunications market than the Company.

Avionic Division

The competitors for Hypernetics,  the Company’s aerospace division, are companies that manufacture wheel speed transducers/tachometers/sensors, aircraft cockpit instrument indicators and proximity sensors for the aerospace market.  There are two known competitors in the wheel speed transducer market.  These competitors are, located in the United States and  France.  There is only one known competitor in the indicators business and one known competitor in the proximity sensor business, both located in the US.  Hypernetics has been manufacturing products for many of its customers for over 30 years and is able to win new business and maintain existing accounts by offering a competitive high quality product to the market.  In the wheel speed transducer market specifically, when Hypernetics is awarded a new programme it becomes the sole source for the product by default according to the aerospace market.  This “sole source” status can last up to the life time of the programme (typically 50 years) or until the airframe manufacturer authorizes a requalification for a replacement part.  The requalification process is seldom done as it is a long and expensive process.

Structures Division

The competitors for the Company include several international space-frame and dome specialists, but direct competition is typically against metal fabricators in each project location.  The Company prefers negotiated contracts and focuses on securing profitable business primarily through promoting to architects, engineers, designers and specifiers.

Applications for the Company tubular structure can be served by other arrangements of bolted or welded structural steel (e.g., rolled and plate beams, columns, bar joists, trusses and fabrications) and also by alternative ‘pre-engineered’ framing systems.

The international market is so large and dispersed that these companies would compete directly against Company typically on industrial or architectural projects in and outside the US.

Various metal space-frame systems exist outside of North America; however, the Company has only minimally encountered them in international proposals.

Each project poses a different set of requirements that could favour one supplier versus another.  The Company exhibits distinctive competence in all product categories and in many applications which contributes to its high order of new and repeat business success rate.

Human Resources

As at the date of this 20-F, the Company’s total work force is approximately 100 persons. All management employees execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees consist of both unionized and non-unionized employees.

Facilities

In December 2007, Triodetics sold its facilities in Ottawa (approximately 12000 sq feet) and relocated to a newly purchased facility, (approximately 18000 sq feet) in Arnprior, Ontario. Plaintree Systems Inc in September 2007 sold its facilities (approximately 6000 sq feet) in Arnprior and relocated to the newly acquired building purchased by Triodetic renting space until the amalgamation was completed. Hypernetics owns approximately 12000 square feet in Arnprior Ontario. Both facilities located in Arnprior Ontario provide the manufacturing, research and development, sales and administration for the newly amalgamated Plaintree Systems Inc.

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

C.

Organizational Structure

See “ITEM 4, Section A. History and Development of the Company”.

D.

Property, Plants and Equipment

The Company’s property, plant and equipment includes the land and building as stated under “Facilities” above, as well as computer and office equipment, software and furniture and fixtures (see Note 6 to the Fiscal 2008 Statements (as later defined). Property and plant were sold as described in “Facilities” above.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis, for the period ending March 31, 2008 which is prior to the completion of the Acquisition and the Amalgamation, is the responsibility of management and has been reviewed by the audit committee and approved by the board of directors.   The board of directors carries out its responsibilities for the financial statements and management’s discussion and analysis principally through the audit committee, which is comprised exclusively of independent directors.

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2008, 2007 and 2006 should be read in conjunction with the audited consolidated financial statements and notes of Plaintree for the year ended March 31, 2008 (Exhibit 1 “Fiscal 2008 Statements and Notes”).  Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP financial statements are reconciled to US GAAP.

Overview

Located in Arnprior, Ontario, Plaintree develops and manufactures the WAVEBRIDGE series of free space optical wireless links using Class 1, eye-safe light emitting diode technology providing high-speed network connections for cable companies, internet service providers, traditional telco’s, global system for mobile or cellular operators, airports and campus networks.  Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment.

Plaintree generated additional  revenue during the year by providing management consulting services to related parties. The Company has also earned income from its investment in a general partnership. The partnership arrangement was intended to provide Plaintree with income distributed from the partnership’s net earnings subject to predetermined maximum amounts distributed. Plaintree has received its maximum aggregate net distribution of $1,400,000 and it no longer has any right to future distributions from the partnership.

On April 1, 2008 subsequent to its fiscal 2008 year end, the Company completed an acquisition (the “Acquisition”) of all of the issued and outstanding share capital of (i) Hypernetics Limited (“Hypernetics”); and (ii) 4439112 Canada Inc., which owned all of the share capital of Triodetic Holdings Inc. and other subsidiaries, including Triodetic Building Products Inc. (the “Triodetic Group of Companies”).

Hypernetics was established in 1972 and was a manufacturer of avionic components for various applications including aircraft antiskid braking, aircraft instrument indicators, solenoids, high purity valves and permanent magnet alternators.  The Triodetic Group of Companies, with over 40 years of experience, was a design/build manufacturer of steel, aluminum and stainless steel specialty structures such as commercial domes, free form structures, barrel vaults, space frames and industrial dome coverings.

The total purchase price of $20 million for both Hypernetics and 4439112 Canada Inc. was paid by the Company by the combination of $1,500,000 cash, the issuance of 35,000,000 pre-consolidation common shares of the Company and the issuance of 18,325 class A preferred shares of the Company.  Following the Acquisition, Hypernetics and 4439112 Canada Inc., including all wholly-owned subsidiaries, except for their US incorporated subsidiaries, were amalgamated into Plaintree.  The businesses of Hypernetics and the Triodetic Group of Companies are now being operated as separate divisions of Plaintree.

Concurrent with the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree.  $1.5 million of the $1.8 demand loan was used to pay the cash portion of the purchase price for the shares of the Triodetic Group of Companies to William David Watson II and Nora Watson.

In addition to the Acquisition and subsequent to its fiscal 2008 year end, Plaintree also:

(a)

created “Class A Preferred Shares” to be issued as consideration in the Acquisition. The Class A Preferred Shares are non-voting, have a redemption value of $1,000 per share, are entitled to cumulative dividends of 8% per year, are redeemable at any time at the option of Plaintree and have liquidation preference of the redemption value plus cumulative dividends in priority to the common shares;

(b)

consolidated the outstanding common shares of the Company on a 10 pre-consolidation shares for 1 post-consolidation share basis; and

(c)

deleted an old class of preferred shares no longer being used by the Company.

The Company’s common shares are quoted on the OTCBB in the United States.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in notes 16 & 18 to the Fiscal 2008 Statements.  The Fiscal 2008 Statements do not include the accounts of Hypernetics or the Triodetic Group of Companies because the Acquisition occurred subsequent to the periods presented in the Fiscal 2008 Statements.

As stated in Note 1, the Fiscal 2008 Statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s history of losses and an accumulated deficit of $100,192,811 as at March 31, 2008.  The Company’s continued existence is dependent upon the success of the Hypernetics and the Triodetic business divisions and its ability to raise additional capital, to increase sales and become profitable and the continued availability of the demand loan and revolving credit from Targa Group Inc. until the Company is able to accumulate sufficient capital from its operations.

The Company believes that sales-related efforts of the amalgamated Company will provide sufficient cash flow for it to continue as a going concern in its present form.  However, there can be no assurances that the Company will achieve such results.  The Fiscal 2008 Statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

The following table sets forth selected financial information from the Company’s Fiscal 2008 Statements:

Statement of Operations Data
($000s, except per share data)	Fiscal Years ended March 31,
	2008	2007	2006

Revenue	$ 1,290	$ 2,163	$ 1,691
Operating income (loss)	(426)	729	(585)

Net income (loss)	70	970	(330)
Basic and diluted loss per share	$ 0.00	$ 0.01	$ 0.00

Balance Sheet Data
($000s)	As at March 31

	2008	2007	2006

Total assets	$ 5,405	$ 5,912	$ 7,543
Total liabilities	6,753	7,330	9,933
Long-term liabilities	Nil	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil

Buhler Partnership Investment

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and restructuring completed at the time. The investment by Plaintree in the Partnership was completed to provide Plaintree with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the bank loan principal and interest and other Partnership related expenses. Plaintree’s interest in the Partnership was limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000 and the Partnership has now distributed to Plaintree this amount. Plaintree has now effectively ceased to be a partner and is no longer entitled to any further distributions nor is it any longer subject to any obligations as a partner. In addition, the bank loan and all related expenses have been fully satisfied.

During the year ended March 31, 2008, the investment in the Partnership was reduced by $1,700,000. A total of $2,000,000 of distributions was received in the year ended March 31, 2008 and the investment was reduced to zero with the remaining $300,000 recorded as Partnership income as the remaining $2,000,000 outstanding on the loan was satisfied by the Partnership. Bank loan interest of $8,415 was also incurred and satisfied by the Partnership.

In fiscal 2008, the Company received payments totaling $112,061 (2007 - $268,334, 2006 - $273,395) and reported $308,415 (2007 - $516,577, 2006 - $602,130) of Buhler Partnership income from distributions received from the Buhler Partnership.  Also recorded was bank loan interest of $8,415 (2007- $214,994 , 2006 - $272,290) deducted before Plaintree’s net proceeds and other partnership related expenses of $nil (2007 - $59,677, 2006 - $83,785), which is made up of financing expense of $nil (2007 - $26,427, 2006 - $25,617) paid out of Plaintree’s proceeds and guarantee fees of $nil (2007 - $33,250, 2006 - $58,168) paid before Plaintree’s net proceeds.  As of March 31, 2008, a quarterly Buhler Partnership income allocation of $nil (2007 - $112,061, 2006 - $49,317) was due and payable and recorded as a receivable on the Fiscal 2008 Statements.

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

See “Partnership Income, Other partnership related expenses and Bank loan interest” for further information.

Results of Operations

($000s, except per share and % amounts)	Fiscal Year			Change from Fiscal
	2008	2007	2006	2007 to 2008	2006 to 2007
Management services revenue – related party	$ 999	$ 2,014	$ 1,546	$(1,015)	$ 468
Product and service revenue	289	148	146	141	2
Total revenue	1,290	2,162	1,692	(872)	470
Cost of revenue	403	701	519	(298)	182
Gross margin	887	1,461	1,173	(574)	288
	68.8%	67.6%	69.3%	1.2%	(1.7)%
Operating expenses:

Sales & marketing	394	59	569	335	(510)
Finance & administration	556	182	345	374	(163)
Research & development	263	164	324	99	(160)
Interest and accretion	100	327	520	(227)	(193)
	1,313	732	1,758	581	(1026)
Income (Loss) from operations	(426)	729	(585)	(1,155)	1,314
Gain on sale of investments	55	-	-	55	55
Partnership income	308	517	602	(209)	(85)
Other partnership expenses	-	(60)	(84)	60	24
Bank loan interest	(8)	(215)	(272)	206	57
Gain/(loss) on disposal of assets	141	(1)	9	142	(10)
Net income (loss)	$ 70	$ 970	$ (330)	$ (900)	$ 1,300

Basic and diluted income (loss) per share	$ 0.00	$ 0.01	$ 0.00

Revenues

Management services revenue from related parties

Management services revenue was earned by providing and charging for the services of certain Plaintree management under an arrangement with a company owned by a significant shareholder of Plaintree. Management services revenue decreased from $2,014,500 in 2007 to $999,350 in 2008. These services are provided as requested by the related party and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Product and service revenue

Total product and service revenue for fiscal 2008 was $290,351 compared to $148,296 in fiscal 2007 and $145,584 in fiscal 2006.  Product and service revenue increased from fiscal 2007 to fiscal 2008 and remained relatively constant between fiscal 2007 and 2006. Continued weak demand for telecommunications and wireless products has resulted in revenues being below expectations.

Gross Margin

Total gross margin from management services revenue, from related parties, and product and service revenue for fiscal 2008 was $887,059 or 68.8% compared to $1,461,504 or 67.6% in fiscal 2007 and 1,172,502 or 69.3% in fiscal 2006. The gross margin for 2008 consists of a margin on management services to related parties of $713,983 or 71.4% of management services revenue and a margin on product and services revenue of $173,076 or 59.6% of sales. The gross margin on management services revenue consists of revenues earned less direct employee salaries and benefits. This margin for related party management services has remained consistent and is not expected to change significantly.

Gross margins related to product sales, not including write-offs, in the fiscal 2006-2008 periods have been relatively constant around 60%. However, the margins have been reduced by additional write-offs of $22,011, $64,116 and $3,812 incurred in each of fiscal 2008, 2007 and 2006.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $393,835, $59,463, and $569,277 for fiscal 2008, 2007 and 2006, respectively.  These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The fluctuation in sales and marketing expenses mainly relates to costs that have been allocated to the cost of services for employee costs incurred that are attributable to management services revenue charged to related parties. Additionally, measures were taken in the second half of fiscal 2006 to reduce costs through headcount and salary reductions. These measures affected the second half of fiscal 2006 and all of 2007 and 2008.

Finance and administration expenses

Finance and administrative expenses were $556,241, $181,735, and $343,521 in fiscal 2008, 2007 and 2006, respectively.  Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which include financial staff, legal and audit activities as well as the amortization of capital assets.

Finance and administrative expenses as a total increased by $374,506 during fiscal 2008 compared to fiscal 2007 and decreased in fiscal 2007 by $161,786 compared to fiscal 2006. The fluctuations in finance and administration expenses from 2006 to 2007 and from 2007 to 2008 relate to costs that have been allocated to the cost of services related to employee costs incurred that are attributable to management services revenue charged to related parties. These charges were higher in fiscal 2007.

Research and development expenses

Research and development expenses were $262,614, $164,214, and $324,488 in fiscal 2008, 2007 and 2006, respectively. Research and development expenditures consist primarily of software and hardware engineering, personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

The increase in research and development expense from fiscal 2007 to fiscal 2008 relates to utilization of available resources from manufacturing to development efforts.

Interest and accretion

Interest and accretion expenses consist of amortization of the discount on the debt portion of convertible debentures plus interest expense. Interest expense mainly relates to interest incurred on related party debt and lease arrears.

Amortization of discount on the convertible debentures that resulted from the fair value assigned to the equity component of convertible debentures was $7,384 during 2008, $143,059 during 2007, and $373,145 during 2006 (see Note 7 to the Fiscal 2008 Statements). The amortization of discount on the convertible debentures has gradually decreased as the convertible debentures reached maturity and ceased altogether in fiscal 2008 as all the convertible debentures have reached maturity. Interest expense was $92,837, $183,847, and $147,137 in fiscal 2008, 2007 and 2006, respectively.  Interest expense has decreased as the loans from Hypernetics and the Triodetic Group of Companies (related to management fees) accrue interest earned offsetting accrued interest expense on matured convertible debentures and other related party loans.

Other income (loss)

Other income (loss) reflected a gain of $141,188 in fiscal 2008, a loss of $1,340 in fiscal 2007 and a gain of $9,000 in fiscal 2006 resulting from the sale of Company assets.

Partnership income, other partnership related expenses and Bank loan interest

In fiscal 2008, the Company recorded Partnership income allocations of $308,415 (2007 - $516,577, 2006 - $602,130).  Also recorded was bank loan interest of $8,415 (2007 - $214,994, 2006 - $272,290) and other Partnership related expenses of $nil (2007 - $59,677, 2006 - $83,785). In fiscal 2008, the Company ceased to be a partner and will receive no further income and incur no further expense related to the Partnership. See “Buhler Partnership Investment” for further information.

Net Loss

The net income for fiscal 2008 was $70,453 or $0.00 per share compared to net income for fiscal 2007 of $969,752 or $0.01 per share and compared to a net loss for fiscal 2006 of $330,011 or $0.00 per share. The shift to net income in 2007 and 2008 from a net loss in 2006 relates to the management services revenue charged to related parties and cost reduction measures. The decline in net income from management consulting fees in 2008 from 2007 was primarily due to management’s concentration on the subsequent acquisitions of Hypernetics and the Triodetic Group of Companies. Added legal and accounting fees associated with the due diligence also contributed to the overall lower net income.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2008 and fiscal 2007:

Quarters ended

(unaudited, in $000s except per share)

	Fiscal 2008				Fiscal 2007
	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31
	2007	2007	2007	2008	2006	2006	2006	2007

Revenue	$573	$136	$95	$486	$540	$528	$556	$539
Income (Loss) from operations	243	(315)	(332)	(22)	138	221	260	110
Net income (loss)	543	(114)	(332)	(27)	147	275	337	211
Net income (loss) per share-basic and diluted	$0.01	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Fourth quarter of fiscal 2006

During the fourth quarter of fiscal 2007, revenue was approximately $486,000 and the net loss was approximately $27,000.    Income/(loss) from operations and net income/(loss) for the each of the quarters in fiscal 2008 varied based on management services charged to related parties. These services are provided and charged as needed by the related parties. These fees have effectively ceased subsequent to the Acquisition described in the Overview Section.

B.

Liquidity and Capital Resources

($000s)	Fiscal Year		Change from Fiscal
	2008	2007	2007 to 2008
Cash	$ 42	$ 35	$ 7
Working Capital	(1,445)	(3,282)	1,837
Net cash provided by (used in):
Operating activities	(1,384)	(933)	(451)
Investing activities	358	(73)	431
Financing activities	1033	1,086	(53)

Cash

As at March 31, 2008, the Company held $41,949 in cash, an increase of $7,057 from March 31, 2007.

Working Capital

Working capital represents current assets less current liabilities.  As at March 31, 2008, the Company had a working capital deficit of $1,444,605 compared to a working capital deficit of $3,281,562 at March 31, 2007.  The decrease in the working capital deficit was primarily a result of the reduction in the bank loan by $2,000,000. The most significant portion of the working capital deficiency of $3,281,562 as at March 31, 2007 related to the bank loan balance of $2,000,000 obtained to invest in the Partnership.

Cash used in Operating activities

Cash used in operating activities for fiscal 2008 was $1,384,325 representing an increase of approximately $451,314 from the $933,011 in fiscal 2007 which was relatively constant from $1,031,930 in fiscal 2006. The increased use of cash in operating activities mainly relates to the accumulation of related party receivables offset by the net income in 2008 and 2007 and the decreased loss in 2006. Also observed in 2008 was non-cash Partnership income realized upon satisfaction of the bank loan outstanding.

Cash provided by (used in) Investing activities

Cash provided by investing activities for fiscal 2008 of $358,038 relates to the sale of the Company’s land and building, proceeds from investment in partnership and other investments offset by the purchase of assets totaling approximately $99,000. In fiscal 2007, cash used in investing activities of $73,000 relates to the purchase of capital assets and an increase in the amount due from partnership, compared to cash provided of $9,000 for fiscal 2006 resulting from the sale of capital assets.

Cash provided by Financing activities

Cash provided by financing activities for fiscal 2008 was $1,033,344 compared to cash provided by financing activities of $1,086,426 of the prior fiscal year and $944,067 in fiscal 2006.  Cash provided by financing activities mainly relate to proceeds from related parties, including $365,000 of convertible debentures issued in fiscal 2006.

Outlook

The Company’s legacy products are not currently producing sufficient revenue to sustain the continuing operations of the Company. The Company has been earning management services revenue from related parties and earning income from its investment in the Partnership to mitigate its losses and provide capital to continue operations. The requisition of additional management services is at the discretion of the related party with no minimum commitment and the services, and related income, may, are expected to, cease at any time. Additionally, the Partnership income has reached its predetermined maximum distributions and the Company’s rights and obligations to the Partnership relationship has now ceased.

The Company’s total working capital deficit of approximately $1.35 million at March 31, 2008 and the Company’s ongoing operations will need to be funded through additional capital in the near term.

As described in the Overview section of this MD&A, the Company completed the Acquisition of Hypernetics and 4439112 Canada Inc.

The total purchase price of $20 million for both Hypernetics and 4439112 Canada Inc. was paid by the Company by the combination of $1,500,000 cash; the issuance of 35,000,000 common shares of the Company and the issuance of 18,325 class A preferred shares of the Company.  As a result of the Acquisition, Hypernetics and 4439112 Canada Inc., including all wholly-owned subsidiaries, except for their US incorporated subsidiaries, were amalgamated into Plaintree.  Following the completion of the amalgamation, the businesses of Hypernetics and the Triodetic Group of Companies have been operated as separate divisions of Plaintree.

Concurrent with the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree.  $1.5 million of the $1.8 demand loan was used to pay to William David Watson II and Nora Watson the cash portion of the purchase price for the shares of the Triodetic Group of Companies.

There can be no assurances that the financing described above will continue to be available or that the Company will achieve the operating results required to continue as a going concern. If these events do not occur, the Company may cease operations.

Related Party Transactions

Acquisitions

As described in Item 4: Information on the Company of this 20F, the Company completed the Acquisition of Hypernetics and 4439112 Canada Inc.

Prior to the Acquisitions, Hypernetics and the Triodetic Group of Companies were both  controlled by William David Watson II and Nora Watson.  William David Watson II is the President and Chief Executive Officer of the Company and a director of the Company.  Nora Watson is the spouse of William David Watson, the Chairman and VP Mergers and Acquisitions of the Company.  William David Watson II and Nora Watson held directly and indirectly 27.98% of the issued and outstanding common shares of Plaintree (38.1% on a fully-diluted basis).

As a result of these relationships, the Acquisition was considered to be a “related party transaction” within the meaning of Rule 61-501 under the Ontario Securities Act which required obtaining the majority of the minority shareholder approval.

Concurrently with the completion of the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree.  $1.5 million of the $1.8 demand loan was used to pay William David Watson II and Nora Watson the cash portion of the purchase price for the shares of the Triodetic Group of Companies.

Due to Related Parties - Convertible Debentures

The debentures are convertible into common shares of the Company at the holder’s option at any time. They become due and payable two years from the date of issue at which point interest will begin to accrue at 10% on any unpaid balances. Debentures may be repaid at any time by the Company with 30 days notice subject to the holders’ right to convert within that time period. All of the Company’s assets were pledged as security for these convertible debentures under an already existing general security agreement.

All of the convertible debentures are held by related parties including Targa Group Inc. or a subsidiary of Targa Group Inc. and an independent director of the Company and a company controlled by that director.

Convertible debentures due to related parties outstanding as at March 31, 2008 are as follows:

Face Value	Convertible Debt Balance as at March 31, 2007	Accretion of Debt Discount in fiscal 2007	Accrued Interest	Convertible Debt Balance as at March 31, 2008

$ 900,000	$ 1,015,951	$ -	$ 90,000	$ 1,105,951
220,000	222.918	-	22,000	244,918
220,000	219,172	828	21,193	241,193
145,000	138,445	6,555	12,083	157,083

$ 1,485,000	$ 1,596,486	$ 7,383	$ 145,276	$ 1,749,145

Related Party Transactions - Other

Due from related parties consists of accounts receivable for management consulting services to the Triodetic Group of Companies, which is owned by the same individual that controls Targa Group Inc., the Company’s largest shareholder, and accounts and a loan receivable from Hypernetics, a subsidiary of Targa Group Inc., including interest.

Due from related parties totaled $5,103,993 (2007 - $3,744,230) at March 31, 2008 including management fees of $426,600 (2007 – $1,212,598) and loans totaling $4,677,393 (2007 - $2,531,631) as at March 31, 2008 including interest of $505,355 (2007 - $156,383) which accrues at 10% per annum.

During the year ended March 31, 2008, a total of $999,350 (2007 - $2,014,500) of management consulting fees was charged at the agreed exchange amount to these related companies.

During fiscal 2008, total rent expense of $27,428 (2007 - $12,000; 2006 - $12,000) was incurred to companies controlled by Targa Group Inc. for office and manufacturing space and storage services.  An amount $51,428 remained unpaid at March 31, 2008.

During the year ended March 31, 2007, the Company acquired an automobile from the Chief Executive Officer of the Company at a cost of $10,000. This transaction was recorded at the estimated fair value of the asset.

Fiscal 2008 interest expense of $92,837(2007 - $183,847; 2006 - $147,137) is primarily interest on related party balances as described in Notes 9 and 10.

In August 2005, the Company obtained a loan (“2005 Loan”) from an affiliate of Targa Group Inc. of $425,000. The 2005 Loan is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the 2005 Loan during the period ending March 31, 2006. The 2005 Loan is secured by an already existing general security agreement over Plaintree’s assets. As of March 31, 2008, $1,719,728 (2007 - $1.221,389) had been advanced with interest accrued to date of $266,732 (2007 - $127,545) for a total payable of $1,986,460 (2007 - $1,348,934). This amount is included in due to related parties - other.

On November 19, 2003, the Board of the Company agreed to accept a loan (“Loan”) from Targa Group Inc., its largest shareholder, of $500,000 (net of related fees).  The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum.  The Loan is also secured by an already existing general security agreement over Plaintree’s assets.  As of March 31, 2008, the total Loan amount outstanding was $445,198 ($310,386 principal plus $134,812 of accumulated interest); 2007 - $410,927 ($310,386 principal plus $100,541 of accumulated interest).  This amount is included in “Due to Related Parties – Other”.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears including interest of $98,567 (2007 - $80,971) owing to this related party amounted to $317,375 (2007 - $299,779).  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  The forbearance agreement is now in default and the amounts owing are due and payable.  This amount is still outstanding as at March 31, 2008 and is included in “Due to Related Parties – Other”.

As of April 1, 2002, the Company’s senior officers have agreed to defer payment of consulting fees and salaries payable.  During fiscal 2008, a portion of these fees and salaries, amounting to $126,000 (2007 - $92,000), was paid to the senior officers.  At March 31, 2008, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa Group Inc., amounted to $1,436,847 (2007 - $1,212,847), plus interest charges of $310,243 (2007 - $202,352) for a total payable of $1,747,090 (2007 – $1,415,199).  These amounts are included in “Due to Related Parties – Other”.

Other Contracts and Commitments

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2008:

	Payments due by period
	Total	Less than 1 year	1-3 Years
Due to related parties – convertible debentures	1,485,000	1,485,000	-
Due to related parties – convertible debentures int	264,145	264,145
Due to related parties – other	3,697,566	3,697,566	-
Due to related parties – other interest	810,617	810,617

	$6,257,328	$6,257,328	$-

Facilities

During the year ended March 31, 2008, Plaintree sold its existing building in Arnprior, Ontario. The Company has been occupying approximately 2,000 square feet of office space for $2,000 per month owned by the Triodetic Group of Companies.   As a result of the Acquisition described in the Overview, the land and buildings owned by the Triodetic Group of Companies provides sufficient space to support the operations of the post Acquisition Company.

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

Management services revenue is recognized as services are delivered when there is persuasive evidence of an agreement and collection is reasonably assured.

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

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.  Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of assets, valuation of its investment in partnership, valuation of its inventory, stock-based compensation, certain accrued liabilities, deferred revenue and convertible debentures.  Actual results could differ from the estimates made by management.

Stock option plan

The Company has stock option plans as described in Note 10 to the Fiscal 2008 Statements. The Company uses the fair value based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that result from settlement for cash or other assets.  Awards that the Company has the ability to settle in shares are recorded as equity whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

New accounting policies

Effective April 1, 2007, the Company has adopted the following accounting standards. There were no changes in measurement resulting from applying the new standards on April 1, 2007.

Financial instruments

Section 3855 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Financial Instruments – Recognition and Measurement came into effect for fiscal years beginning on or after October 1, 2006. This section establishes standards for recognizing and measuring financial assets, liabilities and non-financial derivatives.

Section 3860 of the CICA Handbook has been reissued as section 3861, Financial Instrument – Disclosure and Presentation, and establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions came into effect for fiscal years beginning on or after October 1, 2006.

All financial assets and liabilities are recorded on the balance sheet. Initial recognition of financial assets and liabilities is at fair value.

Current monetary assets and liabilities

Cash is classified as held for trading and is measured at fair value with changes in fair value recorded in net income. Accounts receivable and accounts payable and accrued liabilities are classified as loans and receivables and other financial liabilities respectively are measured at amortized cost after initial recognition at fair value with interest accretion recorded in net income. Due to the short-term nature of these assets and liabilities, the carrying amounts approximated amortized cost.

Comprehensive income

Section 1530 of the CICA Handbook, Comprehensive Income came into effect for fiscal years beginning on or after October 1, 2006. This section establishes standards for reporting and display of comprehensive income. Comprehensive income is the change in a Company’s net assets (equity) that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes all changes in equity except those resulting from investments by shareholders.

The CICA also made changes to section 3250 of the CICA Handbook , Surplus and reissued it as section 3251, Equity. The section also came into effect for fiscal years beginning on or after October 1, 2006. This section establishes standards for the presentation of equity and changes in equity during the reporting period.

To date, the Company has no items that would affect other comprehensive income and therefore net income (loss) is equal to comprehensive income (loss). There is no impact of these changes noted above on the opening deficit balance at April 1, 2007.

United States generally accepted accounting principles

In June 2006, the Financial Accounting Standards Board (“FASB”) issued “FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes”. This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109 Accounting for Income Taxes, and requires additional financial statement disclosure about uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company implemented this interpretation in fiscal 2007 with no significant impact due to its history of tax losses.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and where applicable simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. The Statement is effective for fiscal years beginning after January 1, 2008. Provisions of the Statement are to be applied prospectively except in limited situations. The Company has not yet determined the impact of this statement on its financial reporting.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115."  SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates.  Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date.  The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  This Statement is required to be adopted by the Corporation in the first quarter of its fiscal year 2009.  The Corporation is currently assessing the impact of the adoption of this Statement.

In December 2007, the FASB revised SFAS No. 141R, "Business Combinations."  This revision establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, recognizes and measure the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement is required to be adopted by the Corporation for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008.  The Corporation is currently assessing the impact of the adoption of this Statement.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51."  SFAS No. 160 establishes accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.  The Corporation is currently assessing the impact of the adoption of this Statement.

Future accounting policy changes

The CICA has issued new accounting pronouncements for disclosure and presentation of financial instruments, Section 3862 – Financial Instruments – Disclosure and Section 3863 – Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. These sections establish standards for presentation and disclosure of financial instruments and non-financial derivatives. These new sections require disclosures of both qualitative and quantitative information that enables financial statement users to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed.

Section 1535 – Capital Disclosures has been issued by the CICA and applies to fiscal years beginning on or after October 1, 2007. This section establishes standards for presentation and disclosure of financial instruments and non financial derivatives requires disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

Summary of Outstanding Share Data

As at March 31, 2008 the following equity instruments were issued and outstanding:

Common Shares of 90,221,634

Stock Options

Stock options granted and outstanding at March 31, 2008 of 2,175,000 are exercisable to receive the same number of common shares at exercise prices ranging from $.08 to $2.31 with the latest expiry being September 9, 2010.   Under the Company’s stock option plan, the maximum number of stock options which may be granted is 12,000,000.

Convertible Debentures

The Company has issued various tranches of convertible debentures to related parties for total face value of $1,485,000. The debentures plus accrued interest are convertible at any time into common shares of the Company at varying conversion rates that were determined at the time of issuance of each tranche. If all the debentures plus accrued interest were converted at the current time, the total number of common shares issued would be 20,005,075 on a pre-consolidation basis.

C.

Research and Development and Licenses, etc.

See “Research and Development Expenses” in Item 5.A and “Research and Product Development” in Item 4.A.

D.

Trend Information

See “Overview” in Item 5.A

E.

Off-Balance Sheet Arrangement

None.

F.

Tabular disclosure of contractual obligations

The following table provides a summary of the Company’s obligations outstanding as of March 31, 2008:

	Payments due by period
	Total	Less than 1 year	1-3 Years
Due to related parties – convertible debentures	1,749,145	1,749,145	-
Due to related parties – other	4,508,183	4,508,183	-

	$6,257,328	$6,257,183	$-

G.

Safe Harbor

All information that is not historical in nature is deemed to be a forward-looking statement.  Actual results could differ materially from those anticipated.  See also the section entitled “Caution Regarding Forward Looking Information” prior to Part I of this 20-F.

ITEM 6:  DIRECTORS,  SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name and Residence	Present Principal Occupation(1)	Director Since	Number of Common Shares(1)
William David Watson Merrickville, Ontario	Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	1999	7,000
William David Watson II (1)(3) Burritts Rapids, Ontario	Chief Executive Officer and President of the Company	1999	1,925,000
Robert E. Shea (2) Boston, Massachusetts	Chairman of Shea Financial Group	2000	131,400(2)
Girvan L. Patterson (1)(2) Ottawa, Ontario	Chief Operating Officer, Taransys Inc.	2000	1,800(5)
Jerry S. Vickers(1)(2) Toronto, Ontario	Financial/Business Consultant	2003	-(5)
Hon. John Buchanan, P.C., Q.C. Halifax, Nova Scotia	Senator and Lawyer	2003	-(5)

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

GIRVAN L. PATTERSON, Director.  Mr. Patterson was appointed a director of the Company in January 2000.  In 1988, Mr. Patterson co-founded CANAI Inc. (which in 1991 became Plaintree Systems Inc.) and from 1995 through 1999 was the Vice-President of International Sales, and served as the Corporate Secretary of the Company from 1988 to 2001.  Mr. Patterson is currently Chief Operating Officer of Taransys Inc., a developer of gallium nitride semiconductors for environmentally beneficial power conversion.  Prior to this, he was responsible for international marketing with Voxium Inc., a manufacturer of premium home theatre equipment. He serves on the board and audit committees of Intertainment Media Inc. (TSXV) and e-djuster Inc. Mr. Patterson was educated at Manchester and Aston University in the United Kingdom and holds a Chartered Engineer designation.

JERRY S. VICKERS, Director.   Mr. Vickers continues to act as an independent finance/business consultant (providing services in finance, strategic planning, business development, organizational development, M&A, cash management, compliance/governance and certain senior management roles) to private and public companies since departing Desjardins Securities Inc. in May 2003. Based in Toronto, he was a Vice-President, Investment Banking, Technology Group for Desjardins Securities Inc., an indirect wholly owned subsidiary of Desjardins Mouvement, a financial services conglomerate, from January 2002 to April 2003. From August 2000 through to December 2001, Mr. Vickers was an independent finance/business consultant to private and public companies.  He has been a director of private and public companies engaged in technology (software, hardware, internet based technologies) as well as the hospitality industry.  He was a Vice-President in Corporate Finance at Groome Capital.com Inc. and Yorkton Securities Ltd. from July 1996 through to July 2000 specializing in new economy companies (i.e. software, hi-tech, telecom, biotech).  From January 1990 to July 1996, he was the Director and a Manager of Company Listings at the Toronto Stock Exchange.  From July 1985 to December 1989, he was a corporate lender at the CIBC and a senior analyst in Engineering Economics at Bell Canada.  Mr. Vickers earned a Master of Arts Degree in Economics from the University of Toronto (1985) and a Bachelor of Arts (Honours) in Economics (summa cum laude) from McMaster University (1982).

HON. JOHN M. BUCHANAN, P.C., Q.C., Director.  Mr. Buchanan was appointed to the Senate of Canada by the Rt. Hon. Brian Mulroney on September 12, 1990. Prior to being appointed Senator, Mr. Buchanan was elected as a Member of the Nova Scotia Legislative Assembly in 1967, re-elected in 1970, 1974, 1978, 1981, 1984 and 1988.  Senator Buchanan was elected as Premier of Nova Scotia in 1978. He was re-elected in 1981, 1984 and 1988 becoming the third Premier in the history of Nova Scotia to be elected to four consecutive terms and the fourth longest premier in Nova Scotia. Mr. Buchanan graduated from Mount Allison University in 1954 with a B.Sc Degree and Engineering Certificate.  He graduated from Dalhousie University with a LL.B. Mr. Buchanan was appointed Queens Council in 1972 and awarded Doctorates from Nova Scotia Technical College, Mount Allison University, St. Mary’s University, St. Francis Xavier University and Universite Ste. Anne. On April 17, 1982, Senator Buchanan was made a member of Her Majesty’s Privy Council and in 1979 received the Toastmasters International Communication and Leadership Award. Mr. Buchanan has been an executive member of the Canada-United States Interparliamentary Association for eight years.  Mr. Buchanan is also Chairman of the Canada-Sweden Parliamentary Association and an Executive Member of the Canada-Taiwan Association.  He is married to the former Mavis Forsyth and they have five children.

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

B.

Compensation

The following table summarizes, for each of the three most recently completed fiscal years of the Company, information concerning the compensation earned by the Company’s: (i) President and Chief Executive Officer; and

(ii) Chairman and Vice President, Mergers and Acquisitions (collectively, the “Named Executive Officers”).  No other executive officer of the Company earned $150,000 or greater in salary and bonus during the fiscal year ended March 31, 2008.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation
		Salary	Bonus	Other Annual Compensation (1)	Securities Under Options/ SARs Granted (2)
William David Watson II, President and Chief Executive Officer	2008	$(3)200,000	nil	nil	nil	nil
	2007	$(3)200,000	nil	nil	nil	nil
	2006	$(3)200,000	nil	nil	nil	nil
William David Watson, Chairman and VP, Mergers and Acquisitions	2008	$150,000(4)	nil	nil	nil	nil
	2007	$150,000(4)	nil	nil	nil	nil
	2006	$150,000(4)	nil	nil	nil	nil

(1)

Unless otherwise stated, perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the noted executive officers.

(2)

All references are to options to acquire common shares outstanding at the end of each year.

(3)

Salary is annualized.  Most of Mr. Watson II’s salary for fiscal 2008, 2007 and 2006 has been deferred. The deferred amounts will be paid once Company resources permit.   Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly.

(4)

Fee is annualized.  All of Mr. Watson’s fees for fiscal 2008, 2007 and 2006 have been deferred.  The deferred amounts will be paid once Company resources permit. Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly.

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

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities or any other measure) was paid or distributed to the Named Executive Officers during the most recently completed financial year ended March 31, 2008.  However, see “Incentive Stock Options” below.

Incentive Stock Options Granted to the Named Executive Officers during Financial Year Ended March 31, 2008

No options were granted to any of the Named Executive Officers during fiscal 2008.

Aggregated Option Exercises During the Most Recently Completed Financial Year Ended March 31, 2007 and Option Values as at March 31, 2008

The following table sets forth information with respect to the exercise of options during the financial year ended March 31, 2008 by the Named Executive Officers and the number and value of unexercised options held as at March 31, 2008.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2007 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options at March 31, 2007 Exercisable/ Unexercisable ($) (1)
William David Watson, Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	nil	nil	nil/nil	nil/nil
William David Watson II, President and Chief Executive Officer	nil	nil	nil/nil	nil/nil

(1) On March 31, 2008, the common shares of the Company were no longer trading on the TSX.

Compensation of Directors

During the fiscal year ended March 31, 2008, no cash remuneration was paid to the directors of the Company for their services as directors.  The Company’s current policy is not to pay cash compensation to any individual for serving as director.  Rather, the directors receive incentive in the form of stock options, at the discretion of the board of directors, for serving as directors of the Company.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to align the personal interest of each of the directors to that of the shareholders.

During the fiscal year ended March 31, 2008, there were no options to acquire common shares of the Company granted to directors.

Incentive Stock Options

The management and the directors of the Company are of the view that to be able to attract the most suitable employees, officers and directors to the Company, it is often necessary to be able to offer them options to purchase common shares, as an incentive or inducement.   See “Executive Compensation – Stock Option Plan”.

As of the date of this 20-F, the Company has issued and outstanding options to purchase 607,500 common shares at exercise prices ranging from $0.12 per common share to $1.05 per common share, of which options to purchase 580,000 common shares have been granted to directors and officers of the Company.  The following table is a summary of options which have been granted to directors, officers and employees of the Company, which were outstanding as at the date of this Form 20-F.

Holders	Number of Common Shares under Options	Exercise Price Per Common Share	Expiry Date	Market Price at Date of Grant
Officers as a Group (includes Directors who are also Officers)	180,000	$0.12	August 11, 2013	$0.12
Directors who are not also Officers as a Group	400,000	$0.12	August 11, 2013	$0.12
All other Employees as a Group	7,500 10,000	$1.05 $0.12	November 19, 2008 August 11, 2008	$1.05 $0.12
Others (non-employees, Directors, Officers) as a Group	10,000	$0.80	September 9, 2010	$0.80

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

D.

Employees

As at the date of this Form 20-F document, the Company’s total work force is approximately 100 persons, all of whom are located in Arnprior, Ontario.  All employees and service providers execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees are not unionized.

E.

Share Ownership

The following table sets out the names of the directors and senior management of the Company together with the number of shares of the Company held, directly or indirectly, by each as at the date of this document:

Name and Residence	Present Principal Occupation(1)	Director Since	Number of Common Shares(1)
William David Watson Merrickville, Ontario	Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	1999	7,000(5)

William David Watson II(3) Burrits Rapids, Ontario	Chief Executive Officer and President of the Company	1999	1,925,000(5)
Robert E. Shea(4) Boston, Massachusetts	Chairman of Shea Financial Group	2000	131,400(2)(5)
Girvan L. Patterson (3)(4) Ottawa, Ontario	Chief Operating Officer of Taransys Inc..	2000	1,800(5)
Jerry S. Vickers(3)(4) Toronto, Ontario	Independent Financial advisor	2003	-(5)
Hon. John Buchanan, P.C. Halifax, Nova Scotia	Member of the Senate of Canada	2003	-(5)

Notes:

(1)

The information has been furnished by the respective directors and officers individually.  The common share numbers have been adjusted to reflect the completion of the 1 for 10 consolidation on April 1, 2008.

(2)

Held through a holding company.  Does not include $147,760 secured convertible debentures held directly by Mr. Shea and indirectly through a company related to Mr. Shea having conversion prices ranging from $0.40 to $0.65. The debentures may be converted at anytime into Common Shares and if all of the debentures are converted, 332,130 Common Shares will be issued to Mr. Shea or to his affiliates.

(3)

Member of Compensation and Corporate Governance Committee

(4)

Member of Audit Committee

(5)

Does not include the following options to acquire Common Shares granted to the directors:  Robert Shea –100,000 options, Girvan Patterson -100,000 options,  Jerry Vickers - 100,000 options and Hon. John Buchanan - 100,000 options.

As at the date hereof, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 2,065,200 common shares, representing 16.49% of the common shares then outstanding (excluding any common shares to be obtained on the exercise of options held by the directors and officers).

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

The maximum number of options that may be granted under the Stock Option Plan is 1,200,000, representing 9.58% of the issued and outstanding common shares of the Company.  In addition, the number of common shares which may be reserved for issuance on the exercise of options granted under the Stock Option Plan and granted under any other arrangement to any one individual (including insiders of the Company) shall not exceed 5% of the issued and outstanding common shares of the Company (on a non-diluted basis) at the time of the grant.

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

The board of directors may suspend, amend or terminate the Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby unless the affected participant consents to such amendment.  The further approval of the Company’s shareholders is required only for amendments that increase the number of shares available for issuance under the Stock Option Plan, that materially increase the benefits accruing to participants, or that materially change the class of persons eligible for the granting of options. As of the date of the 20-F, the Company has issued and outstanding options to purchase  607,500 common shares at exercise prices ranging from $0.12 to $1.05 per common share.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

(a)

To the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person except that Targa Electronics Systems Inc. owns approximately 20.2% of the common shares and 49.1% of the class A preferred shares of the Company, William David Watson II owns approximately 15.4% of the common shares and 28.4% of the class A preferred shares of the Company and Nora Watson owns approximately 12.6% of the common shares and 22.5% of the class A preferred shares of the Company.  There are no arrangements known to the Company to operation of which may at a subsequent date result in a change of control of the Company.

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

(c)

The following table sets forth the common shares held by the owners of 5% or more of the common shares, as known to the Company as of the date of the 20-F:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class(1)
Common Shares	Targa Group Inc.	2,524,676	20.2%
Common Shares	William David Watson II	1,925,000	15.4%
Common Shares	Nora Watson	1,575,000	12.6%
Class A	Targa Electronics Systems Inc.	9,000	49.1%
Class A	William David Watson II	5,203.75	28.4%
Class A	Nora Watson	4,121.25	22.5%

(1)

As at the date of this Form 20-F there were 12,522,143 common shares outstanding and 18,325 class A preferred shares outstanding.  The percentage presented in the column does not reflect any of the common shares to be obtained on the exercise of options currently outstanding.

B.

Related Party Transactions

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company or any known associate or affiliate of such persons, in any transaction of the Company during the fiscal year ended March 31, 2008 or in any proposed transaction which has materially affected or will materially affect the Company except as disclosed under Item 5.A. “Related Party Transactions” and Item 5.B “Executive Compensation – Employment Agreements of the Named Executive Officers”.

C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8:  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The following financial statements of the Company and the report of the independent auditor are included as Appendix A as noted in Exhibit 1:  Fiscal 2008 Statements and Notes thereto, together with the report thereon of Deloitte & Touche, LLP:

(a)

Independent Registered Chartered Accountants Report relating to the Fiscal 2008 Statements and notes thereto;

(b)

Consolidated Statements of Operations for the years ended March 31, 2008, March 31, 2007 and 2006;

(c)

Consolidated Balance Sheets as at March 31, 2008 and 2007;

(d)

Consolidated Statements of Cash Flows for the years ended March 31, 2008, 2007 and 2006;

(e)

Consolidated Statements of Shareholders’ Deficiency for the years ended March 31, 2008, March 31, 2007 and March 31, 2006; and

(f)

Notes to the Fiscal 2008 Statements.

B.

Significant Changes

See Acquisition and Amalgamation described in this 20-F.

ITEM 9:  THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low sale prices of the common shares of the Company for the fiscal periods indicated:

Toronto Stock Exchange (TSX)(1)
Price Per Share (Canadian $)
	High	Low
Full Financial Years (Five Most Recent – ending on March 31 in each year)
2004	0.21	0.03
2005	0.15	0.045
2006	n/a	n/a
2007	n/a	n/a
2008	n/a	n/a
Full Financial Quarters (Two Most Recent Years ending on March 31 in each year and Q1 2009 ending on June 30, 2008)
2007
First Quarter	n/a	n/a
Second Quarter	n/a	n/a
Third Quarter(1)	n/a	n/a
Fourth Quarter(1)	n/a	n/a
2008
First Quarter	n/a	n/a
Second Quarter	n/a	n/a
Third Quarter	n/a	n/a
Fourth Quarter	n/a	n/a
2009
First Quarter(1)	n/a	n/a
Monthly (Most Recent 6 Months ending on August 31, 2008)
March 2008(1)	n/a	n/a
April 2008(1)	n/a	n/a
May 2008(1)	n/a	n/a
June 2008(1)	n/a	n/a
July 2008(1)	n/a	n/a
August 2008(1)	n/a	n/a

(1)

The Company’s common shares were delisted from the Toronto Stock Exchange on October 17, 2005.

As of the date of this Form 20-F, approximately 0.23% of the Company’s common shares, or 28,290 common shares, were held by 45 persons having addresses of record located in the United States.

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

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

ITEM 10:  ADDITIONAL INFORMATION

A.

Share Capital

Not Applicable.

B.

Memorandum and Articles of Association

Articles of Amalgamation and By-laws

Pursuant to the articles of amalgamation dated April 1, 2008 of the Company, there are no restriction on the business the Company may carry on.

Pursuant to B-law No. 1 of the Company dated April 1, 2008, a director or officer of the Company must disclose to the Company, as required by law, any interest such director or officer has in a material contract or transaction, whether made or proposed, with the Company, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.  Such a director may not vote on any resolution to approve the same except as provided for in the Canada Business Corporations Act.

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of class A preferred shares, of which 12,522,143 common shares and 18,325 class A preferred shares are outstanding as at the date of this Form 20-F.

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

Class A Preferred Shares

Voting – Except as required by law, holders of class A preferred shares are not entitled to receive notice of or to attend and vote at meetings of shareholders of the Company.

Dividends - In each fiscal year, as and when declared by the board of directors and always in preference and priority to any payment of dividends on the common shares, the holders of the class A preferred shares are entitled to cumulative dividends in the amount of eight percent (8%) of the Redemption Amount per annum.  The expression “Redemption Amount” means $1,000 per class A preferred share.  No dividends is to be shall be paid or set apart for payment upon the common shares unless all cumulative dividends on the class A preferred shares have been declared and paid or set aside for payment.  In any year that dividends are not paid, the amount of the dividends for that year will accumulate and be added to the amount required to be paid on the class A preferred shares when dividends are so declared by the board of directors.  The holders of class A preferred shares are not entitled to dividends in excess of the yearly 8% per annum as described above.

Redemption - The class A preferred shares are redeemable at any time in whole or in part at the option of the Company upon payment of the Redemption Amount plus an amount equal to all dividends which have at the relevant time been declared or accrued thereon but which have not then been paid (if any).

Dissolution - In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the class A preferred shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of the common shares, an amount equal to the Redemption Amount plus an amount equal to all dividends which have at the relevant time been declared or accrued thereon but which have not then been paid (if any) and no more.

To change the rights of holders of the common shares or class A preferred shares, approval of the shareholders and an amendment to the articles of the Company are necessary.

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

I.

Subsidiary Information

The Company has two wholly-owned subsidiaries: (i) Plaintree Systems Corporation, a wholly-owned inactive subsidiary incorporated under the laws of the State of Delaware; and (ii) Triodetic Space Frames, Inc., a wholly-owned subsidiary incorporated under the laws of the State of Delaware.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

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

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2008. Based upon that evaluation, the Company’s Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. There has not been any change in the Company’s internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Securities Exchange Act of 1934 that occurred during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and evaluates the effectiveness of the Company’s internal control over financial reporting.  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008 concluded that the internal control over financial reporting is effective and no material weakness in the Company’s internal control over financial reporting was identified by management.  There have been no changes in internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The public accounting firm that audited the Company’s financial statements has not issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP have been the auditors of the Company for the last three fiscal years. Audit Fees for 2008 were $216,000 (2007 - $44,500) and tax fees for 2008 were $8,500 (2007 – $8,000). The Audit Committee pre-approves all audit fees and tax fees from detailed quotations.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17:  FINANCIAL STATEMENTS

The following financial statements of the Company and the report of the independent auditor are attached as an appendix as noted in Exhibit 1:

(a)

Independent Registered Chartered Accountant’s Report relating to the Fiscal 2008 Statements and notes thereto;

(b)

Consolidated Statements of Operations for the years ended March 31, 2008, 2007 and 2006;

(c)

Consolidated Balance Sheets as at March 31, 2008 and 2007;

(d)

Consolidated Statements of Cash Flows for the Years Ended March 31, 2008, 2007 and 2006; and

(e)

Notes to the Fiscal 2007 Statements.

ITEM 18:  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19:  EXHIBITS

Number	Title
1	Fiscal 2008 Statements and Notes thereto, together with the report thereon of Deloitte & Touche, LLP
2	Plaintree Systems Inc. Certification of Chief Executive Officer and Chief Financial Officer
3	Plaintree Systems Inc Certification pursuant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
4

Financial statements of the Hypernetics Limited for the years ended August 25, 2007 (audited) and 2006 (unaudited) and unaudited interim financial statements of Hypernetics for the seven months ended March 31, 2008 and 2007

5	Audited consolidated financial statements of 4439112 Canada Inc. (operating as Triodetic) for the years ended January 31, 2008 and 2007
6

Unaudited pro forma financial statements of

the Company for the period ended March 31, 2008, including the unaudited combined balance sheet of the Company as at March 31, 2008 and the unaudited pro forma combined statement of operations and earnings per share of the Company for the year ended on March 31, 2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 26, 2008

PLAINTREE SYSTEMS INC.

Per:

David Watson

President and Chief Executive Officer

Consolidated Financial Statements of

Plaintree Systems Inc.

March 31, 2008 (in Canadian dollars)

PLAINTREE SYSTEMS INC.

MARCH 31, 2008 PRESIDENT’S LETTER TO SHAREHOLDERS.

As you all know, the fiscal year ending March 31, 2008 was a dramatic one for Plaintree Systems Inc. (“Plaintree” or the “Company”). Senior management was intently focused on the due diligence and planning of the acquisition by Plaintree of the Triodetic group of companies and Hypernetics Limited, and the subsequent amalgamation of the companies, which was completed on April 1, 2008.

So far, revenue from Plaintree’s historic free space optics product line has failed to reach the level required to support the Company. This prompted Plaintree to begin to looking at other potential growth markets and after much analysis Plaintree decided upon the two aforementioned acquisitions, which were related-party transactions.

Hypernetics Limited was a small but exciting manufacturer of avionics and the Triodetic group of companies were world renowned designers and manufacturers of architectural steel and mining covers. Both had long histories of profitability and excellent reputations within their respective arenas.

The “New Plaintree” is a diversified entity with established product lines and large potential markets and we hope to be able to communicate positive results to you in the upcoming year.

As for Plaintree’s financial performance last year, despite management fees of less than half of that from the previous year and the higher accounting and legal fees resulting from the acquisition and amalgamation, the Company ended the year profitably. This conclusion to fiscal 2008 represents a trend that we certainly hope will continue.

Thank you all for your support,

David Watson July 18, 2008 CEO

Deloitte & Touche LLP 800 - 100 Queen Street Ottawa ON K1P 5T8 Canada Tel: (613) 236-2442 Fax: (613) 236-2195 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Plaintree Systems Inc.

We have audited the accompanying consolidated balance sheets of Plaintree Systems Inc. as at March 31, 2008 and 2007 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders’ deficiency and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Comments by Auditor on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and shareholders dated July 17, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

PLAINTREE SYSTEMS INC.
Consolidated Financial Statements
March 31, 2008 and 2007
(In Canadian dollars)

PAGE
Consolidated Balance Sheets	1
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	2
Consolidated Statements of Cash Flows	3
Consolidated Statements of Shareholders' Deficiency	4
Notes to the Consolidated Financial Statements	5 - 15

PLAINTREE SYSTEMS INC. Consolidated Balance Sheets as at March 31, 2008 and 2007 (in Canadian dollars)
	2008	2007

Current assets
Cash	$ 41,949	$ 34,892
Trade accounts receivable, net of allowance for	10,901	13,887
doubtful accounts of $nil (2007 - $nil)
Due from Partnership (Note 3)	-	112,061
Inventories (Note 4)	133,140	134,443
Prepaid expenses and other assets	18,173	8,738
Due from related parties (Note 5)	5,103,993	3,744,230

	5,308,156	4,048,251

Investment in Partnership (Note 3)	-	1,700,000
Capital assets, net (Note 6)	97,179	163,683

	$ 5,405,335	$ 5,911,934

Current liabilities
Bank loan (Note 3)	$ -	$ 2,000,000
Due to related parties - convertible debentures (Note 7)	1,749,145	1,596,486
Due to related parties - other (Note 8)	4,508,183	3,474,839
Accounts payable and accrued liabilities (Note 9)	495,433	255,817
Deferred revenue	-	2,671

	6,752,761	7,329,813

Shareholders' equity
Share capital (Note 10)
Common shares 90,221,634 outstanding;
(March 31, 2007 - 90,221,634)	97,561,140	97,561,140
Additional paid in capital	788,259	788,259
Equity component of convertible debentures (Note 7)	943,061	943,061
Deficit	(100,192,811)	(100,263,264)
Accumulated other comprehensive loss	(447,075)	(447,075)

	(1,347,426)	(1,417,879)

	$ 5,405,335	$ 5,911,934

APPROVED BY THE BOARD:

PLAINTREE SYSTEMS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
for the years ended March 31, 2008, 2007 and 2006
(in Canadian dollars)
	2008	2007	2006

Revenue
Management services revenue - related party (Note 5)	999,350	$ 2,014,500	$ 1,545,750
Product and service revenue	290,351	148,296	145,584
	1,289,701	2,162,796	1,691,334

Cost of revenue
Cost of services	285,367	575,220	439,875
Cost of products sold	113,463	61,956	56,946
Write down of inventories	3,812	64,116	22,011
	402,642	701,292	518,832

Gross margin	887,059	1,461,504	1,172,502

Operating expenses
Sales and marketing	393,835	59,463	569,277
Finance and administration (Notes 8)	556,241	181,735	343,521
Research and development	262,614	164,214	324,488
Interest expense (Notes 7 and 8)	92,837	183,847	147,137
Accretion of debt discount (Note 7)	7,384	143,059	373,145
	1,312,911	732,318	1,757,568

Income (loss) from operations	(425,852)	729,186	(585,066)

Gain on sale of investments	55,117	-	-
Partnership income (Note 3)	308,415	516,577	602,130
Other partnership related expenses (Note 3)	-	(59,677)	(83,785)
Bank loan interest (Note 3)	(8,415)	(214,994)	(272,290)
Gain/(loss) on disposal of assets	141,188	(1,340)	9,000

Net income (loss) and comprehensive income (loss)	70,453	969,752	(330,011)

Basic and diluted earnings/(loss) per share (Note 11)	$0.00	$0.01	($0.00)

Weighted average common shares outstanding - basic	90,221,634	90,221,634	90,221,634

Weighted average common shares outstanding - diluted	108,918,408	107,696,750	90,221,634

PLAINTREE SYSTEMS INC.
Consolidated Statements of Cash Flows
for the years ended March 31, 2008, 2007 and 2006
(in Canadian dollars)
	2008	2007	2006

Operating
Net income (loss)	$ 70,453	$ 969,752	$ (330,011)
Items not affecting cash:
Amortization of capital assets	16,832	11,466	11,614
Write-off of inventories	3,812	64,116	22,011
(Gain) Loss on disposal of capital assets	(141,188)	1,340	(9,000)
Gain on sale of investments	(55,117)	-	-
Interest and accretion on convertible debentures	152,659	235,978	373,145
Stock-based compensation expense	-	2,244	59,296
Non-cash partnership income from satisfaction of loan	(300,000)	-	-
Salary and interest deferral (Note 8)	-	-	278,359
Changes in non-cash operating working capital (Note 12)	(1,131,776)	(2,217,907)	(1,437,344)
	(1,384,325)	(933,011)	(1,031,930)

Investing
Purchases of capital assets	(99,140)	(10,000)	-
Proceeds from disposal of capital assets	290,000	-	9,000
Proceeds from (investment in) partnership	112,061	(62,744)	332
Proceeds from disposal of investments	55,117	-	-
	358,038	(72,744)	9,332

Financing
Increase in due to related parties	1,033,344	1,086,426	581,067
Proceeds from issuance of convertible debentures	-	-	365,000
Costs related the issuance of convertible debentures	-	-	(2,000)
	1,033,344	1,086,426	944,067

NET CASH (OUTFLOW) INFLOW	7,057	16,555	(78,531)

Cash, beginning of period	34,892	18,337	96,868

Cash, end of period	$ 41,949	$ 34,892	$ 18,337

Supplementary information
Interest paid	$ -	$ -	$ -
Taxes paid	$ -	$ -	$ -

Portion of partnership distributions paid directly on bank loan	$ (2,000,000)	$ 3,900,000	$ 5,100,000
Reduction of investment in partnership (non-cash)	$ (1,700,000)	$ (3,900,000)	$ (5,100,000)

PLAINTREE SYSTEMS INC.
Consolidated Statements of Shareholders' Deficiency
as at March 31, 2008 and 2007
			Accumulated
			other
			Comprehensive		Equity component
	Common Shares		Income		of Convertible	Additional paid Shareholders'
	Number	Amount	Adjustment	(Deficit)	Debentures	in Capital	(Deficiency)

Balances at March 31, 2005	90,221,634	$ 97,561,140	$ (447,075)	$ (100,903,005)	$ 845,000	$ 726,719	$ (2,217,221)
Equity component of
Convertible Debenture (Note 8)					98,061		98,061
Stock-based compensation expense						59,296	59,296
Net loss-Fiscal 2006				$ (330,011)			$ (330,011)
Balances at March 31, 2006	90,221,634	$ 97,561,140	$ (447,075)	$ (101,233,016)	$ 943,061	$ 786,015	$ (2,389,875)
Stock-based compensation expense						2,244	2,244
Net income-Fiscal 2007				969,752			969,752
Balances at March 31, 2007	90,221,634	$ 97,561,140	$ (447,075)	$ (100,263,264)	$ 943,061	$ 788,259	$ (1,417,879)
Stock-based compensation expense						-	-
Net income-Fiscal 2008				$ 70,453			$ 70,453
Balances at March 31, 2008	90,221,634	$ 97,561,140	$ (447,075)	$ (100,192,811)	$ 943,061	$ 788,259	$ (1,347,426)
See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)
1.	DESCRIPTION AND CONTINUATION OF THE BUSINESS

Plaintree Systems Inc. (the “Company” or “Plaintree”) provides management services and specializes in developing optical wireless communications equipment for Local Area, Wide Area, Voice, Internet and Security Networks. On April 1, 2008, Plaintree completed its acquisition of all of the issued and outstanding share capital of Hypernetics Limited (“Hypernetics”) and 4439112 Canada Inc., which through a wholly-owned subsidiary owns all of the share capital of Triodetic Building Products Inc. and other subsidiaries (the “Triodetic Group of Companies”) in exchange for the payment of cash of $1,500,000, the issuance of 35,000,000 common shares and the issuance of 18,325 Class A preferred shares. The Class A preferred shares have an 8% cumulative dividend; are redeemable at the option of the Company at any time at $1,000 per share plus accrued dividends; and are non-voting. Hypernetics was established in 1972 and is a manufacturer of avionic components for various applications including aircraft antiskid braking, aircraft instrument indicators, solenoids, high purity valves and permanent magnet alternators. The Triodetic Group of Companies, with over 40 years of experience, is a design/build manufacturer of steel, aluminum and stainless steel specialty structures such as commercial domes, free form structures, barrel vaults, space frames and industrial dome coverings. Immediately following the completion of the Acquisition, Plaintree also amalgamated the businesses of each of Hypernetics and the Triodetic Group of Companies into Plaintree and going forward those businesses will be operated by Plaintree as separate divisions of the Company. The unaudited proforma consolidated revenue and net loss for the year ended March 31, 2008, giving effect to the transaction as between parties under common control as if the transaction occurred April 1, 2007, are $12,330,599 and $78,801 respectively.

In addition, a demand loan of up to $1.8 million and a revolving line of credit up to $1 million has been established between Targa Group Inc. and the Company. Targa Group Inc. is a company controlled by David and Nora Watson and is Plaintree’s largest shareholder. All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate as determined by Targa Group Inc.’s banker. The Credit Facility is secured by a security interest granted over the assets of Plaintree. $1.5 million of the $1.8 demand loan has been used by Plaintree to pay to David and Nora Watson the cash portion of the purchase price for the shares of the Triodetic Group of Companies. The balance of the demand loan and the credit line are available for drawdown by Plaintree for general capital working purposes.

In addition, on April 1, 2008, the Company completed a share consolidation by exchanging ten existing shares for every new share issued.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s history of losses and an accumulated deficit of $100,192,811 as at March 31, 2008. The Company’s continued existence is dependent on the success of Hypernetics and the Triodetic Group of Companies and the continued availability of the demand loan and revolving credit from Targa Group until the Company is able to accumulate sufficient capital from its operations.

The Company believes that sales-related efforts of the amalgamated Company will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with accounting principles generally accepted in the United States of America except as disclosed in Note 16.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. They do not include the accounts of Hypernetics or the Triodetic Group of Companies which were acquired after year end. All significant intercompany accounts and transactions have been eliminated. The Company had a 49% interest in a partnership up to and including a portion of the year ended March 31, 2008 as disclosed in Note 3.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value. Work in process and raw materials are valued at the lower of cost and estimated realizable value.

Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

Capital assets

Capital assets are stated at cost. Amortization is provided using the following methods and rates:

Computer and office equipment Furniture and fixtures Automobile Building Leasehold improvements	3 years straight-line 20% declining balance basis 30% declining balance basis Straight line over the life of the building Straight line over the life of lease

The Company's policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of such assets may not be

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under generally accepted accounting principles are met. Such costs are amortized, commencing when the product is released, over the expected life of the related product. No development costs have been deferred to date.

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

Management fees are recognized when management is confident that the terms of the management services agreement with each customer have been satisfied and that management is confident fees will be paid.

Foreign currency translation

Monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in the statements of operations are translated at rates prevailing during the fiscal year. Exchange gains and losses resulting from the translation of these amounts are included in the statement of operations.

In prior years, the Company had active subsidiaries (reporting in foreign currencies) that were considered to be self-sustaining. The translation of the accounts of these subsidiaries resulted in the accumulated other comprehensive income reported in the consolidated balance sheets.

Stock option plans

The Company uses the fair value-based method to measure stock-based compensation for all stock-based awards.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of capital assets, valuation of the investment in partnership, inventory, stock-based compensation, accrued liabilities, deferred revenue and bifurcation of convertible debentures. Actual results could differ from the estimates made by management.

Income taxes

The Company uses the asset and liability method to account for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in statutory tax rates is recognized in net income in the year of change. Future income tax assets whose recoverability is not sufficiently likely are not recorded in these financial statements.

Investment in partnership

The Company accounted for its 49% investment in the Buhler Partnership using the equity method.

CHANGES IN ACCOUNTING POLICIES

In July 2006, the Canadian Institute of Chartered Accountants (CICA) issued a revised section 1506, Accounting Changes. This new section establishes criteria for changes in accounting policies along with the accounting treatment and disclosures required for adoption of new accounting policies, estimates and corrections and errors. The Company adopted this standard for fiscal 2008.

Financial instruments

The Company adopted the CICA Handbook Section 1530; Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges as of April 1, 2007. The adoption of these standards did not have a significant impact on these financial statements.

(a) Comprehensive income

The elements of comprehensive income are net earnings as per the Consolidated Statement of Operations as there are no additional elements of Other Comprehensive Income.

(b) Financial assets and financial liabilities

Under the new standards, all financial assets and liabilities are initially recorded at fair value. Subsequent measurement is determined based on the classification of the financial instrument including the treatment of gains or losses which are recognized in either net

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)

Financial instruments (continued)

earnings or other comprehensive income. Under Section 3855, financial instruments are classified into one of five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities.

Held-for- trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash was classified as held for trading.

Held-to-maturity

Financial assets that have a fixed maturity date and which the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. No financial assets were classified as held-to maturity on April 1, 2007.

Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at fair value at inception, which due to their short-term nature, approximates carrying value. This classification is consistent with the classification under the prior accounting standards.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income. Gains and losses realized on disposal of available-forsale securities are recognized in net income. No financial assets were classified as available-for-sale on April 1, 2007.

(c) Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Prior to the adoption of the new standards, embedded derivatives were not accounted for separately from the host instrument except in certain circumstances. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the Consolidated Statement of Income (Loss) as an element of general and administrative expenses. The Company will recognize embedded derivatives in its consolidated balance sheet, if applicable. There were no derivatives recorded in the financial statements for the year ended March 31, 2008.

(d) Hedge accounting

This optional standard allows entities to designate certain qualifying transactions as hedges for accounting purposes in order to recognize the gains, losses, revenues and expenses associated with the items in a hedging relationship in net income in the same period when they would otherwise be recognized in different periods. The Company would be required to formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments would be designated as either a ‘cash flow hedge,’ when the hedged item is a future cash flow, or a ‘fair value hedge,’ when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the Consolidated Balance Sheet and the unrealized gains and losses from both items would be included in earnings. The Company does not use hedge accounting.

3.	INVESTMENT IN PARTNERSHIP AND BANK LOAN

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and a restructuring completed at the time. The investment by the Company in the Partnership was completed to provide the Company with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the principle and interest and other partnership related expenses. During the year ended March 31, 2008, a total of $2,000,000 of distributions was received from the Partnership and the investment was reduced to zero with the remaining $300,000 recorded as partnership income as the remaining $2,000,000 outstanding on the loan was satisfied through the distributions. Bank loan interest of $8,415 was also incurred and satisfied by the Partnership.

The Buhler Partnership is a general partnership and as such the Company was jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.

The Company’s interest in the Partnership was limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000. Plaintree is now effectively ceased to be a partner and is no longer entitled to any further distributions nor is it any longer subject to any obligations as a general partner. In addition, the bank loan and all related expenses have been fully satisfied. The Company accounted for the partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment.

4.	INVENTORIES

	2008	2007

Raw materials	$ 67,491	$ 77,516
Work in process	41,886	-
Finished goods	23,763	56,927

	$ 133,140	$ 134,443

The Company wrote down its inventories by $3,812 in fiscal 2008 (2007 - $64,116) to reflect its estimated realizable value.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)
5.	DUE FROM RELATED PARTIES

Due from related parties consists of accounts receivable for management consulting services to Triodetics, which is owned by the same individual that controls Targa Group Inc. (“Targa”), the Company’s largest shareholder, and management consulting fees and a loan receivable from Hypernetics, a subsidiary of Targa, including interest.

Due from related parties totalled $5,103,993 (2007 - $3,744,230) at March 31, 2008 including management fees of $426,600 (2007 – $1,212,598) and loans totaling $4,677,393 (2007 - $2,531,631) as at March 31, 2008 including interest of $505,355 (2007 - $156,383) which accrues at 10% per annum.

During the year ended March 31, 2008, a total of $999,350 (2007 - $2,014,500) of management consulting fees was charged at the agreed exchange amount to these related companies.

The balances are due from related parties on demand.

6.	CAPITAL ASSETS

		2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computer and office	$ 649,148	$ 604,133	$ 45,015	$595,346	$595,315	$ 32
equipment
Furniture and fixtures	4,230	3,997	233	28,439	26,659	1,780
Automobile	10,000	2,805	7,195	10,000	250	9,750
Land and building	-	-	-	218,672	66,551	152,121
Leasehold improvements	45,337	601	44,736	-	-	-
	$ 708,715	$611,536	$97,179	$ 852,457	$688,775	$ 163,683

During the year ended March 31, 2008, the Company sold its land and building located in Arnprior, Ontario for proceeds of $290,000. Subsequent to the sale, the Company moved to leased premises also located in Arnprior in a building that is owned by a related party.

7.	DUE TO RELATED PARTIES – CONVERTIBLE DEBENTURES

	The Company has issued outstanding tranches of convertible debentures to related parties as follows:

				Components at Date of Issue
			Conversion
	Date of Issue	Face Value	Factor	Debt	Equity

	December 2003	$ 900,000	$ 0.115	$ 275,000	$ 625,000
	February 2005	220,000	0.065	-	220,000
	April 2005	220,000	0.110	174,414	45,586
	June 2005	145,000	0.040	92,525	52,475

		$ 1,485,000		$ 541,939	$ 943,061

The debentures are convertible into common shares of the Company at the holder’s option at any time. They become due and payable two years from the date of issue at which point interest will begin to accrue at 10% on any unpaid balances. Debentures may be repaid at any time by the Company with 30 days notice subject to the holders’ right to convert within that time period. All of the Company’s assets were pledged as security for these convertible debentures under an already existing general security agreement.

The Company determined the value of the debt and equity components of the Convertible Debentures in accordance with the substance of the contractual arrangement. The equity component representing the fair value of the holder’s conversion option, is determined using the Black-Scholes option pricing model and is recorded as a separate component of equity.

Balance of convertible debentures debt outstanding as at March 31, 2008 and 2007 is as follows:

	Convertible Debt			Convertible Debt
	Balance as at	Accretion of		Balance as at
	March 31,	Debt Discount	Accrued	March
Face Value	2007	in fiscal 2008	Interest	31, 2008

$ 900,000	$ 1,015,951	$ -	$ 90,000	$ 1,105,951
220,000	222,918	-	22,000	244,918
220,000	219,172	828	21,193	241,193
145,000	138,445	6,556	12,082	157,083

$ 1,485,000	$ 1,596,486	$ 7,384	$ 145,275	$ 1,749,145

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(In Canadian dollars)

7.	DUE TO RELATED PARTIES – CONVERTIBLE DEBENTURES (continued)

		Convertible Debt			Convertible Debt
		Balance as at	Accretion of		Balance as at
		March 31,	Debt Discount	Accrued	March
	Face Value	2006	in fiscal 2007	Interest	31, 2007

	$ 900,000	$ 925,951	$ -	$ 90,000	$ 1,015,951
	220,000	125,973	94,026	2,919	222,918
	220,000	196,379	22,793	-	219,172
	145,000	112,205	26,240	-	138,445

	$ 1,485,000	$ 1,360,508	$ 143,059	$ 92,919	$ 1,596,486

All of the convertible debentures are held by related parties including Targa or a subsidiary of Targa and an independent director of the Company and a company controlled by that director.

8.	OTHER RELATED PARTY TRANSACTIONS

During fiscal 2008, total rent expense of $27,428 (2007 - $12,000; 2006 - $12,000) was incurred to companies controlled by Targa for office and manufacturing space and storage services. An amount $51,428 remained unpaid at March 31, 2008. These transactions were made in the normal course of business and have been recorded at the exchange amounts.

During the year ended March 31, 2007 the Company acquired an automobile from the Chief Executive Officer of the Company at a cost of $10,000. This transaction was recorded at the estimated fair value of the asset.

Fiscal 2008 interest expense of $92,837 (2007 - $183,847; 2006 - $147,137) is primarily interest on related party balances as described in Note 7.

In August 2005, the Company obtained a Loan (“2005 Loan”) from an affiliate of Targa of $425,000. The 2005 Loan is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the 2005 Loan during the period ending March 31, 2006. The 2005 Loan is secured by an already existing General Security Agreement over Plaintree’s assets. As of March 31, 2008, $1,719,728 (2007 - $1.221,389) had been advanced with interest accrued to date of $266,732 (2007 - $127,545) for a total payable of $1,986,460 (2007 - $1,348,934). This amount is included in due to related parties - other.

On November 19, 2003, the Board of Directors of the Company agreed to accept a Loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing General Security Agreement over Plaintree’s assets. As of March 31, 2008, the total Loan amount outstanding was $445,198 ($310,386 principal plus $134,812 of accumulated interest); 2007 - $410,927 ($310,386 principal plus $100,541 of accumulated interest). This amount is included in due to related parties - other.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa. Lease arrears including interest of $98,567 (2007 - $80,971) owing to this related party amounted to $317,375 (2007 - $299,779). In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. The forbearance agreement is now in default and the amounts owing are due and payable. This amount is still outstanding as at March 31, 2008 and is included in due to related parties - other.

As of April 1, 2002, the Company’s Senior Officers have agreed to defer payment of consulting fees and salaries payable. During fiscal 2008, a portion of these fees and salaries, amounting to $126,000 (2007 - $92,000), was paid to the senior officers. At March 31, 2008, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $1,436,847 (2007 - $1,212,847), plus interest charges of $310,243 (2007 - $202,352) for a total payable of $1,747,090 (2007 – 1,415,199). These amounts are included in due to related parties - other.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2008	2007

Accounts payable	$ 122,069	$ 11,288
Accrued liabilities	349,995	229,858
Salaries and benefits payable	23,369	14,671

	$ 495,433	$ 255,817

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)
10.	SHARE CAPITAL

Authorized
Unlimited number of preferred shares, issuable in series

	Series I:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares;
semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after November
21, 2002 or on the occurrence of a merger event;
amounts due for redemption or retraction may be converted to common shares at the option of the Company
	Series II:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares;

semi-annually on the 30th day of May and November of each year; redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after June 3, 2003 or on the occurrence of a merger event; amounts due for redemption or retraction may be converted to common shares at the option of the Company; voting.

On April 1, 2008, the Series I and II shares described above were deleted and the following were established:

Class A	8% cumulative dividend; redeemable at the option of the Company at any time at $1,000 per share plus accrued dividends; non-voting.

Unlimited number of common shares

Stock option plans

The Company’s Stock Option Plan allows the Company to grant options to officers and service providers to a maximum number of 12,000,000.

The Company also has a separate 1993 stock option plan for key employees and directors. No further options are eligible for grant under the 1993 plan.

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

Activity in the stock option plan is summarized as follows:
					Weighted
					Average
		Number of		Option	Option
			Options	Price	Price

Options outstanding March 31, 2005			11,270,000	$ 0.08-$2.31	$0.22

Cancelled during fiscal 2006			(2,550,000)	$ 0.08-$0.12	$0.09
Expired			(110,000)	$ 0.72	$0.72

Options outstanding March 31, 2006			8,610,000	$ 0.08-$2.31	$0.19

Expired during fiscal 2007			(635,000)	$ 0.29-$0.51	$0.33

Options outstanding March 31, 2007			7,975,000	$ 0.08-$2.31	$0.17

Cancelled during fiscal 2008			(5,800,000)	$ 0.08-$0.11	$0.10

Options outstanding March 31, 2008			2,175,000	$ 0.08-$2.31	$0.36

Additional information regarding options outstanding as of March 31, 2008 is as follows:

	Options Outstanding and Exercisable
		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life (Years)	Price

$0.08	100,000	2.4	$0.08
$0.11	1,575,000	0.6	$0.11
$0.12	250,000	1.2	$0.12
$2.31	250,000	0.1	$2.31

$0.08 - $2.31	2,175,000	0.7	$0.36

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)
10.	SHARE CAPITAL (continued)

On March 31, 2008, the CEO and President returned to the Company for cancellation 3,000,000 options and the Chairman of the Board of Directors returned 2,800,000 options to the Company for cancellation.

The stock-based compensation expense of $NIL (2007- $2,244, 2006 - $59,296) included in general and administrative expenses in fiscal 2007 was determined using the fair value method, consistent with the requirements of CICA 3870. This was calculated using a Black-Scholes option pricing model which indicates a weighted average fair value for options granted in the year of $0.05 per option in fiscal 2005 (2004 - $0.09). The fair value is estimated on the date of grant.

No options were granted in 2006, 2007 or 2008.

11.	BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per share has been calculated on the basis of net earnings (loss) divided by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

For the year ended March 31, 2006 presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of options and convertible instruments. For the year ended March 31, 2008, the diluted weighted average common shares outstanding include 18,696,774 (2007 - 17,475,116) dilutive common shares from the potential conversion of the debentures. The outstanding number and type of securities that could potentially dilute basic net earnings (loss) per share in the future are as follows:

			Year ended March 31,
		2008	2007	2006

	Employee and other options	7,975,000	7,975,000	8,610,000
	Convertible debentures	19,294,234	17,888,869	17,061,363

	Total	27,269,234	25,863,869	25,671,363

12.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

		2008	2007	2006

	Trade accounts receivable	$ 2,986	$ (11,820)	$ 17,908
	Due from related parties	(1,359,763)	(2,187,521)	(1,556,709)
	Inventories	(2,509)	(3,119)	24,373
	Prepaid expenses and other assets	(9,435)	4,124	10,341
	Accounts payable and accrued liabilities	239,616	(15,152)	69,139
	Deferred revenue	(2,671)	(4,419)	(2,396)

		$ (1,131,776)	$ (2,217,907)	$ (1,437,344)

13.	BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer, tracks the Company's operations as principally one business segment - the design, development, manufacture, marketing and support of computer networking products. The Company from time to time provides management services primarily to related companies. The revenue and cost of sales related to these services are presented on the statement of operations. No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers. All of the Company's assets are primarily located in Canada.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(In Canadian dollars)

13.	BUSINESS SEGMENT INFORMATION (continued)
	Revenue by geographic location
		2008	2007	2006
	Management services revenue
	Canada	$ 999,350	$ 2,014,500	$ 1,545,750
	Product revenue
	Canada	19,250	40,838	19,222
	United States	131,151	50,912	60,639
	Europe	-	10,824	27,000
	Other	139,950	45,722	38,722
		290,351	148,296	145,584
	Total revenue	$ 1,289,701	$ 2,162,796	$ 1,691,334
	All of the management services revenue relates to one related party.

	The product revenue concentration (customers with revenues in excess of 10% of total revenues) is as follows:
		2008	2007	2006
	Number of customers	2	3	2
	% of total revenue	33	56	20

14.	INCOME TAXES

(a) Investment tax credits

	At March 31, 2008, the Company has approximately $584,000 (2007 - $584,000) of investment tax credits, relating primarily to research
	and development, available to reduce future year’s Canadian federal income taxes. These potential benefits expire as follows:
	2011	240,000
	2012	344,000
	$ 584,000
(b)	Tax losses available to carryforward
	The Company has losses available to reduce future years’ Canadian federal taxable income totaling approximately $7,787,000. These
	potential benefits expire as follows:
		Federal
	2009	2,303,000
	2010	3,395,000
	2011	2,180,000
	$ 7,787,000

(c)	Research and development deductions

The Company has claimed less research and development expenses for income tax purposes than has been reflected in the financial statements. These unclaimed expenses total approximately $20,593,000 (2007 - $20,593,000; 2006 - $20,593,000) for Canadian federal and provincial income tax purposes. These are available without expiry to reduce future years' taxable income.

The potential future benefits associated with the investment tax credits, tax losses, and unclaimed research and development expenses have not been reflected in these financial statements.

Current federal and provincial tax law in Canada includes provisions limiting the annual use of net operating loss and credit carry forwards in the event of certain defined changes in stock ownership. Accordingly, the annual use of the Company's net operating loss and credit carryforwards could be limited according to these provisions in the event of certain changes in stock ownership.

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)

14. INCOME TAXES (continued)

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to the income (loss) before income taxes for the following reasons:

			2008	2007	2006

	Statutory income tax rate (Canada)		36.12%	36.12%	36.12%

	Expected income tax expense (recovery)		$25,448	$350,274	$(119,200)
	Reversal of temporary differences, the
	benefit of which are not recorded		(106,860)	(45,230)	(35,232)
	Benefit of utilization of losses not
	Previously recorded		(820,215)	(1,874,270)	(1,773,058)
	Other permanent differences		901,627	1,569,226	1,927,490

	Reported income tax provision		$ -	$ -	$ -

The sources of accumulated temporary differences and the related future income taxes as at March 31 are as follows:

			2008	2007	2006

	Accounting amortization in excess of tax		$ 2,264,000	$ 2,612,000	$ 3,983,000

	Research and development expenses not deducted for tax purposes		6,387,000	7,268,000
					9,109,000
	Losses available to offset future	income taxes	2,283,000	4,146,000
					5,564,000

	Future income tax assets before	valuation allowance
			10,934,000	14,026,000	18,656,000
	Less valuation allowance		(10,934,000)	(14,026,000)	(18,656,000)

	Future income taxes		$ -	$ -	$ -

15.	GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

The Company has entered into agreements that contain features which meet the definition of a guarantee under Canadian Accounting Guideline (AG) 14 and U.S. FASB Interpretation (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness or Others. The pronouncements define a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. The Company has the following guarantee that is subject to the disclosure requirements FIN 45:

Product warranties

As part of the normal sale of product, the Company provides its customers with standard one year product warranties and from time to time it sells separately priced extended warranties. The Company currently has parts only warranty obligations that are included with the normal sale of the product. Given the history of nominal warranty parts replacement, the Company has recognized the revenue relating to warranties upon the original product revenue recognition with no obligation included in liabilities.

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2008:
		Payments due by period
		Less than	1-3
	Total	1 year	Years
Due to related parties – convertible debentures	1,749,145	1,749,145	-
Due to related parties – other	4,508,183	4,508,183	-

	6,257,328	6,257,328	-

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)
15.	GUARANTEES, COMMITMENTS AND CONTINGENCIES (continued)

Facilities

During the year ended March 31, 2008, Plaintree sold its existing building in Arnprior, Ontario. The Company has been occupying approximately 2,000 square feet of office space for $2,000 per month owned by the Triodetic Group of Companies (see Note 1). As a result of the Acquisition described in Note 1, the land and buildings owned by the Triodetic Group of Companies provides sufficient space to support the operations of the post acquisition company.

16.	RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following adjustments would be required in order to present the financial statements in accordance with United States generally accepted accounting principles (US GAAP).

Under US GAAP, the net loss and loss per common share figures for the years ended March 31, 2008, 2007 and 2006 and the shareholders’ deficiency as at March 31, 2008, 2007 and 2006 would be adjusted as follows:

	2008	2007	2006
Canadian GAAP net income /(loss)	$ 70,453	$ 969,752	$ (330,011)
Adjustment to operating expenses
relating to accretion of debt discount (a)	7,384	49,032	41,645
US GAAP net income (loss)	$ 77,837	$ 1,018,784	$ (288,366)
Basic and diluted earnings (loss) per share based
on US GAAP	$ 0.00	$ 0.01	$ (0.00)
		Shareholders’ deficiency
	2008	2007	2006
Canadian GAAP	$ (1,347,428)	$ (1,417,879)	$ (2,389,875)
Adjustment to operating expenses
relating to accretion of debt discount (a)	-	(7,384)	(56,416)
US GAAP	$ (1,347,428)	$ (1,425,263)	$ (2,446,291)

(a)	Accounting for convertible debentures

Under US GAAP, the convertible debentures issued in April 2005 and June 2005 would not be bifurcated into their debt and equity components. Accordingly, under US GAAP, the due to related parties - convertible debentures would increase by $Nil ( 2007 $7,384 , 2006 $56,416), accretion of debt discount, operating expenses, loss from operations, net loss, and deficit would decrease by $7,384 (2007 - $49,032 , 2006 - $41,645), and equity component of convertible debentures would decrease by $98,061 (2007 - $98,061, 2006 - $98,061).

(b)	Accounting for stock-based compensation

Under Canadian GAAP, the Corporation accounts for its stock option plan in accordance with CICA 3870 which requires entities to account for employee stock options using the fair value based method, where compensation cost is measured at fair value at the date of grant and is expensed over the stock-based awards vesting period. This method is substantially consistent for the periods presented with Statement of Financial Accounting Standards No. 123R, Accounting for Stock-Based Compensation.

(c)	Changes in Accounting Policy Under US GAAP:

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," which is an interpretation of SFAS No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, "Accounting for Contingencies". FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation implemented this interpretation in fiscal 2007, with no significant impact due to its history of tax losses.

(d)	Future Accounting Pronouncements Under US GAAP:

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Corporation is currently analyzing the effect, if any, SFAS No. 157 will have on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This

PLAINTREE SYSTEMS INC. Notes to the Consolidated Financial Statements (In Canadian dollars)

16. RECONCILIATION TO UNITED STATES GAAP (continued)

Statement is required to be adopted by the Corporation in the first quarter of its fiscal year 2009. The Corporation is currently assessing the impact of the adoption of this Statement.

In December 2007, the FASB revised SFAS No. 141R, "Business Combinations." This revision establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measure the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is required to be adopted by the Corporation for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. The Corporation is currently assessing the impact of the adoption of this Statement.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Corporation is currently assessing the impact of the adoption of this Statement.

17.	FINANCIAL INSTRUMENTS

Concentration of credit risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of trade accounts receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Maximum credit risk is limited to the balance in Trade Receivables. As of March 31, 2008, trade receivables were comprised of two companies comprising of 57% and 43% (2007 – two companies, 51% and 45%) of trade receivables.

Interest risk

The Company is financed through loans from related parties and a bank loan which bears interest at rates tied to the Canadian bank prime rate. Consequently, the Company is exposed to the risk of increases in the prime rate.

Foreign Currency Risk

There is a risk to the Company’s earnings that arises from fluctuations in foreign exchange rates, and the degree of volatility of these rates. The Company’s financial results are reported in Canadian dollars. The Company’s exposure to foreign currency risk is primarily related to fluctuations in the Canadian dollar relative to that of the US dollar.

Fair values

The carrying amounts for cash, trade accounts receivable, due from partnership and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments or the terms of the instrument. The carrying amount for the bank loan approximated fair value as the interest rate was reflective of rates currently available for similar debt.

The fair values of amounts due to and due from related parties are not determinable as comparable arm’s length debt are not available.

18.	RECENT ACCOUNTING PRONOUCEMENTS

The CICA has issued new accounting pronouncements for disclosure and presentation of financial instruments, Section 3862 – Financial Instruments – Disclosure and Section 3863 – Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. These new standards require disclosures of both qualitative and quantitative information that enables financial statement users to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed. Management is evaluating the impact these new standards will have on its financial statements.

Section 1535 – Capital Disclosures have been issued by the CICA and applies to fiscal years beginning on or after October 1, 2007. This section requires disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Management is evaluating the impact this new standard will have on its financial statements

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. Management does not expect these changes to have an impact on its financial statements.

The CICA has also issued Section 3031, Inventories, which will replace Section 3030, Inventories. The new standard prescribes the accounting treatment for inventories, providing guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to realizable value. It also establishes standards for presentation and disclosure of inventories. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after January 1, 2008. Management is evaluating the impact this new standard will have on its financial statements.

The CICA has also issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Intangible Assets. The new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is evaluating the impact this new standard will have on its financial statements.

The CICA plans to converge Canadian GAAP with IFRS (International reporting standards) over a transition period expected to end in 2011. The Company has not yet determined the impact these standards will have on its financial statements.

PLAINTREE SYSTEMS INC.

For the years ended March 31, 2008, 2007 and 2006

Date – July 18, 2008

The following discussion and analysis is the responsibility of management and has been reviewed by the Audit Committee of Plaintree Systems Inc. (“Plaintree” or the “Company”) and approved by the Board of Directors of Plaintree. The Board of Directors carries out its responsibilities for the financial statements and management’s discussion and analysis (“MD&A”) principally through the Audit Committee, which is comprised exclusively of independent directors. The Chief Executive Officer and Chief Financial Officer have both certified that they have reviewed the financial statements and this MD&A (“the Filings”). Based on their knowledge, the Filings do not contain any untrue fact or omit any material fact and present fairly Plaintree’s financial position, results of operations and cash flows. Plaintree’s Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Company, and have reviewed this MD&A and the accompanying financial statements.

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2008, 2007 and 2006 should be read in conjunction with the audited Consolidated Financial Statements and Notes of Plaintree for the year ended March 31, 2008 (“Fiscal 2008 Statements”). Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Caution Regarding Forward Looking Information

This MD&A of the Company contains certain statements that, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the free space optical industry; technological change; currency value fluctuation; general economic conditions worldwide, including in China; Plaintree's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described in the documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Located in Arnprior, Ontario, Plaintree develops and manufactures the WAVEBRIDGE series of free space optical wireless links using Class 1, eye-safe light emitting diode technology providing high-speed network connections for cable companies, internet service providers, traditional telco’s, global system for mobile or cellular operators, airports and campus networks. Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment.

Plaintree generated additional revenue during the year by providing management consulting services to related parties. The Company has also earned income from its investment in a general partnership. The partnership arrangement was intended to provide Plaintree with income distributed from the partnership’s net earnings subject to predetermined maximum amounts distributed. Plaintree has received its maximum aggregate net distribution of $1,400,000 and it no longer has any right to future distributions from the partnership.

On April 1, 2008 subsequent to its fiscal 2008 year end, the Company completed an acquisition (the “Acquisition”) of all of the issued and outstanding share capital of (i) Hypernetics Limited (“Hypernetics”); and (ii) 4439112 Canada Inc., which owned all of the share capital of Triodetic Holdings Inc. and other subsidiaries, including Triodetic Building Products Inc. (the “Triodetic Group of Companies”).

Hypernetics was established in 1972 and was a manufacturer of avionic components for various applications including aircraft antiskid braking, aircraft instrument indicators, solenoids, high purity valves and permanent magnet alternators. The Triodetic Group of Companies, with over 40 years of experience, was a design/build manufacturer of steel, aluminum and stainless steel specialty structures such as commercial domes, free form structures, barrel vaults, space frames and industrial dome coverings.

The total purchase price of $20 million for both Hypernetics and 4439112 Canada Inc. was paid by the Company by the combination of $1,500,000 cash, the issuance of 35,000,000 pre-consolidation common shares of the Company and the issuance of 18,325 class A preferred shares of the Company. Following the Acquisition, Hypernetics and 4439112 Canada Inc., including all wholly-owned subsidiaries, except for their US incorporated subsidiaries, were amalgamated into Plaintree. The businesses of Hypernetics and the Triodetic Group of Companies are now being operated as separate divisions of Plaintree.

Concurrent with the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line. All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined. The credit facility is secured by a security interest granted over the assets of Plaintree. $1.5 million of the $1.8 demand loan was used to pay the cash portion of the purchase price for the shares of the Triodetic Group of Companies to William David Watson II and Nora Watson.

In addition to the Acquisition and subsequent to its fiscal 2008 year end, Plaintree also:

(a) created “Class A Preferred Shares” to be issued as consideration in the Acquisition. The Class A Preferred Shares are non-voting, have a redemption value of $1,000 per share, are

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

entitled to cumulative dividends of 8% per year, are redeemable at any time at the option of Plaintree and have liquidation preference of the redemption value plus cumulative dividends in priority to the common shares;

(b) consolidated the outstanding common shares of the Company on a 10 pre-consolidation shares for 1 post-consolidation share basis; and

(c) deleted an old class of preferred shares no longer being used by the Company.

The Company’s common shares are quoted on the OTCBB in the United States.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in notes 16 & 18 to the Fiscal 2008 Statements. The Fiscal 2008 Statements do not include the accounts of Hypernetics or the Triodetic Group of Companies because the Acquisition occurred subsequent to the periods presented in the Fiscal 2008 Statements.

As stated in Note 1, the Fiscal 2008 Statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s history of losses and an accumulated deficit of $100,192,811 as at March 31, 2008. The Company’s continued existence is dependent upon the success of the Hypernetics and the Triodetic business divisions and its ability to raise additional capital, to increase sales and become profitable and the continued availability of the demand loan and revolving credit from Targa Group Inc. until the Company is able to accumulate sufficient capital from its operations.

The Company believes that sales-related efforts of the amalgamated Company will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results. The Fiscal 2008 Statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth selected financial information from the Company’s Fiscal 2008 Statements:

Statement of Operations Data
($000s, except per share data)	Fiscal Years ended March 31,

	2008	2007	2006

Revenue	$ 1,290	$ 2,163	$ 1,691
Operating income (loss)	(426)	729	(585)

Net income (loss)	70	970	(330)
Basic and diluted loss per share	$ 0.00	$ 0.01	$ 0.00

Balance Sheet Data
($000s)		As at March 31
	2008	2007	2006

Total assets	$ 5,405	$ 5,912	$ 7,543
Total liabilities	6,753	7,330	9,933
Long-term liabilities	Nil	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil

Buhler Partnership Investment

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and restructuring completed at the time. The investment by Plaintree in the Partnership was completed to provide Plaintree with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the bank loan principal and interest and other Partnership related expenses. Plaintree’s interest in the Partnership was limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000 and the Partnership has now distributed to Plaintree this amount. Plaintree has now effectively ceased to be a partner and is no longer entitled to any further distributions nor is it any longer subject to any obligations as a partner. In addition, the bank loan and all related expenses have been fully satisfied.

During the year ended March 31, 2008, the investment in the Partnership was reduced by $1,700,000. A total of $2,000,000 of distributions was received in the year ended March 31, 2008 and the investment was reduced to zero with the remaining $300,000 recorded as Partnership income as the remaining $2,000,000 outstanding on the loan was satisfied by the Partnership. Bank loan interest of $8,415 was also incurred and satisfied by the Partnership.

See “Partnership Income, Other partnership related expenses and Bank loan interest” for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

($000s, except per share
and % amounts)		Fiscal Year		Change from Fiscal
				2007 to	2006 to
	2008	2007	2006	2008	2007
Management services revenue –	$ 999	$ 2,014	$ 1,546	$(1,015)	$ 468
related party
Product and service revenue	289	148	146	141	2
Total revenue	1,290	2,162	1,692	(872)	470
Cost of revenue	403	701	519	(298)	182
Gross margin	887	1,461	1,173	(574)	288
	68.8%	67.6%	69.3%	1.2%	(1.7)%
Operating expenses:
Sales & marketing	394	59	569	335	(510)
Finance & administration	556	182	345	374	(163)
Research & development	263	164	324	99	(160)
Interest and accretion	100	327	520	(227)	(193)
	1,313	732	1,758	581	(1026)
Income (Loss) from operations	(426)	729	(585)	(1,155)	1,314
Gain on sale of investments	55	-	-	55	55
Partnership income	308	517	602	(209)	(85)
Other partnership expenses	-	(60)	(84)	60	24
Bank loan interest	(8)	(215)	(272)	206	57
Gain/(loss) on disposal of assets	141	(1)	9	142	(10)
Net income (loss)	$ 70	$ 970	$ (330)	$ (900)	$ 1,300

Basic and diluted income (loss)	$ 0.00	$ 0.01	$ 0.00
per share

Revenues

Management services revenue from related parties

Management services revenue was earned by providing and charging for the services of certain Plaintree management under an arrangement with a company owned by a significant shareholder of Plaintree. Management services revenue decreased from $2,014,500 in 2007 to $999,350 in 2008. These services are provided as requested by the related party and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Product and service revenue

Total product and service revenue for fiscal 2008 was $290,351 compared to $148,296 in fiscal 2007 and $145,584 in fiscal 2006. Product and service revenue increased from fiscal 2007 to fiscal 2008 and remained relatively constant between fiscal 2007 and 2006. Continued weak demand for telecommunications and wireless products has resulted in revenues being below expectations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross Margin

Total gross margin from management services revenue, from related parties, and product and service revenue for fiscal 2008 was $887,059 or 68.8% compared to $1,461,504 or 67.6% in fiscal 2007 and 1,172,502 or 69.3% in fiscal 2006. The gross margin for 2008 consists of a margin on management services to related parties of $713,983 or 71.4% of management services revenue and a margin on product and services revenue of $173,076 or 59.6% of sales. The gross margin on management services revenue consists of revenues earned less direct employee salaries and benefits. This margin for related party management services has remained consistent and is not expected to change significantly.

Gross margins related to product sales, not including write-offs, in the fiscal 2006-2008 periods have been relatively constant around 60%. However, the margins have been reduced by additional write-offs of $22,011, $64,116 and $3,812 incurred in each of fiscal 2008, 2007 and 2006.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $393,835, $59,463, and $569,277 for fiscal 2008, 2007 and 2006, respectively. These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The fluctuation in sales and marketing expenses mainly relates to costs that have been allocated to the cost of services for employee costs incurred that are attributable to management services revenue charged to related parties. Additionally, measures were taken in the second half of fiscal 2006 to reduce costs through headcount and salary reductions. These measures affected the second half of fiscal 2006 and all of 2007 and 2008.

Finance and administration expenses

Finance and administrative expenses were $556,241, $181,735, and $343,521 in fiscal 2008, 2007 and 2006, respectively. Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which include financial staff, legal and audit activities as well as the amortization of capital assets.

Finance and administrative expenses as a total increased by $374,506 during fiscal 2008 compared to fiscal 2007 and decreased in fiscal 2007 by $161,786 compared to fiscal 2006. The fluctuations in finance and administration expenses from 2006 to 2007 and from 2007 to 2008 relate to costs that have been allocated to the cost of services related to employee costs incurred that are attributable to management services revenue charged to related parties. These charges were higher in fiscal 2007.

Research and development expenses

Research and development expenses were $262,614, $164,214, and $324,488 in fiscal 2008, 2007 and 2006, respectively. Research and development expenditures consist primarily of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

software and hardware engineering, personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

The increase in research and development expense from fiscal 2007 to fiscal 2008 relates to utilization of available resources from manufacturing to development efforts.

Interest and accretion

Interest and accretion expenses consist of amortization of the discount on the debt portion of convertible debentures plus interest expense. Interest expense mainly relates to interest incurred on related party debt and lease arrears.

Amortization of discount on the convertible debentures that resulted from the fair value assigned to the equity component of convertible debentures was $7,384 during 2008, $143,059 during 2007, and $373,145 during 2006 (see Note 7 to the Fiscal 2008 Statements). The amortization of discount on the convertible debentures has gradually decreased as the convertible debentures reached maturity and ceased altogether in fiscal 2008 as all the convertible debentures have reached maturity. Interest expense was $92,837, $183,847, and $147,137 in fiscal 2008, 2007 and 2006, respectively. Interest expense has decreased as the loans from Hypernetics and the Triodetic Group of Companies (related to management fees) accrue interest earned offsetting accrued interest expense on matured convertible debentures and other related party loans.

Other income (loss)

Other income (loss) reflected a gain of $141,188 in fiscal 2008, a loss of $1,340 in fiscal 2007 and a gain of $9,000 in fiscal 2006 resulting from the sale of Company assets.

Partnership income, other partnership related expenses and Bank loan interest

In fiscal 2008, the Company recorded Partnership income allocations of $308,415 (2007 -$516,577, 2006 - $602,130). Also recorded was bank loan interest of $8,415 (2007 - $214,994, 2006 - $272,290) and other Partnership related expenses of $nil (2007 - $59,677, 2006 -$83,785). In fiscal 2008, the Company ceased to be a partner and will receive no further income and incur no further expense related to the Partnership. See “Buhler Partnership Investment” for further information.

Net Loss

The net income for fiscal 2008 was $70,453 or $0.00 per share compared to net income for fiscal 2007 of $969,752 or $0.01 per share and compared to a net loss for fiscal 2006 of $330,011 or $0.00 per share. The shift to net income in 2007 and 2008 from a net loss in 2006 relates to the management services revenue charged to related parties and cost reduction measures. The decline in net income from management consulting fees in 2008 from 2007 was primarily due to management’s concentration on the subsequent acquisitions of Hypernetics and the Triodetic Group of Companies. Added legal and accounting fees associated with the due diligence also contributed to the overall lower net income.

Quarterly Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2008 and fiscal 2007:

Quarters ended

(unaudited, in $000s except per share)

		Fiscal 2008				Fiscal 2007
	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31
	2007	2007	2007	2008	2006	2006	2006	2007

Revenue	$573	$136	$95	$486	$540	$528	$556	$539
Income (Loss)
from operations	243	(315)	(332)	(22)	138	221	260	110
Net income (loss)	543	(114)	(332)	(27)	147	275	337	211
Net income (loss)
per share-basic
and diluted	$0.01	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Fourth quarter of fiscal 2006

During the fourth quarter of fiscal 2007, revenue was approximately $486,000 and the net loss was approximately $27,000. Income/(loss) from operations and net income/(loss) for the each of the quarters in fiscal 2008 varied based on management services charged to related parties. These services are provided and charged as needed by the related parties. These fees have effectively ceased subsequent to the Acquisition described in the Overview Section.

Liquidity and Capital Resources

			Change from
($000s)	Fiscal Year		Fiscal
	2008	2007	2007 to 2008
Cash	$ 42	$ 35	$ 7
Working Capital	(1,445)	(3,282)	1,837
Net cash provided by (used in):
Operating activities	(1,384)	(933)	(451)
Investing activities	358	(73)	431
Financing activities	1033	1,086	(53)

Cash

As at March 31, 2008, the Company held $41,949 in cash, an increase of $7,057 from March 31, 2007.

Working Capital

Working capital represents current assets less current liabilities. As at March 31, 2008, the Company had a working capital deficit of $1,444,605 compared to a working capital deficit of $3,281,562 at March 31, 2007. The decrease in the working capital deficit was primarily a result of the reduction in the bank loan by $2,000,000. The most significant portion of the working capital deficiency of $3,281,562 as at March 31, 2007 related to the bank loan balance of $2,000,000 obtained to invest in the Partnership.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash used in Operating activities

Cash used in operating activities for fiscal 2008 was $1,384,325 representing an increase of approximately $451,314 from the $933,011 in fiscal 2007 which was relatively constant from $1,031,930 in fiscal 2006. The increased use of cash in operating activities mainly relates to the accumulation of related party receivables offset by the net income in 2008 and 2007 and the decreased loss in 2006. Also observed in 2008 was non-cash Partnership income realized upon satisfaction of the bank loan outstanding.

Cash provided by (used in) Investing activities

Cash provided by investing activities for fiscal 2008 of $358,038 relates to the sale of the Company’s land and building, proceeds from investment in partnership and other investments offset by the purchase of assets totaling approximately $99,000. In fiscal 2007, cash used in investing activities of $73,000 relates to the purchase of capital assets and an increase in the amount due from partnership, compared to cash provided of $9,000 for fiscal 2006 resulting from the sale of capital assets.

Cash provided by Financing activities

Cash provided by financing activities for fiscal 2008 was $ 1,033,344 compared to cash provided by financing activities of $1,086,426 of the prior fiscal year and $944,067 in fiscal 2006. Cash provided by financing activities mainly relate to proceeds from related parties, including $365,000 of convertible debentures issued in fiscal 2006.

Outlook

The Company’s legacy products are not currently producing sufficient revenue to sustain the continuing operations of the Company. The Company has been earning management services revenue from related parties and earning income from its investment in the Partnership to mitigate its losses and provide capital to continue operations. The requisition of additional management services is at the discretion of the related party with no minimum commitment and the services, and related income, may, are expected to, cease at any time. Additionally, the Partnership income has reached its predetermined maximum distributions and the Company’s rights and obligations to the Partnership relationship has now ceased.

The Company’s total working capital deficit of approximately $1.35 million at March 31, 2008 and the Company’s ongoing operations will need to be funded through additional capital in the near term.

As described in the Overview section of this MD&A, the Company completed the Acquisition of Hypernetics and 4439112 Canada Inc.

The total purchase price of $20 million for both Hypernetics and 4439112 Canada Inc. was paid by the Company by the combination of $1,500,000 cash; the issuance of 35,000,000 common shares of the Company and the issuance of 18,325 class A preferred shares of the Company. As a result of the Acquisition, Hypernetics and 4439112 Canada Inc., including all wholly-owned subsidiaries, except for their US incorporated subsidiaries, were amalgamated into Plaintree. Following the completion of the amalgamation, the businesses of Hypernetics and the Triodetic Group of Companies have been operated as separate divisions of Plaintree.

Concurrent with the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

million credit line. All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined. The credit facility is secured by a security interest granted over the assets of Plaintree. $1.5 million of the $1.8 demand loan was used to pay to William David Watson II and Nora Watson the cash portion of the purchase price for the shares of the Triodetic Group of Companies.

There can be no assurances that the financing described above will continue to be available or that the Company will achieve the operating results required to continue as a going concern. If these events do not occur, the Company may cease operations.

Related Party Transactions

Acquisitions

As described in the Overview section of this MD&A, the Company completed the Acquisition of Hypernetics and 4439112 Canada Inc.

Prior to the Acquisitions, Hypernetics and the Triodetic Group of Companies were both controlled by William David Watson II and Nora Watson. William David Watson II is the President and Chief Executive Officer of the Company and a director of the Company. Nora Watson is the spouse of William David Watson, the Chairman and VP Mergers and Acquisitions of the Company. William David Watson II and Nora Watson held directly and indirectly 27.98% of the issued and outstanding common shares of Plaintree (38.1% on a fully-diluted basis).

As a result of these relationships, the Acquisition was considered to be a “related party transaction” within the meaning of Rule 61-501 under the Ontario Securities Act which required obtaining the majority of the minority shareholder approval.

Concurrently with the completion of the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line. All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined. The credit facility is secured by a security interest granted over the assets of Plaintree. $1.5 million of the $1.8 demand loan was used to pay William David Watson II and Nora Watson the cash portion of the purchase price for the shares of the Triodetic Group of Companies.

Due to Related Parties - Convertible Debentures

The debentures are convertible into common shares of the Company at the holder’s option at any time. They become due and payable two years from the date of issue at which point interest will begin to accrue at 10% on any unpaid balances. Debentures may be repaid at any time by the Company with 30 days notice subject to the holders’ right to convert within that time period. All of the Company’s assets were pledged as security for these convertible debentures under an already existing general security agreement.

All of the convertible debentures are held by related parties including Targa Group Inc. or a subsidiary of Targa Group Inc. and an independent director of the Company and a company controlled by that director.

Convertible debentures due to related parties outstanding as at March 31, 2008 are as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Convertible Debt			Convertible
	Balance as at	Accretion of		Debt
	March 31,	Debt Discount	Accrued	Balance as at
Face Value	2007	in fiscal 2007	Interest	March
				31, 2008

$ 900,000	$1,015,951	$ -	$ 90,000	$1,105,951
220,000	222.918	-	22,000	244,918
220,000	219,172	828	21,193	241,193
145,000	138,445	6,555	12,083	157,083

$ 1,485,000	$1,596,486	$ 7,383	$ 145,276	$1,749,145

Related Party Transactions - Other

Due from related parties consists of accounts receivable for management consulting services to the Triodetic Group of Companies, which is owned by the same individual that controls Targa Group Inc., the Company’s largest shareholder, and accounts and a loan receivable from Hypernetics, a subsidiary of Targa Group Inc., including interest.

Due from related parties totaled $5,103,993 (2007 - $3,744,230) at March 31, 2008 including management fees of $426,600 (2007 – $1,212,598) and loans totaling $4,677,393 (2007 -$2,531,631) as at March 31, 2008 including interest of $505,355 (2007 - $156,383) which accrues at 10% per annum.

During the year ended March 31, 2008, a total of $999,350 (2007 - $2,014,500) of management consulting fees was charged at the agreed exchange amount to these related companies.

During fiscal 2008, total rent expense of $27,428 (2007 - $12,000; 2006 - $12,000) was incurred to companies controlled by Targa Group Inc. for office and manufacturing space and storage services. An amount $51,428 remained unpaid at March 31, 2008.

During the year ended March 31, 2007, the Company acquired an automobile from the Chief Executive Officer of the Company at a cost of $10,000. This transaction was recorded at the estimated fair value of the asset.

Fiscal 2008 interest expense of $92,837(2007 - $183,847; 2006 - $147,137) is primarily interest on related party balances as described in Notes 9 and 10.

In August 2005, the Company obtained a loan (“2005 Loan”) from an affiliate of Targa Group Inc. of $425,000. The 2005 Loan is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the 2005 Loan during the period ending March 31, 2006. The 2005 Loan is secured by an already existing general security agreement over Plaintree’s assets. As of March 31, 2008, $1,719,728 (2007 - $1.221,389) had been advanced with interest accrued to date of $266,732 (2007 - $127,545) for a total payable of $1,986,460 (2007 - $1,348,934). This amount is included in due to related parties - other.

On November 19, 2003, the Board of the Company agreed to accept a loan (“Loan”) from Targa Group Inc., its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing general security agreement over Plaintree’s assets. As of March 31, 2008,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the total Loan amount outstanding was $445,198 ($310,386 principal plus $134,812 of accumulated interest); 2007 - $410,927 ($310,386 principal plus $100,541 of accumulated interest). This amount is included in “Due to Related Parties – Other”.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa. Lease arrears including interest of $98,567 (2007 - $80,971) owing to this related party amounted to $317,375 (2007 - $299,779). In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. The forbearance agreement is now in default and the amounts owing are due and payable. This amount is still outstanding as at March 31, 2008 and is included in “Due to Related Parties – Other”.

As of April 1, 2002, the Company’s senior officers have agreed to defer payment of consulting fees and salaries payable. During fiscal 2008, a portion of these fees and salaries, amounting to $126,000 (2007 - $92,000), was paid to the senior officers. At March 31, 2008, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa Group Inc., amounted to $1,436,847 (2007 - $1,212,847), plus interest charges of $310,243 (2007 -$202,352) for a total payable of $1,747,090 (2007 – $1,415,199). These amounts are included in “Due to Related Parties – Other”.

Other Contracts and Commitments

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2008:

	Payments due by period
		Less than	1-3
	Total	1 year	Years
Due to related parties – convertible debentures	1,749,145	1,749,145	-
Due to related parties – other	4,508,183	4,508,183	-

	$ 6,257,328	$ 6,257,328	$ -

Facilities

During the year ended March 31, 2008, Plaintree sold its existing building in Arnprior, Ontario. The Company has been occupying approximately 2,000 square feet of office space for $2,000 per month owned by the Triodetic Group of Companies.

As a result of the Acquisition described in the Overview, the land and buildings owned by the Triodetic Group of Companies provides sufficient space to support the operations of the post Acquisition Company.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

time of sale, based on warranty terms and prior claims experience. Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement. Service revenue is recognized when the service is performed. Deferred revenue arises when extended warranty contracts are paid in advance.

Management services revenue is recognized as services are delivered when there is persuasive evidence of an agreement and collection is reasonably assured.

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

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of assets, valuation of its investment in partnership, valuation of its inventory, stock-based compensation, certain accrued liabilities, deferred revenue and convertible debentures. Actual results could differ from the estimates made by management.

Stock option plan

The Company has stock option plans as described in Note 10 to the Fiscal 2008 Statements. The Company uses the fair value based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that result from settlement for cash or other assets. Awards that the Company has the ability to settle in shares are recorded as equity whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

New accounting policies

Effective April 1, 2007, the Company has adopted the following accounting standards. There were no changes in measurement resulting from applying the new standards on April 1, 2007.

Financial instruments

Section 3855 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Financial Instruments – Recognition and Measurement came into effect for fiscal years beginning on or after October 1, 2006. This section establishes standards for recognizing and measuring financial assets, liabilities and non-financial derivatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Section 3860 of the CICA Handbook has been reissued as section 3861, Financial Instrument –Disclosure and Presentation, and establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions came into effect for fiscal years beginning on or after October 1, 2006.

All financial assets and liabilities are recorded on the balance sheet. Initial recognition of financial assets and liabilities is at fair value.

Current monetary assets and liabilities

Cash is classified as held for trading and is measured at fair value with changes in fair value recorded in net income. Accounts receivable and accounts payable and accrued liabilities are classified as loans and receivables and other financial liabilities respectively are measured at amortized cost after initial recognition at fair value with interest accretion recorded in net income. Due to the short-term nature of these assets and liabilities, the carrying amounts approximated amortized cost.

Comprehensive income

Section 1530 of the CICA Handbook, Comprehensive Income came into effect for fiscal years beginning on or after October 1, 2006. This section establishes standards for reporting and display of comprehensive income. Comprehensive income is the change in a Company’s net assets (equity) that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes all changes in equity except those resulting from investments by shareholders.

The CICA also made changes to section 3250 of the CICA Handbook , Surplus and reissued it as section 3251, Equity. The section also came into effect for fiscal years beginning on or after October 1, 2006. This section establishes standards for the presentation of equity and changes in equity during the reporting period.

To date, the Company has no items that would affect other comprehensive income and therefore net income (loss) is equal to comprehensive income (loss). There is no impact of these changes noted above on the opening deficit balance at April 1, 2007.

United States generally accepted accounting principles

In June 2006, the Financial Accounting Standards Board (“FASB”) issued “FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes”. This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109 Accounting for Income Taxes, and requires additional financial statement disclosure about uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company implemented this interpretation in fiscal 2007 with no significant impact due to its history of tax losses.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and where applicable simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. The Statement is effective for fiscal years

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

beginning after January 1, 2008. Provisions of the Statement are to be applied prospectively except in limited situations. The Company has not yet determined the impact of this statement on its financial reporting.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This Statement is required to be adopted by the Corporation in the first quarter of its fiscal year 2009. The Corporation is currently assessing the impact of the adoption of this Statement.

In December 2007, the FASB revised SFAS No. 141R, "Business Combinations." This revision establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measure the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is required to be adopted by the Corporation for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. The Corporation is currently assessing the impact of the adoption of this Statement.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Corporation is currently assessing the impact of the adoption of this Statement.

Future accounting policy changes

The CICA has issued new accounting pronouncements for disclosure and presentation of financial instruments, Section 3862 – Financial Instruments – Disclosure and Section 3863 –Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. These sections establish standards for presentation and disclosure of financial instruments and non-financial derivatives. These new sections require disclosures of both qualitative and quantitative information that enables financial statement users to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed.

Section 1535 – Capital Disclosures has been issued by the CICA and applies to fiscal years beginning on or after October 1, 2007. This section establishes standards for presentation and disclosure of financial instruments and non financial derivatives requires disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

Summary of Outstanding Share Data

As at March 31, 2008 the following equity instruments were issued and outstanding:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Common Shares of 90,221,634

Stock Options

Stock options granted and outstanding at March 31, 2008 of 2,175,000 are exercisable to receive the same number of common shares at exercise prices ranging from $.08 to $2.31 with the latest expiry being September 9, 2010. Under the Company’s stock option plan, the maximum number of stock options which may be granted is 12,000,000.

Convertible Debentures

The Company has issued various tranches of convertible debentures to related parties for total face value of $1,485,000. The debentures plus accrued interest are convertible at any time into common shares of the Company at varying conversion rates that were determined at the time of issuance of each tranche. If all the debentures plus accrued interest were converted at the current time, the total number of common shares issued would be 20,005,075 on a pre-consolidation basis.

Additional information relating to the Company, may be found on Sedar at www.sedar.com or the Company’s website at www.plaintree.com.

Plaintree Systems Inc.
Board of Directors	Principal Office

W. David Watson II	90 Decosta Place
President & Chief Executive Officer	Arnprior, Ontario, Canada K7S 0B5
	Telephone:	(613) 623- 3434
William D. Watson	Facsimile:	(613) 623-4647
Chairman of the Board

Robert E. Shea	Website: http://www.plaintree.com
Chairman, Shea Financial Group
Auditors
Jerry S. Vickers
Financial/Business Consultant	Deloitte & Touche, Ottawa, Ontario, Canada

Girvan L. Patterson	Transfer Agent
C.E.O. Taransys Inc
Computershare Investor Services Inc.
100 University Ave., 9th Floor
Senator John Buchanan P.C., Q.C.	Toronto, Ontario, Canada M5J 2Y1
Senator and Lawyer

Corporate Secretary

Executives and Officers
Gary Jessop
Partner
W. David Watson II	Blake Cassels & Graydon, LLP,
President & Chief Executive Officer	Ottawa, Ontario, Canada

Lynn E. Saunders	Legal Counsel
Vice President, Operations
Blake Cassels & Graydon, LLP
Jason Lee	Ottawa, Ontario, Canada
Vice President, Business Development
Stock Exchange Listings

NASDAQ OTC BB: PTEEF.OB

Certification of Chief Executive Officer

Pursuant to Rule 13a-14(a) and 15d-14(a)

Under the Securities Exchange Act of 1934, as Amended

I, David Watson, President and Chief Executive Officer of Plaintree, hereby certify that:

1.

I have reviewed this annual report on Form 20-F of Plaintree Systems Inc. for the period ending on March 31, 2008.

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Presented in this annual report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:

September  24 , 2007.

David Watson

President and Chief Executive Officer

Certification of Chief Financial Officer

Pursuant to Rule 13a-14(a) and 15d-14(a)

Under the Securities Exchange Act of 1934, as Amended

I, Lynn Saunders, Vice-President and Chief Financial Officer of Plaintree, hereby certify that:

1.

I have reviewed this annual report on Form 20-F of Plaintree Systems Inc. for the period ending on March 31, 2008.

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Presented in this annual report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:

September 24, 2008.

Lynn Saunders

Chief Financial Officer

Certification Pursuant to

18 U.S.C. Section 1350,

as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Plaintree Systems Inc. (the “Company”) on Form 20-F for the period ending March 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certifies that to the best of his knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September  24, 2008.

David Watson

President and Chief Executive Officer

The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates them by reference.

Certification Pursuant to

18 U.S.C. Section 1350,

as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Plaintree Systems Inc. (the “Company”) on Form 20-F for the period ending March 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certifies that to the best of his knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 24, 2008.

Lynn Saunders

Chief Financial Officer

The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates them by reference.

Financial Statements of

HYPERNETICS LIMITED

August 25, 2007

(CDN GAAP, CDN Dollars)

Deloitte & Touche LLP 800 - 100 Queen Street Ottawa, ON K1P 5T8 Canada Tel: (613) 236–2442 Fax: (613) 236–2195 www.deloitte.ca

Auditors' Report

To the Shareholder of Hypernetics Limited

We have audited the balance sheet of Hypernetics Limited as at August 25, 2007 and the statements of earnings and retained earnings, and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as explained in the following paragraph, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Because we were appointed auditors of the Company during the current year, we were not able to observe the counting of physical inventories at the beginning of the year nor satisfy ourselves concerning those inventory quantities by alternative means. Since opening inventories enter into the determination of the results of operations and cash flows, we were unable to determine whether adjustments to cost of goods sold, income taxes, net earnings, opening retained earnings and cash provided from operations might be necessary.

In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine opening inventory quantities, as described in the preceding paragraph, the statements of earnings and retained earnings, and of cash flows present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended August 25, 2007 in accordance with Canadian generally accepted accounting principles. Further, in our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at August 25, 2007 in accordance with Canadian generally accepted accounting principles.

HYPERNETICS LIMITED
Financial Statements
August 25, 2007

PAGE
Statement of Earnings and Retained Earnings	1
Balance Sheet	2
Statement of Cash Flows	3
Notes to the Financial Statements	4 - 11

HYPERNETICS LIMITED
Statement of Earnings and Retained Earnings
year ended August 25, 2007

	2007	2006
		(Unaudited)
Revenue	$ 4,141,998	$ 5,524,657
Cost of goods sold	1,794,543	2,279,276
Gross margin	2,347,455	3,245,381
Expenses
Administrative and general	1,025,744	1,081,541
Sales and marketing	686,324	862,368
Research and development	449,789	982,466
Interest and bank charges	84,300	7,813
	2,246,157	2,934,188
Earnings before income taxes	101,298	311,193
Provision for income taxes (recovery)
Current	14,663	55,761
Future	4,663	(2,412)
	19,326	53,349
NET EARNINGS	81,972	257,844
RETAINED EARNINGS, BEGINNING OF YEAR	1,844,662	1,586,818
RETAINED EARNINGS, END OF YEAR	$ 1,926,634	$ 1,844,662
See accompanying notes to the financial statements

1

HYPERNETICS LIMITED
Balance Sheet
as at August 25, 2007

	2007	2006
		(Unaudited)
CURRENT ASSETS
Cash	$ -	$ 895,028
Accounts receivable	663,421	902,036
Inventory (Note 3)	1,373,181	1,165,192
Prepaid expenses and other assets	49,269	30,430
	2,085,871	2,992,686
CAPITAL ASSETS (Note 4)	777,156	465,348
DUE FROM RELATED PARTIES (Note 6)	2,026,775	574,280
	$ 4,889,802	$ 4,032,314
CURRENT LIABILITIES
Bank indebtedness (Note 5)	$ 47,480	$ -
Accounts payable and accrued liabilities	295,997	218,503
Income taxes payable	14,663	55,761
Current portion of long-term debt (Note 7)	38,698	14,700
	396,838	288,964
DUE TO RELATED PARTIES (Note 6)	1,624,794	1,156,626
DUE TO PARENT COMPANY (Note 6)	675,319	675,319
LONG-TERM DEBT (Note 7)	214,421	19,610
FUTURE INCOME TAXES	26,295	21,632
	2,937,667	2,162,151
SHAREHOLDER'S EQUITY
Share capital (Note 8)	25,501	25,501
Retained earnings	1,926,634	1,844,662
	1,952,135	1,870,163
	$ 4,889,802	$ 4,032,314

See accompanying notes to the financial statements ON BEHALF OF THE BOARD
_________________________________________
Director
_________________________________________
Director

2

HYPERNETICS LIMITED
Statement of Cash Flows
year ended August 25, 2007

	2007	2006
		(Unaudited)

NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings	$ 81,972	$ 257,844
Items not affecting cash
Amortization of capital assets	90,187	69,444
Future income taxes	4,663	(2,412)

	176,822	324,876

Changes in non-cash operating working capital items
Accounts receivable	238,615	(61,301)
Inventory	(207,989)	(230,996)
Prepaid expenses and other assets	(18,839)	(3,830)
Accounts payable and accrued liabilities	77,494	(110,390)
Income taxes payable	(41,098)	(30,273)

	225,005	(111,914)

INVESTING
Purchase of capital assets	(401,995)	(73,021)

FINANCING
Proceeds of long-term debt	248,750	-
Repayment of long-term debt	(29,941)	(27,871)
(Repayments to) advances from related parties	(984,327)	844,324
Advances to parent company	-	(2,000)

	(765,518)	814,453

NET CASH (OUTFLOW) INFLOW	(942,508)	629,518

CASH, BEGINNING OF YEAR	895,028	265,510

CASH (BANK INDEBTEDNESS), END OF YEAR	$ (47,480)	$ 895,028

Supplementary information:
Interest paid	$ 12,809	$ 5,307
Interest received	11,365	11,567
Income taxes paid	55,761	86,034

See accompanying notes to the financial statements

3

HYPERNETICS LIMITED Notes to the Financial Statements

year ended August 25, 2007

(information as at and for the year ended August 25, 2006 is unaudited)

1.	DESCRIPTION OF BUSINESS

Hypernetics Limited (the "Company") is incorporated under the Ontario Business Corporations Act. The Company manufactures defence and aerospace components.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Revenue recognition

The Company records revenue from product sales to customers at time of shipment, when all significant contractual obligations have been satisfied, when the price to the customer is fixed and determinable and collection is reasonably assured.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted income tax rates for the years in which the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

Inventory

Raw materials are valued at the lower of cost and replacement cost, cost being determined using the average cost method. Work in process and finished goods are valued at the lower of cost and net realizable value. The cost of finished products and work in process includes the cost of raw materials, direct labour and a charge for overhead allocated to production.

Capital assets

Capital assets are recorded at cost. Amortization is provided on a diminishing-balance basis to amortize the costs of the assets over their estimated useful lives at the following rates:

Buildings	4%
Furniture and equipment	20%
Computer hardware	33%
Computer software	50%

4

HYPERNETICS LIMITED Notes to the Financial Statements

year ended August 25, 2007

(information as at and for the year ended August 25, 2006 is unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. No impairment loss has been recorded in 2007 or 2006.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at year-end exchange rates. Non-monetary assets and liabilities are translated at rates prevailing at the time the assets were acquired or the liabilities incurred. Foreign currency transactions are translated into Canadian dollars at the average rates for the respective period. Exchange gains and losses arising on translation are included in net earnings. Included in administration and general expenses is a foreign exchange loss of approximately $91,000 (2006 - $141,000).

Research and development expenditures

Current research costs are expensed as incurred. Expenditures for research and development equipment, net of related investment tax credits, are capitalized. Development costs are deferred and amortized when the criteria for deferral under Canadian generally accepted accounting principles are met, or otherwise, are expensed as incurred. To date, no such costs have been capitalized.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates included in these financial statements relate to allowance for doubtful accounts, inventory reserves and income taxes. Actual results could differ from these estimates.

5

HYPERNETICS LIMITED Notes to the Financial Statements

year ended August 25, 2007

(information as at and for the year ended August 25, 2006 is unaudited)

3.	INVENTORY

			2007	2006
				(Unaudited)

	Raw materials		$ 440,261	$ 304,131
	Work in process		762,321	553,160
	Finished goods		170,599	307,901

			$ 1,373,181	$ 1,165,192

4.	CAPITAL ASSETS

			2007
			Accumulated	Net Book
		Cost	Amortization	Value

	Land	$ 70,000	$ -	$ 70,000
	Buildings	411,870	80,962	330,908
	Furniture and equipment	1,433,020	1,088,073	344,947
	Computer hardware	146,249	123,788	22,461
	Computer software	37,562	28,722	8,840

		$ 2,098,701	$ 1,321,545	$ 777,156

			2006
			Accumulated	Net Book
		Cost	Amortization	Value
			(Unaudited)

	Land	$ 20,000	$ -	$ 20,000
	Buildings	260,871	70,321	190,550
	Furniture and equipment	1,241,349	1,025,795	215,554
	Computer hardware	138,261	114,691	23,570
	Computer software	36,225	20,551	15,674

		$ 1,696,706	$ 1,231,358	$ 465,348

6

HYPERNETICS LIMITED Notes to the Financial Statements

year ended August 25, 2007

(information as at and for the year ended August 25, 2006 is unaudited)

5.	LINE OF CREDIT

The Company has a $450,000 operating line of credit available, secured by a general security agreement over all assets, assignment of all risk insurance on the assets of the Company, a guarantee by the parent company of up to $675,000 and a postponement of the amount due to a senior officer. The facility bears interest at the bank's prime rate plus 0.50% and is renewable on an annual basis.

6.	RELATED PARTY BALANCES

Due to parent company

Advances from the parent company are due on demand, without interest, or fixed terms of repayment. The parent company has agreed not to require repayment in the next fiscal year. Accordingly, this amount has been classified as long-term.

Due from related parties

	2007	2006
		(Unaudited)

Tidal Quality Management Inc., a company
under common control	$ 1,846,404	$ 410,834
Targa Group Inc., a company under
common control	128,000	128,000
Triodetics Building Products Inc., a company
under common control	52,371	-
3942775 Canada Inc., a company under
common control	-	29,354
Spotton Corporation, a company under
common control	-	6,092

	$ 2,026,775	$ 574,280

Due to related parties

	2007	2006
		(Unaudited)

Plaintree Systems Inc.	$ 1,461,412	$ 907,412
Senior officer	163,382	222,383
Triodetics Building Products Inc., a company
under common control	-	26,831

	$ 1,624,794	$ 1,156,626

7

HYPERNETICS LIMITED Notes to the Financial Statements

year ended August 25, 2007

(information as at and for the year ended August 25, 2006 is unaudited)

6.	RELATED PARTY BALANCES (Continued)

Due to related parties (Continued)

Amounts due to and from related parties are due on demand, with no fixed terms of repayment. The net balance due to Plaintree Systems Inc. bears interest at 10% per annum. All other balances due to and from related parties are without interest. Plaintree Systems Inc. is related to the Company by virtue of a common shareholder and director. Plaintree Systems Inc. and the senior officer have agreed not to demand repayment of the amounts over the next fiscal year and, accordingly, these amounts have been classified as long-term.

7.	LONG-TERM DEBT

	2007	2006
		(Unaudited)

Term loan, payable in monthly payments
of $1,007, bearing interest at prime less 0.85%
per annum, secured by a mortgage on a property,
maturing February 2012	$ 148,580	$ -

Term loan, payable in monthly principal payments
of $1,633, bearing interest at prime plus 0.75%
per annum, secured by equipment and the
general security agreement referred to in Note 5,
maturing December 2011	84,933	-

Term loan, payable in monthly principal payments
of $1,225, bearing interest at prime plus 1%
per annum, secured by equipment and the
general security agreement referred to in Note 5,
maturing December 2008	19,606	34,310

	253,119	34,310

Less current portion	38,698	14,700

	$ 214,421	$ 19,610

Interest on long-term debt for the year was $5,227 (2006 - $1,814).

8

HYPERNETICS LIMITED

Notes to the Financial Statements

year ended August 25, 2007

(information as at and for the year ended August 25, 2006 is unaudited)

7. LONG-TERM DEBT (Continued)

Principal payments required in each of the next five years are as follows:

	2008	$ 38,698
	2009	29,289
	2010	24,802
	2011	25,238
	2012	12,634

		$ 130,661

8.	SHARE CAPITAL

	Authorized
	Unlimited number of special shares, non-voting, entitled to
	receive dividends when and if declared by the Board of Directors,
	redeemable by the Company, retractable by the holder

	An unlimited number of voting Common shares.

			2007	2006
				(Unaudited)

	Issued
	152,010 common shares	$ 25,501		$ 25,501

9.	RELATED PARTY TRANSACTIONS

During the year, the Company provided management and administrative services to affiliated companies totalling $24,500 (2006 - $153,000) and received $12,000 (2006 -$12,000) of rental income from an affiliated company. Also during the year, related companies provided management and administrative services to the Company totalling $953,925 (2006 - $2,007,750). These transactions are in the normal course of operations and are measured and recorded at the exchange amount. In addition, during the year the Company advanced $1,435,570 (2006 - $410,837) of cash to Tidal Quality Management Inc., a company under common control (see Note 6).

9

HYPERNETICS LIMITED

Notes to the Financial Statements

year ended August 25, 2007

(information as at and for the year ended August 25, 2006 is unaudited)

10. INCOME TAXES

The Company's effective income tax rate differs from the combined basic Canadian rate (federal and provincial). This difference results from the following:

		2007	2006
	Combined federal and provincial income tax rates	36.12%	36.12%
	Small business deduction	(17.50%)	(17.50%)
	Permanent differences	0.46%	(1.48%
	Effective income tax rate	19.08%	17.14%

11.	FINANCIAL INSTRUMENTS

Currency risk

The Company earns certain revenue and incurs certain expenses denominated in foreign currencies and therefore is subject to foreign currency risk.

Economic dependence

During the year ended August 25, 2007, two (2006 - four) customers accounted for 41% and 16% (2006 - 28%, 19%, 14%, and 10%) of revenue, respectively.

Interest rate risk

The Company is financed by bank indebtedness, long-term debt, and amounts due to the parent company and related parties. Interest rate risk is the risk to the Company’s earnings that would result from fluctuations in interest rates. The Company does not use derivative financial instruments to reduce its exposure to interest rate risk.

Credit risk

The Company provides credit to its customers in the normal course of operations. It carries out, on a continuing basis, credit checks and assessments on its customers and maintains provisions for contingent credit losses. As at August 25, 2007, two (2006 -three) customers accounted for 33% and 22% (2006 - 41%, 18%, and 12%) of accounts receivable, respectively.

Fair value

The fair values of current financial instruments are approximately equal to their carrying values due to their short-term maturity. The fair value of the amounts due to parent company and due to and from related parties has not been determined since there are no specified terms of repayment. The fair value of long-term debt approximates its carrying value as the stated interest rate approximates market rates.

10

HYPERNETICS LIMITED Notes to the Financial Statements

year ended August 25, 2007

(information as at and for the year ended August 25, 2006 is unaudited)

12. SEGMENTED INFORMATION

The Company operates in one reportable segment. All of the Company's activities are considered to be carried on in the developing, marketing, manufacture and sale of defence and aerospace components. All capital assets are located in Canada.

	The Company reports its revenue by geographic location based on the location of its
	customers as follows:
		2007	2006
			(Unaudited)
	Canada	$ 311,817	$ 299,923
	United States	3,755,329	5,006,755
	Other	74,852	217,979
		$ 4,141,998	$ 5,524,657

13.	SUBSEQUENT EVENT

Subsequent to year-end, the Company entered into negotiations with Plaintree Systems Inc. (“Plaintree”) regarding a potential amalgamation between the Company, Plaintree and Triodetic Holdings Inc. (“Triodetic”). Plaintree is related to the Company by virtue of a common shareholder and director and Triodetic is a company under common control. This transaction is expected to close prior to March 31, 2008.

11

Financial Statements of

HYPERNETICS LIMITED

For the 7 month periods ended March 31, 2008 and 2007

(CDN GAAP, CDN Dollars) (Unaudited)

HYPERNETICS LIMITED Financial Statements March 31, 2008 and 2007 (Unaudited)
PAGE
Statement of Income (Loss), Other Comprehensive
Income (Loss) and Retained Earnings	1
Balance Sheet	2
Statement of Cash Flows	3
Notes to the Financial Statements	4 - 10

HYPERNETICS LIMITED

Statement of Income (Loss), Comprehensive Income (Loss) and Retained Earnings

for the seven month periods ended March 31, 2008, and 2007

	2008	2007
	(Unaudited)	(Unaudited)
Revenue	$ 2,788,796	$ 2,876,558
Cost of goods sold	1,466,090	1,305,949
Gross margin	1,322,706	1,570,609
Expenses
Administrative and general	598,279	558,929
Sales and marketing	70,288	661,195
Research and development	511,694	431,127
Foreign exchange	53,373	53,069
Amortization	54,867	52,609
Interest expense (income) and bank charges	9,195	(5,704)
	1,297,696	1,751,225
Income (loss) before income taxes	25,010	(180,616)
Provision for income taxes
Current	5,337	-

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	19,673	(180,616)
RETAINED EARNINGS, BEGINNING OF PERIOD	1,926,634	1,844,662
RETAINED EARNINGS, END OF PERIOD	$ 1,946,307	$ 1,664,046
See accompanying notes to the financial statements

HYPERNETICS LIMITED
Balance Sheet
as at March 31, 2008 and August 25, 2007

	As at March	As at August
	31, 2008	25, 2007
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash	$ 290,047	$ -
Accounts receivable	961,168	663,421
Inventory	1,286,811	1,373,181
Prepaid expenses and other assets	58,245	49,269
	2,596,271	2,085,871
CAPITAL ASSETS (Note 3)	722,289	777,156
DUE FROM RELATED PARTIES (Note 5)	2,084,984	2,026,775
	$ 5,403,544	$ 4,889,802
CURRENT LIABILITIES
Bank indebtedness	-	47,480
Accounts payable and accrued liabilities	399,662	295,997
Income taxes payable	5,000	14,663
Current portion of long-term debt	35,128	38,698
	439,790	396,838
DUE TO RELATED PARTIES (Note 5)	2,091,867	1,624,794
DUE TO PARENT COMPANY (Note 5)	675,319	675,319
LONG-TERM DEBT	198,465	214,421
FUTURE INCOME TAXES	26,295	26,295
	3,431,736	2,937,667
SHAREHOLDER'S EQUITY
Share capital	25,501	25,501
Retained earnings	1,946,307	1,926,634
	1,971,808	1,952,135
	$ 5,403,544	$ 4,889,802

See accompanying notes to the financial statements

ON BEHALF OF THE BOARD

Director

Director

HYPERNETICS LIMITED Statement of Cash Flows

for the seven months ended March 31, 2008 and the seven months ended March 31, 2007

	Seven months	Seven months
	ended	ended
	March 31, 2008	March 31, 2007
	(Unaudited)	(Unaudited)

NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$ 19,673	$ (180,616)
Items not affecting cash
Amortization of capital assets	54,867	52,609
Future income taxes	-	2,412

	74,540	(125,595)

Changes in non-cash operating working capital items
Accounts receivable	(297,747)	232,438
Inventory	86,370	(61,121)
Prepaid expenses and other assets	(8,976)	(8,846)
Accounts payable and accrued liabilities	103,665	81,330
Income taxes payable	(9,663)	(55,761)

	(51,811)	62,445

INVESTING
Purchase of capital assets	-	(254,286)

FINANCING
Proceeds from repayment of bank indebtedness	(47,480)	-
Proceeds of long-term debt	-	-
Repayment of long-term debt	(19,526)	233,516
(Repayments to) advances from related parties	408,864	(743,008)
Advances to parent company	-	-

	341,858	(509,492)

NET CASH INFLOW (OUTFLOW)	290,047	(701,333)

CASH, BEGINNING OF YEAR	193,695	895,028

CASH (BANK INDEBTEDNESS), END OF YEAR	$ 483,742	$ 193,695

See accompanying notes to the financial statements

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited financial statements for Hypernetics Limited (the “Company”) have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada for the preparation of interim financial statements. These financial statements do not include all of the information and notes required by Canadian GAAP for annual financial statements. These interim financial statements are based upon accounting principles consistent with those used in the annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended August 25, 2007.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2.	CHANGES IN ACCOUNTING POLICY

In July 2006, the Canadian Institute of Chartered Accountants (CICA) issued a revised section 1506, Account Changes. This new section establishes criteria for changes in accounting policies along with the accounting treatment and disclosures required for adoption of new accounting policies, estimates and corrections and errors. The Company adopted this standard for fiscal 2008.

Financial instruments

The Company adopted the (CICA) Handbook Section 1530; Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges, Section 3251,Equity, as of August 26, 2007. The adoption of these standards did not have a significant impact on these financial statements.

(a) Comprehensive income

The elements of comprehensive income are net earnings as per the Statement of Income (Loss), Comprehensive Income (Loss) and Retained Earnings there are no additional elements of Other Comprehensive Income.

(b) Financial assets and financial liabilities

Under the new standards, all financial assets and liabilities are initially recorded at fair value. Subsequent measurement is determined based on the classification of the financial

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

2.	CHANGES IN ACCOUNTING POLICY (Continued)

instrument including the treatment of gains or losses which are recognized in either net earnings or other comprehensive income. Under Section 3855, financial instruments are classified into one of five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities.

Held-for- trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash was classified as held for trading.

Held-to-maturity

Financial assets that have a fixed maturity date and which the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. No financial assets were classified as held-to maturity on August 26, 2007.

Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at fair value at inception, which due to their short-term nature, approximates carrying value. This classification is consistent with the classification under the prior accounting standards.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income. Gains and losses realized on disposal of available-for-sale securities are recognized in net income. No financial assets were classified as available-for-sale on August 26, 2007.

(c) Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Prior to the adoption of the new standards, embedded derivatives were not accounted for separately from the host instrument except in certain circumstances. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

2.	CHANGES IN ACCOUNTING POLICY (Continued)

instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value.

These embedded derivatives are measured at fair value with subsequent changes recognized in the Statement of Income (Loss), Comprehensive Income (Loss) and Retained Earnings as an element of general and administrative expenses. The Company will recognize embedded derivatives in its consolidated balance sheet, if applicable. There were no derivatives recorded in the financial statements for the period ended March 31, 2008.

(d) Hedge accounting

This optional standard allows entities to designate certain qualifying transactions as hedges for accounting purposes in order to recognize the gains, losses, revenues and expenses associated with the items in a hedging relationship in net income in the same period when they would otherwise be recognized in different periods. The Company would be required to formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments would be designated as either a ‘cash flow hedge,’ when the hedged item is a future cash flow, or a ‘fair value hedge,’ when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the Balance Sheet and the unrealized gains and losses from both items would be included in earnings. The Company does not use hedge accounting.

HYPERNETICS LIMITED

Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

3.	CAPITAL ASSETS

			2008
			Accumulated	Net Book
		Cost	Amortization	Value

	Land	$ 70,000	$ -	$ 70,000
	Buildings	411,870	88,684	323,186
	Furniture and equipment	1,433,020	1,128,316	304,704
	Computer hardware	146,249	128,112	18,137
	Computer software	37,562	31,300	6,262

		$ 2,098,701	$ 1,376,412	$ 722,289

			2007
			Accumulated	Net Book
		Cost	Amortization	Value

	Land	$ 70,000	$ -	$ 70,000
	Buildings	411,870	80,962	330,908
	Furniture and equipment	1,433,020	1,088,073	344,947
	Computer hardware	146,249	123,788	22,461
	Computer software	37,562	28,722	8,840

		$ 2,098,701	$ 1,321,545	$ 777,156

4. LINE OF CREDIT

The Company has a $450,000 operating line of credit available, secured by a general security agreement over all assets, assignment of all risk insurance on the assets of the Company, a guarantee by the parent company of up to $675,000 and a postponement of the amount due to a senior officer. The facility bears interest at the bank's prime rate plus 0.50% and is renewable on an annual basis.

HYPERNETICS LIMITED

Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

5. RELATED PARTY BALANCES Due to parent company

Advances from the parent company are due on demand, without interest, or fixed terms of repayment. The parent company has agreed not to require repayment in the next fiscal year. Accordingly, this amount has been classified as long-term.

Due from related parties
	2008	2007
	(Unaudited)	(Unaudited)

Tidal Quality Management Inc., a company under
common control	$ 1,096,404	$ 1,846,404
Targa Group Inc., a company under common control
	529,240	128,000
Triodetics Building Products Inc., a company under
common control	850	52,371
Spotton Corporation, a company under common
control	458,490	-

	$ 2,084,984	$ 2,026,775

Due to related parties

	2008	2007

Plaintree Systems Inc.	$ 2,091,867	$ 1,461,412
Senior officer	-	163,382

	$ 2,091,867	$ 1,624,794

Amounts due to and from related parties are due on demand, with no fixed terms of repayment. The net balance due to Plaintree Systems Inc. bears interest at 10% per annum. All other balances due to and from related parties are without interest. Plaintree Systems Inc. is related to the Company by virtue of a common shareholder and director. Plaintree Systems Inc. and the senior officer have agreed not to demand repayment of the amounts over the next fiscal year and, accordingly, these amounts have been classified as long-term.

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

6.	RELATED PARTY TRANSACTIONS

During the 7 months ended March 31, 2008, the Company provided management and administrative services to affiliated companies totalling $NIL (2007 – $24,500) and received $7,000 (2007- $7,000) of rental income from an affiliated company. Also during the 7 months ended March 31, 2008, related companies provided management and administrative services to the Company totalling $426,600 (2007 - $953,925). These transactions are in the normal course of operations and are measured and recorded at the exchange amount. In addition, during the 7 months ending March 31, 2008, the Company was repaid $750,000 against a loan outstanding to Tidal Quality Management Inc.(“Tidal”), a company under common control. During the 7 months ending March 31, 2007 the Company loaned a total of $1,296,126 to Tidal.

7.	SEGMENTED INFORMATION

The Company operates in one reportable segment. All of the Company's activities are considered to be carried on in the developing, marketing, manufacture and sale of defence and aerospace components. All capital assets are located in Canada.

The Company reports its revenue by geographic location based on the location of its customers as follows:

		2008	2007
		(Unaudited)	(Unaudited)

	Canada	$ 122,378	$ 237,107
	United States	2,650,066	2,624,031
	Other	16,352	15,420

		$ 2,788,796	$ 2,876,558

8.	NEW ACCOUNTING PRONOUNCMENTS

Section 1535 – Capital Disclosures has been issued by the CICA and applies to fiscal years beginning on or after October 1, 2007. This section requires disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Management is evaluating the impact this new standard will have on its financial statements.

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

8.	NEW ACCOUNTING PRONOUNCMENTS (continued)

continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. Management does not expect these changes to have an impact on its financial statements.

The CICA has issued Section 3031, Inventories, which will replace Section 3030, Inventories. The new standard will provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable values. The new standard also provides guidance on the cost formulas that are issued to assign costs to inventories. The new standard applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2008. Management is evaluating the impact of this new standard on its financial statements.

9.	SUBSEQUENT EVENT

On April 1, 2008, the Company completed an amalgamation with Plaintree Systems Inc. (“Plaintree”) and 4439112 Canada Inc. (operating as “Triodetic”). Plaintree is related to the Company by virtue of a common shareholder and director and Triodetic is a company under common control.

Financial Statements of

HYPERNETICS LIMITED

For the 7 month periods ended March 31, 2008 and 2007

(CDN GAAP, CDN Dollars) (Unaudited)

HYPERNETICS LIMITED Financial Statements March 31, 2008 and 2007 (Unaudited)
PAGE
Statement of Income (Loss), Other Comprehensive
Income (Loss) and Retained Earnings	1
Balance Sheet	2
Statement of Cash Flows	3
Notes to the Financial Statements	4 - 10

HYPERNETICS LIMITED

Statement of Income (Loss), Comprehensive Income (Loss) and Retained Earnings

for the seven month periods ended March 31, 2008, and 2007

	2008	2007
	(Unaudited)	(Unaudited)
Revenue	$ 2,788,796	$ 2,876,558
Cost of goods sold	1,466,090	1,305,949
Gross margin	1,322,706	1,570,609
Expenses
Administrative and general	598,279	558,929
Sales and marketing	70,288	661,195
Research and development	511,694	431,127
Foreign exchange	53,373	53,069
Amortization	54,867	52,609
Interest expense (income) and bank charges	9,195	(5,704)
	1,297,696	1,751,225
Income (loss) before income taxes	25,010	(180,616)
Provision for income taxes
Current	5,337	-

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	19,673	(180,616)
RETAINED EARNINGS, BEGINNING OF PERIOD	1,926,634	1,844,662
RETAINED EARNINGS, END OF PERIOD	$ 1,946,307	$ 1,664,046
See accompanying notes to the financial statements

HYPERNETICS LIMITED
Balance Sheet
as at March 31, 2008 and August 25, 2007

	As at March	As at August
	31, 2008	25, 2007
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash	$ 290,047	$ -
Accounts receivable	961,168	663,421
Inventory	1,286,811	1,373,181
Prepaid expenses and other assets	58,245	49,269
	2,596,271	2,085,871
CAPITAL ASSETS (Note 3)	722,289	777,156
DUE FROM RELATED PARTIES (Note 5)	2,084,984	2,026,775
	$ 5,403,544	$ 4,889,802
CURRENT LIABILITIES
Bank indebtedness	-	47,480
Accounts payable and accrued liabilities	399,662	295,997
Income taxes payable	5,000	14,663
Current portion of long-term debt	35,128	38,698
	439,790	396,838
DUE TO RELATED PARTIES (Note 5)	2,091,867	1,624,794
DUE TO PARENT COMPANY (Note 5)	675,319	675,319
LONG-TERM DEBT	198,465	214,421
FUTURE INCOME TAXES	26,295	26,295
	3,431,736	2,937,667
SHAREHOLDER'S EQUITY
Share capital	25,501	25,501
Retained earnings	1,946,307	1,926,634
	1,971,808	1,952,135
	$ 5,403,544	$ 4,889,802

See accompanying notes to the financial statements

ON BEHALF OF THE BOARD

Director

Director

HYPERNETICS LIMITED Statement of Cash Flows

for the seven months ended March 31, 2008 and the seven months ended March 31, 2007

	Seven months	Seven months
	ended	ended
	March 31, 2008	March 31, 2007
	(Unaudited)	(Unaudited)

NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$ 19,673	$ (180,616)
Items not affecting cash
Amortization of capital assets	54,867	52,609
Future income taxes	-	2,412

	74,540	(125,595)

Changes in non-cash operating working capital items
Accounts receivable	(297,747)	232,438
Inventory	86,370	(61,121)
Prepaid expenses and other assets	(8,976)	(8,846)
Accounts payable and accrued liabilities	103,665	81,330
Income taxes payable	(9,663)	(55,761)

	(51,811)	62,445

INVESTING
Purchase of capital assets	-	(254,286)

FINANCING
Proceeds from repayment of bank indebtedness	(47,480)	-
Proceeds of long-term debt	-	-
Repayment of long-term debt	(19,526)	233,516
(Repayments to) advances from related parties	408,864	(743,008)
Advances to parent company	-	-

	341,858	(509,492)

NET CASH INFLOW (OUTFLOW)	290,047	(701,333)

CASH, BEGINNING OF YEAR	193,695	895,028

CASH (BANK INDEBTEDNESS), END OF YEAR	$ 483,742	$ 193,695

See accompanying notes to the financial statements

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited financial statements for Hypernetics Limited (the “Company”) have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada for the preparation of interim financial statements. These financial statements do not include all of the information and notes required by Canadian GAAP for annual financial statements. These interim financial statements are based upon accounting principles consistent with those used in the annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended August 25, 2007.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2.	CHANGES IN ACCOUNTING POLICY

In July 2006, the Canadian Institute of Chartered Accountants (CICA) issued a revised section 1506, Account Changes. This new section establishes criteria for changes in accounting policies along with the accounting treatment and disclosures required for adoption of new accounting policies, estimates and corrections and errors. The Company adopted this standard for fiscal 2008.

Financial instruments

The Company adopted the (CICA) Handbook Section 1530; Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges, Section 3251,Equity, as of August 26, 2007. The adoption of these standards did not have a significant impact on these financial statements.

(a) Comprehensive income

The elements of comprehensive income are net earnings as per the Statement of Income (Loss), Comprehensive Income (Loss) and Retained Earnings there are no additional elements of Other Comprehensive Income.

(b) Financial assets and financial liabilities

Under the new standards, all financial assets and liabilities are initially recorded at fair value. Subsequent measurement is determined based on the classification of the financial

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

2.	CHANGES IN ACCOUNTING POLICY (Continued)

instrument including the treatment of gains or losses which are recognized in either net earnings or other comprehensive income. Under Section 3855, financial instruments are classified into one of five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities.

Held-for- trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash was classified as held for trading.

Held-to-maturity

Financial assets that have a fixed maturity date and which the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. No financial assets were classified as held-to maturity on August 26, 2007.

Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at fair value at inception, which due to their short-term nature, approximates carrying value. This classification is consistent with the classification under the prior accounting standards.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income. Gains and losses realized on disposal of available-for-sale securities are recognized in net income. No financial assets were classified as available-for-sale on August 26, 2007.

(c) Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Prior to the adoption of the new standards, embedded derivatives were not accounted for separately from the host instrument except in certain circumstances. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

2.	CHANGES IN ACCOUNTING POLICY (Continued)

instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value.

These embedded derivatives are measured at fair value with subsequent changes recognized in the Statement of Income (Loss), Comprehensive Income (Loss) and Retained Earnings as an element of general and administrative expenses. The Company will recognize embedded derivatives in its consolidated balance sheet, if applicable. There were no derivatives recorded in the financial statements for the period ended March 31, 2008.

(d) Hedge accounting

This optional standard allows entities to designate certain qualifying transactions as hedges for accounting purposes in order to recognize the gains, losses, revenues and expenses associated with the items in a hedging relationship in net income in the same period when they would otherwise be recognized in different periods. The Company would be required to formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments would be designated as either a ‘cash flow hedge,’ when the hedged item is a future cash flow, or a ‘fair value hedge,’ when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the Balance Sheet and the unrealized gains and losses from both items would be included in earnings. The Company does not use hedge accounting.

HYPERNETICS LIMITED

Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

3.	CAPITAL ASSETS

			2008
			Accumulated	Net Book
		Cost	Amortization	Value

	Land	$ 70,000	$ -	$ 70,000
	Buildings	411,870	88,684	323,186
	Furniture and equipment	1,433,020	1,128,316	304,704
	Computer hardware	146,249	128,112	18,137
	Computer software	37,562	31,300	6,262

		$ 2,098,701	$ 1,376,412	$ 722,289

			2007
			Accumulated	Net Book
		Cost	Amortization	Value

	Land	$ 70,000	$ -	$ 70,000
	Buildings	411,870	80,962	330,908
	Furniture and equipment	1,433,020	1,088,073	344,947
	Computer hardware	146,249	123,788	22,461
	Computer software	37,562	28,722	8,840

		$ 2,098,701	$ 1,321,545	$ 777,156

4. LINE OF CREDIT

The Company has a $450,000 operating line of credit available, secured by a general security agreement over all assets, assignment of all risk insurance on the assets of the Company, a guarantee by the parent company of up to $675,000 and a postponement of the amount due to a senior officer. The facility bears interest at the bank's prime rate plus 0.50% and is renewable on an annual basis.

HYPERNETICS LIMITED

Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

5. RELATED PARTY BALANCES Due to parent company

Advances from the parent company are due on demand, without interest, or fixed terms of repayment. The parent company has agreed not to require repayment in the next fiscal year. Accordingly, this amount has been classified as long-term.

Due from related parties
	2008	2007
	(Unaudited)	(Unaudited)

Tidal Quality Management Inc., a company under
common control	$ 1,096,404	$ 1,846,404
Targa Group Inc., a company under common control
	529,240	128,000
Triodetics Building Products Inc., a company under
common control	850	52,371
Spotton Corporation, a company under common
control	458,490	-

	$ 2,084,984	$ 2,026,775

Due to related parties

	2008	2007

Plaintree Systems Inc.	$ 2,091,867	$ 1,461,412
Senior officer	-	163,382

	$ 2,091,867	$ 1,624,794

Amounts due to and from related parties are due on demand, with no fixed terms of repayment. The net balance due to Plaintree Systems Inc. bears interest at 10% per annum. All other balances due to and from related parties are without interest. Plaintree Systems Inc. is related to the Company by virtue of a common shareholder and director. Plaintree Systems Inc. and the senior officer have agreed not to demand repayment of the amounts over the next fiscal year and, accordingly, these amounts have been classified as long-term.

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

6.	RELATED PARTY TRANSACTIONS

During the 7 months ended March 31, 2008, the Company provided management and administrative services to affiliated companies totalling $NIL (2007 – $24,500) and received $7,000 (2007- $7,000) of rental income from an affiliated company. Also during the 7 months ended March 31, 2008, related companies provided management and administrative services to the Company totalling $426,600 (2007 - $953,925). These transactions are in the normal course of operations and are measured and recorded at the exchange amount. In addition, during the 7 months ending March 31, 2008, the Company was repaid $750,000 against a loan outstanding to Tidal Quality Management Inc.(“Tidal”), a company under common control. During the 7 months ending March 31, 2007 the Company loaned a total of $1,296,126 to Tidal.

7.	SEGMENTED INFORMATION

The Company operates in one reportable segment. All of the Company's activities are considered to be carried on in the developing, marketing, manufacture and sale of defence and aerospace components. All capital assets are located in Canada.

The Company reports its revenue by geographic location based on the location of its customers as follows:

		2008	2007
		(Unaudited)	(Unaudited)

	Canada	$ 122,378	$ 237,107
	United States	2,650,066	2,624,031
	Other	16,352	15,420

		$ 2,788,796	$ 2,876,558

8.	NEW ACCOUNTING PRONOUNCMENTS

Section 1535 – Capital Disclosures has been issued by the CICA and applies to fiscal years beginning on or after October 1, 2007. This section requires disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Management is evaluating the impact this new standard will have on its financial statements.

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to

HYPERNETICS LIMITED Notes to the Financial Statements

for the 7 month periods ended March 31, 2008 and 2007 (Unaudited)

8.	NEW ACCOUNTING PRONOUNCMENTS (continued)

continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. Management does not expect these changes to have an impact on its financial statements.

The CICA has issued Section 3031, Inventories, which will replace Section 3030, Inventories. The new standard will provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable values. The new standard also provides guidance on the cost formulas that are issued to assign costs to inventories. The new standard applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2008. Management is evaluating the impact of this new standard on its financial statements.

9.	SUBSEQUENT EVENT

On April 1, 2008, the Company completed an amalgamation with Plaintree Systems Inc. (“Plaintree”) and 4439112 Canada Inc. (operating as “Triodetic”). Plaintree is related to the Company by virtue of a common shareholder and director and Triodetic is a company under common control.

Consolidated Financial Statements of

4439112 CANADA INC. (operating as TRIODETIC)

January 31, 2008 and 2007 (CDN GAAP, CDN Dollars)

Deloitte & Touche LLP 800 - 100 Queen Street Ottawa, ON K1P 5T8 Canada Tel: (613) 236–2442 Fax: (613) 236–2195 www.deloitte.ca

Auditors' Report

To the Shareholders and Directors of 4439112 CANADA INC. (Operating as Triodetic)

We have audited the consolidated balance sheets of 4439112 CANADA INC. (operating as Triodetic) as at January 31, 2008, and 2007 and the consolidated statements of loss, comprehensive loss and deficit and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We were appointed auditors of the Company after January 31, 2006 and as a result, we were not able to observe the counting of physical inventories at January 31, 2006. Since opening inventory enters into the determination of the results of operations and cash flows, we were unable to determine whether adjustments to cost of sales, income taxes, net loss, opening retained earnings and cash provided from operations might be necessary for the year ended January 31, 2007.

In our opinion, except for the effect of the adjustments, if any, which we might have determined to be necessary had we been able to examine inventory quantities as at January 31, 2006, as described in the preceding paragraph, the consolidated statements of loss, comprehensive loss and deficit, and of cash flows present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended January 31, 2007 in accordance with Canadian generally accepted accounting principles. Further, in our opinion, the consolidated balance sheets as at January 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit, and of cash flows represent fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of operations and cash flows of the Company for the year ended January 31, 2008 in accordance with Canadian generally accepted accounting principles.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

PAGE
Consolidated Statements of Loss, Comprehensive Loss and Deficit	1
Consolidated Balance Sheets	2
Consolidated Statements of Cash Flows	3
Notes to the Consolidated Financial Statements	4 - 14

4439112 CANADA INC. (operating as TRIODETIC)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the Years ended January 31, 2008 and 2007
(in Canadian dollars)
	2008	2007
SALES	$ 7,556,140	$ 5,017,771
COST OF SALES	5,304,734	3,585,630
GROSS PROFIT	2,251,406	1,432,141
EXPENSES
Administrative and general	1,689,038	756,190
Engineering	563,450	389,920
Sales and marketing	453,653	234,612
Interest expense and bank charges	200,903	164,777
	2,907,045	1,545,499
Gain on Disposal of Capital asset	(72,352)	-
Loss before income taxes	(583,286)	(113,358)
Future income tax expense	85,211	-
NET LOSS AND COMPREHENSIVE LOSS	(668,497)	(113,358)
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	(79,883)	33,475
DEFICIT, END OF YEAR	$ (748,380)	$ (79,883)

1

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Balance Sheets

as at January 31, 2008 and 2007 (in Canadian dollars)
	2008	2007
ASSETS
CURRENT ASSETS
Cash	$ 1,480,472	$ -
Accounts receivable	1,312,875	1,229,330
Unbilled revenue	176,564	396,289
Investment tax credits	-	74,391
Inventory	451,627	194,523
Prepaid expenses and other assets	75,476	21,475
	3,497,014	1,916,008
CAPITAL ASSETS (Note 3)	1,784,452	885,642
	$ 5,281,466	$ 2,801,650

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES
Bank indebtedness (Note 4)	$ -	$ 310,481
Accounts payable and accrued liabilites	1,222,813	781,325
Deferred revenue	1,512,672	-
Due to related parties (Note 6)	2,430,959	1,423,791
Future income taxes (Note 10)	87,611	-
Current portion of long-term debt (Note 5)	775,691	360,015

	6,029,746	2,875,612
LONG TERM DEBT (Note 5)	-	5,821

	6,029,746	2,881,433

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 7)	100	100
Deficit	(748,380)	(79,883)
	(748,280)	(79,783)

	$ 5,281,466	$ 2,801,650

Approved by Directors

2

4439112 CANADA INC. (operating as TRIODETIC)
Consolidated Statements of Cash Flow
For the Years ended January 31, 2008 and 2007
(in Canadian dollars)
	2008	2007

OPERATING
Net loss	$ (668,497)	$ (113,358)
Items not affecting cash:
Amortization of capital assets	60,449	48,385
Future income taxes	87,611	-
Gain on disposal of capital assets	(72,352)	-
	(592,789)	(64,973)
Changes in non-cash operating working capital items
Accounts receivable	(83,545)	(358,748)
Unbilled revenue	219,725	(68,361)
Inventory	(257,104)	163,776
Investment tax credits	74,391	198,872
Prepaid expenses	(54,001)	(15,297)
Accounts payable and accrued liabilities	441,488	68,021
Deferred revenue	1,512,672	-
	1,260,837	(76,710)

INVESTING
Purchases of capital assets	(1,739,893)	(17,997)
Proceeds from disposal of capital assets	852,986	-
	(886,907)	(17,997)
FINANCING
Increase in due to related parties	1,007,168	433,068
Repayment of long-term debt	(365,836)	(249,961)
Proceeds from issuance of long-term debt	775,691	-
Net decrease in bank indebtedness	(310,481)	(88,400)
	1,106,542	94,707

NET CASH INFLOW AND CASH END OF YEAR	$ 1,480,472	$ -

Supplementary information:
Interest Paid	$ 100,903	$ 82,782
Income taxes recovered	$ -	$ (198,872)

3

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

1.	DESCRIPTION OF BUSINESS

4439112 Canada Inc. operating as Triodetic, (the "Company"), is incorporated under the Canada Business Corporations Act. The Company designs, manufactures and builds architectural structures.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the significant accounting policies:

Consolidation and basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Triodetic Holdings Inc., Triodetic Building Products Ltd., Triodetic Structure Limited and Triodetic Space Frames, a US company.

Revenue recognition

Revenue on fixed-price contracts is recognized based on the estimated percentage of completion of services rendered that reflects the extent of work accomplished. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Progress billings are recorded as deferred revenue to the extent that the billings exceed revenue recognized to date. Unbilled revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory consists of raw materials and is valued at the lower of cost and net realizable value, cost being determined using the average cost method.

Capital assets

Capital assets are recorded at cost. Amortization is provided for on a diminishing- balance basis to amortize the costs of the assets over their estimated useful life at the following rates:

Building and leasehold improvements	4%
Factory equipment	30%
Computer equipment	30 - 55%
Office equipment and furniture	20%
Vehicles	30%
Paving	30%
Software	100%

Capital assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. No impairment loss has been recorded in 2008 or 2007.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at year-end exchange rates. Non-monetary assets and liabilities are translated at rates prevailing at the time the assets were acquired or the liabilities incurred. Foreign currency transactions are translated into Canadian dollars at the average rates for the respective period. Exchange gains and losses arising on translation are included in net earnings. Included in administrative and general expenses is approximately $45,490 of foreign exchange gain (2007 - loss of $20,000).

The accounts of the Company's US wholly owned subsidiary, which is considered to be an integrated foreign operation, has been translated into Canadian dollars using the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange at year-end.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment tax credits

Investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. The benefits are recognized when the Company has complied with the terms and conditions of the approved grant program or applicable tax legislation.

Research and development expenditures

Current research costs are expensed as incurred. Expenditures for research and development equipment, net of related investment tax credits, are capitalized. Development costs are deferred and amortized when the criteria for deferral under Canadian generally accepted accounting principles are met, or otherwise, are expensed as incurred. To date, no such costs have been capitalized.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted income tax rates for the years in which the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates included in these financial statements relate to revenue recognition, allowance for doubtful accounts and income taxes. Actual results could differ from these estimates.

Change in accounting policies

In July 2006, the Canadian Institute of Chartered Accountants (CICA) issued a revised section 1506, Account Changes. This new section establishes criteria for changes in accounting policies along with the accounting treatment and disclosures required for adoption of new accounting policies, estimates and corrections and errors. The Company adopted this standard for fiscal 2008.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

The Company adopted the (CICA) Handbook Section 1530; Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges, Section 3251,Equity, as of February 1, 2007. The adoption of these standards did not have a significant impact on these financial statements.

(a) Comprehensive income

The elements of comprehensive income (loss) are equal to net earnings (loss) as per the Consolidated Statement of Loss and Comprehensive Loss there are no additional elements of Other Comprehensive Income (loss).

(b) Financial assets and financial liabilities

Under the new standards, all financial assets and liabilities are initially recorded at fair value. Subsequent measurement is determined based on the classification of the financial instrument including the treatment of gains or losses which are recognized in either net earnings or other comprehensive income. Under Section 3855, financial instruments are classified into one of five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities.

Held-for- trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and bank indebtedness were classified as held for trading.

Held-to-maturity

Financial assets that have a fixed maturity date and which the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. No financial assets were classified as held-to maturity on February 1, 2007.

Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at fair value at inception, and are accounted for at amortized cost. The fair value of these instruments approximate their carrying value due to their short-term nature. This classification is consistent with the classification under the prior accounting standards.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income. Gains and losses realized on disposal of available-forsale securities are recognized in net income. No financial assets were classified as available-forsale on February 1, 2007.

(c) Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Prior to the adoption of the new standards, embedded derivatives were not accounted for separately from the host instrument except in certain circumstances. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the Consolidated Statement of Loss and Comprehensive Loss as an element of general and administrative expenses. The Company will recognize embedded derivatives in its consolidated balance sheet, if applicable. There were no derivatives recorded in the financial statements for the year ended January 31, 2008.

(d) Hedge accounting

This optional standard allows entities to designate certain qualifying transactions as hedges for accounting purposes in order to recognize the gains, losses, revenues and expenses associated with the items in a hedging relationship in net income in the same period when they would otherwise be recognized in different periods. The Company would be required to formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments would be designated as either a ‘cash flow hedge,’ when the hedged item is a future cash flow, or a ‘fair value hedge,’ when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the Consolidated Balance Sheet and the unrealized gains and losses from both items would be included in earnings. The Company does not use hedge accounting.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

3.	CAPITAL ASSETS

			2008
			Accumulated	Net Book
		Cost	Amortization	Value

	Land	$ 110,872	$ -	$ 110,872
	Building and leasehold Improvements	1,003,469	8,035	995,434
	Factory equipment	1,149,143	535,071	614,072
	Computer equipment	119,961	103,568	16,393
	Office equipment and furniture	98,858	56,523	42,335
	Vehicles	46,784	43,253	3,531
	Software	37,089	35,274	1,815

		$ 2,566,176	$ 781,724	$ 1,784,452

			2007
			Accumulated	Net Book
		Cost	Amortization	Value

	Land	$ 13,757	$ -	$ 13,757
	Building and leasehold Improvements	924,253	158,282	765,791
	Factory equipment	561,777	501,000	60,777
	Computer equipment	118,936	96,070	22,866
	Office equipment and furniture	63,858	52,051	11,807
	Vehicles	46,784	41,965	4,819
	Paving	12,000	6,355	5,645
	Software	34,929	34,929	-

		$ 1,776,294	$ 890,652	$ 885,642

4.	BANK INDEBTEDNESS

The Company has a $550,000 line of credit available, secured by a general security agreement over all assets and an assignment of all risk insurance on the assets of the Company. The facility bears interest at the bank's prime rate plus 1% per annum and is renewable on an annual basis. As at January 31, 2008, approximately $nil (2007 -$310,481) has been drawn against the credit.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

5. LONG-TERM DEBT

Bank loan bearing an interest rate of prime plus 1.00% per annum, payable in monthly principal plus interest installments of $4,221, maturing May 2027.

Bank loan bearing interest at the prime rate plus 1.25% per annum, accruing interest until May 2008 and due in monthly principal payments of $4,080 from May 2008 through April 2013.

Bank loan bearing interest at prime rate plus 1% per annum, payable in monthly instalments of $4,650, with balance repaid in December 2007.

Promissory notes bearing an interest rate of 6% per annum, payable in monthly instalments of $5,820.91, re-paid February 2007

Less current portion of Long-term debt

2008	2007
$ 530,869	$ -
244,822	-
-	360,015
-	5,821
$ 775,691	$ 365,836
(775,691)	(360,015)
$ -	$ 5,821

The Company's credit facilities, including the bank loan and credit line (see Note 4), contain certain covenants with respect to maintenance of certain financial ratios. As at January 31, 2007 and 2008, the Company was not in compliance with certain covenants. As a result the outstanding bank loan balance has been classified as current.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

5. LONG-TERM DEBT (Continued)

Principal payments required in each of the next five years are as follows:

	2009	$ 55,044
	2010	69,156
	2011	70,412
	2012	71,747
	2013	74,669

6.	RELATED PARTIES

			2008	2007

	Hypernetics Limited, a company under
	common control		$ 52,027	$ 73,693
	Plaintree Systems Inc.		964,092	120,098
	Senior officer		434,840	150,000
	Tidal Quality Management Corporation		980,000	1,080,000

			$ 2,430,959	$ 1,423,791

Amounts due to related parties are due on demand, with no fixed terms of repayment. The balance due to senior officer bears interest at 5% per annum. The balance due to Plaintree Systems Inc. and Tidal Quality Management Corporation bear interest at 10%. All other balances due to related parties are without interest. Plaintree Systems Inc. is related by virtue of a common shareholder and director. Tidal Quality Management Corporation is a wholly owned subsidiary of a company controlled by the shareholders of the Company.

7.	SHARE CAPITAL
	Authorized
	Unlimited number of voting common shares
		2008	2007
	Issued
	100 common shares	$ 100	$ 100

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

8.	RELATED PARTY TRANSACTIONS

During the year, the Company provided management and administrative services to a related company totalling $nil (2007 - $232,000). Also during the year, a related company, Plaintree Systems Inc. provided management and administrative and engineering services to the Company totalling $803,825 (2007 - $99,500). These transactions were made in the normal course of business and have been recorded at the exchange amounts.

9.	INCOME TAXES

Loss before income taxes	($ 583,286)
Combined federal and provincial tax rate	33.5%
Estimated recovery	($ 195,401)
Effect of small business rate	$ 99,159
Temporary differences not recognized	$ 181,453
Tax expense	$ 85,211

10. FINANCIAL INSTRUMENTS Currency risk

The Company earns certain revenue and incurs certain expenses denominated in foreign currencies and therefore is subject to foreign currency risk.

Interest rate risk

The Company is financed by long-term debt and amounts due to related parties. Interest rate risk is the risk to the Company’s earnings that would result from fluctuations in interest rates. The Company does not use derivative financial instruments to reduce its exposure to interest rate risk.

Credit risk

The Company provides credit to its customers in the normal course of operations. It carries out, on a continuing basis, credit checks and assessments on its customers and

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

10.	FINANCIAL INSTRUMENTS (continued)

maintains provisions for contingent credit losses. As at January 31, 2008, four (2007 - five) customers accounted for 32%, 20%, 14% and 12%, respectively (2007 - 19%, 16%, 15%, 15% and 10%, respectively) of accounts receivables.

Fair value

The fair values of current financial instruments are approximately equal to their carrying values due to their short-term maturity. The fair value of the amounts due to related parties has not been determined since there are no specified terms of repayment. The fair value of long-term debt approximates its carrying value as the stated interest rate approximates market rates.

11.	SEGMENTED INFORMATION

The Company operates in one reportable segment. All of the Company's activities are considered to be carried on in the design, manufacture and building of architectural structures. All capital assets are located in Canada.

The Company reports its revenue by geographic location based on the location of its customers as follows:

	2008	2007

Canada	$ 4,385,741	$ 3,094,379
United States	2,323,227	1,642,123
Other	847,172	281,269

	$ 7,556,140	$ 5,017,771

12. NEW ACCOUNTING PRONOUNCEMENTS

Section 1535 – Capital Disclosures has been issued by the CICA and applies to fiscal years beginning on or after October 1, 2007. This section requires disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Management is evaluating the impact this new standard will have on its financial statements.

4439112 CANADA INC. (operating as TRIODETIC)

Consolidated Financial Statements

For the years ended January 31, 2008 and 2007

12. NEW ACCOUNTING PRONOUNCEMENTS (continued)

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. Management does not expect these changes to have an impact on its financial statements.

The CICA has issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Intangible Assets. The new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is evaluating the impact this new standard will have on its financial statements.

The CICA has issued Section 3031, Inventories, which will replace Section 3030, Inventories. The new standard will provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable values. The new standard also provides guidance on the cost formulas that are issued to assign costs to inventories. The new standard applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2008. Management is evaluating the impact of this new standard on its financial statements.

13. SUBSEQUENT EVENT

On April 1, 2008, the Company completed an amalgamation with Plaintree Systems Inc. ("Plaintree") and Hypernetics Limited ("Hypernetics"). Plaintree is related to the Company by virtue of a common shareholder and director and Hypernetics is a company under common control.

PRO FORMA FINANCIAL STATEMENTS

UNAUDITED PROFORMA COMBINED CONDENSED BALANCE SHEET
AS AT MARCH 31, 2008

	Plaintree	Hypernetics	4439112
	Systems Inc.	Inc.	Canada Inc.			Proforma
	As at	As at	As at	ADJUSTMENTS		Plaintree
ASSETS	March 31, 2008	March 31, 2008	January 31, 2008			Systems Inc.
Current assets
Cash and cash equivalents	$ 41,949	$ 290,047	$ 1,480,472	$ (343,329)	(2a),(2b),(2 $	1,469,139
Trade and other receivables	10,901	961,168	1,312,875			2,284,944
Unbilled revenue	-	-	176,564			176,564
Due from related parties	5,103,993	-		(5,103,993)	(2a)	(0)
Prepaid expenses	18,173	58,245	75,476			151,894
Inventory	133,140	1,286,811	451,627			1,871,578
	5,308,156	2,596,271	3,497,014			5,954,119
Capital assets	97,179	722,289	1,784,452			2,603,920
Due from related parties	-	2,084,984	-	(1,625,643)	(2a),(2b),(2	459,341

	$ 5,405,335	$ 5,403,544	$ 5,281,466			$ 9,017,380

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
Due to related parties - demand loan	-	-	-	1,800,000	(2a)	$ 1,800,000.00
Due to related parties - line of credit	-	-	-	1,000,000	(2a),(2c)	1,000,000
Due to related parties - convertible debentures	1,749,145	-	-	(1,340,240)	(2b)	408,905
Due to related parties - other	4,508,183	-	2,430,959	(4,253,569)	(2a),(2b)	2,685,573
Accounts payable and accrued liabilities	495,433	399,662	1,222,813	-		2,117,908
Income taxes payable		5,000	87,611	-		92,611
Deferred revenue	-	-	1,512,672	-		1,512,672
Current portion of long-term debt	-	35,128	775,691			810,819
	6,752,761	439,790	6,029,746			10,428,488
Due to related parties	-	2,091,867	-	(2,091,867)	(2a)	-
Due to parent company	-	675,319	-	(675,319)	(2a)	-
Long-term debt	-	198,465	-			198,465
Future income taxes	-	26,295	-			26,295
	6,752,761	3,431,736	6,029,746			10,653,248

Shareholders equity
Preferred shares	-	-				1
Common shares	97,561,140	25,501	100	(25,601)	(2c)	97,561,140
Additional paid in capital	788,259	-		(788,259)	(2c)	-
Equity component of convertible debentures	943,061					943,061
(Accumulated deficit) / Retained earnings	(100,192,811)	1,946,307	(748,380)	(698,111)	(2a),(2b),(2	(99,692,995)
Accumulated comprehensive (deficit) income	(447,075)	-	-			(447,075)
	(1,347,426)	1,971,808	(748,280)			(1,635,868)

	$ 5,405,335	$ 5,403,544	$ 5,281,466			$ 9,017,380

PRO FORMA FINANCIAL STATEMENTS

PRO FORMA FINANCIAL STATEMENTS

	Plaintree	Hypernetics	4439112	ADJUSTMENTS
	Systems Inc.	Inc.	Canada Inc.			Proforma
	Year ended	12 Month Period Ended	Year ended			Plaintree
	March 31, 2008	March 31, 2008	January 31, 2008			Systems Inc.

Revenue
Management services revenue - related party	$ 999,350	$ -	$ -	$ (999,350)	(2a)	$ -
Product and service revenue	290,351	4,484,108	7,556,140			12,330,599
	1,289,701	4,484,108	7,556,140			12,330,599
Cost of Sales
Cost of management services	285,367		-	(285,367)	(2a)	-
Cost of product and services revenue	113,463	2,108,564	5,304,734			7,526,761
Writedown of inventories	3,812		-			3,812
	402,642	2,108,564	5,304,734			7,530,573

Gross Margin	887,059	2,375,544	2,251,406			4,800,026
Expenses
Sales and marketing	393,835	108,226	453,653	184,537	(2a)	1,140,251
Finance and administration	556,241	1,118,260	1,689,038	(674,355)	(2a)	2,689,184
Research and development	262,614	716,620	563,450	(455,240)	(2a)	1,087,444
Interest expense	92,837	25,469	200,903	150,064	(2a),(2b)	469,273
Accretion of debt discount	7,384	-	-	(2,400)	(2b)	4,984
	1,312,911	1,968,575	2,907,044			5,391,136
Income/(Loss) before the undernoted	(425,852)	406,969	(655,638)			(591,110)

Other income (expenses)
Partnership income	308,415	-	-			308,415
Bank loan interest on partnership loan	(8,415)	-	-			(8,415)
Other income (expense)	196,305	(56,348)	72,352			212,309

Income (loss) before income taxes	70,453	350,621	(583,286)			(78,801)
Income tax expense	-	(13,389)	(85,211)			-

Net Income (Loss) for the period	$ 70,453	$ 337,232	$ (668,497)	182,011		$ (78,801)

Net Loss attributable to common shareholders	$ 70,453	$ 337,232	$ (668,497)	(1,283,989)	(2d)	$ (1,544,801)

Weighted average number of basic
common shares outstanding	90,221,634			(77,699,471)	(2c),(2e)	12,522,163

Weighted average number of diluted
common shares outstanding	108,918,408			(94,526,567)	(2c),(2e)	14,391,841

Basic and diluted income (loss) per common share	$ 0.00					$ (0.12)

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

1)	On April 1, 2008, Plaintree completed its acquisition of all of the issued and outstanding share capital of Hypernetics Limited (“Hypernetics”) and 4439112 Canada Inc., which through a wholly-owned subsidiary owns all of the share capital of Triodetic Building Products Inc. and other subsidiaries (the “Triodetic Group of Companies”). Immediately following the completion of the Acquisition, Plaintree also amalgamated the businesses of each of Hypernetics and the Triodetic Group of Companies into Plaintree and going forward those businesses will be operated by Plaintree as separate divisions of the Company.

Under the agreement, Plaintree issued 9,000 Class A Preferred Shares to acquire all of the outstanding shares of Hypernetics and paid $1,500,000 in cash, 35,000,000 common shares and 9,325 Class A Preferred Shares for all of the outstanding shares of 4439112 Canada Inc. The Class A Preferred Shares are non-voting, have a stated or redemption value of $1,000 per share, are entitled to cumulative dividends of 8% per year, are redeemable at any time at the option of Plaintree and have liquidation preference of the redemption value plus cumulative dividends to common shares.

In addition, a demand loan of up to $1.8 million and a revolving line of credit up to $1 million has been established between Targa Group Inc. and the Company. Targa Group Inc. is a company controlled by David and Nora Watson and is Plaintree’s largest shareholder. All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate as determined by Targa Group Inc.’s banker. The Credit Facility is secured by a security interest granted over the assets of Plaintree.

The financial data is presented giving effect to the transaction as between parties under common control as if the transaction occurred April 1, 2007 for the unaudited pro forma statement of operations for the year ended March 31, 2008 and as if the transaction occurred March 31, 2008 for the unaudited pro forma balance sheet.

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

These unaudited pro forma combined financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies used to prepare these statements are consistent with those of Plaintree for the year ended March 31, 2008. The unaudited pro forma combined statement of operations for the year ended March 31, 2008 was prepared using the following information:

a)	Plaintree Systems Inc. Statement of Operations for the year ended March 31, 2008.

b)	Hypernetics Inc. Unaudited Statement of Earnings for the 12 months ended ended March 31, 2008, compiled by adding the unaudited statement of earnings for the 7 month period ended March 31, 2008 to the audited Statement of Earnings for the year ended August 25, 2007 and subtraction of the unaudited 5 month period ended March 31, 2007.

c)	Triodetic Holdings Inc. Statement of Loss for the year ended January 31, 2008

d)	Plaintree Systems Inc. Balance Sheet as at March 31, 2008.

e)	Hypernetics Inc. Unaudited Balance Sheet as at March 31, 2008.

f)	Triodetic Holdings Inc. Balance Sheet as at January 31, 2008

The unaudited pro forma combined financial statements should be read in conjunction with the audited financial statements and related notes of Plaintree Systems Inc., Hypernetics Inc. and Triodetic Holdings Inc. included elsewhere in this Business Acquisition Report. These unaudited pro forma combined financial statements are not necessarily indicative of the results that would have resulted had the transaction been effected on April 1, 2007 or of the results that may be obtained in the future.

2)	Pro forma assumptions

	a)	Related party transactions are as follows:

		I.	management fees and related interest charged by Plaintree Systems Inc. to Hypernetics Inc. and Triodetic Holdings Inc. are eliminated upon combination.

		II.	Related party management fees and related interest charged by Triodetic Holdings Inc. to Hypernetics Inc. are eliminated upon combination.

		III.	Related party loans and interest that occurred between Plaintree Systems Inc., Hypernetics Inc. and Triodetic Holdings Inc. are eliminated upon combination.

		IV.	A related party loan is provided of $1,800,000 provided by Targa Group bearing interest at prime plus 2%. Prime plus 2% is assumed to be 7%.

		V.	A related party line of credit for up to $1 million is provided which will accrue interest at prime plus 2% for amounts drawn.

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

The net increase in pro forma net income primarily results from management fees that occurred between Plaintree and Triodetic for February and March 2007 relating to their non-coterminous period ends for the year ended March 31, 2008.

b)	Convertible debentures that were issued by Plaintree Systems Inc. to Targa Group Inc. are repaid up to the original principal face value of the debentures of $1,301,240.

Interest accumulated on these debentures remains outstanding as a demand loan. Additional convertible debentures issued by Plaintree Systems Inc. to Hypernetics Inc. with an original face value of $36,000 are eliminated including any accumulated intercompany interest.

c)	Plaintree Systems Inc. issues 9,000 Class A Preferred Shares to acquire all of the outstanding shares of Hypernetics Inc. Plaintree Systems Inc. pays $1,500,000 in cash and issues 35,000,000 common shares and 9,325 Class A Preferred Shares for all of the outstanding shares of 4439112 Canada Inc. An additional $1,000,000 is paid to Targa Inc. to satisfy the $1,000,000 demand loan from 4439112 Canada Inc.

The Class A Preferred Shares are non-voting, have a redemption value of $1,000 per share, are entitled to cumulative dividends of 8% per year, are redeemable at any time at the option of Plaintree Systems Inc. and have liquidation preference of the redemption value plus cumulative dividends to common shares. The merger is treated as a transaction between parties under common control and is accounted for under the continuity of interest method. Under this method, the various assets and liabilities are accounted for at the carrying value in the combining companies’ records. The excess of cash consideration issued under the transaction over the carrying value of Hypernetics Inc. and Triodetic Holdings Inc. shareholders' equity is reduced against additional paid in capital.

d)	Net income (loss) per share common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding.

Net loss attributable to common shareholders represents net income (loss) reduced by the amount of 8% preferred share dividends accumulated in the period.

e)	A 10:1 share consolidation of common shares will be completed as part of the transaction and has been reflected as such in the pro-forma financial statements.

f)	Income tax expense for individual combining companies is eliminated through the application of tax losses available to the pro forma combined company.