Form 20-F
period 2009-03-31
PLAINTREE SYSTEMS INC
filed 2009-11-16
CIK 943946

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

[Mark One]

[ ]  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2009

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

12,522,143 Common Shares, without par value and 18,325 Class A Preferred Shares, without par value

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

Yes __X___  No____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.

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

35

SIGNATURES

35

Caution Regarding Forward Looking Information

This Form 20-F (“20-F”) of Plaintree Systems Inc. (the “Company” or “Plaintree”) contains certain statements that to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the free space optics (“FSO”) industry; technological change; currency value fluctuation and  general economic conditions worldwide; Plaintree’s success in developing and introducing new products and services, expanding existing distribution channels and developing new distribution channels.  On April 1, 2008, Plaintree completed the acquisition (the “Acquisition”) of Hypernetics Limited (“Hypernetics”) and 4439112 Canada Inc., which through a wholly-owned subsidiary owned all of the share capital of Triodetic Building Products Inc. and other subsidiaries (the “Triodetic Group of Companies”) and immediately following the Acquisition Plaintree amalgamated (the “Amalgamation”) the businesses of each of Hypernetics and the Triodetic Group of Companies into Plaintree resulting in certain additional risk factors, including but not limited to business integration risk factors.  This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise except as required by law. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described elsewhere in this 20-F and in the other documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  All dollar amounts referred to herein, unless otherwise stated, are in Canadian dollars.

Reference to Company

The Acquisition was treated by Plaintree as a transaction between parties under common control and is accounted for under the continuity of interest method. Under the continuity of interest method, the 2009, 2008 and 2007 results are presented as if Plaintree, Hypernetics and Triodetic Group of Companies were combined companies at the commencement of fiscal 2007.  The financial results for fiscal 2006 and fiscal 2005 are presented for Plaintree only (pre-amalgamation). In this 20-F, references to “Company” for the period up to and including March 31, 2009 refer to Plaintree Systems Inc. post Amalgamation unless otherwise noted.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:  KEY INFORMATION

A.

Selected Financial Data

The selected consolidated financial data include the accounts of Plaintree, Hypernetics and Triodetic Group of Companies and its wholly-owned subsidiaries presented in Canadian dollars for the fiscal years ended 2009, 2008 and 2007, and only the accounts of Plaintree for the fiscal years ended 2006 and 2005.  All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to the audited consolidated financial statements and notes thereto included in Item 17 of this 20-F.  The Company’s consolidated financial statements are presented in accordance with accounting principles in Canada, which also conform in all material respects with principles generally accepted in the United States, except as disclosed in Note 16 to the audited consolidated financial statements.

Summary of Financial Information

	Year ended March 31,
	2005 (note 2)	2006 (note 2)	2007 (note 1)	2008 (note 1)	2009 (note 1)
Net sales	$345,395	$1,691,334	$9,865,310	$13,848,507	$21,399,740
Income (Loss) from operations	$(2,199,996)	$(585,066)	$39,617	$254,754	$4,745,513
Net Income/Loss	$(1,977,305)	$(330,011)	$280,183	$721,835	$4,844,499
Net assets (net book value)	$(2,217,221)	$(2,389,875)	$(92,676)	$269,205	$3,453,936
Total assets	$11,283,912	$7,542,773	$9,178,175	$11,416,187	$11,371,574
Capital stock (excluding long term debt and redeemable preferred stock)	$97,561,140	$97,561,140	$97,561,140	$97,586,741	$97,586,741
Number of common shares outstanding	90,221,634	90,221,634	12,522,143	12,522,143	12,522,143
Long term debt and capital leases	-	-	$5,839,058	$113,906	$5,631,714
Dividends per share	-	-	-	-	$10.914052 (per Class A share)
Net Income/Loss per share	$(0.02)	$(0.00)	$0.02	$0.06	$0.27
Net loss per share on a fully diluted basis	$(0.02)	$(0.00)	$0.02	$0.06	$0.26

Note 1:

The selected consolidated financial data includes the combined accounts of Plaintree, Hypernetics and Triodetic Group of Companies and its wholly-owned subsidiaries in Canadian Dollars.

Note 2:

The selected consolidated financial data includes only the accounts of Plaintree (pre amalgamation).

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

Limited Operating History. The Company has a limited operating history as a combined company with one year history of earnings. Prior to the Amalgamation, the Plaintree had limited success generating sufficient operating revenues to finance its day-to-day operations.

Limited Financial Resources. The Company has and likely will continue to have limited financial resources and has and continues to rely on related party financing. Additional financing may be required which, if available, may not be available on favourable terms or could serve to dilute existing equity. Lack of any necessary additional financing could impair the Company’s future growth. Failure of the Company to obtain additional future financing could cause the Company to forfeit its interest in its products and reduce or terminate its operations. While the related parties have agreed not to demand the line of credit or the demand loan through at least December 2010, there is no assurance that they will delay beyond that.

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

Environmental Risks and Other Regulatory Requirements. The current or future operations of the Company, including development activities and commencement of production will likely require permits from various federal and local authorities in such operations and will be governed by laws and regulations governing development, production, taxes, labour standards, occupational health, and waste disposal, handling toxic substances, land use, environmental protection and other matters. There can be no assurance that all permits which the Company may require will be obtainable on reasonable terms or those laws and regulations would not have an adverse affect.

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

Fluctuations in the value of foreign currencies could result in currency exchange losses.  A portion of the Company’s revenues and expenses will be denominated in United States dollars. Therefore, fluctuations in the Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. In addition, such fluctuations affect the translation of the Company’s results for purposes of its consolidated financial statements. The Company’s currency hedging activities (if any) may not be successful.

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

Competition and Market Factors

The Company’s Specialty Structures Division faces a number of competitors around the world for its construction business.  In the event that one of these competitors located in an area of the world with low labour and environmental costs becomes aggressive in worldwide marketing and pricing, this could have a detrimental effect on the sales of this division. Additionally, a large portion of this division’s sales are currently mining and commercial construction. Continued declines in these markets will detrimentally affect sales.

The Company’s Electronics Division experiences competition for its products in the aviation and optical wireless communication markets. Its sales closely mirror the fluctuations of these markets and the continuing struggles the commercial carriers are suffering may have a detrimental effect on this division's sales.

Liability

The Specialty Structures Division is a design authority for its buildings and structures. The failure or other complication of one of these products could result in a legal action that could have a detrimental effect on the Company.

The Electronics Division may occasionally be a design authority for its avionics products which may be used on commercial aircraft. The failure or other complication of one of these products, whether or not the Company is the design authority, could result in a legal action that could have a detrimental effect on the Company.

ITEM 4:  INFORMATION ON THE COMPANY

A.

History and Development of the Company

Plaintree is the continuing company resulting from the amalgamation under the Canada Business Corporations Act pursuant to articles of amalgamation dated April 1, 2008 of Plaintree Systems Inc., Hypernetics Limited and 4439112 Canada Inc., continuing under the name Plaintree Systems Inc.  The Company’s articles of amalgamation were amended on April 1, 2008 to create an unlimited number of class A preferred shares, to delete all of the existing preferred shares issuable in series and to consolidate all of the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every ten pre-consolidation common shares.  The Company’s head office is located at 90 Decosta Street, Arnprior, Ontario, Canada K7S 0B5, telephone number (613) 623-3434.

As of the date of this 20-F, the Company has three wholly-owned subsidiaries: (i) Triodetic Inc., a corporation incorporated under the laws of the State of Delaware in February, 1985; (ii) Powered By Sun Inc., a corporation incorporated under the laws of the State of Delaware in September, 2009; and (iii) Plaintree Systems Corporation, an

inactive corporation incorporated under the laws of the State of Delaware in June 1993, a wholly-owned subsidiary, Other than these three subsidiaries, the Company does not hold an equity interest in any other corporation.

Following the completion of the Acquisition and the Amalgamation in April 2008, the Company has been operating the former business of Plaintree, Hypernetics and the Triodetic Group of Companies as separate operating divisions: (i) the Electronics Division (“Electronics Division”) comprising the development of optical wireless communications equipment for local area, wide area, voice, internet and security networks (former Plaintree business) and manufacturing avionic components (former Hypernetics business); and (iii) Specialty Structures Division (“Specialty Structures Division”) comprising the designing, building and manufacturing of steel and aluminum specialty structures.

On April 1, 2008 in consideration for the $9,000,000 in Canadian funds purchase price for the Hypernetics shares, the Company issued 9,000 class A preferred shares to Targa Electronics Systems Inc., the sole shareholder of Hypernetics.  Also on April 1, 2008, in consideration for the $11,000,000 in Canadian funds purchase price for the 4439112 Canada Inc. shares, the Company (i) paid the amount of $750,000 in Canadian funds to William David Watson II and issued to William David Watson II 1,925,000 post-consolidation common shares of the Company and 5,203.75 class A preferred shares of the Company; and (ii) paid the amount of $750,000 in Canadian funds to Nora Watson and issued to Nora Watson 1,575,000 post-consolidation common shares of the Company and 4,121.25 class A preferred shares of the Company.  The shareholders of the Company approved the Acquisition at Plaintree’s annual and special meeting of shareholders on March 18, 2008.  Targa Electronics Systems Inc. is a wholly-owned subsidiary of Targa Group Inc., a company controlled by William David Watson II and Nora Watson through ownership of a majority of the shares of Targa Group Inc.  4439112 Canada Inc. was owned and controlled by William David Watson II and Nora Watson.  William David Watson II is the President and Chief Executive Officer of the Company and a director of the Company.  William David Watson II and Nora Watson, directly and through their control of Targa Group Inc. own 48.1% of the issued and outstanding Common Shares of Plaintree (38.1% on a fully-diluted basis).  As a result of these relationships, the Acquisition was considered to be a “related party transaction” under securities laws applicable to the Company.

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

Revenue by geographic location

	2009	2008	2007
Management Services Revenue
Canada	$152,470	$ -	$ 153,000

Product Revenue
Canada	$9,899,882	$5,236,730	$ 3,310,674
United States	9,343,960	7,846,547	6,031,112
Europe	174,285	76,700	37,804
Other	1,829,143	688,530	332,721
	$21,247,270	$13,848,507	$9,712,310

Total Revenue	$21,399,740	$13,848,507	$9,865,310

Overview

The Company has tow primary operating business divisions: Electronics Division and Specialty Structure Division.

Electronics Division

The Company’s Electronics Division has two main product lines, aerospace and optical wireless transmission links.

Aerospace

As a manufacturer and distributor of aerospace components for various applications including aircraft antiskid braking; aircraft avionics; solenoids; and permanent magnet alternators, the Company is certified to AS9100B, the highest international quality standard in the aerospace sector.

Optical Wireless

The Company designs, develops, manufactures, markets and supports infrared optical wireless transmission links. The Company’s WAVEBRIDGE links send information (voice, video and data) on a beam of infrared light. These links act as a replacement for cable or fiber, thus avoiding the delay and expense of the planning and installation of wireline connections.  Simplicity of installation of the WAVEBRIDGE links ensures they can be up and running in a matter of hours thus avoiding costly network downtime.  These links are also an alternative to microwave or radio frequency (“RF”) systems and they require no licensing.  The high deployment densities of RF and microwave systems cause frequency interference and overlap problems that are not experienced by FSO systems.  Optical wireless systems can also carry a bigger payload than RF systems, making them a very attractive solution.

Specialty Structures Division

The Company is a pioneer in the development of an innovative mechanical jointing system to interconnect multi-axial tubular components. The system is widely used in architectural, commercial and industrial structures using steel, aluminum or stainless steel materials. The Company has developed covering systems to complement these applications. Some product offerings include commercial domes, barrel vaults, space frames, free form structures and solar support systems.

Methods of distribution and principal markets

Electronic Division

The Company markets its Optical Wireless Products world-wide through direct sales, VARs, distributors, VAIs and Internet management.  The Company reseller program has established close working relationships with a limited number of solution providers to serve as extended sales and support force in Canada, the United States and around the world.   The Company manufactures a wide range of components for the aerospace market including: wheel speed transducers for aircraft antiskid, electromagnetic indicators for aircraft cockpit instrumentation and proximity sensors for general sensing on aircrafts.  The Company markets its products world-wide through direct sales, system integrators, distributors and repair centers.  The Company has developed a thirty-seven year relationship with its primary customer base located in the United States.  The Company has also taken advantage of many on-line market specific advertising services such as Inventory Listing Services and Stock-Market.

Specialty Structures Division

The Company markets its tubular structural products world-wide directly to architects and engineers and through sales agents.  Over the past 40 years, the Company has developed strong relationships with many of these architects and engineers which have resulted in new and repeat business.  The Company has many active sales agents around the globe and they share the Company’s commitment to delivering quality and customer satisfaction.

Method of production of products

Electronics Division

The Company’s manufacturing operations are located close to the Ottawa region in Arnprior, Ontario near a substantial community of high technology and aerospace companies.  The Company’s manufacturing operations consist primarily of engineering, machine shop, production and quality control.  . The Company generally purchases raw materials and manufacturers a final product and performs full quality inspection before shipping to the customer. In some cases, parts are shipped to subcontractors for treatment under special processes or ordered to the Company’s specifications. These parts are fully inspected by a designated quality inspector upon return to the Company’s premise from the subcontractor.  The parts are packaged and shipped from the Company’s manufacturing facility to the customer location.  The Company manages the sales accounts from the manufacturing plant in Arnprior through e-mail, teleconference and direct calling.

Specialty Structures Division

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

Sources, pricing and availability of raw materials, component parts or finished products

Electronics Division

The Company currently purchases its components and materials from a vendor base of approximately 50 different suppliers Most of the components and materials are available from more than one supplier.  Certain components such as diodes and optical chip sets, however, are available from only a single source or from limited sources, some of which require order lead times of up to 20 weeks.  In general, the Company has been able to obtain adequate supplies of all components by scheduling orders over specified periods of time.  In order to avoid late shipments due to delays in the manufacturing process, the Company’s policy is to maintain an inventory of components, materials and assembled products in quantities sufficient to meet approximately three months of expected sales.

Specialty Structures Division

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

Importance, duration and effect on the segment of identifiable intangible properties such as brand names, circulation lists, copyrights, franchises, licences, patents, software, subscription lists and trademarks

Electronics Division

The Company principally relies on copyright, trade secret and contract law to protect its proprietary optical wireless technologies.  It may be possible for a third party to copy or otherwise obtain and use the Company’s products or technologies without authorization, or to develop similar technologies independently and there can be no assurance that such measures are adequate to protect the Company’s proprietary technologies.  In addition, the Company’s products may be licensed in foreign countries and the laws of such foreign countries may treat the protection of proprietary rights differently than, and may not protect the Company’s proprietary rights to the same extent as do, the laws of Canada.  Although the Company appreciates the benefits of patent protection, it believes that the rapid pace of technological change in this industry makes patent protection less significant than factors such as the knowledge, ability and experience of the Company’s employees, frequent product enhancements, and the timeliness and quality of support services provided by the Company. The Company also has registered trademarks in Canada and the United States. With respect to the aerospace products, the Company relies on strict product approvals and 37+ years of experience and product sales as a major competitive advantage.  When an integrator (Company’s customer) is awarded a contract from Boeing, Airbus, Bombardier, etc. the specified products are locked into the design.    Other products are competitively positioned in the market.

Specialty Structures Division

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

Competitive conditions in the principal markets and geographic areas in which the Company operates, including an assessment of the Company's competitive position

Electronics Division

The competitors for the optical wireless products are companies that produce short-haul wireless connectivity products which include RF, microwave and FSO companies. FSO has significant advantages over radio-based systems for certain markets, defined by range, bandwidth, flexibility, ease of installation and environmental requirements. The competitors for the aerospace products are companies that manufacture wheel speed transducers/tachometers/sensors, aircraft cockpit instrumentation and proximity sensors for the aerospace market.  There are two known competitors in the wheel speed transducer market.  These competitors are located in the United States and  France.  There is only one known competitor in the indicators business and one known competitor in the proximity sensor business, both located in the US.  The Company has been manufacturing products for many of its customers for over 37 years and is able to win new business and maintain existing accounts by offering a competitive high quality product to the market.

Specialty Structures Division

The competitors for the Structures Division Company include several international space-frame and dome specialists, but direct competition is typically against metal fabricators in each project location.  The Company prefers negotiated contracts and focuses on securing profitable business primarily through promoting to architects, engineers, designers and specifiers.

Applications for the Company’s tubular structures can be served by other arrangements of bolted or welded structural steel (e.g., rolled and plate beams, columns, bar joists, trusses and fabrications) and also by alternative ‘pre-engineered’ framing systems.

The international market is so large and dispersed that these companies would compete directly against the Company typically on industrial or architectural projects in and outside the United States.

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

Human Resources

As at the date of this 20-F, the Company’s total work force is approximately 60 persons. All management employees execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees consist of both unionized and non-unionized employees.

Facilities

The Company operates out of two buildings located in Arnprior, Ontario, Canada with one having approximately 25,000 square feet and the other approximately 12,000 square feet.

Legal Proceedings

There currently are no known legal claims or proceedings against the Company or to which the Company is a party to.

Seasonality

The Company’s business in each of its Electronics and Specialty Structures divisions are not seasonal.

Government Regulations

No significant government regulations impact or affect the Company’s Electronics and Specialty Structures divisions businesses.

C.

Organizational Structure

See “ITEM 4, Section A. History and Development of the Company”.

D.

Property, Plants and Equipment

The Company’s property, plant and equipment includes the land and building as stated under “Facilities” above, as well as computer and office equipment, software and furniture and fixtures (see Note 7 to the Fiscal 2009 Statements (as later defined).

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis, for the period ending March 31, 2009 is the responsibility of management and has been reviewed by the audit committee and approved by the board of directors.   The board of directors carries out its responsibilities for the financial statements and management’s discussion and analysis principally through the audit committee, which is comprised exclusively of independent directors.

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2009, 2008 and 2007 should be read in conjunction with the audited consolidated financial statements and notes of Plaintree for the year ended March 31, 2009 (“Fiscal 2009 Statements”).  Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP financial statements are reconciled to US GAAP.

Overview

Located in Arnprior, Ontario, Plaintree historically developed and manufactured the WAVEBRIDGE series of free space optics (FSO) wireless links using Class 1, eye-safe light emitting diode  technology providing high-speed network connections for cable companies, internet service providers, traditional telco’s, global system for mobile  or cellular operators, airports and campus networks.  Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment.

On April 1, 2008, the Company completed an acquisition (the “Acquisition”) of all of the issued and outstanding share capital of (i) Hypernetics Limited (“Hypernetics”); and (ii) 4439112 Canada Inc. which owned all of the share capital of Triodetic Holdings Inc. and other subsidiaries including Triodetic Building Products Inc. (the “Triodetic Group of Companies”). Following the Acquisition, Hypernetics and 4439112 Canada Inc., including 4439112 Canada Inc.’s wholly-owned Canadian incorporated subsidiaries and excluding its US incorporated subsidiary, were amalgamated into Plaintree.  The businesses of Hypernetics and the Triodetic Group of Companies are now being operated as separate divisions of Plaintree. See “Related Party Transactions – Acquisition of Hypernetics and the Triodetic Group of Companies” for additional information.  Unless otherwise indicated, a reference to Plaintree or Company in this document shall be a reference to the amalgamated Plaintree.

Hypernetics was established in 1972 and was a manufacturer of avionic components for various applications including aircraft antiskid braking, aircraft instrument indicators, solenoids, high purity valves and permanent magnet alternators.  The legacy Hypernetics and Plaintree FSO businesses are now managed as the Electronics Division of Plaintree.

The Triodetic Group of Companies had over 40 years of experience as a design/build manufacturer of steel, aluminum and stainless steel specialty structures such as commercial domes, free form structures, barrel vaults, space frames and industrial dome coverings.  The legacy Triodetic business is managed as the Specialty Structures division of Plaintree.

The total purchase price for both Hypernetics and the Triodetics Group of Companies was paid by the Company by the combination of $1,500,000 cash, the issuance of 3,500,000 common shares (35,000,000 pre-consolidation) of the Company and the issuance of 18,325 Class A preferred shares of the Company (having a redemption value of $18,325,000).

Concurrent with the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree

In addition to the Acquisition and subsequent to its fiscal 2008 year end on April 1, 2008, Plaintree also:

(a)

created Class A preferred shares, which were issued as part of the consideration in the Acquisition. The Class A Preferred Shares are non-voting, have a redemption value of $1,000 per share, are entitled to cumulative dividends of 8% per year, are redeemable at any time at the option of Plaintree and have a liquidation preference equal to their redemption value plus any cumulative dividends accrued but not paid in priority to the common shares;

(b)

consolidated the outstanding common shares of the Company on a 10 pre-consolidation shares for 1 post-consolidation share basis; and

(c)

deleted an old class of preferred shares no longer being used by the Company.

The Company’s common shares are quoted on the Canadian National Stock Exchange in Canada and on the OTCBB in the United States. All references to common shares, options, warrants and per common share amounts for all periods presented herein have been retroactively restated to reflect a 10 to 1 share consolidation.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP.  The consolidated statements include the accounts of Plaintree, Hypernetics and the Triodetic

Group of Companies and are presented under the continuity of interest method (the current and comparative results are presented as if the companies have always been combined).

The following table sets forth selected financial information from the Company’s Fiscal 2009 Statements:

Statement of Operations Data
($000s, except per share data)	Fiscal Years ended March 31,
	2009	2008	2007

Revenue	$ 21,400	$ 13,849	$ 9,865
Operating income	4,746	255	40

Net income	4,844	721	280
Basic earnings per share	$ 0.27	$ 0.06	$ 0.02
Diluted earnings per share	$ 0.26	$ 0.06	$ 0.02

Balance Sheet Data
($000s,)	As at March 31
	2009	2008	2007

Total assets	$ 11,373	$ 11,416	$ 9,178
Total liabilities	7,918	11,147	9,271
Long-term liabilities	5,632	114	5,839
Cash dividends declared per common share	Nil	Nil	Nil
Cash dividends declared for Class A preferred shares	$200	Nil	Nil

Buhler Partnership Investment

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and restructuring completed at the time. The investment by Plaintree in the Partnership was completed to provide Plaintree with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the bank loan principal and interest and other Partnership related expenses. Plaintree’s interest in the Partnership was limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000.  Prior to the commencement of fiscal 2008, the Partnership had distributed to Plaintree this maximum aggregate amount and no amounts were distributed in fiscal 2009. Plaintree has now effectively ceased to be a partner and is no longer entitled to any further distributions nor is it any longer subject to any obligations as a partner. In addition, the bank loan and all related expenses have been fully satisfied.

See “Partnership Income, Other partnership related expenses and Bank loan interest” for further information.

Results of Operations

($000s, except per share and % amounts)	Fiscal Year			Change from Fiscal
	2009	2008	2007	2008 to 2009	2007 to 2008
Management services revenue – related party	$ 152	$ 0	$ 153	$ 152	$ (153)
Product	21,247	13,848	9,712	7,399	4,136

Total revenue	21,399	13,848	9,865	7,551	3,983
Cost of revenue	12,764	8,499	5,859	4,265	2,640
Gross margin	8,635	5,349	4,006	3,286	1,343
	40.4%	38.6%	40.6%	1.8%	(2.0) %
Operating expenses:
Sales & marketing	915	1,133	991	(218)	142
Finance & administration	1,611	1,651	1,531	(40)	120
Research & development	1,553	1,688	871	(135)	817
Interest expense	229	482	369	(253)	113
(Gain) loss on foreign exchange	(418)	133	61	(551)	72
Accretion of debt discount	-	7	143	(7)	(136)
	3,890	5,094	3,966	(1,204)	1,128
Income from operations	4,745	255	40	4,490	215
Gain/(loss) on sale of investments	(7)	55	-	(62)	55
Partnership income	-	308	516	(308)	(208)
Other partnership expenses	-	-	(60)	-	60
Partnership bank loan interest	-	(9)	(215)	9	206
Gain/(loss) on disposal of assets	(1)	211	(1)	(212)	212
Income before taxes	4,737	820	280	3,917	540
Income tax benefit/(expense)	107	(98)	0	205	(98)

Net income	$ 4,844	$ 722	$ 280	$ 4,122	$ 442

BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer, tracks the Company's operations as two business segments - the design, development, manufacture, marketing and support of electronic products and specialty structures products.  The Company from time to time provides management services primarily to related companies.  The revenue and cost of sales related to these services are presented on the statement of operations.  No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers.

Revenue by geographic location

	2009	2008	2007

Management services revenue
Canada	$152,470	$0	$153,000

Product revenue
Canada	9,899,882	5,236,730	3,310,674
United States	9,343,960	7,846,547	6,031,112
Other	2,003,428	765,230	370,524

Total product revenue	21,247,270	13,848,507	9,712,310

Total revenue	$21,399,740	$13,848,507	$9,865,310

Revenue by division

	2009	2008	2007

Electronics	$ 5,743,754	$ 4,774,459	$5,079,539
Specialty Structures	15,655,986	9,074,048	4,785,771
Total revenue	$21,399,740	$13,848,507	$ 9,865,310

Income by division

	2009	2008	2007

Electronics	$ 959,036	$ 375,990	$743,654
Specialty Structures	3,885,463	345,845	(463,471)
Total profit	$4,844,499	$721,835	$280,183

The product revenue concentration (customers with revenues in excess of 10% of total revenues) is as follows:

	2009	2008	2007

Number of customers	3	2	2
% of total revenue	23%, 11%,10%	16%, 11%	22%, 12%

Assets by division

	2009	2008

Specialty Structures	$7,451,850	$6,237,595
Electronics	3,919,721	5,178,592

	$11,371,572	$11,416,187

Property, plant and equipment

	2009	2008	2007
Purchases	$908,450	$1,370,344	$1,010,011
Depreciation	$433,775	$199,787	$180,593
Total Assets	$3,145,419	$2,671,812	$1,769,751

Revenues

Management services revenue from related parties

Management services revenue was earned by providing and charging for the services of certain Plaintree management under an arrangement with a company controlled by a significant shareholder of Plaintree. Management services revenue increased from $nil in 2008 to $152,470 in 2009. These services are provided as requested by the related party and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Product revenue

Total product revenue for fiscal 2009 was $21,399,740 compared to $13,848,507 in fiscal 2008 and $9,865,310 in fiscal 2007.  Product revenue increased from fiscal 2007 through to fiscal 2009 due to increased continued customer demand.

Plaintree has two diversified business divisions: Specialty Structures and Electronics.

The global economic downturn has started to affect the Company’s performance across both of its divisions:

•

The Specialty Structures division has seen many expected projects delayed indefinitely.

•

The Electronics division has also been downwardly affected. The aerospace and telecommunication electronics products of this division have recently experienced many push outs of existing orders and in some cases cancellations have occurred.

Gross Margin

Total gross margin from management services revenue, from related parties, and product revenue for fiscal 2009 was $8,635,287 or 40.4% compared to $5,349,375 or 38.6% in fiscal 2008 and 4,005,696 or 40.6% in fiscal 2007. The gross margin for 2009 consists of a margin on management services to related parties of $111,167 (2008 - $nil; 2007- $102,000) or 72.9% (2008 – nil%; 2007 – 67%) of management services revenue and a margin on product and services revenue of $8,524,120 (2008 - $5,349,375; 2007 - $3,903,696), or 40.1% (2008 – 38.6%; 2007 – 40.2%) of sales. The gross margin on management services revenue consists of revenues earned less direct employee salaries and benefits. This margin for related party management services has remained consistent and is not expected to change significantly.

Gross margins related to product sales, not including inventory write-offs, in the fiscal 2007-2009 periods have been relatively constant around 40%. However, the margins have been reduced by additional inventory write-offs of $382,790, $121,108 and $143,920 incurred in each of fiscal 2009, 2008 and 2007.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $915,002, $1,133,251, and $990,924 for fiscal 2009, 2008 and 2007, respectively.  These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The fluctuations in sales and marketing expenses mainly relate to the cost of travel, commissions and advertising associated with the projects the company participated in during the period.

Finance and administration expenses

Finance and administrative expenses were $1,610,596, $1,651,325, and $1,530,578 in fiscal 2009, 2008 and 2007, respectively.  Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which included financial staff, legal and audit activities.

Finance and administrative expenses were higher during fiscal 2008 and 2009 as the Company had additional auditing and due diligence requirements associated with the Acquisition and subsequent amalgamation transaction.

Research and development expenses

Research and development expenses were $1,553,354, $1,687,657, and $870,868 in fiscal 2009, 2008 and 2007, respectively. Research and development expenditures consist primarily of development engineering and personnel expenses.

The increased costs in 2008 and 2009 were as a result of the Company continuing to strengthen its engineering development capabilities.

Interest expense

Interest expense consists of interest incurred on bank and related party debt. Interest expenses were $228,489, $481,470 and $369,473 in fiscal 2009, 2008 and 2007, respectively. Interest expense decreased in 2009 due to the repayment of an interest bearing related party debt during amalgamation and a decrease in the prime lending rate of interest charged by the Company’s banker. The majority of the Company’s debt accrues interest at variable rates based on the Company’s bank prime lending rate of interest.

Gain on foreign exchange

The Company reported a gain on foreign exchange of $417,667 in fiscal 2009 and a loss on foreign exchange of $ 133,535 and $61,177 for fiscal 2008 and fiscal 2007 respectively. The gain/loss on foreign exchange represents the gain/loss, realized or unrealized, of transactions that are completed in currencies other than the Company’s reporting currency. The Company’s foreign currency exposure consisted of net US dollar assets for the periods presented.  During the fiscal year ended March 31, 2009, the value of the US dollar increased in comparison to the Canadian dollar by approximately 26 % from the start of the year resulting in a gain on foreign exchange.

Accretion

Accretion expenses consist of amortization of the discount on the debt portion of convertible debentures.

Amortization of discount on the convertible debentures that resulted from the fair value assigned to the equity component of convertible debentures was $ nil during 2009, $7,384 during 2008, $143,059 during 2007. The amortization of discount on the convertible debentures has gradually decreased as the convertible debentures reached maturity and ceased altogether in fiscal 2008 as all the convertible debentures have reached maturity.

Other income (loss)

Other income (loss) reflected a loss of $1,022, gain of $210,565 and loss of $1,340 in fiscal 2009, 2008 and 2007 respectively resulting from the sale of surplus Company assets during these periods.

Investments held by the Company resulted in a loss of $6,658 in fiscal 2009, a gain of $55,117 in 2008 and nil in 2007.

Partnership income, other partnership related expenses and Bank loan interest

During the year ended March 31, 2008, a total of $2,000,000 of distributions was received from the Partnership following which Plaintree’s investment in the Partnership was reduced to zero and the remaining $2,000,000 outstanding on the loan was satisfied through such distributions. In fiscal 2008, the Company recorded Partnership income allocations of $308,415 (2007 - $516,577).  Also recorded was bank loan interest of $8,415 (2007 - $214,994) and other Partnership related expenses of $nil (2007 - $59,677). In fiscal 2008, the Company ceased to be a partner and will receive no further income and incur no further expense related to the Partnership. See “Buhler Partnership Investment” for further information.

Net Income

The net income for fiscal 2009 was $4,844,499 compared to net income for fiscal 2008 and fiscal 2007 of $721,835 and $280,183 respectively.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2009 and fiscal 2008:

Quarters ended

(unaudited, in $000s except per share data)

	Mar 31	Dec 31	Sept 30	June 30	June 30	Sept 30	Dec 31	Mar 31
	2009	2008	2008	2008	2007	2007	2007	2008
Revenue	$4,582	$4,932	$5,044	$6,842	$2,585	$4,291	$3,224	$3,749

Inc./(loss) from
operations	$928	$761	$1,657	$1,400	($393)	$1,105	($58)	($399)

Net income/(loss)	$913	$761	$1,657	$1,514	($93)	$1,306	$6	($497)

Net income/(loss)
attributed to
common shareholders	$546	$395	$1,290	$1,147	($93)	$1,306	$6	($497)

Net income/(loss)
per share-basic	$0.04	$0.03	$0.10	$0.09	($0.01)	$0.10	$0.00	($0.04)

Net income/(loss)
per share-diluted	$0.04	$0.03	$0.10	$0.09	($0.01)	$0.10	$0.00	($0.04)

Fourth quarter of fiscal 2009

During the fourth quarter of fiscal 2009, revenue was approximately $4.6 M and the net income was approximately $928,000.  Income from operations and net income for the each of the quarters in fiscal 2009 varied primarily due to the size and complexity of the projects entered into by the Specialty Structures division.

B.

Liquidity and Capital Resources

($000s)	Fiscal Year		Change from Fiscal
	2009	2008	2008 to 2009
Cash	$1,452	$1,769	$(317)
Working Capital	$5,940	$(2,289)	$8,229
Net cash provided by (used in):
Operating activities	$3,253	$965	$2,288
Investing activities	$(2,408)	$(724)	$(1,684)
Financing activities	$(1,162)	$1,206	$(2,368)

Cash

As at March 31, 2009, the Company held $1,451,729 in cash, a decrease of $317,416 from March 31, 2008 primarily due to repayment of debt.

Working Capital

Working capital represents current assets less current liabilities.  As at March 31, 2009, the Company had positive working capital of $5,940,231 compared to a working capital deficit of $2,228,701 at March 31, 2008.  The change in working capital deficit was primarily a result of the agreement by related parties to the Company to extend the payment provisions beyond the current period. In addition, the Company has reduced its overall liabilities by paying down obligations from cash provided by operations.

Cash provided by  Operating activities

Cash provided by operating activities for fiscal 2009 was $3,253,051 representing an increase of approximately $2,288,468 from $964,583 in fiscal 2008. The increased cash provided by operating activities mainly relates to increased net income.

Cash used in Investing activities

Cash used in investing activities for fiscal 2009 of $2,408,450 relates to the purchase of fixed assets. This amount compares to net use of $723,687 in fiscal 2008 consisting of the purchase of assets of $1,370,344 offset by the sale of capital assets of $479,479, proceeds from the Partnership of $112,061 and proceeds from the disposal of investments of $55,117. The Company divested itself of two smaller properties during 2008 consolidating its manufacturing activities in the acquisition of a new, larger facility, which facilirty has the capability of expansion. In 2009, cash used in investing activities included payment of dividends to the Class A preferred shareholders and costs incurred to  increase  manufacturing space by 7000 sq ft. Other assets acquired relate to manufacturing equipment.

Cash  (used in) provided by Financing activities

Cash used in financing activities for fiscal 2009 was $1,162,017 compared to cash provided by financing activities in fiscal 2008 of $1,205,520.  Cash used by financing activities for fiscal 2009 relates to the repayment of related party debt offset by the addition of a new line of credit and demand loan from a related party. Cash provided by financing activities during fiscal 2008 consisted of proceeds from related parties and a net increase in long term debt. The Company intends to further reduce its amounts due to related parties as it generates cash from operations.

Outlook

As a result of the completion of the Acquisition on April 1, 2008 (see “Related Party Transactions – Acquisition of Hypernetics and Triodetic Group of Companies” for additional information), the Company showed progress towards being able to fund its own operations from the revenue and positive income cash flow of the combined companies. The Company has achieved net income of approximately $4.8 million and positive working capital of approximately $5.9 million during fiscal 2009; primarily due the postponement of related party debt to at least September 2010. However, the results that may be derived from future periods may be volatile and may not produce similar levels of profitability. The Company also continues to carry significant bank and related party debt. The Company has Class A preferred shares with a redemption value of $18,325,000 that accrue cumulative annual dividends of 8% or $1,466,000 per year in priority over distributions to common shareholders.

Plaintree has two diversified business divisions consisting of Specialty Structures and Electronics.

The global economic downturn has started to affect the Company’s performance across both divisions:

•

The Specialty Structures division has seen many expected projects delayed indefinitely.

•

The Electronics division has also been downwardly affected. The aerospace and telecommunication electronics products of this division have recently experienced several delays of existing orders and in some cases cancellations have occurred.

As described in the Overview section of this MD&A, the Company completed the Acquisition of Hypernetics and the Triodetic Group of Companies on April 1, 2008.

The total purchase price for both Hypernetics and the Triodetic Group of Companies was paid by the Company by the combination of $1,500,000 cash; the issuance of 3,500,000 common shares (35,000,000 pre-consolidation) and 18,325 Class A preferred shares of the Company.  Following the Acquisition, Hypernetics and the Triodetic Group of Companies, with the exception of a US incorporated subsidiary, were amalgamated into Plaintree.  Following the completion of the amalgamation, the businesses of Hypernetics and the Triodetic Group of Companies have been operated as separate divisions of Plaintree.

Concurrent with the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree

There can be no assurances that the Company will achieve the long term operating results required to reduce the bank and related party debt to adequate levels and achieve profitability to meet its obligations to class A preferred shareholders and provide income and cash flow attributable to common shareholders.

Related Party Transactions

Acquisitions

The Company completed the Acquisition of Hypernetics and the Triodetic Group of Companies on April 1, 2008.

Prior to the Acquisitions, Hypernetics and the Triodetic Group of Companies were both  controlled by William David Watson II and Nora Watson.  William David Watson II is the President and Chief Executive Officer and a director of the Company.  Nora Watson is the spouse of William David Watson, the Chairman and VP Mergers and Acquisitions of the Company.  In addition, prior to the Acquisition William David Watson II and Nora Watson held directly and indirectly 27.98% of the issued and outstanding common shares of Plaintree (38.1% on a fully-diluted basis).

As a result of these relationships, the Acquisition was considered to be a “related party transaction” within the meaning of Rule 61-501 under the Ontario Securities Act which required that the Acquisition transaction be approved by the majority of the minority shareholders of the Company, which approval was obtained on March 18, 2008.

Concurrently with the completion of the Acquisition, Targa Group Inc. (Plaintree’s largest shareholder), a company controlled by William David Watson II and Nora Watson provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree

Due to Related Parties - Convertible Debentures

As part of the amalgamation, convertible debt principal of $1,301,240 was repaid to Targa. Convertible debenture debt of $36,000 and interest of $3,000 held by Hypernetics were cancelled through amalgamation.

Related Party Transactions – Other

Fiscal 2009 interest expense of $228,489 (2008 - $481,470; 2007 - $369,473) is primarily due to interest on related party balances as described in Notes 9 and 10 of the 2009 financial statements of the Company.

As of March 31, 2009, $313,579 (2008 - $1,543,005) of loans and management fees remained owing from companies controlled by Targa Group Inc. These balances are due from the related parties on demand.

As of March 31, 2009, $44,028 (March 31, 2008 - $3,383,163) remained owing to senior officers for past services. Interest in the amount of $NIL for fiscal 2009 and $516,316 for fiscal 2008 is included in these amounts.  The amount outstanding is non-interest-bearing and payable on demand.

The board of directors of the Company declared a cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on February 27, 2009 to the holders of record at the close of business on February 23, 2009. The Class A preferred shares are held by related parties and are entitled to annual cumulative dividends of 8% on the $1,000 redemption amount of the Class A preferred shares. The dividend declared is a partial payment of the dividends accumulated in fiscal 2009.  As at March 31, 2009, $50,000 of the dividend had been paid and the remaining $150,000 was listed as dividends payable and was included above as due to shareholders.

On July 22, 2009, the board of directors declared a further cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on July 31, 2009 to the holders of record at the close of business on July 24, 2009.  The dividend declared is a further partial payment of the dividends accumulated in fiscal 2009.  As at the end of July 2009, an aggregate of $1,554,667 of dividends will have accrued on the Class A preferred shares since their issuance on April 1, 2008 after taking into effect the $200,000 aggregate dividend declared in February 2009 and the $200,000 aggregate dividend declared on July 22, 2009.

As at March 31, 2009, a balance of $2,025,736 ($1,622,167 principal and $403,569 in interest) remained owing to senior officers for consulting fees and wages payable. These amounts are recorded in Due to related parties – other – long-term as the parties have agreed not to demand repayment before September 2010.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears, including interest of $111,816 (2008 - $98,567) owing to this related party, amounted to $330,624 (2008 - $317,375).  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  The forbearance agreement is now in default. The party has agreed not to demand repayment before September 2010 and is included in Due to related parties – other – long-term.

Accumulated interest in the amount of $134,812, (2008 - $591,277 which was due to related parties – other – current portion) on a loan from Targa remains outstanding as of March 31, 2009.

During the first quarter of fiscal 2009 and concurrent with the Acquisition, a demand loan of up to $1,800,000 and a revolving line of credit of up to $1,000,000 were established between Targa and the Company.  Under the loan agreements, all amounts advanced to the Company are payable on demand and bear interest at the Company’s bank prime lending rate plus 2%.  The Targa Credit Facility is secured by a security interest granted over the assets of the Company.  At March 31, 2009, $1,000,000 remained outstanding on the line of credit with accumulated interest of $56,653 for a balance of $1,056,653; $771,509 was drawn against the revolving demand loan with accumulated interest owing of $58,092 for a balance of $829,601.   Targa has agreed that it will not demand repayment before September 2010 and, accordingly, the amounts are being shown as long term.

Other Contracts and Commitments

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2009:

Payments due by fiscal period

	Total	Current	2011	2012	2013	2014 +
Due to related parties – convertible debentures	$ 427,375	$179,703	$ 247,672	$ -	$ -	$ -
Due to related parties – other	2,844,012	194,028	2,649,984	-	-	-
Due to related party – line of credit	1,180,668	-	1,180,668	-	-	-
Due to related party – demand loan	940,586	-	940,586	-	-	-
Due to bank	1,374,098	180,609	180,609	170,509	146,944	695,427
	$6,766,739	$554,340	$5,199,519	$170,509	$146,944	$695,427

Facilities

As a result of the amalgamation, the Company obtained facilities previously owned by Hypernetics consisting of 12,000 square feet and by the Triodetic Group of Companies consisting of 18,000 square feet of plant and office space, both located in Arnprior, Ontario. In addition, the Company has recently completed the construction of additional plant and office space at its facilities in Arnprior, Ontario, providing another 7,000 square feet.

The Company considers that the acquired premises along with the addition that the Company is building will provide it with adequate space to house its operations for the near future.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation

The consolidated financial statements include the accounts of Plaintree, Hypernetics and Triodetic Group of Companies and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Inventories

Inventories are valued using a weighted average cost formula and are stated at the lower of cost and net realizable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventories held by the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Property, plant and equipment

Property, plant and equipment are stated at cost.  Amortization is provided over the estimated useful lives of the assets using the straight-line method as follows:

Software

 2  years

Computer equipment

 3  years

Vehicles

 4  years

Factory equipment

10 years

Office equipment and furniture

10 years

Building improvements

10 years

Outside compound

10 years

Building

20 years

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

Revenue recognition and warranties

Revenue from product sales is recorded on shipment when all significant contractual obligations have been satisfied provided evidence of an arrangement exists, the price to the customer is fixed and determinable and collection is probable.

In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience.  Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement.

Revenue on fixed-price contracts is recognized based on the estimated percentage of completion of services rendered that reflects the extent of work accomplished.  Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract.  The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience.  This method requires estimates of costs and profits over the entire term of the contract.  Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of income in the period in which the facts that give rise to the revision become known.  Provisions for estimated losses, if any, are recognized in the period in which the loss is determined.  Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Progress billings are recorded as deferred revenue to the extent that the billings exceed revenue recognized to date.  Unbilled revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Foreign currency translation

Monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in the statements of operations are translated at rates prevailing during the fiscal year.  Exchange gains and losses resulting from the translation of these amounts are included in the statement of income and comprehensive income.

Stock option plans

The Company has a stock-based compensation plan. The Company uses the fair value based method of accounting to record stock-based payments to employees and non-employees. Under the fair value based method, compensation cost for both employees and non-employees is measured at fair value at the date of grant and is expensed over the award’s vesting period. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

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

Significant management estimates include percentage complete for revenue recognition, unbilled revenues, deferred revenues and allowance for doubtful accounts, useful lives of property, plant and equipment, valuation of the investment in partnership, inventory obsolescence, stock-based compensation, accrued liabilities, income tax valuation allowance and bifurcation of convertible debentures. Actual results could differ from these estimates.

Income taxes

The Company’s future income tax assets and liabilities are recognized for the future tax consequences attributable to tax loss carry forwards and to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or be settled to the extent that such assets are more likely than not to be realized.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment or substantive enactment.  Future income tax assets are recognized to the extent it is more likely than not to be realized.

Investment in Partnership

The Company accounted for its 49% investment in the Partnership using the equity method.

Earnings per share

Earnings per share has been calculated on the basis of net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the year. Income attributable to common shareholders is equal to net income less the dividends accumulated on the preferred shares. Diluted earnings per common share is calculated by dividing the applicable net income attributable to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The Company uses the treasury stock method in determining the denominator for earnings per share. Under this method it is assumed that the proceeds from the exercise of options are used to repurchase common shares at the weighted average market price of the shares for the period.

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. Settlement date accounting is used.

Held-for-trading

Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading.  They are measured at fair value at the balance sheet date. Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Financial liabilities designated as held-for-trading are those non-derivative financial liabilities that the Company elects to designate on initial recognition as instruments that it will measure at fair value through other interest expense.  These are accounted for in the same manner as held-for-trading assets.  The Company has not designated any non-derivative financial liabilities as held-for-trading.

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest method.

Other liabilities

Other liabilities are recorded at amortized cost using the effective interest method and include all financial liabilities, other than derivative instruments.

The Company has made the following classifications:

Cash is required to be classified as held-for-trading and is measured at fair value with changes in fair value recorded in net income.  The carrying amount approximates fair value.

Trade accounts receivable and unbilled receivables are required to be classified as loans and receivables and accounts payable and accrued liabilities are required to be classified as other financial liabilities and are measured at amortized costs with interest accretion recorded in net income.  Due to the short-term nature of these assets and liabilities, the carrying amounts approximate fair value.

All loans, bank loans, bonds and debentures or similar debt are measured at amortized cost with interest accretion recorded in net income.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning April 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Section 1582, Business Combinations replaces Section 1581, Business Combinations and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Company beginning on or after January 1, 2011. Section 1582 is not expected to have a significant impact on the consolidated financial statements.

International Financial Reporting Standards (“IFRS”) will be required for publicly traded companies for interim and annual financial statements effective fiscal years beginning on January 1, 2011 with comparatives for 2010 also reported under IFRS and will replace Canadian GAAP. The objective of this move to IFRS is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

Summary of Outstanding Share Data

As at March 31, 2009, the following equity instruments of the Company were issued and outstanding:

Common Shares:  12,522,143

Class A Preferred Shares:*  18,325

*

The Class A Preferred shares provide an 8% cumulative dividend based on a value of $1,000 per share, are redeemable at the option of the Company at any time at $1,000 per share plus accrued dividends and they are non-voting.

Convertible Debentures:**  $147,760 principal value

**

The Company has issued various tranches of convertible debentures to related parties for total outstanding value at March 31, 2009, of $423,681 ($147,760 principal value and $275,921 accrued interest). The debentures plus accrued interest are convertible at any time into common shares of the Company at varying conversion rates that were determined at the time of issuance of each tranche. If all the debentures plus accrued interest were converted at the current time, the total number of common shares issued would be 403,110.

Options:***  Options to acquire 570,000 common shares

***

The options, having exercise prices ranging from $0.12 to $0.80, were granted pursuant to the Company’s stock option plan.

Additional information relating to the Company may be found on SEDAR at www.sedar.com or the Company’s website at www.plaintree.com.

C.

Research and Development Patents and Licenses, etc.

See “Research and Development Expenses” in Item 5.A and “Research and Product Development” in Item 4.A.

D.

Trend Information

See “Overview” in Item 5.A

E.

Off-Balance Sheet Arrangement

None.

F.

Tabular disclosure of contractual obligations

The following table provides a summary of the Company’s obligations outstanding as of March 31, 2009:

Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual obligations	-	-	-	-	-

Long-Term Debt obligations	$6,176,362	$544,648	$4,799,709	$162,034	$669,971

Capital (Finance) Lease obligations	-	-	-	-	-

Operating Lease obligations	-	-	-	-	-

Purchase obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-

	$6,176,362	$544,648	$4,799,709	$162,034	$669,971

G.

Safe Harbor

All information that is not historical in nature is deemed to be a forward-looking statement.  Actual results could differ materially from those anticipated.  See also the section entitled “Caution Regarding Forward Looking Information” prior to Part I of this 20-F.

ITEM 6:  DIRECTORS,  SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name and Residence	Present Principal Occupation(1)	Director Since	Number of Common Shares/Options
William David Watson Merrickville, Ontario	Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	1999	7,000(4)
William David Watson II(1)(3) Burritts Rapids, Ontario	Chief Executive Officer and President of the Company	1999	4,449,676(5)
Robert E. Shea(2) Boston, Massachusetts	Chairman of Shea Financial Group	2000	534,510(6)(7)
Girvan L. Patterson(1)(2) Ottawa, Ontario	Chief Executive Officer, GaN Systems Inc.	2000	1,800(7)

Jerry S. Vickers(1)(2) Toronto, Ontario	Financial/Business Consultant	2003	-(7)
Hon. John Buchanan, P.C., Q.C. Halifax, Nova Scotia	Senator and Lawyer	2003	-(7)
Lynn Saunders Braeside, Ontario	Chief Financial Officer of the Company	N/A	-(7)
William Vangool Ottawa, Ontario	President Specialty Services Division	N/A	-(7)

(1)

Member of the Compensation and Corporate Governance Committee.

(2)

Member of the Audit Committee.

(3)

David Watson II is the son of William David Watson.

(4)

Does not include 1,575,000 common shares held by Nora Watson, Mr. Watson’s spouse.

(5)

Includes 2,524,676 common shares held by Targa Group Inc., a company controlled by William David Watson II.

(6)

Held directly and through a holding company.

(7)

Does not include the following options to acquire common shares granted to the directors:  Robert E. Shea – 100,000; Girvan L. Patterson – 100,000; Jerry S. Vickers – 100,000; Hon. John Buchanan, P.C. Q.C. – 100,000; Lynn Saunders – 50,000; William Vangool – 100,000.

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

ROBERT E. SHEA, Director.  Mr. Shea was appointed a director of the Company on May 1, 2000. Mr. Shea is currently, and for the past forty two years has been, Chairman of Shea Financial Group, a company engaged in the design and funding of executive compensation plans. He is also a director of Silex Ventures, a CBC company trading on the TSX Venture Exchange, Highliner Foods, Inc., SolutionInc Technologies, Ltd., New England Canada Business Council, and American Manor Enterprises Inc. and has served on numerous boards in the past.

GIRVAN L. PATTERSON, Director.  Mr. Patterson was appointed a director of the Company in January 2000.  In 1988, Mr. Patterson co-founded CANAI Inc. (which in 1991 became Plaintree Systems Inc.) and from 1995 through 1999 was the Vice-President of International Sales, and served as the Corporate Secretary of the Company from 1988 to 2001.  In the past five years, Mr. Patterson has held the positions of Chief Executive Officer of e-djuster Inc., Chief Financial Officer and Chief Executive Officer of Northland Systems Training Inc. and Chief Operating Officer of Taransys Inc.  Currently, Mr. Patterson is the Chief Executive Officer of GaN Systems Inc.  He serves on the board and audit committees of Intertainment Media Inc. (TSXV) and e-djuster Inc. Mr. Patterson was educated at Manchester and Aston University in the United Kingdom and holds a Chartered Engineer designation.

JERRY S. VICKERS, Director.   Mr. Vickers continues to act as an independent finance/business consultant (providing services in finance, strategic planning, business development, organizational development, M&A, cash management, compliance/governance and certain senior management roles) to private and public companies since departing Desjardins Securities Inc. in May 2003. Based in Toronto, he was a Vice-President, Investment Banking, Technology Group for Desjardins Securities Inc., an indirect wholly owned subsidiary of Desjardins Mouvement, a financial services conglomerate, from January 2002 to April 2003. From August 2000 through to December 2001, Mr. Vickers was an independent finance/business consultant to private and public companies.  He has been a director of private and public companies engaged in technology (software, hardware, and internet based technologies) as well as the hospitality industry.  He was a Vice-President in Corporate Finance at Groome Capital.com Inc. and Yorkton Securities Ltd. from July 1996 through to July 2000 specializing in new economy companies (i.e. software, hi-tech, telecom, and biotech).  From January 1990 to July 1996, he was the Director and a Manager of Company Listings at the Toronto Stock Exchange.  From July 1985 to December 1989, he was a corporate lender at the CIBC and a senior analyst in Engineering Economics at Bell Canada.  Mr. Vickers earned a Master of Arts Degree in Economics from the University of Toronto (1985) and a Bachelor of Arts (Honours) in Economics (summa cum laude) from McMaster University (1982).

HON. JOHN M. BUCHANAN, P.C., Q.C., Director.  Mr. Buchanan was appointed to the Senate of Canada by the Rt. Hon. Brian Mulroney on September 12, 1990. Prior to being appointed Senator, Mr. Buchanan was elected as a Member of the Nova Scotia Legislative Assembly in 1967, re-elected in 1970, 1974, 1978, 1981, 1984 and 1988.  Senator Buchanan was elected as Premier of Nova Scotia in 1978. He was re-elected in 1981, 1984 and 1988 becoming the third Premier in the history of Nova Scotia to be elected to four consecutive terms and the fourth longest serving premier in Nova Scotia. Mr. Buchanan graduated from Mount Allison University in 1954 with a B.Sc Degree and Engineering Certificate.  He graduated from Dalhousie University with a LL.B. in 1958 and practiced law in Halifax.  Mr. Buchanan was appointed Queens Council in 1972 and awarded Doctorates from Nova Scotia Technical College, Mount Allison University, St. Mary’s University, St. Francis Xavier University and Universite Ste. Anne. On April 17, 1982, Senator Buchanan was made a member of Her Majesty’s Privy Council and in 1979 received the Toastmasters International Communication and Leadership Award. Mr. Buchanan has been an executive member of the Canada-United States Interparliamentary Association for eight years.  Mr. Buchanan is also Chairman of the Canada-Sweden Parliamentary Association and an Executive Member of the Canada-Taiwan Association.  He is married to the former Mavis Forsyth and they have five children.

LYNN E. SAUNDERS, Chief Financial Officer. Ms. Saunders became Chief Financial Officer of Plaintree in June 2008 and prior to that date was the Vice President of Operations since November 1999. From May 1997 to November 1999, Ms. Saunders was Finance Manager of Hypernetics Limited.  Prior to 1999, Ms. Saunders held various financial positions with both Mitel Corporation and Boeing Canada Technology Ltd.

WILLIAM VANGOOL, President Specialty Structures Division. Mr. Vangool graduated in 1972 from University of Saskatchewan with a Bachelor of Science in Civil Engineering, Mr Vangool has been associated with the design, development and manufacturing of the Triodetic system for the last 38 years, holding the position of President of the Company’s Specialty Strutures division since the completion of the amalgamtuion of Triodetic with Plaintree. Mr Vangool frequently appears as a guest lecturer and has published several papers on the design and construction of space frames and foundation systems for permafrost conditions. In 1992,Mr. Vangool was given an award in recognition of services rendered to Canada during the Canadian participation at the 1992 Universal Exposition in Seville, Spain, presented by Luc. Lavoie, Commissioner General for Canada.. Mr. Vangool has also been award the following honours:  Recipient of the Canadian Design Innovation Award by Canadian Mortgage Housing Corporation (CMHC) in 2000 for the design and development of a tubular foundation system using the Triodetic space frame technology, widely used in Alaska, Russia and Northern Canada; recipient of the Construct Canada Award in 2003; and Export Canada (EDC) Canadian Exporter of the Year Award in 2006.

B.

Compensation

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Company does not have a formal compensation program. On advice from time to time given by the Compensation and Corporate Governance Committee, the board of directors of the Company (the “Board” or the “Board of Directors”) meets to discuss and determine compensation for the President and Chief Executive Officer, without reference to formal objectives, criteria or analysis.  The President and Chief Executive Officer of the Company is responsible for determining the compensation arrangements for the balance of the employees, including senior management, of the Company.  The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value; (b) align management’s interests with the long term interest of shareholders; and (c) to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that its is a venture issuer without a long history of earnings.

The Board, as a whole, ensures that the total compensation paid to the President and Chief Executive Officer, is fair and reasonable. The Board relies on the experience of Company management and its members as officers and directors of other companies in assessing compensation levels.  The President and Chief Executive Officer of the Company is responsible for ensuring that total compensation paid to the other employees, including senior management, of the Company is fair and reasonable.

Analysis of Elements

Certain of the Named Executive Officers have received bonus payments during fiscal 2009 while others have deferred a significant portion of their salary. Reference is made to the “Summary Compensation Table” set out below.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company’s stock option plan (the “Stock Option Plan”) and are determined by the Board as a whole.

Long Term Compensation and Option Based Awards

The Company has no long term incentive plans other than the Stock Option Plan. The Company’s directors, officers, consultants and employees are entitled to participate in the Stock Option Plan. The Stock Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees, The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officer and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares. Options are granted by the Board of Directors. In monitoring or adjusting the option allotments, the Board takes into accounts its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Name Executive Officers and the Board. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

• parties who are entitled to participate in the Stock Option Plan;

• the exercise price for each stock option granted;

• the date on which each option is granted;

• the vesting period, if any, for each stock option;

• the other material terms and conditions of each stock option grant; and

• any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. The board of directors reviews and approves grants of options on an annual basis and periodically during a financial year.

Pursuant to the Company’s Stock Option Plan, the Company’s Board of Directors grants options to directors, officers, consultants and employees as incentives. The level of stock options awarded to a Named Executive Officer (as defined below) is determined by his or her position and his or her potential future contributions to the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the Canadian National Stock Exchange (CNSX) at the time of the grant of the option.

The Company granted stock options exercisable for up to 150,000 shares of the Company to the Named Executive Officers during the year ended March 31, 2009.  During the year ended March 31, 2009, one of the Named Executive Officers returned for cancellation previously issued options to acquire up to 35,000 common shares having exercise prices ranging from $1.05 to $1.20.

Summary Compensation Table

For the purposes of this 20-F, a “Named Executive Officer” means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Company;

(b)

a chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for the March 31, 2009 year end; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at March 31, 2009.

During the financial year ended March 31, 2009, the Company had four (4) Named Executive Officers: William David Watson II, President and Chief Executive Officer, Lynn Saunders, Chief Financial Officer, William David Watson, Chairman and Vice President Business, Mergers and Acquisitions, and William Vangool Gool, President Triodetic Division.

The following table (presented in accordance with the new National Instrument Form 51-102F6, Statement of Executive Compensation, which came into force on December 31, 2008) sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial year ended March 31, 2009, in respect of the President and Chief Executive Officer, the Chief Financial Officer and the Chairman, Vice President, Mergers and Acquisitions, and President Triodetic Division. For the information concerning compensation related to previous years, please refer to the Company’s previous Management Proxy Circulars available at www.sedar.com.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Share- based Award ($)	Option- based Award(5) ($)	Non-equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation (3) ($)	Total Compensation ($)
					Annual Incentive Plans(2) ($)	Long-term Incentive Plans
William David Watson II, President and Chief Executive Officer	2009	200,000(4)	Nil	Nil	Nil	Nil	Nil	Nil	200,000
Lynn Saunders, Chief Financial Officer	2009	100,000	Nil	953.35	20,000	Nil	Nil	Nil	120,000
William Vangool, President Triodetic Division	2009	110,750	Nil	1,906.71	40,000	Nil	Nil		150,750
William David Watson, Chairman and VP, Mergers and Acquisitions	2009	150,000(6)	Nil	Nil	Nil	Nil	Nil	Nil	150,000

(1)

This figure includes the dollar value of cash and non-cash base salary each Named Executive Officer earned during the relevant financial year.

(2)

The amounts in this column consist of bonuses paid to Named Executive Officers.

(3)

Such other compensation includes all benefits and perks received by Named Executive Officers that meet the threshold of $50,000 or 10% of total annual salary.

(4)

During fiscal 2009 most of Mr. Watson II’s salary has been deferred. The deferred amounts will be paid once Company resources permit.  Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly. The total amount of the deferred salary plus accumulated interest as at July 31, 2009 is $1,121,075.

(5)

The Company calculated the fair value of the options by using the Black-Scholes option pricing model.

(6)

During fiscal 2009 most of Mr. Watson’s fee has been deferred. The deferred amounts will be paid once Company resources permit.  Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly. The total amount of the deferred fee plus accumulated interest as at July 31, 2009 is $1,010,953.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long-term incentive plans and, save as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the year ended March 31, 2009.

An LTIP means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”.

Incentive Plan Awards

.

The Company currently has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such person with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company.

The Stock Option Plan is administered by the board of directors of the Company and provides that a majority of members of the board participating in any decisions as to a grant of options under the Stock Option Plan shall be persons who are not employees of the Company.  Options may be granted at any time to any director, officer, service provider or employee (who shall be a full-time salaried) of the Company or its subsidiaries, taking into consideration, among other things, the past, present and potential contribution of a particular director, officer, service provider or employee to the success of the Company, the value of his or her services to the Company and any other factors which the Board of Directors may deem proper and relevant provided that a director to whom any option may be granted may not participate in the discussion of the Board of Directors to grant such option .

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

The maximum number of options that may be granted under the Stock Option Plan is 1,200,000, representing 9.6% of the currently issued and outstanding common shares of the Company.  In addition, the number of Common Shares which may be reserved for issuance on the exercise of options granted under the Stock Option Plan and granted under any other arrangement to any one individual (including insiders of the Company) shall not exceed 5% of the issued and outstanding Common Shares of the Company (on a non-diluted basis) at the time of the grant.

The exercise price of an option is set by the Board of Directors at the time of grant, based upon the closing price, on the trading market that the Company’s shares are then available to be traded or quoted, of the Common Shares on the last trading day prior to the date of the grant.  Currently, the Company’s Common Shares are traded on the Canadian National Stock Exchange (CNSX).  Payment of the exercise price of an option may be made by cash, certified cheque or bank draft.  The Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of Common Shares.

The Board of Directors may suspend, amend or terminate the Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby unless the affected participant consents to such amendment.  The further approval of the Shareholders is required only for amendments that increase the number of shares available for issuance under the Stock Option Plan, that materially increase the benefits accruing to participants, or that materially change the class of persons eligible for the granting of options. As of July 31, 2009, the Company has issued and outstanding options to purchase 570,000 common shares, representing 4.6% of the issued and outstanding common shares of the Company, at exercise prices ranging from $0.12 to $0.80 per common share.

During fiscal 2009, four directors, two officers and one employee of the Company returned to the Company options to acquire up to 180,000 Common Shares for cancellation.  The options returned had option exercise prices ranging from $1.05 to $1.20.

The following table discloses the particulars of the option-based awards granted to the Named Executive Officers under the Company’s stock option plan at March 31, 2009:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Lynn Saunders(2)	50,000	$0.12	08/11/2013l	$2,000	N/A	N/A
William Vangool	100,000	$0.12	08/11/2013	$4,000	N/A	N/A

(1)

This amount is calculated as the difference between the market value of securities underlying the options on March 31, 2009 28, 2009, being the last trading day of the Company’s shares for the financial year ended and the exercise price of the option. On March 31, 2009 the trading price of a common share of the Company on the CNSX was $0.16.

(2)

On August 6, 2008, Lynn Saunders returned options to acquire 35,000 common shares having exercise prices ranging form $1.05 to $1.20 for cancellation.

Incentive Plan Awards – value vested or earned during the year

The following table sets forth for the Named Executive Officers, the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Lynn Saunders	Nil(2)	N/A	N/A
William Vangool	Nil(3)	N/A	N/A

(1)

This amount is calculated as the difference between the market value of securities underlying the options on the vesting dates and the exercise price of the options.

(2)

Lynn Saunders was granted 50,000 options to acquire common shares of the Company on August 11, 2008.  One-third of the options (16,667) vested on date of grant and one-third on each of August 11, 2009 and 2010.  On the vesting date the exercise price and market value of Company common shares was $0.12.

(3)

William Vangool was granted 100,000 options to acquire common shares of the Company on August 11, 2008.  One-third of the options (33,334) vested on date of grant and one-third on each of August 11, 2009 and 2010.  On the vesting date the exercise price and market value of Company common shares was $0.12.

Pension Plan Benefits

The Company does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payments or benefits at, following or in connection with retirement.

Termination and change of control benefits

The Company does not have any plan, contract, agreement or plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, a change of control of the Company or a change in the Named Executive Officer’s responsibilities, other than as described below.

The Company has written employment agreements with each of its Named Executive Officers which provide for the following notice period/payment to be made to the Named Executive Officer as indicated below on the termination of the employment agreement without cause:

(a)

William David Watson (Chairman and VP Mergers and Acquisitions):

twelve (12) months notice.

(b)

William David Watson II (President and Chief Executive Officer): twelve (12) months notice.

(c)

Lynn Saunders (Chief Financial Officer):  two (2) months notice

(d)

William Vangool (President Triodetic Division):  Notice as provided for under the Employment Standards Act (Ontario).

Compensation of Directors

The Company has a policy to pay each non-management director the following compensation:

(a)

an annual retainer of $5,000, paid semi-annually;

(b)

a fee of $1,000.00 for each meeting of the board that they are requested by management to be present in person;

(c)

a fee of $500.00 for each meeting attended by telephone/conference call;

(d)

for each committee meeting held, a fee equal to $500.00 for a committee meeting attended in person that they are requested by management to so attend in person, and $250.00 for each committee meeting attended by telephone/conference call; and

(e)

reasonable expenses incurred in the normal course for board/Company business (i.e. travel and hotel) will be reimbursed by the Company.

The Company currently has six directors, two of which, William David Watson II and William David Watson, are also Named Executive Officers and management directors and are not entitled to director fees. The directors also receive incentive in the form of stock options, at the discretion of the Board of Directors, for serving as directors of the Company. The purpose of  the cash fee and the granting of options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to align the personal interest of each of the directors to that of the shareholders.

Director Compensation Table

The following table sets forth all amounts of compensation earned by the Company’s directors, other than Named Executive Officers who did not receive any compensation for acting as director, for the most recently completed financial year (year ended March 31, 2009):

Name	Fees Earned ($)	Option-based awards ($)(1)	All other compensation ($)	Total ($)
Robert Shea	8,915.39	9,152	N/A	18,067.39
Jerry Vickers	8,500.00	9,152	N/A	17,652.00
Girvan Patterson	8,500.00	9,152	N/A	17,652.00
John Buchanan	8,000.00	9,152	N/A	17,152.00

(1)

The Company calculated the fair value of the options by using the Black-Scholes option pricing model.

Incentive Plan Awards

The following table discloses the particulars for each director, other than those that are also the Named Executive Officers, for awards outstanding at the end of the most recently completed financial year:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert Shea(2)	100,000	$0.12	08/11/2013l	4,000	N/A	N/A
Jerry Vickers(2)	100,000	$0.12	08/11/2013	4,000	N/A	N/A
Girvan Patterson(2)	100,000	$0.12	08/11/2013	4,000	N/A	N/A
John Buchannan(2)	100,000	$0.12	08/11/2013	4,000	N/A	N/A

(1)

This amount is calculated as the difference between the market value of securities underlying the options on March 31, 2009 28, 2009, being the last trading day of the Company’s shares for the financial year ended and the exercise price of the option. On March 31, 2009 the trading price of a common share of the Company on the CNSX was $0.16.

(2)

On August 6, 2008, each of Robert Shea, Jerry Vickers, Girvan Patterson and John Buchanan returned options to acquire 25,000 common shares having an exercise price of $1.05 for cancellation.

Incentive Plan Awards – value vested or earned during the year

The following table sets forth for the Named Executive Officers, the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Shea	Nil	N/A	N/A
Jerry Vickers	Nil	N/A	N/A
Girvan Patterson	Nil	N/A	N/A
John Buchanan	Nil	N/A	N/A

(1)

This amount is calculated as the difference between the market value of securities underlying the options on the vesting dates and the exercise price of the options.  All options granted vested on date of grant and exercise price of $0.12 equal to market price of common shares as at date of grant.

Securities Authorized for Issuance under Equity Compensation Plans

As of July 31, 2009, the following equity securities of the Company were authorized for issuance pursuant to compensation plans:

Plan Category	Number of Securities to be Issued upon the Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation approved by shareholders (Stock Option Plan)	570,000	$0.143	630,000
Equity compensation not approved by shareholders	N/A	N/A	N/A
Total	570,000	$0.139	630,000

Indebtedness of Directors And Officers

As at March 31, 2009, no director, officer, employee, former director, officer and employee of the Company or its subsidiary was indebted to the Company.

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

C.

Board Practices.

Term

Each of the directors are elected by the shareholders of the Company and holds office until the next annual meeting of shareholders or until his or her successor is appointed.  The date that each of the directors became a member of the board of Plaintree is set out in the table found in Item 6.A above.

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

D.

Employees

As at the date of this 20-F, the Company’s total work force is 60 persons, all of whom are located in Arnprior, Ontario.  All employees and service providers execute confidentiality agreements with the Company and assignments of intellectual property rights to the Company.  The Company’s employees are not unionized.

E.

Share Ownership

The table in Item 6.A. sets out the names of the directors and senior management of the Company together with the number of shares and options of the Company held, directly or indirectly, by each as at the date of this 20-F.

As at the date hereof, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 2,468,310 common shares, representing 19.1% of the common shares then outstanding (excluding any common shares to be obtained on the exercise of options held by the directors and officers).

Stock Option Plan

The Company’s stock option plan is described in Item 6.A of this 20-F.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the common shares held by the owners of 5% or more of the common shares, as known to the Company as of the date of the 20-F:

Title of Class	Identity of Person or Group	Number Owned	Percent of Class(1)
Common Shares	Targa Group Inc.	2,524,676	20.2%
Common Shares	William David Watson II	1,925,000	15.4%
Common Shares	Nora Watson	1,575,000	12.6%
Class A	Targa Electronics Systems Inc.	9,000	49.1%
Class A	William David Watson II	5,203.75	28.4%
Class A	Nora Watson	4,121.25	22.5%

(1)

As at the date of this 20-F there were 12,522,143 common shares outstanding and 18,325 class A preferred shares outstanding.  The percentage presented in the column does not reflect any of the common shares to be obtained on the exercise of options currently outstanding.

There has been no significant change in the percentage ownership held by the major shareholders during the past three years except for the changes of ownership resulting from the Acquisition.

The Company’s major shareholders do not have any different voting rights than the Company’s other shareholders

To the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person except that Targa Group Inc. owns approximately 20.2% of the common shares of the Company, Targa Electronics Systems Inc. owns approximately 49.1% of the class A preferred shares of the Company, William David Watson II owns approximately 15.4% of the common shares and 28.4% of the class A preferred shares of the Company and Nora Watson owns approximately 12.6% of the common shares and 22.5% of the class A preferred shares of the Company.

There are no arrangements known to the Company to operation of which may at a subsequent date result in a change of control of the Company.

B.

Related Party Transactions

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company or any known associate or affiliate of such persons, in any transaction of the Company during the fiscal year ended March 31, 2009 or in any proposed transaction which has materially affected or will materially affect the Company except as disclosed under Item 5.B “Related Party Transactions” and “Employment Agreement of the Named Executive Officers”.

C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8:  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The following financial statements of the Company and the report of the independent auditor are included as Appendix A as noted in Exhibit 1:  Fiscal 2009 Statements thereto, together with the report thereon of Deloitte & Touche, LLP:

(a)

Independent Registered Chartered Accountants Report relating to the Fiscal 2009 Statements;

(b)

Consolidated Statements of Income and Comprehensive Income for the years ended March 31, 2009, March 31, 2008 and 2007;

(c)

Consolidated Balance Sheets as at March 31, 2009 and March 31, 2008;

(d)

Consolidated Statements of Cash Flows for the years ended March 31, 2009, March 31, 2008 and March 31, 2007;

(e)

Consolidated Statements of Shareholders’ Equity (Deficiency) for the years ended March 31, 2009, March 31, 2008 and March 31, 2007; and

(f)

Notes to the Fiscal 2009 Statements.

B.

Significant Changes

None.

ITEM 9:  THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low sale prices of the common shares of the Company for the fiscal periods indicated:

Toronto Stock Exchange (TSX)(1)/Canadian National Stock Exchange(2)/OTCBB
	Price Per Share (Canadian $ unless otherwise noted)
	High		Low
Full Financial Years (Five Most Recent – ending on March 31 in each year)
	TSX	OTCBB	TSX	OTCBB
2005	1.50	1.30 USD	0.45	0.50 USD
	CNSX	OTCBB	CNSX	OTCBB
2006	n/a	0.7 USD	n/a	0.03 USD
2007	n/a	0.15 USD	n/a	0.04 USD
2008	n/a	0.30 USD	n/a	0.04 USD
2009	0.35	0.30 USD	0.10	0.01 USD

Full Financial Quarters (Two Most Recent Years ending on March 31 in each year and Q1 2010 ending on June 30, 2009)
	CNSX	OTCBB	CNSX	OTCBB
2008
First Quarter	n/a	0.1 USD	n/a	0.04 USD
Second Quarter	n/a	0.15 USD	n/a	0.05 USD
Third Quarter	n/a	0.21 USD	n/a	0.06 USD
Fourth Quarter	n/a	0.30 USD	n/a	0.08 USD
2009
First Quarter	n/a	0.21 USD	n/a	0.01 USD
Second Quarter	n/a	0.30 USD	n/a	0.06 USD
Third Quarter	0.30	0.30 USD	0.10	0.12 USD
Fourth Quarter	0.35	0.25 USD	0.10	0.12 USD
2010
First Quarter	0.30	0.18 USD	0.10	0.08 USD
Monthly (Most Recent 6 Months ending on August 31, 2009)
	CNSX	OTCBB	CNSX	OTCBB
March 2009	0.35	0.24 USD	0.16	0.12 USD
April 2009	0.23	0.17 USD	0.16	0.08 USD
May 2009	0.22	0.18 USD	0.20	0.16 USD
June 2009	0.30	0.18 USD	0.10	0.11 USD
July 2009	0.30	0.40 USD	0.01	0.06 USD
August 2009	0.30	0.30 USD	0.20	0.195 USD

(1)

The Company’s common shares were delisted from the Toronto Stock Exchange on October 17, 2005.

(2)

The Company’s common shares began trading on the Canadian National Stock Exchange on September 24, 2008.

As of the date of this 20-F, approximately 11% of the Company’s common shares, or 1,422,365 common shares, were held by 11 registered shareholders having addresses of record located in the United States.

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company’s common shares are quoted for trading on the Canadian National Stock Exchange and began trading on such exchange on September 24, 2008.  The Company’s common shares are also quoted on the OTCBB.  The Company’s common shares were listed on the Toronto Stock Exchange from June 1993 until delisted on October 17, 2005 for failure to meet the continued listing requirements.  The Company’s shares were also listed on the NASDAQ National Market from May 1995 until April 1, 1999.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

ITEM 10:  ADDITIONAL INFORMATION

A.

Share Capital

Not Applicable.

B.

Memorandum and Articles of Association

Articles of Amalgamation and By-laws

Pursuant to the articles of amalgamation dated April 1, 2008 of the Company, there are no restrictions on the business the Company may carry on.

Pursuant to By-law No. 1 of the Company dated April 1, 2008, a director or officer of the Company must disclose to the Company, as required by law, any interest such director or officer has in a material contract or transaction, whether made or proposed, with the Company, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.  Such a director may not vote on any resolution to approve the same except as provided for in the Canada Business Corporations Act.

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of class A preferred shares, of which 12,522,143 common shares and 18,325 class A preferred shares are outstanding as at the date of this 20-F.

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

The Company’s articles and by-laws do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

The Company’s by-laws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

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

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in §240.13a-15(f) or 240.15d-15(f))  Management conducted an evaluation of the effectiveness of its internal control over financial reporting . Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its evaluation, management concluded that a material weakness existed in its internal control over financial reporting as of March 31, 2009 related to the preparation of the Company’s U.S. GAAP reconciliation. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically the Company has identified a lack of sufficient personnel with appropriate knowledge, experience and training in U.S. GAAP to facilitate the timely preparation of its U.S. GAAP  reconciliation.  As a result of this material weakness, management has concluded that the Company’s internal control over financial reporting as of March 31, 2009 was ineffective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

ITEM 16B: CODE OF ETHICS

The Company has not yet developed a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  As previously reported, the Company has been concentrating on finding revenue and funding sources and this has taken significant management and board time.  The Company will develop a code of ethics for its officers as circumstances improve.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Deloitte & Touche LLP have been the auditors of the Company for the last three fiscal years. Audit fees for 2009 were $112,160 (2008 - $216,000).  The audit committee pre-approves all audit fees.

Tax Fees

Fees for professional services rendered by the Deloitte & Touche LLP for tax compliance, tax advice and tax planning for 2009 were $10,500  (2008 - $8,500).  The audit committee pre-approves all tax fees.

All Other Fees

Other fees for products and services provided by the principal accountant, other than the services reported under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees” above were $2,860 (2008 - $nil).  The audit committee pre-approves all other fees.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ significantly from those followed by domestic companies under the listing standards of the Canadian National Stock Exchange.

PART III

ITEM 17:  FINANCIAL STATEMENTS

The following financial statements of the Company and the report of the independent auditor are attached as an appendix as noted in Exhibit 1:

(a)

Independent Registered Chartered Accountant’s Report relating to the Fiscal 2009 Statements;

(b)

Consolidated Statements of Income and Comprehensive Income for the years ended March 31, 2009, March 31, 2008 and March 31, 2007;

(c)

Consolidated Balance Sheets as at March 31, 2009 and March 31, 2008;

(d)

Consolidated Statements of Cash Flows for the Years Ended March 31, 2009, March 31, 2008 and March 31, 2007;

(e)

Consolidated Statements of Shareholders’ Equity (Deficiency) for the Years Ended March 31, 2009, March 31, 2008 and March 31, 2007; and

(f)

Notes to the Fiscal 2009 Statements.

ITEM 18:  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19:  EXHIBITS

Number	Title
1	Fiscal 2009 Statements and Notes thereto, together with the report thereon of Deloitte & Touche, LLP
2	Plaintree Systems Inc. Certification of Chief Executive Officer and Chief Financial Officer
3	Plaintree Systems Inc. Certification pursuant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 12, 2009

PLAINTREE SYSTEMS INC.

Per:

David Watson

President and Chief Executive Officer