Form 20-F
period 2010-03-31
PLAINTREE SYSTEMS INC
filed 2010-09-29
CIK 943946

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

[Mark One]

                                                  [ ]  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

                                                 [x]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                                                                For the fiscal year ended March 31, 2010

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

90 Decosta Street, Arnprior, Ontario, K7S 0B5

(Address of Principal Executive Offices)

William David Watson II, Tel: (613) 623-3434 ext. 2222, dwatson@plaintree.com, Fax: (613) 623-4647, 90 Decosta Street, Arnprior, Ontario, K7S 0B5, Fax: (613) 623-4647, 90 Decosta Street, Arnprior, Ontario, K7S 0B5

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

12,925,253 Common Shares, without par value and 18,325 Class A Preferred Shares, without par value

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

4

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

9

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

30

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

41

ITEM 8:  FINANCIAL INFORMATION

42

ITEM 9:  THE OFFER AND LISTING

42

ITEM 10:  ADDITIONAL INFORMATION

44

ITEM 11:  QUANTATIVE AND QUALITIVE DISCLOSURES ABOUT MARKET RISKS

46

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

47

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

47

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  47

ITEM 15: CONTROLS AND PROCEDURES

47

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

47

ITEM 16B: CODE OF ETHICS

48

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

48

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

48

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PERSONS

48

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT                                                                          48

ITEM 16G: CORPORATE GOVERANCE                                                                                                                                   48

PART III

48

ITEM 17:  FINANCIAL STATEMENTS

48

ITEM 18:  FINANCIAL STATEMENTS

49

ITEM 19:  EXHIBITS

49

SIGNATURES

49

Caution Regarding Forward Looking Information

This Form 20-F (“20-F”) of Plaintree Systems Inc. (the “Company” or “Plaintree”) contains certain statements that to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflects Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the free space optics (“FSO”) industry; technological change; currency value fluctuation and  general economic conditions worldwide; Plaintree’s success in developing and introducing new products and services, expanding existing distribution channels and developing new distribution channels.  On April 1, 2008, Plaintree completed the acquisition (the “Acquisition”) of Hypernetics Limited (“Hypernetics”) and 4439112 Canada Inc., which through a wholly-owned subsidiary owned all of the share capital of Triodetic Building Products Inc. and other subsidiaries (the “Triodetic Group of Companies”) and immediately following the Acquisition Plaintree amalgamated (the “Amalgamation”) the businesses of each of Hypernetics and the Triodetic Group of Companies into Plaintree resulting in certain additional risk factors, including but not limited to business integration risk factors.  This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise except as required by law. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described elsewhere in this 20-F and in the other documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  All dollar amounts referred to herein, unless otherwise stated, are in Canadian dollars.

Reference to Company

The Acquisition was treated by Plaintree as a transaction between parties under common control and is accounted for under the continuity of interest method. Under the continuity of interest method, the 2010, 2009, 2008 and 2007 results are presented as if Plaintree, Hypernetics and Triodetic Group of Companies were combined companies at the commencement of fiscal 2007.  The financial results for fiscal 2006 are presented for Plaintree only (pre-amalgamation). In this 20-F, references to “Company” for the period up to and including March 31, 2010 refer to Plaintree Systems Inc. post Amalgamation unless otherwise noted.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:  KEY INFORMATION

A.

Selected Financial Data

The selected consolidated financial data include the accounts of Plaintree, Hypernetics and Triodetic Group of Companies and its wholly-owned subsidiaries presented in Canadian dollars for the fiscal years ended 2010, 2009, 2008, and 2007, and only the accounts of Plaintree for the fiscal year ended 2006.  All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to the audited consolidated financial statements and notes thereto included in Item 17 of this 20-F.  The Company’s consolidated financial statements are presented in accordance with generally accepted accounting principles in Canada, which also conform in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 23 to the audited consolidated financial statements.

Summary of Financial Information

	Year ended March 31,
	2006 (note 2)	2007 (note 1)	2008 (note 1)	2009 (note 1)	2010 (note 1)
Rate of Foreign Exchange (Note 3)	1.1935	1.1387	1.0330	1.1260	1.0906
Revenue	$1,691,334	$9,865,310	$13,848,507	$21,399,740	$9,190,873
Income (loss) from operations	$(585,066)	$39,617	$254,753	$4,745,513	$(1,222,579)
Net income/loss	$(330,011)	$280,183	$721,835	$4,844,499	$(1,293,501)
Net assets (net book value)	$(2,389,875)	$(92,676)	$269,205	$3,453,936	$2,145,934
Total assets	$7,542,773	$9,178,175	$11,416,187	$11,371,574	$8,751,551
Capital stock (excluding long term debt and redeemable preferred stock)	$97,561,140	$97,561,140	$97,586,741	$97,586,741	$97,844,651
Number of common shares outstanding	90,221,634	12,522,143	12,522,143	12,522,143	12,925,253
Long term debt and capital leases	-	$5,839,058	$113,906	$5,631,714	$4,604,131
Dividends per share	-	-	-	$10.914052 (per Class A share)	$10.914052 (per Class A share)
Net Income/Loss per share	$(0.00)	$0.02	$0.06	$0.27	$(0.22)
Net loss per share on a fully diluted basis	$(0.00)	$0.02	$0.06	$0.26	$(0.22)

Note 1:

The selected consolidated financial data includes the combined accounts of Plaintree, Hypernetics and Triodetic Group of Companies and its wholly-owned subsidiaries in Canadian Dollars.

Note 2:

The selected consolidated financial data includes only the accounts of Plaintree (pre amalgamation).

Note 3:

The average rate of foreign exchange for the months April to March in each year, converting US Dollars to Canadian Dollars, supplied by the Bank of Canada.

Note 4:

Rates of foreign exchange (high/low) converting US Dollars to Canadian Dollars, for the most current periods include March 2010 (1.0416/1.0103), April 2010 (1.0176/0.9988), May 2010 (1.0700/1.0106), June 2010 (1.0646/1.0212), July 2010 (1.0650/1.0283), August 2010 (1.0665/1.0166).

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

Limited Operating History. The Company has a limited operating history as a combined company with two years history of earnings. Prior to the Amalgamation, the Plaintree had limited success generating sufficient operating revenues to finance its day-to-day operations.

Limited Financial Resources. The Company has and likely will continue to have limited financial resources and has and continues to rely on related party financing. Additional financing may be required which, if available, may not be available on favorable terms or could serve to dilute existing equity. Lack of any necessary additional financing could impair the Company’s future growth. Failure of the Company to obtain additional future financing could cause the Company to forfeit its interest in its products and reduce or terminate its operations. While the related parties have agreed not to demand the line of credit or the demand loan through at least August 2011, there is no assurance that they will delay beyond that.

Growth Related Risks.  The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls.  Any inability by the Company to deal with growth could have a material adverse impact on its business, operations and prospects.

Intellectual Property. The success of the Company will depend, in part, on the ability to protect its proprietary information relating to its wireless products, structured buildings and aviation products and related manufacturing equipment and to operate without infringing upon the proprietary rights of third parties. The products being developed by the Company are capable of being duplicated or improved upon by competitors and accordingly, the Company may be vulnerable to competitors who develop competing products, whether independently or as a result of acquiring access to the Company’s proprietary products or trade secrets. If this occurs, then the Company may incur legal costs in actions to protect its proprietary interests or to defend itself in suits brought by others against the Company pertaining to such matters.

Laws and Regulations. The construction and aviation industry in Canada and in the United States is subject to various national, regional and local laws and regulations governing taxes, labor, safety, protection of the environment and other matters. Amendments to current laws and regulations governing the operations and activities of companies such as the Company, or more stringent implementation thereof, could have an adverse impact on the Company. The Company intends to distribute its products and services through distributors in North America and other countries and as a result foreign laws should be considered as potential risk.

Licenses and Permits. The operations and products of the Company may require licenses and permits from various governmental authorities. There is no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to successfully carry out sales of its products in those jurisdictions requiring such licenses and permits.

Environmental Risks and Other Regulatory Requirements. The current or future operations of the Company, including development activities and commencement of production will likely require permits from various federal and local authorities in such operations and will be governed by laws and regulations governing development, production, taxes, labor standards, occupational health, and waste disposal, handling toxic substances, land use, environmental protection and other matters. There can be no assurance that all permits which the Company may require will be obtainable on reasonable terms or those laws and regulations would not have an adverse affect.

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

Competition and Market Factors

The Company’s Specialty Structures Division faces a number of competitors around the world for its construction business.  In the event that one of these competitors located in an area of the world with low labor and environmental costs becomes aggressive in worldwide marketing and pricing, this could have a detrimental effect on the sales of this division. Additionally, a large portion of this division’s sales are currently to mining and commercial construction companies. Continued declines in these markets will detrimentally affect sales.

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

Following the completion of the Acquisition and the Amalgamation in April 2008, the Company has been operating the former business of Plaintree, Hypernetics and the Triodetic Group of Companies as separate operating divisions: (i) the Electronics Division (“Electronics Division”) comprising the development of optical wireless communications equipment for local area, wide area, voice, internet and security networks (former Plaintree business) and manufacturing avionic components (former Hypernetics business); and (ii) Specialty Structures Division (“Specialty Structures Division”) comprising the designing, building and manufacturing of steel and aluminum specialty structures.

On April 1, 2008 in consideration for the $9,000,000 in Canadian funds purchase price for the Hypernetics shares, the Company issued 9,000 class A preferred shares to Targa Electronics Systems Inc., the sole shareholder of Hypernetics.  Also on April 1, 2008, in consideration for the $11,000,000 in Canadian funds purchase price for the 4439112 Canada Inc. shares, the Company (i) paid the amount of $750,000 Canadian to William David Watson II and issued to William David Watson II 1,925,000 post-consolidation common shares of the Company and 5,203.75 class A preferred shares of the Company; and (ii) paid the amount of $750,000 in Canadian funds to Nora Watson and issued to Nora Watson 1,575,000 post-consolidation common shares of the Company and 4,121.25 class A preferred shares of the Company.  The shareholders of the Company approved the Acquisition at Plaintree’s annual and special meeting of shareholders on March 18, 2008.  Targa Electronics Systems Inc. is a wholly-owned subsidiary of Targa Group Inc., a company controlled by William David Watson II and Nora Watson through ownership of a majority of the shares of Targa Group Inc.  4439112 Canada Inc. was owned and controlled by William David Watson II and Nora Watson.  William David Watson II is the President and Chief Executive Officer of the Company and a director of the Company.  William David Watson II and Nora Watson, directly and through their control of Targa Group Inc. own 46.6% of the issued and outstanding Common Shares of Plaintree (43.9% on a fully-diluted basis).  As a result of these relationships, the Acquisition was considered to be a “related party transaction” under securities laws applicable to the Company.

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

Revenue by geographic location

	2010	2009	2008
Management Services Revenue
Canada	$103,490	$152,470	$ -

Product Revenue
Canada	2,482,639	9,899,882	5,236,730
United States	5,256,864	9,343,960	7,846,547
Chile	1,259,537	-	-
Other	88,343	2,003,428	$765,230
	9,087,383	21,247,270	13,848,507

Total Revenue	$9,190,873	$21,399,740	$13,848,507

Revenue by operating segments is shown on page 13.

Overview

The Company has two primary operating business divisions: Electronics Division and Specialty Structures Division.

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

Sources, pricing, component parts or finished products

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

Importance, duration and effect on patents, software, subscription lists and trademarks

Electronics Division

The Company principally relies on copyright, trade secret and contract law to protect its proprietary optical wireless technologies.  It may be possible for a third party to copy or otherwise obtain and use the Company’s products or technologies without authorization, or to develop similar technologies independently and there can be no assurance that such measures are adequate to protect the Company’s proprietary technologies.  In addition, the Company’s products may be licensed in foreign countries and the laws of such foreign countries may treat the protection of proprietary rights differently than, and may not protect the Company’s proprietary rights to the same extent as do, the laws of Canada.  Although the Company appreciates the benefits of patent protection, it believes that the rapid pace of technological change in this industry makes patent protection less significant than factors such as the knowledge, ability and experience of the Company’s employees, frequent product enhancements, and the timeliness and quality of support services provided by the Company. The Company also has registered trademarks in Canada and the United States. With respect to the aerospace products, the Company relies on strict product approvals and 38+ years of experience and product sales as a major competitive advantage.  When an integrator (Company’s customer) is awarded a contract from Boeing, Airbus, Bombardier, etc. the specified products are locked into the design.    Other products are competitively positioned in the market.

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

Competitive conditions in the principal markets and geographic areas in which the Company operates, including an assessment of the Company's competitive position

Electronics Division

The competitors for the optical wireless products are companies that produce short-haul wireless connectivity products which include RF, microwave and FSO companies. FSO has significant advantages over radio-based systems for certain markets, defined by range, bandwidth, flexibility, ease of installation and environmental requirements. The competitors for the aerospace products are companies that manufacture wheel speed transducers/tachometers/sensors, aircraft cockpit instrumentation and proximity sensors for the aerospace market.  There are two known competitors in the wheel speed transducer market.  These competitors are located in the United States and France.  There is only one known competitor in the indicators business and one known competitor in the proximity sensor business, both located in the US.  The Company has been manufacturing products for many of its customers for over 38 years and is able to win new business and maintain existing accounts by offering a competitive high quality product to the market.

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

Each project poses a different set of requirements that could favor one supplier versus another.  The Company exhibits distinctive competence in all product categories and in many applications which contributes to its high order of new and repeat business success rate.

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

C.

Organizational Structure

See “ITEM 4, Section A. History and Development of the Company”.

D.

Property, Plant and Equipment and Intangible assets

The Company’s property, plant and equipment includes the land and building as stated under “Facilities” above, as well as computer and office equipment, and furniture and fixtures (see Note 7 to the Fiscal 2010 Statements (as later defined). The Company’s intangible assets consist of computer software.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis, for the year ended March 31, 2010 is the responsibility of management and has been reviewed by the audit committee and approved by the board of directors.   The board of directors carries out its responsibilities for the financial statements and management’s discussion and analysis principally through the audit committee, which is comprised exclusively of independent directors.

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2010, 2009, and 2008 should be read in conjunction with the audited consolidated financial statements and notes of Plaintree for the year ended March 31, 2010 (“Fiscal 2010 Statements”).  Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP financial statements are reconciled to United States generally accepted accounting principles (“US GAAP”).

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

The Company’s common shares are quoted on the Canadian National Stock Exchange in Canada and on the OTCBB in the United States. All references to common shares, options, warrants and per common share amounts for all periods presented herein have been retroactively restated to reflect the above-referenced 10 to 1 share consolidation.

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

The following table sets forth selected financial information from the Company’s Fiscal 2010 Statements:

Statement of Operations Data
($000s, except per share data)	Fiscal Years ended March 31,
	2010	2009	2008

Revenue	$9,191	$ 21,400	$ 13,849
Operating income (loss)	$(1,223)	$4,746	$255

Net income (loss)	$(1,294)	$4,844	$722
Basic earnings (loss) per share	$(0.22)	$ 0.27	$ 0.06
Diluted earnings (loss) per share	$(0.22)	$ 0.26	$ 0.06

Balance Sheet Data
($000s,)	As at March 31
	2010	2009	2008

Total assets	$8,752	$ 11,372	$ 11,416
Total liabilities	$6,606	7,918	11,147
Long-term liabilities	$4,604	5,632	114
Cash dividends declared per common share	Nil	Nil	Nil
Cash dividends declared for Class A preferred shares	$200	$200	Nil

US GAAP reconciliation

The financial statements of the Company have been prepared in accordance with Canadian GAAP.  The following adjustments would be required in order to present the financial statements in accordance with US GAAP.

Under US GAAP, the net income (loss) and earnings per common share figures for the years ended March 31, 2010, 2009 and 2008 and the shareholders’ equity (deficiency) as at March 31, 2010, 2009 and 2008 would be adjusted as follows:

	2010	2009	2008

Canadian GAAP net income (loss)	$ (1,293,501)	$ 4,844,499	$ 721,835

Adjustment to operating expenses relating to accretion of debt discount (a)	-	-	7,384

U.S. GAAP net income (loss)	$ (1,293,501)	$ 4,844,499	$ 729,219

Basic earnings (loss) per share based on U.S. GAAP	$ (0.22)	$ 0.27	$ 0.06

Diluted earnings (loss) per share based on U.S. GAAP	$ (0.22)	$ 0.26	$ 0.06

	Shareholders' Equity (Deficiency)

	2010	2009	2008

Canadian GAAP	$ 2,145,934	$ 3,453,936	$ 269,205

Adjustment to operating expenses relating to accretion of debt discount (a)	-	-	7,384

U.S. GAAP	$ 2,145,934	$ 3,453,936	$ 276,589

Accounting for convertible debentures

Under U.S. GAAP, the convertible debentures issued in April and June 2005 would not be bifurcated into their debt and equity components.  Accordingly, under U.S. GAAP, the due to related parties - convertible debentures would increase by $NIL (2009 - $NIL; 2008 - $NIL); accretion of debt discount, operating expenses, net income and shareholders' equity (deficiency) would decrease by $NIL (2009 - $NIL; 2008 - $7,384); and equity component of convertible debentures would decrease by $98,061 (2009 - $98,061; 2008 - $98,061).

Results of Operations

($000s, except per share and % amounts)	Fiscal Year			Change from Fiscal
	2010	2009	2008	2009 to 2010	2008 to 2009
Management services revenue – related party	$104	$ 152	$ 0	$(48)	$ 152
Product	9,087	21,247	13,848	(12,160)	7,399
Total revenue	9,191	21,399	13,848	(12,208)	7,551
Cost of revenue	6,313	12,764	8,499	(6,451)	4,265
Gross margin	2,878	8,635	5,349	(5,757)	3,286
	31.3%	40.4%	38.6%	(9.1)%	1.8%
Operating expenses:
Sales & marketing	536	915	1,133	(379)	(218)
Finance & administration	1,289	1,611	1,651	(322)	(40)
Research & development	1,451	1,553	1,688	(102)	(135)
Interest expense	130	229	482	(99)	(253)
(Gain) loss on foreign exchange	695	(418)	133	1,113	(551)
Accretion of debt discount	-	-	7	-	(7)
	4,101	3,890	5,094	211	(1,204)
Income (loss) from operations	(1,223)	4,745	255	(5,968)	4,490
Gain/(loss) on sale of investments	-	(7)	55	7	(62)
Partnership income	-	-	308	-	(308)
Partnership bank loan interest	-	-	(9)	-	9
Gain/(loss) on disposal of assets	(17)	(1)	211	(16)	(212)
Income before taxes	(1,240)	4,737	820	(5,977)	3,917
Income tax benefit/(expense)	(54)	107	(98)	161	205

Net income (loss)	$ (1,294)	$ 4,844	$ 722	$(6,138)	$ 4,122

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

The Company determines the geographic location of revenues based on the location of its customers.

Revenue by geographic location

	2010	2009	2008

Management services revenue
Canada	$ 103,490	$ 152,470	$ -

Product revenue
Canada	2,482,639	9,899,882	5,236,730
United States	5,256,864	9,343,960	7,846,547
Chile	1,259,537	-	-
Other	88,343	2,003,428	765,230

Total product revenue	9,087,383	21,247,270	13,848,507

Total revenue	$ 9,190,873	$ 21,399,740	$ 13,848,507

Revenue by division

	2010	2009	2008

Electronics	$ 3,569,891	$ 5,743,754	$ 4,774,459
Specialty Structures	5,620,982	15,655,986	9,074,048
Total revenue	$9,190,873	$21,399,740	$13,848,507

Income (loss) by division

	2010	2009	2008

Electronics	$(894,016)	$ 959,036	$ 375,990
Specialty Structures	(399,485)	3,885,463	345,845
Total profit (loss)	$(1,293,501)	$4,844,499	$ 721,835

The product revenue concentration (customers with revenues in excess of 10% of total revenues) is as follows:

	2010	2009	2008

Number of customers	3	3	2
% of total revenue	21%,14%,11%	23%, 11%,10%	16%, 11%

Property, plant and equipment

	2010	2009	2008
Purchases	$190,342	$908,450	$1,370,344
Depreciation	$321,880	$433,775	$199,787
Total Assets	$3,013,881	$3,145,419	$2,671,812

Revenues

Management services revenue from related parties

Management services revenue was earned from a company controlled by a significant shareholder of Plaintree. Management services revenue decreased to $103,490 in fiscal 2010 from $152,470 in fiscal 2009. These services are provided as requested by the related party and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Product revenue

Total product revenue for fiscal 2010 was $9,087,383 compared to $21,247,270 in fiscal 2009 and $13,848,507 in fiscal 2008.  Product revenue decreased in fiscal 2010 from levels seen in fiscals 2009 and 2008 due to the global economic downturn.

Plaintree has two diversified business divisions: Specialty Structures and Electronics.

Plaintree’s Specialty Structures Division saw its first slowdowns occur in the first quarter of fiscal 2010. The world wide economic crisis continued to detrimentally affect this division's revenues throughout the 2nd and 3rd quarters. The Company saw increased activity in the 4th quarter of fiscal 2010 and expects that the Specialty Structure sales will increase in fiscal 2011.

Plaintree's Electronics Division derives most of its revenues from products installed on commercial aircraft and in particular, business jets. This market segment was hit very hard during the 2010 fiscal year and it is expected that this market will remain slower than usual through the first half of 2011.

Gross Margin

Total gross margin from management services revenue, from related parties, and product revenue for fiscal 2010 was $2,878,267 or 31.3% compared to $8,635,287 or 40.4% in fiscal 2009 and $5,349,375 or 38.6% in fiscal 2008. The gross margin for 2010 consists of a margin on management services to related parties of $75,456 (2009 - $111,167; 2008 - $nil) or 72.9% (2009 – 72.9%; 2008 – 0%) of management services revenue and a margin on product and management services revenue of $2,878,267 (2009 - $8,635,287; 2008 - $5,349,375), or 30.8% (2009 – 40.1%; 2008 – 38.6%) of sales. The gross margin on management services revenue which consists of revenues earned less direct employee salaries and benefits has remained consistent and is not expected to change significantly.

Gross margins related to product sales, not including inventory write-offs, in the fiscal 2008-2010 periods have been relatively constant around 40%. However, the margins have been reduced by additional inventory write-offs of $701,634, $382,790 and $121,108 incurred in each of fiscal 2010, 2009 and 2008.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $536,286, $915,002 and $1,133,251 for fiscal 2010, 2009 and 2008, respectively.  These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The fluctuations in sales and marketing expenses mainly relate to the cost of travel, commissions and advertising associated with the projects the company participated in during the period.  Some sales and marketing functions were consolidated during fiscal 2010 achieving cost reductions.

Finance and administration expenses

Finance and administrative expenses were $1,288,818, $1,610,596 and $1,651,325 in fiscal 2010, 2009 and 2008, respectively.  Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which included financial staff, legal and audit activities.

Finance and administrative expenses were higher during fiscal 2009 and 2008 as the Company had additional auditing and due diligence requirements associated with the Acquisition and subsequent amalgamation transaction.

Research and development expenses

Research and development expenses were $1,451,471, $1,553,354, $1,687,657 in fiscal 2010, 2009 and 2008, respectively. Research and development expenditures consist primarily of development engineering and personnel expenses.

Interest expense

Interest expense consists of interest incurred on bank and related party debt. Interest expenses were $129,553, $228,489 and $481,470 in fiscal 2010, 2009 and 2008, respectively. Interest expense decreased in 2010 due to the repayment of an interest bearing related party debt and a decrease in the prime lending rate of interest charged by the Company’s banker. The majority of the Company’s debt accrues interest at variable rates based on the Company’s bank prime lending rate of interest.

Gain on foreign exchange

The Company reported a loss on foreign exchange of $694,718 in fiscal 2010, a gain on foreign exchange of $417,667 in fiscal 2009 and loss of $133,535 for fiscal 2008. The gain/loss on foreign exchange represents the gain/loss, realized or unrealized, of transactions and year end foreign balances that are completed in currencies other than the Company’s reporting currency.  During the fiscal year ended March 31, 2010, the value of the US dollar decreased in comparison to the Canadian dollar by approximately 25 % from the start of the year resulting in a loss on foreign exchange.

Accretion

Accretion expenses consist of amortization of the discount on the debt portion of convertible debentures.

Other income (loss)

Other income (loss) included a loss of $17,343 and $1,022, during fiscals 2010 and 2009 and a gain of $210,565 in fiscal 2008 resulting from the sale of surplus Company assets during these periods.

Investments held by the Company resulted in a loss of $nil in fiscal 2010, $6,658 in fiscal 2009, a gain of $55,117 in fiscal 2008.

Partnership income, other partnership related expenses and Bank loan interest

During the year ended March 31, 2008, a total of $2,000,000 of distributions was received from the Partnership following which Plaintree’s investment in the Partnership was reduced to zero and the remaining $2,000,000 outstanding on the loan was satisfied through such distributions. In fiscal 2008, the Company recorded Partnership income allocations of $308,415 (2007 - $516,577).  Also recorded was bank loan interest expense of $8,415 (2007 - $214,994) and other Partnership related expenses of $nil (2007 - $59,677). In fiscal 2008, the Company ceased to be a partner and will receive no further income and incur no further expenses related to the Partnership. See “Buhler Partnership Investment” for further information.

Net Income (Loss)

The net loss for fiscal 2010 was $1,293,501 compared to net income for fiscal 2009 and fiscal 2008 of $4,844,499 and $721,835 respectively.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2010 and fiscal 2009:

Quarters ended

(unaudited, in $000s except per share data)

	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
	2010	2009	2009	2009	2009	2008	2008	2008
Revenue	$3,425	$1,203	$1,615	$2,948	$4,582	$4,932	$5,044	$6,842

Inc./(loss) from
operations	$(169)	$(718)	$(444)	$108	$928	$761	$1,657	$1,400

Net income/(loss)	$(240)	$(718)	$(444)	$108	$913	$761	$1,657	$1,514

Net income/(loss)
attributed to
common shareholders	$860	$(1,085)	$(810)	$(259)	$546	$395	$1,290	$1,147

Net income/(loss)
per share-basic	$0.07	$(0.08)	$(0.06)	$(0.02)	$0.04	$0.03	$0.10	$0.09

Net income/(loss)
per share-diluted	$0.07	$(0.08)	$(0.06)	$(0.02)	$0.04	$0.03	$0.10	$0.09

After the effects of the world economic decline during most of fiscal 2010, the Company has seen all of its markets rebound in the first quarter of fiscal 2011. Although contracts have not yet reached levels experienced in the 2009 fiscal year, the Company does expect these same volumes to be better than fiscal 2010 throughout fiscal 2011. Providing that the world economies do not slip into double dip recession, the Company is poised for a better year than fiscal 2010.

Fourth quarter of fiscal 2010

During the fourth quarter of fiscal 2010, revenue was approximately $3.4 M and the net loss was approximately $240,000.  Income (loss) from operations and net income (loss) for the each of the quarters in fiscal 2010 varied primarily due to the size, percentage completion and complexity of the projects entered into by the Specialty Structures division. Plaintree saw a return of customer inquiries and orders particularly for the Specialty Steel division during the fourth quarter of 2010.

Outlook

Fiscal 2010 concluded in a loss of approximately $1.3 million which included a loss on exchange of $695,000 and inventory write-down of $702,000. During fiscal 2010 the Company experienced delays in projects and in some cases cancellations of orders. Plaintree’s specialty structures Division saw its first slowdowns occur in the first quarter of 2010. The world wide economic crisis continued to detrimentally affect this division's revenues throughout the 2nd and 3rd quarters. However, in the 4th quarter increased order activity was visible. The Company expects to see a moderate increase in sales in early 2011. Plaintree's electronics division derives most of its revenues from products installed on commercial aircraft and in particular, business jets. This market segment was hit very hard during the 2010 year and it is expected that this market will remain slower than usual through the first half of 2011.

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

As part of the amalgamation, convertible debt principal of $1,301,240 was repaid to Targa. Convertible debenture debt of $36,000 and interest of $3,000 held by Hypernetics Ltd. were cancelled through amalgamation. $247,672 of convertible debentures remains outstanding representing interest that has accrued over the term of the debentures and does not accrue any additional interest.

Related Party Transactions – Other

As at March 31, 2010, a balance of $2,356,361($1,878,335 principal and $478,026 in interest) remained owing to senior officers. These amounts are recorded in Due to related parties – other – long-term as the parties have agreed not to demand repayment before August 2011.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears, including interest of $121,115 (2009 - $111,816) owing to this related party, amounted to $339,924 (2009 - $330,624).  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  The forbearance agreement is now in default. The party has agreed not to demand repayment before August 2011 and the amount is included in Due to related parties – other – long-term.

The Board of directors of the Company declared a cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on February 27, 2009 to the holders of record at the close of business on February 23, 2009. The dividend declared was a partial payment of the dividends accumulated in fiscal 2009.  $50,000 of the dividend had been paid by March 31, 2009 and the remaining $150,000 is listed as dividends payable, (paid in full during fiscal 2010), and is included above as Due to shareholders.

The Board of directors of the Company declared a cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on July 22, 2009 to the holders of record at the close of business on July 24, 2009. The dividend declared was a partial payment of the dividends accumulated in fiscal 2010. The full $200,000 of the dividend had been paid by March 31, 2010.

On June 29, 2010, the board of directors declared a further cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on July 5, 2010 to the holders of record at the close of business on June 30, 2010.  The dividend declared is a partial payment of the dividends accumulated in fiscal 2010.  As at the end of June 2010, an aggregate of $2,698,500 of dividends will have accrued and are unpaid on the Class A Preferred Shares since their issuance on April 1, 2008, after taking into effect the $200,000 aggregate dividend declared in February 2009 and the $200,000 aggregate dividend declared on July 22, 2009.

The Class A preferred shares are held by related parties and are entitled to annual cumulative dividends of 8% on the $1,000 redemption amount of the Class A preferred shares.

On April 1, 2008, the principal of $310,386 on a loan from Targa was repaid. Accumulated interest in the amount of $134,812 (2009 - $134,812), which was in Due to related parties – other - current portion on a loan from Targa remains outstanding as of March 31, 2010.  The party has agreed not to demand repayment before August 2011 and the amount is included in Due to related parties – other – long-term.

Related Party Transactions – line of credit and demand loan

During the first quarter of fiscal 2009, a demand loan of up to $1,800,000 and a revolving line of credit of up to $1,000,000 were established between Targa and the Company.  Under the loan agreements, all amounts advanced to the Company are payable on demand and bear interest at bank prime plus 2%.  The Targa Credit Facility is secured by a security interest granted over the assets of the Company.

At March 31, 2010, $500,000 remained outstanding on the line of credit with accumulated interest of $102,937 for a balance of $602,937; $nil was drawn against the revolving demand loan with accumulated interest owing of $66,581 for a balance of $66,581.

Targa has agreed that it will not demand repayment before August 2011 and, accordingly, the amounts are being shown as long term.

Other Contracts and Commitments

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2010:

			Payments due by fiscal period
	Total	Current	2011	2012	2013	2014 +

Due to related parties – convertible debentures	$ 247,672	$ -	$ 247,672	$ -	$ -	$ -
Due to related parties – other	2,831,097		2,831,097	-	-	-
Due to related party – line of Credit	602,937	-	602,937	-	-	-
Due to related party – demand loan	66,581	-	66,581	-	-	-
Long-term debt	1,036,454	180,610	169,608	140,846	100,667	444,723

	$ 4,784,741	$ 180,610	$ 3,917,895	$ 140,846	$ 100,667	$ 444,723

Facilities

As a result of the amalgamation, the Company obtained facilities previously owned by Hypernetics Ltd consisting of 12,000 square feet and by the Triodetic Group of Companies consisting of 18,000 square feet of plant and office space, both located in Arnprior, Ontario. In addition, the Company has completed the construction of additional plant and office space at its facilities in Arnprior, Ontario, providing another 7,000 square feet.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant accounting policies:

Basis of presentation

The consolidated financial statements include the accounts of Plaintree, Hypernetics and the Triodetic Group of Companies and its wholly-owned subsidiaries.  All significant intercompany balances and transactions have been eliminated on consolidation.

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

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are stated at cost.  Amortization is provided over the estimated useful lives of the assets using the straight-line method as follows:

Property, plant and equipment:

Building

20 years

Building improvements

10 years

Factory equipment

10 years

Computer equipment

 3 years

Office equipment and furniture

10 years

Vehicles

 4 years

Outside compound

10 years

Intangible assets:

Software

 2 years

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

The accounts of the Company's wholly-owned U.S. subsidiary, which is considered to be an integrated foreign operation, has been translated into Canadian dollars using the temporal method of foreign currency translation.  Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at average rates for the year.  Transaction gains or losses are included in income.

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

Development costs are deferred and amortized when the criteria for deferral under Canadian GAAP are met, or otherwise, are expensed as incurred.  To date, no such costs have been capitalized.

Use of accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.  Significant management estimates include percentage complete for revenue recognition, unbilled revenues, deferred revenues and allowance for doubtful accounts, useful lives of property, plant and equipment and intangible assets, inventory obsolescence, stock-based compensation, accrued liabilities, income tax valuation allowance and bifurcation of convertible debentures.  Actual results could differ from these estimates.

Income taxes

The Company’s future income tax assets and liabilities are recognized for the future tax consequences attributable to tax loss carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or be settled to the extent that such assets are more likely than not to be realized.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment or substantive enactment.  Future income tax assets are recognized to the extent it is more likely than not to be realized.

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

Held-for-trading

Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading.  They are measured at fair value at the balance sheets date.  Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

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

Held-to-maturity

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost using the effective interest rate method.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale, or that are not classified as loans and receivables, held-to-maturity or held-for-trading.  Except as mentioned below, available-for-sale financial assets are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income until realized when the cumulative gain or loss is transferred to other income.

Available-for-sale financial assets that do not have quoted market prices in an active market are recorded at cost.

Interest on interest-bearing available-for-sale financial assets is calculated using the effective interest rate method.

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest rate method.

Other liabilities

Other liabilities are recorded at amortized cost using the effective interest rate method and include all financial liabilities, other than derivative instruments.

Transaction costs

Transaction costs related to held-for-trading financial assets are expensed as incurred. Transaction costs related to available-for-sale financial assets, held-to-maturity financial assets, other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then recognized over the expected life of the instrument using the effective interest rate method.

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

New accounting policies

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  The new Section is applicable to the Company's fiscal year ended March 31, 2010. The adoption of this standard required the Company to retroactively reclassify its licensed computer software assets on its balance sheet from property, plant and equipment to intangible assets. The net book value of licensed computer software reclassified as of March 31, 2009 was $8,700.

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that the Company's own credit risk and the credit risk of counterparties should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives.  EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value for periods ending on or after the date of issuance of this Abstract.  The Company concluded that this standard had no material impact on its consolidated financial statements upon adoption during the year.

In August 2009, the CICA amended Handbook Section 3855, Financial Instruments - Recognition and Measurement, which adds guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset of the held-for-trading category.  In addition, this Section has been amended to: change the categories into which a debt instrument is required or permitted to be reclassified and change the impairment model for held-to-maturity financial assets to the incurred credit loss model of impaired loans; and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008.  The adoption of this new Section did not have a material impact on the Company's consolidated financial statements.

In June 2009, the CICA amended CICA Handbook Section 3862, Financial Instruments - Disclosure, which enhances disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements and expanded requirements regarding liquidity risk disclosure.  The new guidance does not change the financial instruments measurement requirements of Section 3855, but amends the disclosure requirements, which are as a result of changes made to International Financial Reporting Standard (IFRS) 7.  The guidance applies to financial instruments measured at fair value on the balance sheet and establishes a hierarchy for each financial instrument on an individual basis.  These amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this new Section did not have a material impact on the Company's consolidated financial statements.

Changes in accounting policy under US GAAP

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended FAS 157 by issuing FSP 157-1,  Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). In February 2008, the FASB also issued FSP 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2").  FSP 157-1 amends FAS 157 to exclude fair value requirements on leases.  FSP 157-2 delays the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  The Company adopted certain provisions of FAS 157, effective April 1, 2008. The Company is currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on its consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability.  Companies are required to adopt EITF 07-3 for new contracts entered into in Fiscal Years beginning after December 15, 2007.  Earlier application is not permitted. The Company adopted EITF 07-3 in the first quarter of Fiscal 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB revised SFAS No. 141R, Business Combinations.  This revision establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquire, recognizes and measure the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement is required to be adopted by the Company for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51.  SFAS No. 160 establishes accounting and reporting standards for non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 ("APB 14-1"), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement.  APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.    The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles ("FAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP.  FAS 162 is effective 60 days following the Securities Exchange Commission approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments.  Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of an investee’s intangibles and an equity investee’s issuance of shares. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued an amendment to the Financial Instruments Topic of the FASB ASC, which requires disclosures about fair value of financial instruments in interim as well as annual financial statements.  This amended Topic is effective for periods ending after June 15, 2009. The Company adopted this amended Topic in the first quarter of Fiscal 2010.  The adoption of this Topic did not have a material impact on the Company’s financial position or results of operations.

In April 2009, FASB issued FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies.  This FSP amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued the Subsequent Events Topic of the FASB ASC.  This Topic establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Topic sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, the FASB issued ASU, 2010-09, to provide amendments to the Subsequent Events Topic of the FASB ASC.  These amendments clarified certain disclosures previously required by the Topic. This Topic is effective for interim or annual periods ending after June 15, 2009.  The Company adopted this Topic in the first quarter of Fiscal 2010, and the amendments contained in the ASU in the fourth quarter of Fiscal 2010.  The adoption of the Topic and its amendments did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued SFAS 166 Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140. SFAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. SFAS 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  This Statement must be applied to transfers occurring on or after the effective date. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162 (the "Codification", or "FASB ASC"). The FASB ASC will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The FASB ASC is effective for interim and annual periods ending after September 15, 2009.  All pre-Codification GAAP are superseded as described in FASB Statement No. 168. All other accounting literature not included in the Codification is non-authoritative. The Company adopted the Codification in the second quarter of Fiscal 2010. The Codification did not have a material impact on the Company’s consolidated financial statements. The Company has updated references to the FASB ASC, as appropriate.

Future accounting changes

International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed that the use of IFRS will be required commencing 2011 for publicly accountable, profit oriented enterprises.  IFRS will be replacing current Canadian GAAP followed by the Company.  The Company will be required to begin reporting under IFRS for its first fiscal year beginning after January 1, 2011 and will be required to provide information that conforms to IFRS for the comparative periods presented.  Accordingly, the Company expects that its first interim financial statements presented in accordance with IFRS will be for the three-month period ended June 30, 2011, and its first annual financial statements presented in accordance with IFRS will be for the year ended March 31, 2012, which will include comparative data for the prior year.

The Company is in the process of commencing its transition plan that is being overseen by the Company’s Chief Financial Officer. The transition plan consists primarily of three phases: assessment, planning and implementation. The Company will be working on the assessment phase of its conversion program, which includes a detailed review of the current differences between Canadian GAAP and IFRS and impact assessment on systems, procedures and financial statements. The Company will address the design, planning, solution development and implementation of the conversion in the current year.  The Company expects to make changes to processes and system before the 2012 fiscal year, in time to enable the Company to record transactions under IFRS. Reporting is done to the Audit Committee of the Company’s Board of Directors on a regular basis. The Company will provide specialized training to internal resources as required.

Future accounting changes under U.S. GAAP

In June 2009, the FASB issued SFAS 167 Amendments to FASB Interpretation No. 46(R). SFAS 167 requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance.  It also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS 167 shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU provides amendments to the criteria in the Revenue Recognition - Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update ("ASU"), 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software - Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

Future accounting changes under Canadian GAAP

Consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which will replace the former Section 1600, Consolidated Financial Statements.  These new Sections are effective for interim and annual consolidated statements for fiscal years beginning on or after January 1, 2011 but with earlier adoption permitted and provide the Canadian equivalent to International Accounting Standard (IAS) 27, Consolidated and Separate Financial Statements.  The new standards are not expected to have a material effect on the Company’s consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which will replace the former Section 1581, Business Combinations.  The new Section is effective for acquisitions in fiscal years beginning on or after January 1, 2011 but with earlier adoption permitted and provides the Canadian equivalent to IFRS 3, Business Combinations.  The new standard is not expected to have a material effect on the Company’s consolidated financial statements.

EIC-175

In December 2009, the CICA issued EIC-175, Multiple Deliverables Revenue Arrangements.  The accounting changes summarized in EIC-175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption.  The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption

Summary of Outstanding Share Data

As at March 31, 2010, the following equity instruments of the Company were issued and outstanding:

Common Shares:

 12,925,253

Class A Preferred Shares: *        18,325

*

The Class A Preferred shares provide an 8% cumulative dividend based on a value of $1,000 per share, are redeemable at the option of the Company at any time at $1,000 per share plus accrued dividends and they are non-voting.

Convertible Debentures:**

$nil principal value

**

The Company has issued various tranches of convertible debentures to related parties for total outstanding value at March 31, 2010, of $247,671 in accrued interest only. The accrued interest is convertible at any time into common shares of the Company at varying conversion rates that were determined at the time of issuance of each tranche. If all the debentures plus accrued interest were converted at the current time, the total number of common shares issued would be 229,935.

Options:***

Options to acquire 570,000 common shares

***

The options, having exercise prices ranging from $0.12 to $0.80, were granted pursuant to the Company’s stock option plan.

Additional information relating to the Company may be found on SEDAR at www.sedar.com or the Company’s website at www.plaintree.com.

B.

Liquidity and Capital Resources

($000s)	Fiscal Year		Change from Fiscal
	2010	2009	2009 to 2010
Cash	$ 1,402	$1,452	$ (50)
Working Capital	3,736	5,940	(2,204)
Net cash provided by (used in):
Operating activities	1,652	3,253	(1,601)
Investing activities	(231)	(2,408)	2,177
Financing activities	(1,470)	(1,162)	(308)

Cash

As at March 31, 2010, the Company held $1,401,678 in cash, a decrease of $50,051 from March 31, 2009 primarily due to repayment of debt.

Working Capital

Working capital represents current assets less current liabilities.  As at March 31, 2010, the Company had positive working capital of $3,736,184 compared to a working capital of $5,940,231 at March 31, 2009.  The decrease in working capital was primarily a reduction in accounts receivable and inventory resulting from the lower sales activity and Company efforts to reduce its levels of inventory. The Company is subject to various covenants on the long-term debt (including debt to tangible net worth, current assets to current liabilities, capital and debt service ratios). The Company is in breach of the debt service ratio covenant to which the bank has provided a waiver letter waiving payment to April 1, 2011, with respect to these breaches; therefore the loans to the bank are not classified as a current liability.

Cash provided by Operating activities

Cash provided by operating activities for fiscal 2010 was $1,651,673 representing a decrease of $1,601,378 from $3,253,051 in fiscal 2009. The decreased cash provided by operating activities mainly relates to the net loss incurred in fiscal 2010 but was offset by the reduction in working capital assets.

Cash used in Investing activities

Cash used in investing activities for fiscal 2010 of $231,339 relates mainly to the purchase of fixed assets. This amount compares to net use of $2,408,450 in fiscal 2009 consisting of the purchase of assets of $908,450 including the construction of additional plant and office space, providing another 7,000 square feet and a $1,500,000 one time payment affecting the continuity of interests that occurred upon the acquisition of Hypernetics and Triodetic Group of Companies.

Cash used in Financing activities

Cash used in financing activities for fiscal 2010 was $1,470,385 compared to cash used in financing activities for fiscal 2009 of $1,162,017.  Cash used in financing activities for fiscal 2010 relates mostly to the repayment of amounts under the related party line of credit and demand loan and dividend payments to the Class A preferred shareholders. Cash used in financing activities during fiscal 2009 consisted of repayments to related parties. The Company intends to further reduce its amounts due to related parties as it generates cash from operations.

C.

Research and Development Patents and Licenses, etc.

See “Research and Development Expenses” in Item 5.A and “Research and Product Development” in Item 4.A.

D.

Trend Information

See “Overview” in Item 5.A

E.

Off-Balance Sheet Arrangement

None.

F.

Tabular disclosure of contractual obligations

The following table provides a summary of the Company’s obligations outstanding as of March 31, 2010:

Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual obligations	-	-	-	-	-

Long-Term Debt obligations	$4,784,741	$180,610	$4,058,741	$201,334	$344,056

Capital (Finance) Lease obligations	-	-	-	-	-

Operating Lease obligations	-	-	-	-	-

Purchase obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-

	$4,784,741	$180,610	$4,058,741	$201,334	$344,056

G.

Safe Harbor

All information that is not historical in nature is deemed to be a forward-looking statement.  Actual results could differ materially from those anticipated.  See also the section entitled “Caution Regarding Forward Looking Information” prior to Part I of this 20-F.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name and Residence	Present Principal Occupation(1)	Director Since	Number of Common Shares/Options
William David Watson Merrickville, Ontario	Chairman of the Board of Directors of the Company and Vice President, Mergers and Acquisitions of the Company	1999	7,000(5)
William David Watson II(2)(4) Burritts Rapids, Ontario	Chief Executive Officer and President of the Company	1999	4,449,676(6)
Robert E. Shea(3) Boston, Massachusetts	Chairman of Shea Financial Group	2000	534,510(7)(8)
Girvan L. Patterson(2)(3) Ottawa, Ontario	Chief Executive Officer, GaN Systems Inc.	2000	1,800(8)
Jerry S. Vickers(2)(3) Toronto, Ontario	Financial/Business Consultant	2003	-(8)
Hon. John Buchanan, P.C., Q.C. Halifax, Nova Scotia	Senator and Lawyer	2003	-(8)
Lynn Saunders Braeside, Ontario	Chief Financial Officer of the Company	N/A	-(8)
William Vangool Ottawa, Ontario	President Specialty Services Division	N/A	-(8)

(1)

The Information has been furnished by the respective director and officers individually

(2)

Member of the Compensation and Corporate Governance Committee.

(3)

Member of the Audit Committee.

(4)

David Watson II is the son of William David Watson.

(5)

Does not include 1,575,000 common shares held by Nora Watson, Mr. Watson’s spouse.

(6)

Includes 2,524,676 common shares held by Targa Group Inc., a company controlled by William David Watson II.

(7)

Held directly and through a holding company.

(8)

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

ROBERT E. SHEA, Director.  Mr. Shea was appointed a director of the Company on May 1, 2000. Mr. Shea is currently, and for the past forty two years has been, Chairman of Shea Financial Group, a company engaged in the design and funding of executive compensation plans. He is also a director of Silex Ventures, a CPC company trading on the TSX Venture Exchange, Highliner Foods, Inc., SolutionInc Technologies, Ltd., New England Canada Business Council, and American Manor Enterprises Inc. and has served on numerous boards in the past.

GIRVAN L. PATTERSON, Director.  Mr. Patterson was appointed a director of the Company in January 2000.  In 1988, Mr. Patterson co-founded CANAI Inc. (which in 1991 became Plaintree Systems Inc.) and from 1995 through 1999 was the Vice-President of International Sales, and served as the Corporate Secretary of the Company from 1988 to 2001.  In the past five years Mr. Patterson has held the positions of  VP Marketing at Voxium Inc, and COO of Taransys Inc. Currently, Mr Patterson is CEO of GaN Systems Inc.  Mr. Patterson also serves on the board and audit committee of Intertainment Media Inc. (TSXV).  In June 2010 Mr Patterson was appointed to the board of directors of the Pearson Peacekeeping Centre. Mr. Patterson was educated at Manchester and Aston University in the United Kingdom and holds a Chartered Engineer designation.

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

WILLIAM VANGOOL, President Specialty Structures Division. Mr. Vangool graduated in 1972 from University of Saskatchewan with a Bachelor of Science in Civil Engineering, Mr. Vangool has been associated with the design, development and manufacturing of the Triodetic system for the last 38 years, holding the position of President of the Company’s Specialty Structures division since the completion of the amalgamation of Triodetic with Plaintree. Mr Vangool frequently appears as a guest lecturer and has published several papers on the design and construction of space frames and foundation systems for permafrost conditions. In 1992, Mr. Vangool was given an award in recognition of services rendered to Canada during the Canadian participation at the 1992 Universal Exposition in Seville, Spain, presented by Luc. Lavoie, Commissioner General for Canada. Mr. Vangool has also been award the following honours:  Recipient of the Canadian Design Innovation Award by Canadian Mortgage Housing Corporation (CMHC) in 2000 for the design and development of a tubular foundation system using the Triodetic space frame technology, widely used in Alaska, Russia and Northern Canada; recipient of the Construct Canada Award in 2003; and Export Canada (EDC) Canadian Exporter of the Year Award in 2006.

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

Analysis of Elements

Certain of the Named Executive Officers have received bonus payments during fiscal 2010 while others have deferred a significant portion of their salary. Reference is made to the “Summary Compensation Table” set out below.

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

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for the March 31, 2010 year end; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at March 31, 2010.

During the financial year ended March 31, 2010, the Company had four (4) Named Executive Officers: William David Watson II, President and Chief Executive Officer, Lynn Saunders, Chief Financial Officer, William David Watson, Chairman and Vice President Business, Mergers and Acquisitions, and William Vangool, President Triodetic Division.

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial year ended March 31, 2010, in respect of the President and Chief Executive Officer, the Chief Financial Officer and the Chairman, Vice President, Mergers and Acquisitions, and President Triodetic Division. For the information concerning compensation related to previous years, please refer to the Company’s previous Management Proxy Circulars available at www.sedar.com.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Share- based Award ($)	Option- based Award(5) ($)	Non-equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation (3) ($)	Total Compensation ($)
					Annual Incentive Plans(2) ($)	Long-term Incentive Plans
William David Watson II, President and Chief Executive Officer	2010	200,000(4)	Nil	Nil	Nil	Nil	Nil	Nil	200,000
Lynn Saunders, Chief Financial Officer	2010	100,000	Nil	953.35	15,000	Nil	Nil	Nil	115,000
William Vangool, President Triodetic Division	2010	125,000	Nil	1,906.71	30,000	Nil	Nil		155,000
William David Watson, Chairman and VP, Mergers and Acquisitions	2010	150,000(6)	Nil	Nil	Nil	Nil	Nil	Nil	150,000

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

(4)

During fiscal 2010 most of Mr. Watson II’s salary has been deferred. The deferred amounts will be paid once Company resources permit.  Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly. The total amount of the deferred salary plus accumulated interest as at August 31, 2010 is $1,351,295.

(5)

The Company calculated the fair value of the options by using the Black-Scholes option pricing model.

(6)

During fiscal 2010 most of Mr. Watson’s fee has been deferred. The deferred amounts will be paid once Company resources permit.  Until paid, the deferred amounts accumulate interest at a rate of 2% per annum above the prime rate of interest charged by the Company’s bankers, compounded monthly. The total amount of the deferred fee plus accumulated interest as at August 31, 2010 is $1,166,066.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long-term incentive plans and, save as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the year ended March 31, 2010.

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

The Board of Directors may suspend, amend or terminate the Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby unless the affected participant consents to such amendment.  The further approval of the Shareholders is required only for amendments that increase the number of shares available for issuance under the Stock Option Plan, that materially increase the benefits accruing to participants, or that materially change the class of persons eligible for the granting of options. As of August 31, 2010, the Company has issued and outstanding options to purchase 570,000 common shares, representing 4.4% of the issued and outstanding common shares of the Company, at exercise prices ranging from $0.12 to $0.80 per common share.

During fiscal 2010, no stock options were granted.

The following table discloses the particulars of the option-based awards granted to the Named Executive Officers under the Company’s stock option plan at March 31, 2010:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Lynn Saunders	50,000	$0.12	08/11/2013	$2,000	N/A	N/A
William Vangool	100,000	$0.12	08/11/2013	$4,000	N/A	N/A

(1)

This amount is calculated as the difference between the market value of securities underlying the options on March 31, 2010, being the last trading day of the Company’s shares for the financial year ended and the exercise price of the option. On March 31, 2010 the trading price of a common share of the Company on the CNSX was $0.015.

Incentive Plan Awards – value vested or earned during the year

The following table sets forth for the Named Executive Officers, the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Lynn Saunders	Nil	N/A	N/A
William Vangool	Nil	N/A	N/A

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

Director Compensation Table

The following table sets forth all amounts of compensation earned by the Company’s directors, other than Named Executive Officers who did not receive any compensation for acting as director, for the most recently completed financial year (year ended March 31, 2010):

Name	Fees Earned ($)	Option-based awards ($)(1)	All other compensation ($)	Total ($)
Robert Shea	9,720	10,436	N/A	20,156
Jerry Vickers	9,000	10,436	N/A	19,436
Girvan Patterson	9,000	10,436	N/A	19,436
John Buchanan	8,000	10,436	N/A	18,436

(1)

The Company calculated the fair value of the options by using the Black-Scholes option pricing model.

Incentive Plan Awards

The following table discloses the particulars for each director, other than those that are also the Named Executive Officers, for awards outstanding at the end of the most recently completed financial year:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert Shea	100,000	$0.12	08/11/2013	4,000	N/A	N/A
Jerry Vickers	100,000	$0.12	08/11/2013	4,000	N/A	N/A
Girvan Patterson	100,000	$0.12	08/11/2013	4,000	N/A	N/A
John Buchannan	100,000	$0.12	08/11/2013	4,000	N/A	N/A

(1)

This amount is calculated as the difference between the market value of securities underlying the options on March 31, 2010, being the last trading day of the Company’s shares for the financial year ended and the exercise price of the option. On March 31, 2010 the trading price of a common share of the Company on the CNSX was $0.015.

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

Securities Authorized for Issuance under Equity Compensation Plans

As of August 31, 2010, the following equity securities of the Company were authorized for issuance pursuant to compensation plans:

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

Indebtedness of Directors and Officers

As at March 31, 2010, no director, officer, employee, former director, officer and employee of the Company or its subsidiary was indebted to the Company.

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

C.

Board Practices.

Term

Each of the directors is elected by the shareholders of the Company and holds office until the next annual meeting of shareholders or until his or her successor is appointed.  The date that each of the directors became a member of the board of Plaintree is set out in the table found in Item 6.A above.

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

As at the date hereof, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 4,992,986 common shares, representing 38.6% of the common shares then outstanding (excluding any common shares to be obtained on the exercise of options held by the directors and officers).

Stock Option Plan

The Company’s stock option plan is described in Item 6.A of this 20-F.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the common shares held by the owners of 5% or more of the common shares, as known to the Company as of the date of the 20-F:

Title of Class	Identity of Person or Group	Number Owned	Percent of Class(1)
Common Shares	Targa Group Inc.	2,524,676	19.9%
Common Shares	William David Watson II	1,925,000	14.9%
Common Shares	Nora Watson	1,575,000	12.2%
Class A	Targa Electronics Systems Inc.	9,000	49.1%
Class A	William David Watson II	5,203.75	28.4%
Class A	Nora Watson	4,121.25	22.5%

(1)

As at the date of this 20-F there were 12,925,253 common shares outstanding and 18,325 class A preferred shares outstanding.  The percentage presented in the column does not reflect any of the common shares to be obtained on the exercise of options currently outstanding.

There has been no significant change in the percentage ownership held by the major shareholders during the past three years except for the changes of ownership resulting from the Acquisition.

The Company’s major shareholders do not have any different voting rights than the Company’s other shareholders

To the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person except that Targa Group Inc. owns approximately 19.9% of the common shares of the Company, Targa Electronics Systems Inc. owns approximately 49.1% of the class A preferred shares of the Company, William David Watson II owns approximately 14.9% of the common shares and 28.4% of the class A preferred shares of the Company and Nora Watson owns approximately 12.2% of the common shares and 22.5% of the class A preferred shares of the Company.

There are no arrangements known to the Company to operation of which may at a subsequent date result in a change of control of the Company.

B.

Related Party Transactions

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company or any known associate or affiliate of such persons, in any transaction of the Company during the fiscal year ended March 31, 2010 or in any proposed transaction which has materially affected or will materially affect the Company except as disclosed under Item 5.B “Related Party Transactions” and “Employment Agreement of the Named Executive Officers”.

C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8:  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The following financial statements of the Company and the report of the independent auditor are included as Appendix A as noted in Exhibit 1:  Fiscal 2010 Statements thereto, together with the report thereon of Deloitte & Touche LLP:

(a)

Report of Independent Registered Chartered Accountants relating to the Fiscal 2010 Statements;

(b)

Consolidated Balance Sheets as at March 31, 2010 and March 31, 2009;

(c)

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income for the years ended March 31, 2010, March 31, 2009 and 2008;

(d)

Consolidated Statements of Cash Flows for the years ended March 31, 2010, March 31, 2009 and March 31, 2008;

(e)

Consolidated Statements of Shareholders’ Equity (Deficiency) for the years ended March 31,

 2010, March 31, 2009 and March 31, 2008; and

(f)

Notes to the Fiscal 2010 Statements.

B.

Significant Changes

None.

ITEM 9:  THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low sale prices of the common shares of the Company for the fiscal periods indicated:

Canadian National Stock Exchange(1)/OTCBB
	Price Per Share (Canadian $ unless otherwise noted)
	High		Low
Full Financial Years (Five Most Recent – ending on March 31 in each year)
	CNSX	OTCBB	CNSX	OTCBB
2006	n/a	0.70 USD	n/a	0.03 USD
2007	n/a	0.15 USD	n/a	0.04 USD
2008	n/a	0.30 USD	n/a	0.04 USD
2009	0.35	0.30 USD	0.10	0.01 USD
2010	0.30	0.25 USD	0.15	0.00 USD
Full Financial Quarters (Two Most Recent Years ending on March 31 in each year and Q1 2011 ending on June 30, 2010)
	CNSX	OTCBB	CNSX	OTCBB
2009
First Quarter	n/a	0.21 USD	n/a	0.01 USD
Second Quarter	n/a	0.30 USD	n/a	0.06 USD
Third Quarter	0.30	0.30 USD	0.10	0.12 USD
Fourth Quarter	0.35	0.25 USD	0.10	0.12 USD
2010
First Quarter	0.30	0.18 USD	0.10	0.08 USD
Second Quarter	0.30	0.4 USD	0.07	0.06 USD
Third Quarter	0.11	0.11 USD	0.15	0.02 USD
Fourth Quarter	0.04	0.25 USD	0.015	0.00 USD
2011
First Quarter	0.05	0.031 USD	0.005	0.025 USD
Monthly (Most Recent 6 Months ending on August 31, 2010)
	CNSX	OTCBB	CNSX	OTCBB
March 2010	0.02	0.25 USD	0.015	0.04 USD
April 2010	0.015	0.031 USD	0.15	0.01 USD
May 2010	0.015	0.031 USD	0.005	0.025 USD
June 2010	0.05	0.025 USD	0.005	0.02 USD
July 2010	0.05	0.1 USD	0.005	0.02 USD
August 2010	0.010	0.1 USD	0.005	0.03 USD

(1)

The Company’s common shares began trading on the Canadian National Stock Exchange on September 24, 2008.

As of the date of this 20-F, approximately 11% of the Company’s common shares, or 1,427,029 common shares, were held by 57 registered shareholders having addresses of record located in the United States

B.

Plan of Distribution

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

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of class A preferred shares, of which 12,925,253 common shares and 18,325 class A preferred shares are outstanding as at the date of this 20-F.

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

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in §240.13a-15(f) or 240.15d-15(f)).  Management conducted an evaluation of the effectiveness of its internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its evaluation, management concluded that a material weakness existed in its internal control over financial reporting as of March 31, 2010 related to the preparation of the Company’s U.S. GAAP reconciliation. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically the Company has identified a lack of sufficient personnel with appropriate knowledge, experience and training in U.S. GAAP to facilitate the timely preparation of its U.S. GAAP reconciliation.  As a result of this material weakness, management has concluded that the Company’s internal control over financial reporting as of March 31, 2010 was ineffective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the permanent exemption rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Deloitte & Touche LLP have been the auditors of the Company for the last three fiscal years. Audit fees for 2010 were $90,000 (2009 - $112,160).  The audit committee pre-approves all audit fees.

Audit Related Fees

No audit related fees were incurred in fiscal 2010 or 2009.

Tax Fees

Fees for professional services rendered by the Deloitte & Touche LLP for tax compliance, tax advice and tax planning for 2010 were $11,025  (2009 - $10,500).  The audit committee pre-approves all tax fees.

All Other Fees

Other fees for products and services provided by the principal accountant, other than the services reported under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees” above for 2010 were $60,000 (2009 - $2,860).  The audit committee pre-approves all other fees.

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

PART III

ITEM 17:  FINANCIAL STATEMENTS

The following financial statements of the Company and the report of the independent auditor are attached as an Appendix A as noted in Exhibit 1:

(a)

Report of Independent Registered Chartered Accountants relating to the Fiscal 2010 Statements;

(b)

Consolidated Balance Sheets as at March 31, 2010 and March 31, 2009;

(c)

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income for the years ended March 31, 2010, March 31, 2009 and March 31, 2008;

(d)

Consolidated Statements of Cash Flows for the years ended March 31, 2010, March 31, 2009 and March 31, 2008;

(e)

Consolidated Statements of Shareholders’ Equity (Deficiency) for the years ended March 31, 2010, March 31, 2009 and March 31, 2008; and

(f)

Notes to the Fiscal 2010 Statements.

(c)

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income for the years ended March 31, 2010, March 31, 2009 and March 31, 2008;

(d)

Consolidated Statements of Cash Flows for the years ended March 31, 2010, March 31, 2009 and March 31, 2008;

(e)

Consolidated Statements of Shareholders’ Equity (Deficiency) for the years ended March 31, 2010, March 31, 2009 and March 31, 2008; and

(f)

Notes to the Fiscal 2010 Statements.

ITEM 18:  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19:  EXHIBITS

Number	Title
1	Fiscal 2010 Statements and Notes thereto, together with the report thereon of Deloitte & Touche LLP
2	Plaintree Systems Inc. Certification of Chief Executive Officer and Chief Financial Officer
3	Plaintree Systems Inc. Certification pursuant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 27, 2010

PLAINTREE SYSTEMS INC.

Per:

David Watson

President and Chief Executive Officer